Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-228088

PROPOSED TRANSACTION—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Pandora Media, Inc.:

You are cordially invited to attend a special meeting of the stockholders of Pandora Media, Inc., which we will hold on January 29, 2019 at 9:00 a.m., local time, at Cathedral of Christ the Light Event Center, Conference Room AB, 2121 Harrison St., Oakland, CA 94612.

As previously announced, on September 23, 2018, Pandora Media, Inc. entered into an agreement and plan of merger and reorganization with Sirius XM Holdings Inc., pursuant to which Sirius XM will acquire Pandora and, at the closing of the acquisition, each holder of Pandora common stock will be entitled to receive 1.44 shares of Sirius XM common stock for each share of Pandora common stock issued and outstanding immediately prior to the closing. If the transaction is completed, Sirius XM will acquire all of the outstanding shares of Pandora common stock.

Pandora will be holding a special meeting of the Pandora stockholders for the purpose of voting on certain matters in connection with the transaction. No vote of Sirius XM stockholders is required in connection with the transaction, nor is any such vote being sought.

The market value of Sirius XM common stock being issued as merger consideration will depend on the market price of Sirius XM common stock on the closing date. Based on the closing price of Sirius XM common stock on September 21, 2018, the last trading day before the public announcement of the execution of the merger agreement, the value of the per share consideration payable to holders of Pandora common stock would be $10.05. Based on the closing price of Sirius XM common stock on December 17, 2018, the last practicable date before the filing of the proxy statement/prospectus accompanying this notice, the value of the per share consideration payable to holders of Pandora common stock would be $8.81.

The Pandora stockholders should obtain current market price quotations for shares of Pandora common stock and shares of Sirius XM common stock. Shares of Pandora common stock are listed on The New York Stock Exchange under the symbol “P” and shares of Sirius XM common stock are (and those shares to be issued as merger consideration will be) listed on the NASDAQ Global Select Market under the symbol “SIRI”. We expect that upon completion of the transactions contemplated by the merger agreement, former Pandora stockholders will own approximately 8.2% of the outstanding Sirius XM common stock (based on the number of shares of Pandora common stock outstanding as of the close of business on November 30, 2018, which is the record date for the Pandora special meeting, and the number of shares of Sirius XM common stock outstanding as of such date).

The Pandora board of directors has determined that the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, Pandora and its stockholders, has approved and declared advisable the merger agreement and the transactions contemplated thereby and recommends that the Pandora stockholders vote “FOR” the merger agreement proposal and “FOR” each of the other proposals described in the accompanying proxy statement/prospectus.

Your vote is important, regardless of the number of shares you own. Whether or not you plan to attend the Pandora special meeting, please vote as soon as possible to make sure that your shares are represented. Submitting a proxy now will not prevent you from being able to vote in person at the Pandora special meeting.

The obligations of Pandora and Sirius XM to complete the merger are subject to the satisfaction or waiver of the conditions set forth in the merger agreement, a copy of which is included as part of the accompanying proxy statement/prospectus. The proxy statement/prospectus provides you with detailed information about the merger agreement and the proposed transactions. It also contains or references information about Pandora and Sirius XM and certain related matters. You are encouraged to read the proxy statement/prospectus carefully and in its entirety. In particular, you should carefully read the section entitled “Risk Factors” beginning on page 19 of the proxy statement/prospectus for a discussion of risks you should consider in evaluating the proposed transactions and how they will affect you. You can also obtain information about Pandora and Sirius XM from documents that have been filed with the Securities and Exchange Commission that are incorporated in this proxy statement/prospectus by reference.

Thank you for your cooperation and we look forward to the successful completion of the transactions.

Very truly yours,	Very truly yours,
James E. Meyer Chief Executive Officer Sirius XM Holdings Inc.	Roger Lynch Chief Executive Officer Pandora Media, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions, the adoption of the merger agreement, the issuance of the shares of Sirius XM common stock in connection with the transactions described in the accompanying proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated December 20, 2018 and is first being mailed to the Pandora stockholders of record on or about December 20, 2018.

Pandora Media, Inc.
2100 Franklin Street, Suite 700
Oakland, California 94612
(510) 451-4100

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Pandora Media, Inc., a Delaware corporation (“Pandora”), will be held on January 29, 2019, at 9:00 a.m., local time, at Cathedral of Christ the Light Event Center, Conference Room AB, 2121 Harrison St., Oakland, CA 94612, for the following purposes:

1.

to consider and vote on a proposal to adopt the agreement and plan of merger and reorganization, dated as of September 23, 2018 (as such agreement may be amended from time to time), by and among Pandora, Sirius XM Holdings Inc., a Delaware corporation (“Sirius XM”), White Oaks Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Sirius XM (“Merger Sub”), Sirius XM Radio Inc., a Delaware corporation and wholly-owned subsidiary of Sirius XM (“Sirius XM Radio”), Billboard Holding Company, Inc., a Delaware corporation and wholly-owned subsidiary of Pandora (“New Holding Company”), and Billboard Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of New Holding Company (“Holdco Merger Sub”), pursuant to which the following transactions, each of which will occur on the closing date:

•

the merger of Holdco Merger Sub with and into Pandora, whereupon the separate existence of Holdco Merger Sub will cease and Pandora will continue as the surviving corporation and a wholly owned subsidiary of New Holding Company, and, as a result thereof, (i) each share of Pandora common stock will be converted into one share of New Holding Company common stock and (ii) each share of Pandora’s series A convertible preferred stock will be converted into one share of New Holding company preferred stock, having the same terms and conditions as immediately prior to the effective time of such merger;

•

the conversion of Pandora into a limited liability company formed under the Delaware Limited Liability Company Act by filing with the Secretary of State of the State of Delaware a certificate of conversion;

•

the merger of Merger Sub with and into New Holding Company, whereupon the separate existence of Merger Sub will cease and New Holding Company will continue as the surviving corporation and a wholly owned subsidiary of Sirius XM, and, as a result thereof, (i) each share of New Holding Company common stock will be converted into the right to receive 1.44 shares of Sirius XM common stock and (ii) each share of New Holding Company preferred stock will remain issued and outstanding and unaffected by such merger; and

•

the merger of New Holding Company with and into Sirius XM Radio, whereupon the separate existence of New Holding Company will cease, Sirius XM Radio will continue as the surviving corporation and Pandora will become a wholly-owned subsidiary of Sirius XM Radio, and, as a result thereof, (i) each share of Sirius XM Radio will remain issued and outstanding and unaffected by such merger and (ii) each share of capital stock of New Holding Company (including the shares of New Holding Company preferred stock) will be cancelled for no consideration.

2.

to consider and vote on a proposal to approve, on a non-binding advisory basis, certain compensation that may be paid or become payable to Pandora’s named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement; and

3.

to consider and vote on a proposal to adjourn or postpone the Pandora special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Pandora special meeting to approve the merger agreement proposal.

The Pandora board of directors has set November 30, 2018 as the record date for the Pandora special meeting. Only the holders of record of Pandora common stock and Pandora’s series A convertible preferred stock at the close of business on the record date will be entitled to notice of and to vote at the Pandora special meeting and any adjournments or postponements thereof.

Your vote is very important. The proposal to adopt the merger agreement and approve the transactions contemplated thereby must be approved by Pandora stockholders in order for the transactions to be completed. The failure to vote on this proposal will have the same effect as a vote “AGAINST” the transactions.

After reading the accompanying proxy statement/prospectus, please make sure to vote your shares by proxy promptly by completing, signing and dating the accompanying proxy card and returning it in the enclosed prepaid envelope or by voting by proxy by telephone or through the Internet by following the instructions on the accompanying proxy card. If you hold shares through an account with a bank, broker or other nominee, please follow the instructions you receive from it to vote your shares.

If you have any questions or need assistance with voting, please contact our proxy solicitor, Innisfree M&A Incorporated, by calling toll-free at (888) 750-5834 or (212) 750-5833 (collect).

BY ORDER OF THE BOARD OF
DIRECTORS OF PANDORA MEDIA, INC.

Steve Bené
General Counsel and Corporate Secretary

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information from other documents that Pandora and Sirius XM have filed with the Securities and Exchange Commission, which we refer to as the SEC. For a more detailed description of the information and documents incorporated by reference into this proxy statement/prospectus and how you may obtain it, please see “Where You Can Find More Information” beginning on page 140. This information is available for you to review without charge at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and through the SEC’s website at www.sec.gov. You can obtain copies of this proxy statement/prospectus and any of the documents incorporated by reference in this proxy statement/prospectus or other information about Pandora or Sirius XM, without charge, upon written or oral request to Pandora’s proxy solicitor or the applicable company’s principal executive office, which are as follows:

Pandora Media, Inc. 2100 Franklin Street, Suite 700 Oakland, California 94612 Attn.: Investor Relations (510) 451-4100	Sirius XM Holdings Inc. 1290 Avenue of the Americas, 11th Floor New York, New York 10104 Attn.: Investor Relations (212) 584-5100

If you would like to request any documents, please do so by January 22, 2019 in order to receive them before the Pandora special meeting.

Investors may also consult the Pandora Investor Relations website at investor.pandora.com or the Sirius XM website at www.siriusxm.com for more information concerning the transactions described in this proxy statement/prospectus or to obtain any of the documents filed with or furnished to the SEC by Pandora or Sirius XM, free of charge. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

The proxy statement/prospectus provides a detailed description of the merger agreement and the transactions contemplated thereby. We urge you to read the proxy statement/prospectus, including any documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety.

If you have any questions concerning the transactions contemplated by the merger agreement, the other matters to be considered at the Pandora special meeting or the accompanying proxy statement/prospectus or need assistance voting your shares of Pandora common stock, please contact Pandora’s proxy solicitor, Innisfree M&A Incorporated, by telephone at (888) 750-5834 (toll-free) or (212) 750-5833 (collect).

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Sirius XM, constitutes a prospectus of Sirius XM under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of Sirius XM’s common stock, par value $0.001 per share, to be issued to the stockholders of Pandora in connection with the acquisition of Pandora by Sirius XM. This document also constitutes a proxy statement of Pandora under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as Exchange Act. It also constitutes a notice of meeting with respect to a special meeting of the Pandora stockholders, at which they will be asked to vote upon a proposal to adopt the merger agreement and certain other proposals.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus in connection with any vote, the giving or withholding of any proxy or any investment decision in connection with the transactions contemplated by the merger agreement. Neither Pandora nor Sirius XM has authorized anyone to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated December 20, 2018. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than such date, unless otherwise specifically provided herein, and you should not assume that the information incorporated by reference herein is accurate as of any date other than the date of the incorporated document.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding Sirius XM has been provided by Sirius XM, and information contained in this proxy statement/prospectus regarding Pandora has been provided by Pandora.

i

ii

QUESTIONS AND ANSWERS ABOUT THE PANDORA SPECIAL MEETING

The following questions and answers briefly address some commonly asked questions about the Pandora special meeting. They may not include all the information that is important to the Pandora stockholders. We urge Pandora stockholders to read carefully this entire proxy statement/prospectus, including the annexes and the other documents referred to herein.

Q:	Why am I receiving these materials?
A:

On September 23, 2018, Pandora Media, Inc., which we refer to as Pandora, agreed to be acquired by Sirius XM Holdings Inc., which we refer to as Sirius XM, and we refer to such transactions, collectively, as the acquisition or transactions, pursuant to an agreement and plan of merger and reorganization, which we refer to, as amended from time to time, as the merger agreement, by and among Pandora, Sirius XM, White Oaks Acquisition Corp., a wholly-owned subsidiary of Sirius XM which we refer to as Merger Sub, Sirius XM Radio Inc., a wholly-owned subsidiary of Sirius XM which we refer to as Sirius XM Radio, Billboard Holding Company, Inc., a wholly-owned subsidiary of Pandora which we refer to as New Holding Company and Billboard Acquisition Sub, Inc., a wholly-owned subsidiary of New Holding Company which we refer to as Holdco Merger Sub. The acquisition cannot be completed unless the Pandora stockholders adopt the merger agreement and, accordingly, Pandora is holding a special meeting, which we refer to as the Pandora special meeting, of its stockholders to vote on such proposal.

Information about such proposal, the Pandora special meeting and the other business to be considered by the Pandora stockholders at the Pandora special meeting is contained in this proxy statement/prospectus.

We are delivering this document to you as both a proxy statement of Pandora and a prospectus of Sirius XM. It is a proxy statement because the Pandora board of directors is soliciting proxies from its stockholders. It is a prospectus because holders of shares of Pandora common stock, par value $0.0001 per share, which we refer to as Pandora common stock, will receive in exchange for such shares, at the closing of the transactions, which we refer to as the closing, shares of Sirius XM common stock, par value $0.001 per share, which we refer to as Sirius XM common stock.

Q:	What will Pandora stockholders receive in the transactions?
A:

Each share of Pandora common stock issued and outstanding immediately prior to the closing of the acquisition will, after initially being converted into a share of New Holding Company common stock (as defined below) in the holding company merger (as defined below), entitle the holder thereof to receive 1.44 shares of Sirius XM common stock, which we refer to as the exchange ratio and such shares issued as the merger consideration, as a result of the merger (as defined below). The exchange ratio is fixed and will not be adjusted to reflect changes in the stock price of Pandora common stock or Sirius XM common stock prior to the closing.

Sirius XM will not issue any fractional shares of Sirius XM common stock in connection with the transactions and each holder of shares of Pandora common stock who would otherwise have been entitled to receive a fraction of a share of Sirius XM common stock will receive an amount of cash, without interest, in lieu of such fraction of a share, as described in this proxy statement/prospectus.

Upon completion of the transactions, the former Pandora stockholders will own approximately 8.2% of the outstanding Sirius XM common stock (based on the number of shares of Pandora common stock outstanding as of the record date for the Pandora special meeting and the number of shares of Sirius XM common stock outstanding as of such date). Sirius XM stockholders will continue to own their existing shares, which will not be affected by the transactions.

Each share of Pandora’s Series A Convertible Preferred Stock, par value $0.0001 per share, which we refer to as the Pandora preferred stock, will be cancelled for no consideration. Sirius XM Radio is the sole holder of such preferred stock.

Q:	When and where will the Pandora special meeting be held?

A:	The Pandora special meeting will be held on January 29, 2019 at 9:00 a.m., local time, at Cathedral of Christ the Light Event Center, Conference Room AB, 2121 Harrison St., Oakland, CA 94612.

Q:	Who is entitled to vote at the Pandora special meeting and how many votes do I have?

A:	The Pandora board of directors has fixed November 30, 2018 as the record date for the Pandora special meeting, which we refer to as the record date.

All holders of record of shares of Pandora common stock and Pandora preferred stock as of the close of business on the record date are entitled to receive notice of, and to vote at, the Pandora special meeting.

Each holder of record of shares of Pandora common stock is entitled to one vote for each share of Pandora common stock owned as of the close of business on the record date. As of the close of business on the record date, there were 271,394,142 shares of Pandora common stock issued and outstanding.

The Pandora preferred stock is entitled to vote on an as-converted basis. As of the record date, there were 480,000 shares of Pandora preferred stock issued and outstanding, all of which were owned by Sirius XM Radio, and which are, in the aggregate, entitled to 48,426,718 votes (which number is equal to the number of shares of Pandora common stock into which the shares of Pandora preferred stock could be converted on the record date and constitutes approximately 15.1% of the voting power of Pandora stockholders). Sirius XM has agreed to vote all of the shares of Pandora preferred stock beneficially owned by it in favor of the merger agreement proposal (as defined below).

Q:	What am I being asked to vote on?
A:	At the Pandora special meeting, the Pandora stockholders are being asked to consider and vote upon:
•	a proposal to adopt the merger agreement, which we refer to as the merger agreement proposal;
•

a proposal to approve, on a non-binding advisory basis, certain compensation that may be paid or become payable to Pandora’s named executive officers that is based on or otherwise relates to the transactions, which we refer to as the advisory compensation proposal; and

•

a proposal to adjourn or postpone the Pandora special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Pandora special meeting to approve the merger agreement proposal, which we refer to as the adjournment proposal.

The merger agreement proposal must be approved in order for the transactions to be completed. The approval of the advisory compensation proposal and the adjournment proposal are not conditions to completion of the transactions.

Q:	What vote is required to approve each proposal?
A:

The merger agreement proposal: Approval of the merger agreement proposal requires the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of Pandora common stock and Pandora preferred stock entitled to vote thereon, voting together as a single class.

The advisory compensation proposal: Assuming a quorum is present, approval of the advisory compensation proposal requires the affirmative vote of the holders of a majority of the shares of Pandora common stock and Pandora preferred stock present in person or represented by proxy at the Pandora special meeting and entitled to vote thereon.

The adjournment proposal: Assuming a quorum is present, approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Pandora common stock and Pandora preferred stock present in person or represented by proxy at the Pandora special meeting and entitled to vote thereon. If a quorum is not present, the adjournment proposal may still be approved by the affirmative vote of the holders of a majority in voting power of the shares of Pandora common stock and Pandora preferred stock held by the Pandora stockholders present in person or represented by proxy at the Pandora special meeting.

Q:	What constitutes a quorum?
A:

The holders of a majority of the combined voting power of the outstanding shares of Pandora common stock and Pandora preferred stock entitled to vote at the Pandora special meeting, present in person or represented by proxy, shall constitute a quorum for purposes of the matters to be voted on at the Pandora special meeting.

If you hold shares of Pandora common stock in your own name and submit a proxy but fail to provide voting instructions or abstain on any of the proposals listed on the proxy card, your shares will be counted for purposes of determining whether a quorum is present at the Pandora special meeting.

If your shares of Pandora common stock are held in “street name” by your broker, bank or other nominee and you do not tell the nominee how to vote your shares, these shares will not be counted for purposes of determining whether a quorum is present for the transaction of business at the Pandora special meeting.

Q:	How does the Pandora board of directors recommend that I vote?
A:	The Pandora board of directors recommends that you vote “FOR” the merger agreement proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.
Q:	If my shares are held in “street name” by a bank, broker or other nominee, will my bank, broker or nominee vote my shares for me?
A:

Your bank, broker or other nominee does not have authority to vote on the proposals described in this proxy statement/prospectus. Your bank, broker or other nominee will vote your shares held by it in “street name” with respect to these matters ONLY if you provide instructions to it on how to vote. You should follow the directions your bank, broker or other nominee provides.

Q:	How do I vote?
A:	If you are a stockholder of record, you may submit a proxy to vote before the Pandora special meeting in one of the following ways:
•	use the toll-free number shown on your proxy card;
•	visit the website shown on your proxy card to vote via the Internet; or
•	complete, sign, date and return the enclosed proxy card.
You may also cast your vote in person at the Pandora special meeting.

If you hold your shares in “street name” through a bank, broker or other nominee, your bank, broker or other nominee will separately send you a voting instruction card describing the procedure for voting your shares of Pandora common stock.

Q:	Can I change my vote after I have returned a proxy or voting instruction card or voted via the Internet or by telephone?
A:

Yes. If you are a stockholder of record of Pandora common stock, whether you vote by mail, via the Internet or by telephone, you can change or revoke your proxy before it is voted at the Pandora special meeting by:

•	submitting a new proxy card bearing a later date, which new proxy card must be received prior to your shares of Pandora common stock being voted at the Pandora special meeting;
•	submitting new voting instructions via the Internet or by telephone at any time before 11:59 p.m., Eastern Time, on the day before the Pandora special meeting;
•	delivering a written notice of your revocation, which can be delivered to the Pandora corporate secretary at Pandora Media, Inc., Attention: Corporate Secretary, 2100 Franklin

Street, Suite 700, Oakland, California 94612 and it must be received before your shares of Pandora common stock are voted at the Pandora special meeting; or
•	voting in person at the Pandora special meeting. Please note that your attendance at the Pandora special meeting will not alone serve to revoke your proxy.
If you hold your shares in “street name” through a bank, broker or other nominee, you must follow the instructions of your bank, broker or other nominee to revoke or change your voting instructions.
Q:	How will my shares of Pandora common stock be voted if I return a blank proxy?
A:

If you complete, sign, date and return your proxy card and do not indicate how you want your shares of Pandora common stock to be voted, then your shares of Pandora common stock will be voted “FOR” the merger agreement proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal, if necessary or appropriate to solicit additional proxies in favor of the approval of the merger agreement.

Q:	What should I do if I receive more than one set of voting materials?
A:

You may receive more than one set of voting materials relating to the Pandora special meeting if you hold shares of Pandora stock in “street name” and also directly in your name as a stockholder of record or otherwise or if you hold shares of Pandora common stock in more than one brokerage account. If you do receive more than one set of voting materials, you should follow the appropriate procedures in each set of voting materials and each set should be voted and/or returned separately in order to ensure that you vote all of your shares.

Q:	What happens if I sell my shares of Pandora common stock before the Pandora special meeting?
A:	The record date is earlier than the date of the Pandora special meeting and the date that the transactions are expected to be completed.

If you sell or otherwise transfer your shares of Pandora common stock after the record date but before the Pandora special meeting, you will, unless special arrangements are made, retain your right to vote at the Pandora special meeting but will have transferred the right to receive Sirius XM common stock as merger consideration to the person to whom you transferred your shares of Pandora common stock. In order to receive the merger consideration, you must hold your shares of Pandora common stock through the closing of the transactions.

Q:	Are Pandora stockholders entitled to appraisal rights in connection with the transactions?

A:	No. Pandora stockholders are not entitled to appraisal rights in connection with the transactions. For more information regarding appraisal rights, see “Appraisal Rights” beginning on page 135.

Q:	What are the material U.S. federal income tax consequences of the transactions to U.S. Pandora stockholders?
A:

Sirius XM and Pandora intend for each of the holding company merger and the conversion, taken together, and the merger and the Sirius XM Radio merger, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, which we refer to as the Code, for U.S. federal income tax purposes. If the transactions so qualify, then a U.S. holder of Pandora common stock generally will not recognize any gain or loss as a result of the transactions (other than gain or loss with respect to cash received in lieu of a fractional share). However, if either Pandora or Sirius XM are unable to receive an opinion of counsel to that effect, the parties have agreed to restructure the transactions so that the transactions will be treated as a taxable stock sale. Additionally, the parties will revise and recirculate this proxy statement/prospectus and the Pandora board of directors will resolicit approval of the Pandora stockholders in favor of the restructured transaction.

The tax consequences of the transactions to Pandora stockholders may depend on such stockholder’s particular facts and circumstances. Each Pandora stockholder should read the discussion under “The Transactions—Material U.S. Federal Income Tax Consequences”

beginning on page 87 and should consult its own tax advisor for a full understanding of the tax consequences of the transactions to such stockholder.

Q:	When do you expect the transactions to be completed?
A:

Sirius XM and Pandora currently expect to complete the transactions during the first quarter of 2019. However, the completion of the transactions is subject to various conditions, including applicable antitrust approval and approval of the Pandora stockholders, and it is possible that factors outside of the control of Sirius XM and Pandora could result in the transactions being completed at a later time, or not at all.

For more information, see “The Merger Agreement—Conditions to Completion of the Transactions” beginning on page 108.

Q:	What do I need to do now?
A:

Carefully read and consider the information contained in and incorporated by reference into this proxy statement/prospectus, including its annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or via the Internet as soon as possible so that your shares of Pandora common stock will be voted in accordance with your instructions.

You should not send in your Pandora stock certificates at this time. After the transactions are completed, if you hold certificates representing shares of Pandora common stock immediately prior to the closing of the transactions, you will receive separate written instructions for surrendering your stock certificates in exchange for the merger consideration. In the meantime, you should retain your stock certificates.

Q:	Where can I find more information about the companies?

A:	You can find more information about Pandora and Sirius XM from the various sources described under “Where You Can Find More Information” beginning on page 140.

Q:	Whom should I contact if I have any questions about the proxy materials or voting?
A:

Pandora stockholders who have questions about the transactions or the matters to be voted on at the Pandora special meeting, or who desire additional copies of this proxy statement/prospectus should contact:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Pandora stockholders may call toll-free:
(888) 750-5384
Banks and Brokers may call collect:
(212) 750-5833

or

Pandora Media, Inc.
2100 Franklin Street, Suite 700
Oakland, California 94612
Attn.: Investor Relations
(510) 451-4100

SUMMARY

The following summary highlights selected information contained elsewhere in this proxy statement/prospectus. This summary does not contain all of the important information that you should consider before voting on the proposals. You should carefully read the entire proxy statement/prospectus, including the annexes and the documents incorporated by reference herein. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Parties

Sirius XM, Sirius XM Radio and Merger Sub
1290 Avenue of the Americas, 11th Floor
New York, New York 10104
(212) 584-5100

Sirius XM is a Delaware corporation. Sirius XM’s common stock is listed on the NASDAQ Global Select Market, which we refer to as NASDAQ, under the symbol “SIRI”.

Sirius XM owns Sirius XM Radio, which is a Delaware corporation. Sirius XM Radio is the world’s largest radio company measured by revenue and has approximately 33.5 million subscribers. Sirius XM Radio transmits music, sports, entertainment, comedy, talk, news, traffic and weather channels, as well as infotainment services, in the United States on a subscription fee basis through its two proprietary satellite radio systems. Subscribers can also receive music and other channels, plus features such as Sirius XM On Demand, over its Internet radio service, including through applications for mobile devices, home devices and other consumer electronic equipment. Sirius XM also provides connected vehicle services. Sirius XM’s connected vehicle services are designed to enhance the safety, security and driving experience for vehicle operators while providing marketing and operational benefits to automakers and their dealers.

Merger Sub is a Delaware corporation and a direct, wholly owned subsidiary of Sirius XM. Merger Sub was formed by Sirius XM solely for the purpose of engaging in the transactions contemplated by the merger agreement and has not carried on any business or conducted any other operations.

Liberty Media Corporation, which we refer to as Liberty Media, owns approximately 72.7% of the outstanding Sirius XM common stock as of December 17, 2018, the last practicable date before the filing of this proxy statement/prospectus, and upon completion of the transactions, we expect that Liberty Media will own approximately 66.7% of the outstanding Sirius XM common stock (based on the number of shares of Pandora common stock and Sirius XM common stock outstanding on December 17, 2018, the last practicable date before the filing of this proxy statement/prospectus).

Pandora, New Holding Company and Holdco Merger Sub

Pandora is a Delaware corporation. Pandora’s common stock is listed on The New York Stock Exchange, which we refer to as NYSE, under the symbol “P”.

Pandora is the world’s most powerful music discovery platform, offering a personalized experience for each of Pandora’s listeners wherever and whenever they want to listen to music—whether through mobile devices, car speakers or connected devices in the home. Unlike traditional radio that broadcasts the same content at the same time to all of its listeners, Pandora enables its listeners to create personalized stations and playlists, as well as search and play songs and albums on-demand. The Music Genome Project, Pandora’s content programming algorithms and data collected from its listeners power Pandora’s ability to predict listener music preferences, play music content suited to the tastes of each individual listener and introduce listeners to the music it thinks they will love. Founded by musicians, Pandora also empowers artists with valuable data and tools to help grow their audience and connect with their fans.

New Holding Company is a Delaware corporation and a wholly owned subsidiary of Pandora, and Holdco Merger Sub is a Delaware corporation and a wholly owned subsidiary of New Holding Company. Each of New Holding Company and Holdco Merger Sub was formed by Pandora solely for the purpose of engaging in the transactions contemplated by the merger agreement and has not carried on any business or conducted any other operations.

Structure of the Transactions and Effect of the Transactions on Pandora’s Capital Stock (page 38)

On September 23, 2018, Pandora agreed to be acquired by Sirius XM pursuant to the terms and conditions of the merger agreement. On October 25, 2018, as contemplated by the merger agreement, Sirius XM Radio, New Holding Company and Holdco Merger Sub entered into a joinder agreement to become parties to the merger agreement.

The terms and conditions of the acquisition are contained in the merger agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully, as it is the legal document that governs the transactions.

If the requisite Pandora stockholder approval is obtained and the other conditions to closing under the merger agreement are satisfied or waived, on the closing date the acquisition will be effected as follows:

•

Holdco Merger Sub will merge with and into Pandora, which we refer to as the holding company merger, with Pandora surviving the holding company merger as a wholly owned subsidiary of New Holding Company and, as a result thereof:

o	each share of Pandora common stock will be converted into one share of New Holding Company common stock; and
o

each share of Pandora preferred stock will be converted into one share of New Holding company preferred stock, having the same terms and conditions as immediately prior to the effective time of the holding company merger;

•	immediately following the holding company merger, Pandora will be converted into a limited liability company, which we refer to as the conversion;
•

immediately following the conversion, Merger Sub will merge with and into New Holding Company, which we refer to as the merger, with New Holding Company surviving the merger as a wholly owned subsidiary of Sirius XM and, as a result thereof:

o	each share of New Holding Company common stock will be converted into the right to receive 1.44 shares of Sirius XM common stock; and
o	each share of New Holding Company preferred stock will remain issued and outstanding and will be unaffected by the merger; and
•

immediately following the merger, New Holding Company with merge with and into Sirius XM Radio, which we refer to as the Sirius XM Radio merger, with Sirius XM Radio surviving the Sirius XM Radio merger, whereupon the separate existence of New Holding Company will cease and Pandora will be a wholly-owned subsidiary of Sirius XM Radio and, as a result thereof:

o	each share of Sirius XM Radio will remain issued and outstanding and unaffected by such merger; and
o	each share of capital stock of New Holding Company (including the shares of New Holding Company preferred stock) will be cancelled for no consideration.

As a result of the closing of the transactions, each share of Pandora common stock held immediately prior to the closing will, after initially being converted into a share of New Holding Company common stock in the holding company merger, entitle the holder thereof to receive 1.44 shares of Sirius XM common stock as a result of the merger, which number of shares we refer to as the exchange ratio. The exchange ratio is fixed and will not be adjusted to reflect changes in the stock price of Pandora common stock or Sirius XM common stock prior to the closing.

Treatment of Pandora Stock-Based Awards (page 95)

Stock Options. At the closing of the transactions, each option granted by Pandora under its stock incentive plans to purchase shares of Pandora common stock that is outstanding immediately prior to the closing of the transactions, whether vested or unvested, which we refer to as a Pandora stock option, will be assumed and converted into an option to purchase shares of Sirius XM common stock, which we refer to as a converted Sirius XM option, with appropriate adjustments (based on the exchange ratio) to the exercise price (rounded up to the nearest whole cent) and number of shares of Sirius XM common stock (rounded down to the nearest whole share) subject to such converted Sirius XM option, and will have the same vesting schedule and exercise conditions as in effect as of immediately prior to the closing of the transactions. However, any Pandora stock option that has an exercise price per share that is equal to or greater than the value, at the closing of the transactions, of Sirius XM common stock issued as merger consideration in exchange for each share of Pandora common stock, will be cancelled without payment therefor.

Restricted Stock Units. At the closing of the transactions, each right to receive one share of Pandora common stock granted by Pandora under its stock incentive plans in the form of “stock units” that is outstanding and unvested immediately prior to the closing of the transactions, which we refer to as a Pandora RSU, will be assumed and converted into a right to receive a number of shares of Sirius XM common stock, which we refer to as a converted Sirius XM RSU, with appropriate adjustments (based on the exchange ratio) to the number of shares of Sirius XM common stock to be received upon vesting (rounded down to the nearest whole share), and will have the same vesting schedule and settlement date as in effect as of immediately prior to the closing of the transactions.

Performance Award. At the closing of the transactions, each unvested performance award granted by Pandora under its stock incentive plans that is outstanding and unvested immediately prior to the closing of the transactions, which we refer to as a Pandora performance award, will be cancelled and forfeited if, at the closing of the transactions, the value of Sirius XM common stock issued as merger consideration in exchange for each share of Pandora common stock is less than $20.00. If such closing value equals or exceeds $20.00, then each Pandora performance award will be assumed and converted into a time-vesting award representing the right to receive a number of shares of Sirius XM common stock (rounded down to the nearest whole share), which we refer to as a converted Sirius XM performance award, based on the exchange ratio, and will have the same time-vesting schedule and settlement date as in effect as of immediately prior to the closing of the transactions.

Recommendation of the Pandora Board of Directors (page 51)

The Pandora board of directors (i) has determined that the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, Pandora and its stockholders, (ii) has approved and declared advisable the merger agreement and the transactions contemplated thereby and (iii) recommends that Pandora stockholders vote “FOR” the merger agreement proposal and “FOR” each of the other proposals described in the accompanying proxy statement/prospectus. The member of the Pandora board of directors that are affiliated with Sirius XM did not participate in such decision. See “The Transactions—Pandora’s Purpose and Reasons for the Transactions; Recommendation of the Pandora Board of Directors” beginning on page 51.

Opinions of Pandora’s Financial Advisors (page 60)

Opinion of Centerview Partners LLC

Pandora retained Centerview Partners LLC, which we refer to as Centerview, as a financial advisor to the Pandora board of Directors in connection with the transactions. In connection with this engagement, the Pandora board of directors requested that Centerview evaluate the fairness, from a financial point of view, to the holders of shares of Pandora common stock (other than those owned by Pandora (including shares of Pandora common stock held as treasury stock or otherwise)

and any shares of Pandora common stock held by Sirius XM or any affiliate of Pandora or Sirius XM (which shares are collectively referred to as “excluded shares” throughout this section and the summary of Centerview’s opinion below under the caption “Opinion of Centerview Partners LLC”) of the exchange ratio. On September 23, 2018, Centerview rendered to the Pandora board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 23, 2018, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the exchange ratio was fair, from a financial point of view, to the holders of shares of Pandora common stock other than excluded shares.

The full text of Centerview’s written opinion, dated September 23, 2018, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B and is incorporated herein by reference. In accordance with its engagement letter, Centerview’s financial advisory services and opinion were provided for the information and assistance of the members of the Pandora board of directors who are not designated by, or otherwise affiliated with, Sirius XM (which we refer to as the non-Sirius XM board members) (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transactions, and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of shares of Pandora common stock (other than excluded shares) of the exchange ratio. Centerview’s opinion did not address any other term or aspect of the merger agreement or the transactions and does not constitute a recommendation to any stockholder of Pandora or any other person as to how such stockholder or other person should vote or otherwise act with respect to the transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

Opinion of LionTree Advisors LLC

On September 23, 2018, at a meeting of the Pandora board of directors, LionTree Advisors LLC (which we refer to as LionTree) rendered an oral opinion to the Pandora board of directors (which was subsequently confirmed in writing by delivery of LionTree’s written opinion dated September 23, 2018) as to the fairness, from a financial point of view, as of such date, of the exchange ratio to the holders of Pandora common stock (for purposes of such opinion, other than Sirius XM and its affiliates, which we refer to collectively as the “excluded parties”), based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by LionTree in preparing its opinion.

LionTree’s opinion was provided to the Pandora board of directors and only addressed the fairness, from a financial point of view, of the exchange ratio to the holders of Pandora common stock (other than the excluded parties) (without giving effect to any impact of the transactions on any particular stockholder of Pandora other than in its capacity as a holder of Pandora common stock). The summary of LionTree’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus and incorporated herein by reference, and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by LionTree in preparing its opinion. However, neither LionTree’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus constitute a recommendation to any holder of Pandora common stock as to how such stockholder should vote or act on any matter relating to the transactions or any other matter.

Pandora Special Meeting (page 28)

The Pandora special meeting will be held on January 29, 2019, at 9:00 a.m. local time, at Cathedral of Christ the Light Event Center, Conference Room AB, 212 Harrison St., Oakland, CA

94612. At the Pandora special meeting, the Pandora stockholders will be asked to approve the merger agreement proposal, the advisory compensation proposal and the adjournment proposal.

Interests of Pandora’s Directors and Executive Officers in the Transactions (page 79)

Members of the Pandora board of directors and Pandora’s executive officers have various interests in the transactions that may be in addition to, or different from, the interests of Pandora’s stockholders. The members of the Pandora board of directors were aware of these interests and considered them at the time that the Pandora board of directors (other than Messrs. Frear, Maffei and Meyer, who did not participate in any deliberations regarding the transactions) approved the merger agreement and in making their recommendation that Pandora stockholders adopt the merger agreement. See “The Transactions—Interests of Pandora’s Directors and Executive Officers in the Transactions” beginning on 79.

Antitrust Approvals Required for the Transactions (page 91)

The transactions are subject to the expiration or termination of the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder, which we refer to as the HSR Act, and the receipt of approvals under the competition laws of Germany and Austria. No other regulatory approvals are required for the transactions.

There can be no assurances that these antitrust approvals will be obtained and, if obtained, there can be no assurances as to the timing of any approvals. For more information, please see “The Transactions—Antitrust Approvals Required for the Transactions” beginning on page 91.

Conditions to Completion of the Transactions (page 108)

The obligations of the parties to complete the transactions are subject to the satisfaction of a number of conditions (or waiver of the conditions set forth in the third bullet (to the extent permitted by law), sixth bullet and seventh bullet below), including, among others:

•	the receipt of the requisite approval of the Pandora stockholders of the merger agreement proposal;
•	the expiration or termination of any waiting period (and any extensions thereof) under the HSR Act and the receipt of approvals under the competition laws of Germany and Austria;
•	the absence of any law or order that prohibits or makes illegal the transactions;
•	the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, and there being no stop order or proceedings relating thereto;
•	the approval of NASDAQ for the listing of the shares of Sirius XM common stock to be issued in connection with the transactions;
•	subject to certain exceptions, the accuracy of the representations and warranties of each party and compliance by the parties with their respective covenants; and
•	the absence of a Pandora material adverse effect since September 23, 2018.

Neither Sirius XM nor Pandora can be certain when, or if, the conditions to the transactions will be satisfied or waived, or that the transactions will be completed. For more information, please see “The Merger Agreement—Conditions to Completion of the Transactions” beginning on page 108.

Go-Shop and Non-Solicitation by Pandora (page 102)

During the period beginning on September 23, 2018 and continuing until 12:01 a.m. (New York City time) on October 24, 2018, which date we refer to as the no-shop start date, Pandora had the right to:

•	initiate, solicit, facilitate and encourage any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a competing acquisition proposal;
•

furnish to any person that is party to an acceptable confidentiality agreement any information which is reasonably requested by any person in connection with their potentially making a competing acquisition proposal; and

•	participate or engage in discussions or negotiations with such person regarding a competing acquisition proposal.

On the no-shop start date, subject to certain exceptions, Pandora ceased such activities and is subject to further restrictions, including that it will not solicit proposals or offers that constitute, or could reasonably be expected to lead to, a competing acquisition proposal, or engage in any discussions or negotiations regarding a competing acquisition proposal. In accordance with the terms of the merger agreement, Pandora notified Sirius XM on the no-shop start date that Pandora had not received any acquisition proposals or drafts of proposed agreements, term sheets or letters of intent related to any acquisition from any third party, written or otherwise, after the execution of the merger agreement and prior to the no-shop start date.

For more information, please see “The Merger Agreement—Go-Shop and Non-Solicitation by Pandora” beginning on page 102.

Termination (page 110)

The merger agreement may be terminated in the following circumstances (subject to certain exceptions as described in further detail in this proxy statement/prospectus):

•	by mutual written agreement of Sirius XM and Pandora;
•	by either Sirius XM or Pandora if:
o	there is a final, non-appealable governmental order prohibiting the transactions;
o	the closing has not occurred by June 23, 2019, which date we refer to as the outside date; or
o	the Pandora stockholders have not approved the merger agreement proposal at the Pandora special meeting (including at any adjournment or postponement thereof).
•	by Pandora:
o	if Sirius XM is in breach of the merger agreement such that Pandora is not obligated to close the transactions, and such breach is either incurable or not cured within 30 days; or
o

in order for Pandora to enter into a binding definitive agreement to effect a transaction constituting a superior proposal, subject to Pandora paying to Sirius XM prior to or concurrently with such termination the termination fee or the go-shop termination fee (each as described below).

•	by Sirius XM:
o	if Pandora is in breach of the merger agreement such that Sirius XM is not obligated to close the transactions, and such breach is either incurable or not cured within 30 days; or

o

if Pandora, among other things, has changed its recommendation with respect to the transactions, has materially breached any of the provisions described in the sections entitled “Go-Shop and Non-Solicitation by Pandora” beginning on page 102 or has approved or entered into an alternative acquisition agreement.

For more information, please see “The Merger Agreement—Termination” beginning on page 110.

Termination Fee (page 111)

In connection with certain of the termination rights described above and under other specified circumstances, Pandora may be required to pay Sirius XM a termination fee of $105 million, which we refer to as the termination fee. For more information, please see “The Merger Agreement—Termination Fees” beginning on page 111.

Comparison of Stockholders’ Rights (page 127)

Following the completion of the transactions, the rights of Pandora stockholders who become Sirius XM stockholders pursuant to the transactions will continue to be governed by the laws of the State of Delaware but will no longer be governed by the Pandora charter or the Pandora bylaws and instead will be governed by Sirius XM’s amended and restated certificate of incorporation, which we refer to as the Sirius XM charter, and Sirius XM’s amended and restated bylaws, which we refer to as the Sirius XM bylaws. For more information, see “Comparison of Stockholders’ Rights” beginning on page 127.

Litigation Related to the Transactions (page 86)

Certain litigation is pending in connection with the transactions. For more information, see “The Transactions—Litigation Related to the Transactions,” beginning on page 86.

Appraisal Rights (page 135)

The Pandora stockholders are not entitled to appraisal rights under the Delaware General Corporation Law, which we refer to as the DGCL, in connection with the transactions. For more information, see “Appraisal Rights” beginning on page 135.

Risk Factors (page 19)

You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented herein. In particular, you should consider the factors described under “Risk Factors” beginning on page 19.

Accounting Treatment of the Merger (page 92)

Sirius XM will account for the transactions as a business combination using the acquisition method of accounting for financial reporting purposes.

Material U.S. Federal Income Tax Consequences (page 87)

Each of the holding company merger and the conversion, taken together, and the merger and the Sirius XM Radio merger, taken together, are intended to be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, in which case a U.S. Holder of Pandora common stock generally will not recognize any gain or loss on the conversion of such holder’s Pandora common stock into New Holding Company common stock in the holding company merger, and a U.S. Holder of New Holding Company common stock who receives shares of Sirius XM common stock in the merger generally will not recognize gain or loss on the exchange of such holder’s New Holding Company common stock for Sirius XM common stock (other than gain or loss with respect to cash received in lieu of a fractional share).

Subject to Pandora and Sirius XM being able to provide customary representations and covenants in representation letters to be delivered to both parties’ counsel, Sirius XM and Pandora intend to obtain the opinions of their respective counsel to the effect that, on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing as of the closing date, each of the holding company merger and the conversion, taken together, and the merger and the Sirius XM Radio merger, taken together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Pandora and Sirius XM have agreed that if either of the opinions described above cannot be obtained (for example, because there has been a change in facts and circumstances, or because Sirius XM or Pandora is unable to make customary representations), the parties will restructure the transactions so that they will be treated for U.S. federal income tax purposes as a taxable stock sale by the Pandora stockholders. Additionally, the parties will revise and recirculate this proxy statement/prospectus and the Pandora board of directors will resolicit approval of the Pandora stockholders in favor of the restructured transaction.

The tax consequences of the transactions to each Pandora stockholder may depend on such holder’s particular facts and circumstances. Pandora stockholders are urged to consult their tax advisors to understand fully the consequences to them of the transactions in their specific circumstances. For more information, see “The Transactions—Material U.S. Federal Income Tax Consequences” beginning on page 87.

SELECTED HISTORICAL FINANCIAL DATA FOR SIRIUS XM

The following table summarizes financial results achieved by Sirius XM for the periods and at the dates indicated and is derived from, and should be read in conjunction with Sirius XM’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that Sirius XM has previously filed with the SEC for the periods indicated. Historical financial information for Sirius XM can be found in its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2018 and September 30, 2017 and its Annual Report on Form 10-K for the year ended December 31, 2017. See “Where You Can Find More Information” beginning on page 140. Financial amounts as of and for the nine months ended September 30, 2018 and 2017 are unaudited (and are not necessarily indicative of the results of operations for the full year or any other interim period), but Sirius XM management believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of the dates and for the periods indicated. You should not assume the results of operations for past periods and for the nine months ended September 30, 2018 and 2017 are indicative of results for any future period.

in thousands, except per share data	As of and for the nine months ended September 30,		As of and for the years ended December 31,
	2018	2017	2017	2016(1)	2015	2014	2013(2)
	(unaudited)
Statement of Comprehensive Income
Total revenues	$4,274,784	$4,021,231	$5,425,129	$5,017,220	$4,570,058	$4,181,095	$3,799,095
Net income	924,841	684,904	647,908	745,933	509,724	493,241	377,215
Net income per share—basic(3)	0.21	0.15	0.14	0.15	0.09	0.09	0.06
Net income per share—diluted(3)	0.20	0.14	0.14	0.15	0.09	0.08	0.06
Weighted average common shares outstanding—basic	4,482,249	4,660,041	4,637,553	4,917,050	5,375,707	5,788,944	6,227,646
Weighted average common shares outstanding—diluted	4,586,346	4,734,841	4,723,535	4,964,728	5,435,166	5,862,020	6,384,791
Cash dividends declared per share	0.033	0.030	0.041	0.010	—	—	—
Balance Sheet Data (at period end)
Cash and cash equivalents	$46,044	$73,553	$69,022	$213,939	$111,838	$147,724	$134,805
Restricted investments	10,939	10,274	10,352	9,888	9,888	5,922	5,718
Total assets(4)	8,273,507	8,652,416	8,329,374	8,003,595	8,046,662	8,369,065	8,826,959
Long-term debt, net of current portion(4)	6,562,152	6,728,349	6,741,243	5,842,764	5,443,614	4,487,419	3,088,701
Stockholders’ (deficit) equity	(1,375,375)	(1,050,101)	(1,523,874)	(792,015)	(166,491)	1,309,837	2,745,742

(1)

For the year ended December 31, 2016, Sirius XM recorded $293,896 as an increase to its deferred tax assets and decrease to its accumulated deficit as a result of the adoption of Accounting Standards Update 2016-09, Compensation-Stock Compensation (Topic 718).

(2)	The selected financial data for 2013 includes the balances and approximately two months of activity related to the acquisition of the connected vehicle business of Agero, Inc. in November 2013.
(3)

The 2017 net income per basic and diluted share includes the impact of $184,599 in income tax expense, or a decrease of approximately $0.04 per share, recorded in the fourth quarter of 2017 due to the reduction in Sirius XM’s net deferred tax asset balance as a result of the Tax Cut and Jobs Act signed into law on December 22, 2017. For additional information refer to Note 16 to Sirius XM’s consolidated financial statements in Item 8 of Sirius XM’s Annual Report on Form 10-K for the year ended December 31, 2017.

(4)

The 2013–2015 balances reflect the adoption of Accounting Standards Update 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, and Accounting Standards Update 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Agreements. As a result of Sirius XM’s adoption of these accounting standards updates, total assets was reduced by $7,155, $6,444 and $17,821 for the years ended December 31, 2015, 2014 and 2013, respectively, and Long-term debt, net of current portion, was reduced by $7,155, $6,444 and $5,120 for the years ended December 31, 2015, 2014 and 2013, respectively.

SELECTED HISTORICAL FINANCIAL DATA FOR PANDORA

The following table sets forth selected historical consolidated financial data for Pandora. The historical consolidated financial information for each of the years in the four-year period ended December 31, 2017 and the eleven months ended December 31, 2013 is derived from the audited consolidated financial statements of Pandora as of and for each of the years in the four-year period ended December 31, 2017 and the eleven months ended December 31, 2013. The historical consolidated financial information for Pandora as of September 30, 2018 and for the nine months ended September 30, 2018 and 2017 has been derived from Pandora’s unaudited interim condensed consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, which is incorporated herein by reference, and in the opinion of Pandora’s management, include all normal and recurring adjustments that are considered necessary for the fair statement of the results for the interim periods. You should not assume the results of operations for any past periods are indicative of results for any future period, including with respect to the future performance of Pandora following the date of this proxy statement/prospectus or of Sirius XM following the completion of the transactions. You should read this information in conjunction with Pandora’s consolidated financial statements and related notes thereto included in Pandora’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which is incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 140.

	As of and for the nine months ended September 30,		As of and for the years ended December 31,				Eleven months ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Income Statement Data
(in thousands, except per share data)
Total revenue	$1,121,655	$1,071,477	$1,466,812	$1,384,826	$1,164,043	$920,802	$600,233
Net loss	(287,353)	(473,646)	(518,395)	(342,978)	(169,661)	(30,406)	(27,017)
Net loss available to common stockholders	(309,774)	(506,493)	(558,561)	(342,978)	(169,661)	(30,406)	(27,017)
Net loss per common share, basic and diluted	(1.19)	(2.10)	(2.29)	(1.49)	(0.79)	(0.15)	(0.15)

Weighted-average basic and diluted common shares	260,327	241,579	243,637	230,693	213,790	205,273	180,968
Balance Sheet Data (at period end)
(dollars in thousands)
Cash and cash equivalents	$287,523	$493,181	$499,597	$199,944	$334,667	$175,957	$245,755
Working capital	492,960	694,001	685,883	371,704	451,675	439,254	362,777
Total assets	1,172,803	1,165,531	1,166,322	1,184,810	1,240,657	749,290	673,335
Long-term debt, net	255,272	267,396	273,014	342,247	234,577	—	—
Total liabilities	606,924	512,616	522,795	630,551	497,270	165,933	165,104
Redeemable convertible preferred stock	513,270	483,588	490,849	—	—	—	—
Common stock and additional paid-in capital	1,632,205	1,387,982	1,422,246	1,264,717	1,110,562	781,030	675,123
Total stockholders’ equity	52,609	169,327	152,678	554,259	743,387	583,357	508,231

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following table shows unaudited pro forma condensed combined consolidated financial information about the financial condition and results of operations, including per share data, after giving effect to the transactions and other pro forma adjustments. The unaudited pro forma condensed combined consolidated financial information assumes that the transactions are accounted for under the acquisition method of accounting for business combinations, and that the assets and liabilities of Pandora will be recorded by Sirius XM at their respective fair values as of the date the transactions are completed. The unaudited pro forma condensed combined consolidated balance sheet gives effect to the transactions as if the transactions had occurred on September 30, 2018. The unaudited pro forma condensed combined income statements for the nine months ended September 30, 2018, and the year ended December 31, 2017, give effect to the transactions as if the transactions had become effective at January 1, 2017. The unaudited selected pro forma combined financial information has been derived from and should be read in conjunction with the consolidated financial statements and related notes of Sirius XM, which are incorporated in this proxy statement/prospectus by reference, the consolidated financial statements and related notes of Pandora, which are incorporated in this proxy statement/prospectus by reference, and the more detailed unaudited pro forma condensed combined consolidated financial information, including the notes thereto, appearing elsewhere in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 140 and “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 114.

The unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of each period presented, nor the impact of possible business model changes. The unaudited pro forma condensed combined consolidated financial information also does not consider any potential effects of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors, including those discussed in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 19. In addition, as explained in more detail in the accompanying notes to the “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 114, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined consolidated financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the transactions.

in thousands (except per share data)	Nine months ended September 30, 2018	Year ended December 31, 2017
STATEMENTS OF COMPREHENSIVE INCOME
Total revenue	$5,396,439	$6,891,941
Income from operations	922,417	1,072,179
Net income for the period	519,413	62,706

Basic net income per common share	0.107	0.012
Diluted net income per common share	0.104	0.012
Basic weighted average common shares outstanding	4,873,037	5,028,341
Diluted weighted average common shares outstanding	4,977,134	5,114,323

As of September 30, 2018
BALANCE SHEET
Cash and cash equivalents	$333,567
Total assets	11,318,936
Long-term debt	6,817,424
Total stockholders’ equity	1,063,718

UNAUDITED COMPARATIVE PER COMMON SHARE DATA

The following table sets forth the basic net income per common share, diluted net income per share, dividends declared per common share and book value for Sirius XM and Pandora on a historical basis and on a pro forma combined basis, for the nine months ended September 30, 2018, and the basic net income per common share, diluted net income per share and dividends declared per common share on a historical basis and on a pro forma combined basis, for the year ended December 31, 2017. The unaudited pro forma data was derived by combining the historical financial information of Sirius XM and Pandora using the acquisition method of accounting for business combinations, and it assumes the transactions are completed as contemplated and represents a current estimate based on available information of the combined company’s results of operations. The unaudited pro forma data and equivalent per share information gives effect to the transactions as if the transactions had been effective on the dates presented, in the case of the book value data, and as if the transactions had become effective on January 1, 2017, in the case of the net income per common share and dividends declared data. The pro forma financial adjustments record the assets and liabilities of Pandora at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analysis is performed.

The unaudited pro forma data below should be read in conjunction with Sirius XM’s and Pandora’s audited financial statements for the year ended December 31, 2017 and their respective unaudited financial statements for the nine months ended September 30, 2018. This information is presented for illustrative purposes only. You should not rely on the unaudited pro forma data or equivalent amounts presented below as they are not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of transactions- and integration-related costs, or other factors that may result as a consequence of the transactions and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 114.

	Sirius XM As Reported	Pandora As Reported	Pro Forma Combined Sirius XM(a)	Pro Forma Equivalent Per Share Information(b)
For the nine months ended September 30, 2018:
Basic net income (loss) per common share	$0.21	$(1.19)	$0.107	$0.153
Diluted net income (loss) per common share	$0.20	$(1.19)	$0.104	$0.150
Dividends declared per common share(c)	$0.033	$—	$0.033	$0.048
Book value at September 30, 2018(d)	$(0.31)	$0.20	$0.220	$0.316
For the year ended December 31, 2017:
Basic net income (loss) per common share	$0.14	$(2.29)	$0.012	$0.018
Diluted net income (loss) per common share	$0.14	$(2.29)	$0.012	$0.018
Dividends declared per common share(c)	$0.041	$—	$0.041	$0.059
Book value at December 31, 2017	$(0.34)	$0.61	N/a	N/a

(a)	Pro forma earnings per share are based on pro forma combined net income and pro forma combined weighted-average common shares outstanding at the end of the period.
(b)	Pro forma equivalent per share information is calculated based on pro forma combined multiplied by the applicable exchange ratio of 1.44.
(c)	Pro forma dividends declared per common share represent Sirius XM’s historical dividends per share.
(d)	Book value per common share is calculated based on pro forma combined equity and pro forma combined common shares outstanding at the end of the period.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

The table below sets forth, for the calendar quarters indicated, the high and low sales prices, as well as the dividend declared, per share of Sirius XM common stock, which trades on NASDAQ under the symbol “SIRI,” and per share of Pandora common stock, which trades on the NYSE under the symbol “P.”

	Sirius XM Common Stock			Pandora Common Stock
	High	Low	Dividend	High	Low	Dividend
2015
First Quarter	$4.04	$3.33	$—	$18.90	$14.50	$—
Second Quarter	4.00	3.70	—	19.20	15.42	—
Third Quarter	4.01	3.31	—	22.60	13.30	—
Fourth Quarter	4.20	3.69	—	22.20	11.38	—
2016
First Quarter	$4.04	$3.29	$—	$12.93	$7.10	$—
Second Quarter	4.05	3.74	—	12.86	8.05	—
Third Quarter	4.44	3.92	—	14.98	11.61	—
Fourth Quarter	4.65	4.05	0.01	14.95	10.15	—
2017
First Quarter	$5.53	$4.40	$0.01	$13.72	$11.30	$—
Second Quarter	5.50	4.73	0.01	12.13	6.76	—
Third Quarter	5.89	5.32	0.01	9.98	7.55	—
Fourth Quarter	5.79	5.20	0.011	8.34	4.44	—
2018
First Quarter	$6.62	$5.17	$0.011	$5.55	$4.09	$—
Second Quarter	7.70	6.08	0.011	8.78	4.59	—
Third Quarter	7.29	6.16	0.011	10.07	6.70	—
Fourth Quarter (Through December 17, 2018)	6.43	5.55	0.0121	9.50	7.85	—

On September 21, 2018, the last trading day before the public announcement of the signing of the merger agreement, the closing sale price per share of Sirius XM common stock on NASDAQ was $6.98 and the closing sale price per share of Pandora common stock on the NYSE was $9.09. On December 17, 2018, the latest practicable trading date before the date of this proxy statement/prospectus, the last sale price per share of Sirius XM common stock on NASDAQ was $6.12 and the last sale price per share of Pandora common stock on the NYSE was $8.53.

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risks associated with each of the businesses of Sirius XM and Pandora because these risks will also affect the combined company following completion of the transactions. These risks can be found in the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q of each of Sirius XM and Pandora, each of which is filed with the SEC and incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. For more information, see “Where You Can Find More Information.”

Risks Relating to the Transactions

The closing of the transactions will permit certain counterparties to commercial agreements to terminate those agreements or exercise other rights.

Pandora is party to certain agreements that give the counterparties to such agreements, including music labels and other copyright holders that own or control rights that are an essential input to Pandora, certain rights, including notice, consent and other rights in connection with a “change of control” such as the transactions, that may give rise to a default by Pandora under these agreements or the rights by the counterparties to terminate these agreements or charge Pandora rates that are less favorable to Pandora. These counterparties may assert these rights in connection with the closing, claim a default of the agreements by Pandora, terminate the agreements, and/or request modifications of their agreements as a condition to granting a waiver or consent under these agreements, any of which would adversely affect the business and operations of Pandora and the value of Sirius XM common stock following the closing of the transactions. In addition, the transactions constitute an event that would enable holders of Pandora’s outstanding convertible notes to, at each holder’s option, convert those notes into, at the election of Pandora, cash, shares of Pandora common stock or a combination thereof.

The transactions are subject to a number of conditions and may not be completed on the terms or timeline currently contemplated, or at all.

The closing of the transactions is subject to a number of conditions, including the approval of the merger agreement proposal by the Pandora stockholders and expiration or early termination of the waiting period under the HSR Act, which make the closing (and timing of the closing) of the transactions uncertain. In addition, if the merger is not completed by June 23, 2019, either Sirius XM or Pandora may terminate the merger agreement (subject to certain exceptions). Sirius XM or Pandora may also elect to terminate the merger agreement in certain other circumstances. See “The Merger Agreement—Conditions to Completion of the Transactions” beginning on page 108 and “The Merger Agreement—Termination” beginning on page 110 for additional information of these circumstances.

Sirius XM and Pandora cannot assure you that the transactions will be consummated on the terms and timeline currently contemplated or at all. Many of the conditions to the closing of the transactions are not within the control of Sirius XM or Pandora, and neither company can predict when or if these conditions will be satisfied and could delay the completion of the transactions for a significant period of time or prevent it from occurring. Any delay in completing the transactions could cause each of Sirius XM and Pandora not to realize some or all of the benefits that each expects to achieve if the transactions are successfully completed within its expected timeframe.

Failure to complete the transactions could adversely affect the stock prices and the future business and financial results of Sirius XM and Pandora.

If the transactions are not completed on a timely basis, or at all, the ongoing respective businesses of Sirius XM and/or Pandora may be adversely affected and, without realizing the benefit of having completed the transactions, Sirius XM and Pandora could be subject to numerous risks, including:

•	Sirius XM and Pandora will be required to pay their respective costs relating to the transactions, such as legal, accounting, financial advisor, filing, printing and mailing fees;
•

Sirius XM’s and Pandora’s respective management has committed time and resources to matters relating to the transactions that could otherwise have been devoted to pursuing other beneficial opportunities;

•	Sirius XM and Pandora may experience negative reactions from the financial markets, including negative impacts on their respective stock prices, or from their respective customers and employees; and
•	Sirius XM and Pandora may have reputational harm due to the adverse perception of any failure to successfully complete the transactions.

The exchange ratio is fixed and will not be adjusted in the event of any change in the market price of either Sirius XM common stock or Pandora common stock.

As a result of the closing of the transactions, each share of Pandora common stock held immediately prior to the closing will, after initially being converted into a share of New Holding Company common stock in the holding company merger, enable the holder thereof to receive 1.44 shares of Sirius XM common stock as a result of the merger, with cash paid in lieu of fractional shares. The exchange ratio is fixed in the merger agreement and will not be adjusted for changes in the market price of either Sirius XM common stock or Pandora common stock.

Because the exchange ratio is fixed, changes in the market price of Sirius XM common stock prior to the closing of the merger will affect the value of the merger consideration that the Pandora stockholders will receive in connection with the closing. The market price of Sirius XM common stock at the closing may vary from the market prices of Sirius XM common stock on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the Pandora special meeting.

For example, based on the range of closing prices of Sirius XM common stock during the period from September 21, 2018, the last trading day before public announcement of the merger agreement, through December 17, 2018, the last practicable date before the filing of this proxy statement/prospectus, the market value of 1.44 shares of Sirius XM common stock ranged from a low of $7.99 to a high of $10.14. The actual market value of the merger consideration received by the Pandora stockholders upon completion of the transactions may be outside this range and may even be below the current market price of Pandora common stock. Furthermore, because the transactions will be completed, if at all, after the Pandora special meeting, the market value of the merger consideration cannot be known at the time the Pandora stockholders consider and vote upon the merger agreement proposal at the Pandora special meeting. This fluctuation and uncertainty may adversely impact the willingness of the Pandora stockholders’ to vote in favor of the merger agreement proposal.

Stock price changes may result from a variety of factors (many of which are beyond the control of Sirius XM or Pandora), including:

•	changes in, or changes in market expectations of, the companies’ respective businesses, operations, assets, liabilities and prospects;
•	investor behavior and strategies, including market assessments of the likelihood that the transactions will be completed;
•	interest rates, general market and economic conditions and other factors generally affecting the market price of the companies’ common stock;
•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which the companies operate; and
•	other factors beyond the control of either Sirius XM or Pandora, including those described under this heading “Risk Factors.”

Sirius XM and Pandora expect to incur significant costs and expenses in connection with the transactions.

Each of Sirius XM and Pandora have incurred, and expect to further incur, certain nonrecurring costs in connection with the transactions, including advisory, legal and other transaction costs. While many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time, management of Sirius XM and Pandora continue to assess the magnitude of these costs, and additional unanticipated costs that may be incurred in connection with the transactions. Although Sirius XM and Pandora expect that the realization of benefits related to the transactions will offset such costs and expenses over time, no assurances can be made that the net benefits will be achieved in the near term, or at all.

The announcement and pendency of the transactions could divert the attention of management and adversely affect the business and operations of each of Sirius XM and Pandora.

Sirius XM and Pandora are currently operated independently of each other. Management of both Sirius XM and Pandora may be required to divert attention away from their respective day-to-day activities and operations and devote time and effort to closing the transactions and integrating the businesses following the closing. The risks, and adverse effects, of such disruptions and diversions could be exacerbated by a delay in the closing of the transactions. These factors could adversely affect the financial position or results of operations of Sirius XM and/or Pandora, regardless of whether the transactions are completed.

Furthermore, uncertainty about the effect of the transactions on employees, customers, and other third parties may have an adverse effect on Pandora and/or Sirius XM. Some customers, vendors or other third parties of each of Pandora and Sirius XM may change, delay or defer decisions with respect to existing or future business relationships. Similarly, current and prospective employees of Pandora or Sirius XM may experience uncertainty about their future roles with Pandora or Sirius XM following the merger, which may adversely affect the ability of Pandora or Sirius XM to attract and retain key personnel during the pendency of the transactions.

Pandora is subject to contractual restrictions before the closing of the transactions, which could adversely affect Pandora’s business.

The merger agreement imposes certain restrictive interim covenants on Pandora. For instance, the consent of Sirius XM is required in respect of, among other things, amendments to Pandora’s organizational documents, share repurchases, certain actions relating to material contracts, certain employee benefit changes, certain capital expenditures, acquisition and dispositions, payments of dividends, and certain issuances of shares of Pandora common stock. These restrictions may prevent Pandora from taking certain actions before the closing of the transactions or the termination of the merger agreement, including making certain acquisitions or otherwise pursuing certain business opportunities, or making certain changes to its capital stock, that the Pandora board of directors may deem beneficial.

Sirius XM is subject to contractual restrictions while the transactions are pending, which could adversely affect Sirius XM’s business.

Although less restrictive than those imposed on Pandora, the merger agreement does impose certain restrictive interim covenants on Sirius XM. For instance, the consent of Pandora is required in respect of, among other things, certain amendments to Sirius XM’s organizational documents and payments of dividends (other than regular quarterly dividends). These restrictions may prevent Sirius XM from taking certain actions before the closing of the transactions or the termination of the merger agreement that the Sirius XM board of directors may deem beneficial.

Certain provisions of the merger agreement could discourage a competing proposal to acquire Pandora or could result in any competing proposal being offered at a lower price than it might otherwise be offered.

The merger agreement contains “no-shop” provisions that restrict Pandora’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire all or a significant part of Pandora. In addition, Sirius XM generally has an opportunity to offer to modify the terms of the merger agreement in response to any competing proposal. Upon termination of the merger agreement in certain circumstances, Pandora may be required to pay a termination fee to Sirius XM of $105 million. For additional information, see the sections entitled “The Merger Agreement—Go-Shop and Non-Solicitation by Pandora” beginning on page 102.

These provisions could discourage a potential acquiror from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the Sirius XM common stock to be received by the Pandora stockholders in connection with the closing of the transactions, or might result in a potential acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable by Pandora in certain circumstances under the merger agreement.

The directors and executive officers of Pandora have interests in the transactions that are different from, or in addition to, those of the Pandora stockholders.

The directors and executive officers of Pandora have interests in the transactions that are different from, or in addition to, the interests of the Pandora stockholders generally. These interests include, among others, the treatment of outstanding equity awards pursuant to the merger agreement, potential severance and other benefits upon a qualifying termination in connection with the merger and certain rights to ongoing indemnification and insurance coverage. For additional information, see the section entitled “The Transactions—Interests of Pandora’s Directors and Executive Officers in the Transactions” beginning on page 79.

The transactions may not qualify as a “reorganization,” within the meaning of Section 368(a) of the Code, and no ruling has been or will be sought from the IRS regarding the U.S. federal income tax consequences of the transactions.

It is intended that, for U.S. federal income tax purposes, the transactions will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, if either Pandora or Sirius XM is unable to receive an opinion of counsel to that effect, the parties have agreed to restructure the transactions so that the transactions will be treated as a taxable stock sale and the Pandora board of directors will resolicit the approval of the Pandora stockholders in favor of the restructured transaction. In addition, neither Sirius XM nor Pandora intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the transactions. Accordingly, no assurance can be given that the transactions will so qualify as a “reorganization.” Further, even if Sirius XM and Pandora conclude that the transactions so qualify, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge. Each Pandora stockholder should read the discussion under “The Transactions—Material U.S. Federal Income Tax Consequences” beginning on page 87 and should consult its own tax advisor for a full understanding of the tax consequences of the transactions to such stockholder.

Risks Relating to the Combined Company After Closing of the Transactions

Following the transactions, Sirius XM may be unable to integrate the businesses of Sirius XM and Pandora successfully or realize the anticipated synergies and related benefits of the merger or do so within the anticipated time frame.

The transactions involve the combination of two companies which currently operate as independent companies. Sirius XM will be required to devote significant management attention and resources to integrating the businesses and operations of Pandora. Potential difficulties Sirius XM or Pandora may encounter in the integration process including:

•

the inability to successfully combine the businesses of Sirius XM and Pandora in a manner that permits Sirius XM to offer cross-promotion opportunities, audio packages that integrate Sirius XM content and programming with Pandora’s ad-supported and subscription services and achieve other benefits anticipated to result from the transactions, in the time frame currently anticipated or at all;

•	the complexities associated with integrating personnel from the two companies and of combining two companies with different histories, cultures and customer bases;
•	the failure of Sirius XM to retain key employees of either Pandora or Sirius XM;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the transactions; and
•

performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention in connection with completing the transactions and integrating the companies’ operations.

For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of Sirius XM’s or Pandora’s management, the disruption of Sirius XM’s ongoing business or inconsistencies in Sirius XM’s services, standards, controls, procedures and policies, any of which could adversely affect the ability of Sirius XM to maintain relationships with customers, vendors and employees or to achieve the anticipated benefits of the transactions, or could otherwise adversely affect the business and financial results of Sirius XM following the closing of the transactions.

The combined company’s future results will suffer if it does not effectively manage its expanded operations following the closing of the transactions.

Following the closing of the transactions, the size and scope of operations of the business of Sirius XM will increase beyond the current size and scope of operations of either Sirius XM’s or Pandora’s current businesses. In addition, Sirius XM may continue to expand its size and operations through additional acquisitions or other strategic transactions. Sirius XM’s future success depends, in part, upon its ability to manage its expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that Sirius XM will be successful or that it will realize the expected economies of scale, synergies and other benefits currently anticipated from the transactions or anticipated from any additional acquisitions or strategic transactions.

The Pandora stockholders will have a reduced ownership and voting interest in the combined company following the transactions, and will exercise less influence over management of the combined company.

Because shares of Sirius XM common stock to be received by the Pandora stockholders in the transactions will not represent the same proportionate equity and voting interests as their existing shares of Pandora common stock represent in Pandora, this will result in the Pandora stockholders having less influence over the management of the combined company. Upon completion of the transactions, we expect that former Pandora stockholders will own approximately 8.2% of the Sirius XM common stock (based on the number of shares of Pandora common stock and Sirius XM common stock outstanding on December 17, 2018, the last practicable date before the filing of this proxy statement/prospectus).

As of December 17, 2018, the last practicable date before the filing of this proxy statement/prospectus, Liberty Media beneficially owned approximately 72.7% of the Sirius XM common stock and upon completion of the transactions, we expect that Liberty Media will own approximately 66.7% of the Sirius XM common stock (based on the number of shares of Pandora common stock and Sirius XM common stock outstanding on December 17, 2018, the last practicable date before the filing of this proxy statement/prospectus). Accordingly, Liberty Media has, and will have following the closing of the transactions, the ability to influence Sirius XM’s affairs, policies and operations. Two Liberty Media executives and one other member of the board of directors of Liberty Media are members of the Sirius XM board of directors. The Sirius XM board of directors currently has thirteen members. Gregory B. Maffei, the President and Chief Executive Officer of Liberty Media, is the Chairman of Sirius XM’s board of directors. The Sirius XM board of directors is responsible for, among other things, the appointment of executive management, future issuances of common stock or other securities, the payment of dividends, if any, the incurrence of debt, and the approval of various transactions, including the transactions.

Liberty Media can also determine the outcome of all matters requiring approval of the Sirius XM stockholders, including the election of the board of directors and changes to the Sirius XM certificate of incorporation or by-laws. Liberty Media can also cause or prevent a change of control of Sirius XM and could preclude any unsolicited acquisition of Sirius XM. The concentration of ownership could deprive Sirius XM stockholders of an opportunity to receive a premium for their common stock as part of a sale of Sirius XM and might ultimately affect the market price of Sirius XM common stock. In certain cases, the interests of Liberty Media may not be aligned with the interests of other Sirius XM stockholders. Sirius XM is also, and following the closing of the transactions is expected to remain, a “controlled company” for the purposes of the NASDAQ Stock Market listing rules. As such, Sirius XM has elected not to comply with certain NASDAQ corporate governance requirements. Although a majority of the members of the Sirius XM board of directors consists of independent directors, Sirius XM does not have a compensation committee and nominating and corporate governance committee that consist entirely of independent directors.

The unaudited pro forma condensed combined consolidated financial statements included in this proxy statement/prospectus are for illustrative purposes, and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma condensed combined consolidated financial statements in this proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the transactions been completed on the dates indicated. In addition, the unaudited pro forma condensed combined consolidated financial statements do not purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined consolidated financial statements reflect adjustments, which are based upon assumptions and preliminary estimates, to record the Pandora identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Pandora as of the date of the completion of the transactions. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. For more information, see “Unaudited Comparative Per Share Data” beginning on page 17 and “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” beginning on page 114 in this proxy statement/prospectus.

The prospective financial forecasts for Pandora included in this proxy statement/prospectus reflect the estimates of Pandora’s management and Pandora’s actual performance may differ materially from such forecasts.

The prospective financial forecasts for Pandora included in this proxy statement/prospectus are based on assumptions of, and information available to, Pandora at the time such prospective financial forecasts were prepared. Pandora does not know whether the assumptions made will prove correct. Any or all of such information may turn out to be wrong. Such information can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond Pandora’s control. Further, prospective financial forecasts of this type are based on estimates and assumptions that are inherently subject to factors such as company performance, industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of Pandora, which factors and changes may cause the prospective financial forecasts or the underlying assumptions to be inaccurate. As a result of these contingencies, there can be no assurance that the prospective financial forecasts of Pandora will be realized or that actual results will not be significantly higher or lower than projected. For more information, see the section entitled “The Merger—Certain Financial Forecasts” beginning on page 54.

The market price of Sirius XM common stock may be volatile, and holders of Sirius XM common stock could lose a significant portion of their investment due to drops in the market price of Sirius XM common stock following completion of the transactions.

The market price of Sirius XM common stock may be volatile, and following completion of the transactions, the Pandora stockholders who receive Sirius XM common stock may not be able to resell their Sirius XM common stock due to fluctuations in the market price, including changes in market price caused by factors unrelated to the combined company’s operating performance or prospects. In particular, the market price of Sirius XM common stock has in the past experienced significant fluctuation, including fluctuation that is unrelated to Sirius XM’s performance, and this fluctuation may continue in the future.

Furthermore, although the combined company will generally be subject to the same risks that each of Sirius XM and Pandora currently face, the results of operations as well as the market price of Sirius XM common stock following the closing may be affected by factors different from those factors affecting Sirius XM and Pandora as independent stand-alone companies. The combined company may face additional risks and uncertainties that Sirius XM or Pandora may currently not be exposed to as independent companies.

The shares of Sirius XM common stock to be received by the Pandora stockholders will have different rights from the shares of Pandora common stock currently held by the Pandora stockholders.

In connection with the closing of the transactions, the Pandora stockholders will become Sirius XM stockholders and their rights as stockholders will be governed by Sirius XM’s organizational documents. The rights associated with Sirius XM common stock are different from the rights associated with Pandora common stock. For additional information, see the section entitled “Comparison of Stockholders’ Rights” beginning on page 127.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information and documents included or incorporated by reference in this proxy statement/prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this proxy statement/prospectus, including the information and documents included or incorporated by reference in this proxy statement/prospectus, that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. These forward-looking statements include, but are not limited to, statements about the benefits of the transactions, including Sirius XM’s and/or Pandora’s expectations or predictions of future financial or business performance or conditions; statements about Sirius XM’s and Pandora’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Forward-looking statements speak only as of the date they are made, and Sirius XM and Pandora assume no duty to update forward-looking statements, except to the extent required by applicable law or regulation.

In addition to factors previously disclosed in Sirius XM’s and Pandora’s reports filed with the SEC, including the respective company’s recent Forms 10-K and 10-Q, and those identified elsewhere in this proxy statement/prospectus, including those disclosed under “Risk Factors” beginning on page 19, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•

failure to meet or delay in meeting the closing conditions to the transactions, including the approval of Pandora’s stockholders, on the expected terms and schedule and the risk that regulatory approvals required for the transactions are not obtained or are obtained subject to conditions that are not anticipated;

•	delay in closing the transactions;
•	the occurrence of any event, change or other circumstances that could give rise to a right of one or both of Sirius XM and Pandora to terminate the merger agreement;
•	difficulties and delays in integrating Sirius XM and Pandora businesses or fully anticipated synergies, cost savings and other benefits estimated to result from the transactions;
•	failure to realize the expected benefits from the proposed transactions;
•	risks related to disruption of management time from ongoing business operations due to the proposed transactions;
•	changes in political or other factors such as monetary policy, legal and regulatory changes, general economic and market conditions or other external factors over which they have no control;
•

the outcome of pending or threatened litigation or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger agreement or the transactions;

•	Sirius XM’s or Pandora’s increasing industry competition;
•	statements relating to future business prospects, number of subscribers, revenue, income and financial condition;
•	new service and product offerings;
•

the expected timing and likelihood of completion of the proposed transactions, including the timing and satisfaction of conditions to the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions;

•	the risk that any announcements relating to the proposed transactions could have adverse effects on the market price of the Pandora common stock or Sirius XM common stock;
•

the risk that the transactions and their announcement could have an adverse effect on the ability of Pandora and Sirius XM to retain and hire personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally;

•	changes and uncertainties in the market for music rights;
•	potential changes in accounting principles, policies, practices or guidelines;
•	changes in the price of Sirius XM common stock before closing, including as a result of the financial performance of Pandora prior to closing;
•	Sirius XM’s potential exposure to unknown or contingent liabilities of Pandora; and
•	natural disasters, war or terrorist activities.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference in this proxy statement/prospectus. Sirius XM and Pandora assume no duty to update forward-looking statements, except to the extent required by applicable law or regulation. All subsequent written and oral forward-looking statements concerning the transactions or other matters addressed in this proxy statement/prospectus and attributable to Sirius XM or Pandora or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

THE PANDORA SPECIAL MEETING

This section contains information about the Pandora special meeting and this proxy statement/prospectus is being furnished to the Pandora stockholders in connection with the solicitation of proxies by the Pandora board of directors for use at the Pandora special meeting. Pandora is first mailing this proxy statement/prospectus and accompanying proxy card to its stockholders on or about December 20, 2018.

Time, Place and Date

The Pandora special meeting will be held on January 29, 2019, at 9:00 a.m. local time, at Cathedral of Christ the Light Event Center, Conference Room AB, 2121 Harrison St., Oakland, CA 94612, unless the Pandora special meeting is adjourned or postponed, if necessary or appropriate.

Purpose of the Pandora Special Meeting

At the Pandora special meeting, the Pandora stockholders will be asked to consider and vote upon:

•	the merger agreement proposal;
•	the advisory compensation proposal; and
•	the adjournment proposal.

Recommendation of the Pandora Board of Directors

The Pandora board of directors recommends that the Pandora stockholders vote “FOR” the merger agreement proposal; “FOR” the advisory compensation proposal; and “FOR” the adjournment proposal. See “The Transactions—Pandora’s Purpose and Reasons for the Transactions; Recommendation of the Pandora Board of Directors and Reasons for the Transactions” beginning on page 51.

Record Date; Stock Entitled to Vote

The Pandora board of directors has set November 30, 2018 as the record date for the Pandora special meeting. Only holders of record of Pandora common stock and Pandora preferred stock at the close of business on the record date will be entitled to notice of and to vote at the Pandora special meeting and any adjournments or postponements thereof.

Quorum

The holders of a majority of the combined voting power of all of the outstanding shares of Pandora common stock and Pandora preferred stock entitled to vote at the Pandora special meeting, present in person or represented by proxy, shall constitute a quorum for purposes of the matters to be voted on at the Pandora special meeting. Abstentions and non-votes by brokers will be treated as present at the Pandora special meeting for purposes of determining the presence or absence of a quorum. In the event that a quorum is not present at the Pandora special meeting, the holders of a majority in voting power of the voting interest represented at the Pandora special meeting, in person or represented by proxy, may adjourn the meeting, without notice other than announcement at the meeting, to another time and/or place until a quorum is so present or represented.

Required Vote; Outstanding Shares

Approval of the merger agreement proposal requires the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of Pandora common stock and Pandora preferred stock entitled to vote thereon, voting together as a single class. Abstention, failure to vote or failure to instruct your bank, broker or other nominee with respect to the merger agreement proposal will have the same effect as a vote “AGAINST” the merger agreement proposal. Pandora stockholders must vote to approve the merger agreement proposal in order for the transactions to occur.

Assuming a quorum is present, approval of each of the advisory compensation proposal and the adjournment proposal, if necessary or required, requires the affirmative vote of the holders of a majority of the shares of Pandora common stock and Pandora preferred stock present in person or represented by proxy at the Pandora special meeting and entitled to vote thereon. If a quorum is not present, the adjournment proposal may still be approved by the affirmative vote of the holders of a majority in voting power of the shares of Pandora common stock and Pandora preferred stock held by the Pandora stockholders present in person or represented by proxy at the Pandora special meeting. Abstentions will have the same effect as a vote “AGAINST” each of the advisory compensation proposal and the adjournment proposal, but the failure to vote or failures to instruct your bank, broker or other nominee will have no effect on the advisory compensation proposal or the adjournment proposal. Abstentions will, however, be counted towards establishing a quorum.

Each holder of record of shares of Pandora common stock is entitled to one vote for each share of Pandora common stock owned as of the close of business on the record date. As of the close of business on the record date, there were 271,394,142 shares of Pandora common stock issued and outstanding. The Pandora preferred stock is entitled to vote on an as-converted basis. As of the close of business on the record date, there were 480,000 shares of Pandora preferred stock issued and outstanding, all of which were owned by Sirius XM Radio, and which are, in the aggregate, entitled to 48,426,718 votes (which number is equal to the number of shares of Pandora common stock into which the shares of Pandora preferred stock could be converted and constitutes approximately 15.1% of the voting power of Pandora stockholders). Sirius XM has agreed to vote, or cause to be voted, all of such shares of Pandora preferred stock beneficially owned by it in favor of the merger agreement proposal.

Voting Procedures for Record Holders

If you are a stockholder of record of Pandora common stock as of the close of business on the record date, you can submit your proxy before the Pandora special meeting in any of the following ways:

•	By mail: Complete, sign, date and return the enclosed proxy card to Pandora using the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

•

Via the Internet: Use the Internet to submit a proxy to vote your shares of Pandora common stock by accessing the website www.proxyvote.com and following the instructions on the website to obtain your records and submit a vote electronically. Please have your proxy card and your social security number or tax identification number available when you access this voting site. You may submit a proxy via the Internet 24 hours a day, 7 days a week until 11:59 p.m. Eastern Time on the day before the Pandora special meeting.

•

By telephone: Use any touch-tone telephone to submit a proxy to vote your shares of Pandora common stock by calling toll-free 1-800-690-6903 and following the voice recorded instructions. Please have your proxy card and your social security number or tax identification number available when you call. You may submit a proxy by telephone 24 hours a day, 7 days a week until 11:59 p.m., Eastern Time, on the day before the Pandora special meeting.

If you hold your shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will separately send you a voting instruction card describing the procedure for voting your shares of Pandora common stock, including whether you may submit a proxy via the Internet or by telephone.

If you submit an executed proxy prior to the Pandora special meeting but do not indicate how you want to vote, your vote will be counted as a vote “FOR” the approval for each of the merger agreement proposal, the advisory compensation proposal and the adjournment proposal, if necessary or appropriate.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF PANDORA COMMON STOCK YOU OWN. Accordingly, each Pandora stockholder should complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope, or vote via the Internet or by telephone as soon as possible, whether or not such Pandora stockholder plans to attend the Pandora special meeting in person.

Voting in Person

Shares of Pandora common stock held directly in your name as stockholder of record may be voted in person by ballot at the Pandora special meeting. If you choose to vote your shares of Pandora common stock in person at the Pandora special meeting, please bring a valid, government-issued photo identification. Even if you plan to attend the Pandora special meeting, the Pandora board of directors recommends that you submit a proxy to vote your shares of Pandora common stock in advance as described above so that your vote will be counted if you later decide not to attend the Pandora special meeting.

If you are a beneficial holder, you will receive separate voting instructions from your broker, bank or other nominee explaining how to vote your shares. Please note that if your shares of Pandora common stock are held in “street name” by a broker, bank or other nominee and you wish to vote at the Pandora special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee. You are encouraged to request a legal proxy from your broker, bank or other nominee promptly as the process can be lengthy. In addition to such legal proxy, if you plan to attend the Pandora special meeting, but hold your shares in “street name”, please also bring evidence of your beneficial ownership of your shares (e.g., a copy of a recent brokerage statement showing the shares) and valid photo identification with you to the Pandora special meeting.

Revoking a Proxy

If you are a stockholder of record of Pandora, whether you submit a proxy to vote your shares of Pandora common stock by mail, via the Internet or by telephone, you can change or revoke your proxy before it is voted at the Pandora special meeting by:

•	submitting a new proxy card bearing a later date, which new proxy card must be received prior to your shares of Pandora common stock being voted at the Pandora special meeting;
•	submitting voting instructions again via the Internet or by telephone at any time before 11:59 p.m. Eastern Time on the day before the Pandora special meeting;
•

delivering a written notice of your revocation, which may be delivered to the Pandora corporate secretary at Pandora Media, Inc., Attention: Corporate Secretary, 2100 Franklin Street, Suite 700, Oakland, California 94612, and must be received before your shares of Pandora common stock are voted at the Pandora special meeting; or

•	voting in person at the Pandora special meeting. Please note that your attendance at the Pandora special meeting will not alone serve to revoke your proxy.

If you are a beneficial owner of Pandora common stock as of the close of business on the record date, you must follow the instructions of your bank, broker or other nominee to revoke or change your voting instructions.

Vote of Pandora’s Directors and Executive Officers

At the close of business on the record date, Pandora’s directors and executive officers, as a group, owned and were entitled to vote 1,364,800 shares of Pandora common stock, or approximately 0.43% of the outstanding voting power entitled to vote at the Pandora special meeting.

Pandora currently expects that all of its directors and executive officers will vote their shares “FOR” the merger agreement proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

Proxy Solicitation Costs

The enclosed proxy card is being solicited on behalf of the Pandora board of directors. In addition to solicitation by mail, Pandora’s directors, officers and employees may solicit proxies in person, by telephone or by electronic means. These persons will not be specifically compensated for doing this.

Pandora has retained Innisfree M&A Incorporated, which we refer to as Innisfree, to assist in the proxy solicitation process. Pandora will pay Innisfree a fee of approximately $25,000, as well as reasonable and documented out-of-pocket expenses. Pandora also has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Pandora will ask banks, brokers and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of Pandora common stock held of record by such nominee holders. Pandora will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

Stockholder List

A list of Pandora stockholders entitled to vote at the Pandora special meeting will be available for examination by any Pandora stockholder at the Pandora special meeting. At least ten days prior to the date of the Pandora special meeting, this stockholder list will be available for inspection by Pandora stockholders, subject to compliance with applicable provisions of Delaware law, during ordinary business hours at the corporate offices of Pandora located at 2100 Franklin Street, Suite 700, Oakland, California 94612.

Other Business

There are no other matters that the Pandora board of directors intends to present at the Pandora special meeting. If you have submitted a proxy to vote before the Pandora special meeting and other matters are properly presented for voting at the Pandora special meeting, your proxy will have the discretion to vote on those matters for you.

Other Information

The matters to be considered at the Pandora special meeting are of great importance to Pandora stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this proxy statement/prospectus and submit your proxy by mail, via the Internet or by telephone promptly. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Pandora special meeting, please contact:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Pandora stockholders may call toll-free:
(888) 750-5384
Banks and Brokers may call collect:
(212) 750-5833

or

Pandora Media, Inc.
2100 Franklin Street, Suite 700
Oakland, California 94612
Attn.: Investor Relations
(510) 451-4100

Householding

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to stockholders residing at the same address, unless such stockholders have notified Pandora of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

Brokers with account holders who are Pandora stockholders may be “householding” Pandora’s proxy materials. A single proxy statement/prospectus may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you notify your broker or Pandora that you no longer wish to participate in “householding.”

If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement/prospectus, you may (1) notify your broker, (2) direct your written request to: Pandora Media, Inc., 2100 Franklin Street, Suite 700, Oakland, California 94612, Attention: Investor Relations or (3) contact Pandora’s Investor Relations department by telephone at (510) 842-6960. Stockholders who currently receive multiple copies of this proxy statement/prospectus at their address and would like to request “householding” of their communications should contact their broker. In addition, Pandora will promptly deliver, upon written or oral request made to the address or telephone number above, a separate copy of this proxy statement/prospectus to a stockholder at a shared address to which a single copy of the documents was delivered.

PANDORA PROPOSALS

Proposal 1: The Merger Agreement Proposal

As discussed elsewhere in this proxy statement/prospectus, Pandora is asking the Pandora stockholders to consider and vote on the merger agreement proposal.

You should carefully read this proxy statement/prospectus in its entirety, including its Annexes and the information incorporated by reference into this proxy statement/prospectus, for more detailed information concerning the merger agreement and the transactions contemplated thereby. In particular, you are urged to read the sections entitled “The Transactions” and “The Merger Agreement,” as well as the merger agreement in its entirety, which is attached as Annex A hereto.

The approval by the Pandora stockholders of the merger agreement proposal is required by the DGCL and is a condition to the completion of the transactions. If the merger agreement proposal is not approved, the transactions will not be completed.

Sirius XM has agreed to vote, or cause to be voted, all of the shares of Pandora preferred stock beneficially owned by it (constituting approximately 15.1% of the outstanding shares of Pandora common stock on an as-converted basis as of December 17, 2018, the last practicable date before the filing of this proxy statement/prospectus) in favor of the merger agreement proposal.

Required Vote

Approval of the merger agreement proposal requires the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of Pandora common stock and Pandora preferred stock entitled to vote thereon, voting together as a single class. Abstention, failure to vote or failure to instruct your bank, broker or other nominee with respect to the merger agreement proposal will have the same effect as a vote “AGAINST” the merger agreement proposal.

Vote Recommendation

The Pandora board of directors recommends that Pandora stockholders vote “FOR” the merger agreement proposal.

Proposal 2: The Advisory Compensation Proposal

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, Pandora is seeking non-binding, advisory stockholder approval of the compensation of Pandora’s named executive officers that is based on or otherwise relates to the transactions as disclosed in “The Transactions—Interests of Pandora’s Directors and Executive Officers in the Transactions” beginning on page 79. The proposal gives Pandora’s stockholders the opportunity to express their views on the transaction-related compensation of Pandora’s named executive officers. Accordingly, Pandora is requesting stockholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Pandora’s named executive officers in connection with the transactions, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Transactions—Interests of Pandora’s Directors and Executive Officers in the Transactions,” are hereby APPROVED on a non-binding, advisory basis.”

The vote on this proposal is a vote separate and apart from the vote of the Pandora stockholders to approve the merger agreement proposal and approval of this advisory compensation proposal is not a condition to completion of the transactions. Accordingly, a Pandora stockholder may vote to not approve this proposal and vote to approve the merger agreement proposal or vice versa. The vote with respect to this advisory compensation proposal is advisory only and will not be binding on Pandora or Sirius XM, regardless of whether the other proposals are approved. If the transactions are completed, the transaction-related compensation may be paid to Pandora’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Pandora’s stockholders fail to approve this advisory compensation proposal.

Required Vote

Assuming a quorum is present, approval of the advisory compensation proposal requires the affirmative vote of the holders of a majority of the shares of Pandora common stock and Pandora preferred stock present in person or represented by proxy at the Pandora special meeting and entitled to vote thereon. Abstention will have the same effect as a vote “AGAINST” the advisory compensation proposal, but the failure to vote or failure to instruct your bank, broker or other nominee will have no effect on the advisory compensation proposal. Abstentions will, however, be counted towards establishing a quorum.

Vote Recommendation

The Pandora board of directors recommends that Pandora stockholders vote “FOR” the advisory compensation proposal.

Proposal 3: The Adjournment Proposal

Pandora stockholders are also being asked to consider and vote on a proposal to adjourn or postpone the Pandora special meeting, if necessary or appropriate, for a minimum period of time reasonable under the circumstances, to solicit additional proxies in the event there are not sufficient votes at the time of the Pandora special meeting to approve the merger agreement proposal.

In the adjournment proposal, Pandora is asking its stockholders to authorize the holder of any proxy solicited by the Pandora board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Pandora special meeting to another time and/or place for the purpose of soliciting additional proxies. If the Pandora stockholders approve the adjournment proposal, subject to the terms of the merger agreement, Pandora could adjourn the Pandora special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Pandora stockholders who have previously voted. Pandora does not intend to call a vote on the adjournment proposal if the merger agreement proposal is adopted at the Pandora special meeting.

The approval by the Pandora stockholders of the adjournment proposal is not a condition to the completion of the transactions.

Required Vote

Assuming a quorum is present, approval of the adjournment proposal, if necessary or required, requires the affirmative vote of the holders of a majority of the shares of Pandora common stock and Pandora preferred stock present in person or represented by proxy at the Pandora special meeting and entitled to vote thereon. If a quorum is not present, the adjournment proposal may nevertheless be approved by the affirmative vote of the holders of a majority in voting power of the shares of Pandora common stock held by the Pandora stockholders present in person or represented by proxy at the Pandora special meeting. An abstention will have the same effect as a vote “AGAINST” the adjournment proposal, but the failure to vote or failure to instruct your bank, broker or other nominee will have no effect on the adjournment proposal. Abstentions will, however, be counted towards establishing a quorum.

Vote Recommendation

The Pandora board of directors recommends that Pandora stockholders vote “FOR” the adjournment proposal, if necessary or appropriate.

THE PARTIES

Sirius XM, Sirius XM Radio and Merger Sub
1290 Avenue of the Americas, 11th Floor
New York, New York 10104
(212) 584-5100

Sirius XM is a Delaware corporation. Sirius XM’s common stock is listed on NASDAQ under the symbol “SIRI”.

Sirius XM owns Sirius XM Radio, which is a Delaware corporation. Sirius XM Radio is the world’s largest radio company measured by revenue and has approximately 33.5 million subscribers. Sirius XM Radio transmits music, sports, entertainment, comedy, talk, news, traffic and weather channels, as well as infotainment services, in the United States on a subscription fee basis through its two proprietary satellite radio systems. Subscribers can also receive music and other channels, plus features such as Sirius XM On Demand, over its Internet radio service, including through applications for mobile devices, home devices and other consumer electronic equipment. Sirius XM also provides connected vehicle services. Sirius XM’s connected vehicle services are designed to enhance the safety, security and driving experience for vehicle operators while providing marketing and operational benefits to automakers and their dealers.

Additional information about Sirius XM and its subsidiaries is included in the documents incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 140.

Merger Sub is a Delaware corporation and a direct, wholly owned subsidiary of Sirius XM. Merger Sub was formed by Sirius XM solely for the purpose of engaging in the transactions contemplated by the merger agreement, and has not carried on any business or conducted any other operations.

Liberty Media owns approximately 72.7% of the outstanding Sirius XM common stock as of December 17, 2018, the last practicable date before the filing of this proxy statement/prospectus, and upon completion of the transactions, we expect that Liberty Media will own approximately 66.7% of the outstanding Sirius XM common stock (based on the number of shares of Pandora common stock and Sirius XM common stock outstanding on December 17, 2018 the last practicable date before the filing of this proxy statement/prospectus).

Share Repurchases

Historically, Sirius XM’s policy has been to repurchase shares under the “safe harbor” conditions of Rule 10b-18 of the Securities Exchange Act of 1934, as amended, which includes a limitation on the daily volume of repurchases. Rule 10b-18 imposes an additional daily volume limitation on share repurchases during a pending merger or acquisition in which shares of Sirius XM common stock will constitute some or all of the consideration. Sirius XM management has determined that during the pending acquisition of Pandora, when the safe harbor would otherwise be available, it is in Sirius XM’s best interest to repurchase shares in excess of this additional daily volume limitation. During this period, Sirius XM intends to repurchase shares in compliance with the other conditions of the safe harbor, including the daily volume limitation that applies whether or not there is a pending merger or acquisition.

Since September 23, 2018 through the close of business on December 17, 2018 (which is the latest practicable date before the filing of this proxy statement/prospectus), Sirius XM has repurchased an aggregate of 100,225,759 shares of its common stock at an average price of $6.15. Regulation M under the federal securities laws prohibits Sirius XM from bidding for or repurchasing its common stock during the period commencing with the mailing of this proxy statement/prospectus through the date of the Pandora special meeting. Accordingly, from the date of the mailing of this proxy statement/prospectus through the date of the meeting, Sirius XM will suspend its repurchase program. Sirius XM may make additional purchases of shares of its common stock after the Pandora special meeting and prior to the completion of the transactions, subject to market conditions and applicable securities laws.

Pandora, New Holding Company and Holdco Merger Sub
Pandora Media, Inc.
2100 Franklin Street, Suite 700
Oakland, California 94612
(510) 451-4100

Pandora is a Delaware corporation. Pandora’s common stock is listed on NYSE under the symbol “P”.

Pandora is the world’s most powerful music discovery platform, offering a personalized experience for each of Pandora’s listeners wherever and whenever they want to listen to music—whether through mobile devices, car speakers or connected devices in the home. Unlike traditional radio that broadcasts the same content at the same time to all of its listeners, Pandora enables its listeners to create personalized stations and playlists, as well as search and play songs and albums on-demand. The Music Genome Project, Pandora’s content programming algorithms and data collected from its listeners power Pandora’s ability to predict listener music preferences, play music content suited to the tastes of each individual listener and introduce listeners to the music it thinks they will love. Founded by musicians, Pandora also empowers artists with valuable data and tools to help grow their audience and connect with their fans.

Pandora is available as an ad-supported radio service, a radio subscription service called Pandora Plus and an on-demand subscription service called Pandora Premium. The majority of its listener hours occur on mobile devices, with the majority of its revenue generated from advertising on its ad-supported radio service on these devices. With billions of data points that help Pandora understand its users’ preferences, Pandora offers both local and national advertisers the opportunity to deliver targeted messages to its listeners using a combination of audio, display and video advertisements. Pandora also generates increasing revenue from its subscription offerings.

Additional information about Pandora and its subsidiaries is included in the documents incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 140.

New Holding Company is a Delaware corporation and a wholly owned subsidiary of Pandora, and Holdco Merger Sub is a Delaware corporation and a wholly owned subsidiary of New Holding Company. Each of New Holding Company and Holdco Merger Sub was formed by Pandora solely for the purpose of engaging in the transactions contemplated by the merger agreement and has not carried on any business or conducted any other operations.

Certain Relationships Among the Parties

On June 9, 2017, Pandora entered into an investment agreement with Sirius XM Radio to sell 480,000 shares of Pandora preferred stock to Sirius XM Radio for $480 million. The shares of Pandora preferred stock were issued in two rounds: an initial closing of 172,500 shares for $172.5 million that occurred on June 9, 2017 upon signing the agreement with Sirius XM Radio, and an additional closing of 307,500 shares for $307.5 million that occurred on September 22, 2017.

Pursuant to the investment agreement, upon the second closing, Sirius XM Radio designated, and the Pandora board of directors appointed, Gregory Maffei, James Meyer and David Frear to serve as members of the Pandora board of directors. Mr. Maffei was appointed to serve as chairman of the Pandora board of directors and a member of the board’s nominating and corporate governance committee, and Mr. Meyer was appointed to serve as a member of the board’s compensation committee. Mr. Maffei has served as a director and the president and chief executive officer of Liberty Media (including its predecessor) since May 2007 and has served as a director of Sirius XM since March 2009 and chairman of the Sirius XM board of directors since April 2013. Mr. Meyer has been the chief executive officer of Sirius XM since December 2012 and has served as a director of Sirius XM board of directors since January 2013. Mr. Frear has served as chief financial officer of Sirius XM since June 2003.

Messrs. Maffei, Meyer and Frear did not participate in any deliberations of the Pandora board of directors relating to the merger agreement or the acquisition of Pandora by Sirius XM. The Pandora board of directors was aware of these relationships and took them into account in considering whether to approve the merger agreement. For more information, see “The Transactions—Background of the Transactions” beginning on page 38.

THE TRANSACTIONS

The following is a discussion of the transactions and the material terms of the merger agreement. This discussion is qualified in its entirety by reference to the merger agreement, and you are urged to read the merger agreement carefully and in its entirety, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference into this proxy statement/prospectus.

Background of the Transactions

The Pandora board of directors regularly evaluates the strategic direction and ongoing business plan of Pandora with a view toward strengthening the business and enhancing stockholder value. As part of this evaluation, the Pandora board of directors, from time to time, has considered various potential strategic alternatives for Pandora, including continuation as a standalone enterprise, potential strategic alliances and other commercial arrangements, modifications to its strategy and direction, strategic mergers and acquisitions and other business combinations and/or a possible sale of Pandora, including the possibility of a combination with Sirius XM.

In 2015, Pandora undertook several strategic initiatives, under the oversight of the Pandora board of directors, to create substantial new lines of business, including the acquisition of Ticketfly to enter the event promotion and ticket sale markets, the acquisition of certain technology assets to accelerate Pandora’s launch of an interactive, or “on-demand”, music service to complement its non-interactive radio services, and the entry into music licensing agreements with major music publishers and owners of sound recordings to enable the on-demand service. In December 2015, Pandora raised $345 million in convertible debt to strengthen its balance sheet in anticipation of further investments and financial commitments in connection with the launch of the on-demand service. Also in December 2015, Pandora’s management was contacted by representatives of Sirius XM to explore whether Pandora would be willing to discuss the possibility of Pandora being acquired by Sirius XM, which Pandora’s management then raised with the Pandora board of directors.

In January 2016, the Pandora board of directors engaged Morgan Stanley & Co. Incorporated, which we refer to as Morgan Stanley, to assist in evaluating a possible sale of the company as an alternative to executing against Pandora’s strategic plan. Sidley Austin, Pandora’s principal outside corporate counsel, briefed the Pandora board of directors on fiduciary and other considerations related to both seeking strategic alternatives as well as maintaining Pandora’s independence. Over the next two months, at the request of the Pandora board of directors, Pandora’s management and Morgan Stanley simultaneously worked to develop preliminary assessments of Pandora’s value as a stand-alone business, and to contact selected potential purchasers of Pandora, including Sirius XM, to assess interest in a potential acquisition of Pandora. On January 25, 2016, Sirius XM signed a confidentiality agreement with Pandora. Sirius XM commenced a due diligence review of Pandora and engaged in discussions with Pandora regarding a potential transaction.

In March 2016, having requested indications of interest from parties that had engaged in the process, the Pandora board of directors received a verbal preliminary, non-binding indication from Sirius XM that it was prepared to acquire Pandora for $15.00 per share, which at the time represented a $3.9 billion enterprise value. None of the other parties contacted submitted an indication of interest. In March 2016, the volume weighted average price of Pandora’s common stock on the New York Stock Exchange was $10.02 per share. In considering Sirius XM’s offer, the Pandora board of directors took account of the company’s historical operating results, its financial condition and its strategic initiatives, prospects and projections, among other factors, as well as preliminary valuation and other advice of Morgan Stanley and the legal advice of Sidley Austin. Taking these factors into account, the Pandora board of directors concluded that continuing to execute the company’s strategic plan as a stand-alone business offered the best prospect of creating long-term stockholder value and therefore determined not to further pursue a possible sale of the company at that time.

On March 28, 2016, Pandora announced the appointment of Tim Westergren, a founder and board member, as chief executive officer, following the resignation of Brian McAndrews as chief executive officer on March 25, 2016.

In June 2016, in response to suggestions by major stockholders of the company that the Pandora board of directors was not sufficiently addressing their concerns about the company’s strategy and prospects, the Pandora board of directors engaged Centerview to advise the board on strategy and investor relations.

In August 2016, the Pandora board of directors approved the company’s entry into multi-year music license agreements with major music labels to enable Pandora’s launch of an on-demand music service. In approving the license agreements, the Pandora board of directors considered numerous factors including the prospects and risks of launching such a service, including the near-term adverse effects on the company’s operating results and liquidity in advance of realizing revenue growth, and the potential impact of the strategy on the ability of Pandora to increase stockholder value independently or through a sale transaction. Over the next several months, Pandora announced its entry to these content agreements, as well as enhancements to its existing radio music services that were enabled by these content agreements and the anticipated launch of its on-demand music service, Pandora Premium.

By the end of 2016, Pandora faced delays in the launch of Pandora Premium, the need for additional capital to fund the minimum guarantees under the music license agreements and resistance from major stockholders to raising additional capital. As such, the Pandora board of directors engaged Centerview and Morgan Stanley to evaluate and pursue alternatives for raising capital and, as an alternative, a potential sale of the business. From December 2016 through the first half of 2017, at the direction of the Pandora board of directors, Centerview and Morgan Stanley contacted numerous strategic parties in the technology, media and telecommunications industries, including Sirius XM, as well as financial sponsors, regarding potential investments in or an acquisition of Pandora. At the same time, at the direction of the Pandora board of directors, Centerview contacted potential purchasers of Pandora’s Ticketfly business, as the Pandora board of directors had determined that it was not core to the company’s strategy.

Through the end of April 2017, Pandora’s management, together with Pandora’s financial and legal advisors, continued to pursue parallel paths of either securing financing or finding a buyer for Pandora at an attractive price. By the end of April 2017, Pandora had identified KKR as the leading candidate for a significant minority investment in the company.

On May 3, 2017, the Sirius XM board of directors held a meeting at which Sirius XM’s management and Sirius XM’s financial advisors, Allen & Company and Bank of America Merrill Lynch (which we refer to as BofA Merrill Lynch), provided updates on discussions with Pandora. At the conclusion of the meeting, the Sirius XM board of directors approved Sirius XM submitting a non-binding indication of interest for an acquisition of Pandora, and entering into discussions with Pandora regarding such a transaction.

On May 4, 2017, Sirius XM submitted a letter to the Pandora board of directors indicating, on a preliminary and non-binding basis, that it was prepared to discuss acquiring Pandora in exchange for Sirius XM common stock, valuing Pandora at $11.00 per share. The letter from Sirius XM included a condition that there be no material change in Pandora’s capital structure, and accordingly the proposed KKR investment would result in the withdrawal of Sirius XM’s offer. In subsequent conversations, Gregory Maffei, the chairman of the board of Sirius XM (and the chief executive officer of Liberty Media, Sirius XM’s majority stockholder), told Robert Pruzan of Centerview that Sirius XM may be willing to pay up to $11.50 per share in Sirius XM stock to acquire Pandora should the Pandora board of directors agree to pursue a transaction. After several meetings held to discuss the KKR investment and the Sirius XM indication of interest, the Pandora board of directors determined that it was in the best interest of stockholders to secure the commitment from KKR to invest and thereby ensure Pandora’s ability to meet near term liquidity needs, while at the same time preserving the ability to evaluate the proposed acquisition by Sirius XM. The Pandora board of directors believed that if it did not pursue such investment, there was substantial risk that Pandora could suffer a liquidity crisis prior to completing an agreement with Sirius XM for the acquisition of Pandora. The Pandora board of directors determined that the KKR commitment would enable the Pandora board of directors to conduct a disciplined discussion with Sirius XM with a stable balance sheet, providing a stronger negotiating position. Based on these determinations, the Pandora board of directors secured a provision in the investment agreement with KKR that would permit Pandora to terminate the agreement without accepting the investment within 30 days in order to accept a proposal for the acquisition of 50% or more of Pandora in exchange for the payment of a $15 million termination fee.

On May 8, 2017, Pandora announced that KKR had agreed to invest $150 million in a new issue of Pandora’s Series A Convertible Preferred Stock, with a conversion price of $13.50 per share and the right to a cumulative dividend at the rate of up to 8% per annum.

Following the announcement of the proposed KKR investment, management and representatives of Pandora and Sirius XM held a series of meetings, conducted due diligence and evaluated potential structures for a possible acquisition of Pandora by Sirius XM. At the same time, Pandora’s management worked to complete the KKR transaction and also continued discussions with potential purchasers of Ticketfly as an additional means of raising capital.

On June 5, 2017, on behalf of Sirius XM, Mr. Maffei told Mr. Pruzan that Sirius XM was no longer prepared to pursue the proposed acquisition of Pandora for $11.50 in Sirius XM stock and proposed to Mr. Pruzan that Pandora terminate the investment agreement with KKR and accept a larger minority investment from Sirius XM modeled after the terms of the KKR transaction. The Pandora board of directors determined that, provided acceptable terms could be negotiated, the potential transaction with Sirius XM would be in the best interest of Pandora’s stockholders, as it offered the company substantially greater capital as well as the possibility of strategic collaboration with Sirius XM. Over the next few days, representatives of Pandora and Sirius XM negotiated the size, conversion price, governance provisions and other terms of the proposed investment. At the same time, Pandora and KKR agreed on a revised termination right in favor of Pandora, which would enable Pandora to accept the Sirius XM minority investment in exchange for a $22.5 million termination fee should the Pandora board of directors determine it to be in the best interest of the company to do so.

On June 7-8, 2017, the Pandora board of directors held several meetings at which Pandora’s management and Pandora’s financial and legal advisors provided updates on discussions with Sirius XM, and the Pandora board of directors discussed the terms and relative merits of the KKR investment versus the Sirius XM investment, as well as the status and prospects for completing Pandora’s negotiations to sell Ticketfly to Eventbrite for $200 million. At the conclusion of these meetings, the Pandora board of directors determined that it was in the best interest of the company, and authorized the officers of the company, to terminate the KKR investment agreement, enter into the investment agreement with Sirius XM and sell Ticketfly to Eventbrite. Under the investment agreement with Sirius XM, Pandora agreed to sell Sirius XM $480 million of Series A Convertible Preferred Stock, which represented approximately 19.99% of Pandora’s then-outstanding common stock on as as-converted basis, with a conversion price of $10.50 per share and the right to a cumulative dividend at the rate of 6% per annum. The Sirius XM investment agreement provided that 172,500 shares of Series A Convertible Preferred Stock would initially be issued and sold to Sirius XM on June 9, 2017 and the remaining 307,500 shares would be issued and sold to Sirius XM at a second closing following the satisfaction of certain customary closing conditions, including obtaining clearance under the HSR Act. Under the terms of the Sirius XM investment, Sirius XM became entitled to name three members of the Pandora board of directors following the second closing and Sirius XM agreed to certain “standstill” restrictions on purchasing additional shares of Pandora stock and engaging in activities aimed at influencing the strategy or governance of Pandora other than through membership on the Pandora board of directors.

On June 7, 2017, the Sirius XM board of directors held a meeting at which Sirius XM’s management and Sirius XM’s financial and legal advisors provided updates on discussions with Pandora. At the conclusion of the meeting the Sirius XM board approved the investment agreement with Pandora on the terms submitted for consideration. Following the entry into the investment agreement, Sirius XM publicly disclosed that it had no intention to pursue an acquisition of Pandora at that time, however, Sirius XM intended to review its investment on a continuing basis and would from time to time consider pursuing or proposing alternative transactions with Pandora, subject to the restrictions set forth in the investment agreement.

On June 9, 2017, Pandora terminated the KKR investment agreement, paid KKR the $22.5 million termination fee, entered into the Sirius XM investment agreement and entered into the agreement to sell Ticketfly to Eventbrite for $200 million. On June 9, 2017, Sirius XM and Pandora completed the initial closing under the investment agreement, and Sirius XM purchased $172.5 million of the Series A Convertible Preferred Stock.

On June 27, 2017, Pandora announced that Mr. Westergren had resigned as chief executive officer and as a director of the company, and that the company had commenced a search for his successor.

On August 9, 2017, Pandora announced the appointment of Roger Lynch as chief executive officer and a member of the Pandora board of directors, effective September 18, 2017.

On September 22, 2017, after receiving approval under the HSR Act, Sirius XM and Pandora completed the second closing under the investment agreement, and Sirius XM purchased the remainder of the aggregate $480 million of Series A Convertible Preferred Stock. Pursuant to the terms of the investment agreement, Mr. Maffei, James Meyer, the chief executive officer of Sirius XM, and David Frear, the chief financial officer of Sirius XM then joined the Pandora board of directors, and Mr. Maffei became the chairman of the Pandora board of directors. Also in connection with the second closing, Roger Faxon, who has served on the Pandora board of directors since 2015, was named Lead Director, and Elizabeth Nelson resigned from the Pandora board of directors.

With its balance sheet strengthened by the Sirius XM investment and the proceeds from the Ticketfly sale that was completed on September 1, 2017, the Pandora board of directors began evaluating the company’s strategy and assessing its operations in order to enhance the ability of Pandora to grow its hybrid advertising/subscription model.

In late March 2018, Mr. Frear advised Mr. Faxon that Sirius XM was undertaking a strategic review of its investment in Pandora, including whether the Sirius XM board of directors would be willing to explore an acquisition of Pandora by Sirius XM. Messrs. Frear and Faxon discussed the possibility that Sirius XM might wish to explore an acquisition of Pandora later in the year, and Mr. Frear advised Mr. Faxon that Sirius XM and its board of directors had not developed any plan or made any decision to explore the possibility of such a transaction at this time.

Hereafter, Messrs. Maffei, Meyer and Frear recused themselves from all deliberations and actions of the Pandora board of directors, and waived notice of all meetings of the Pandora board of directors, related to any potential transaction with Sirius XM, including any alternatives to any such transaction with any third party and no representatives of Sirius XM attended any closed sessions of the Pandora board of directors from which Messrs. Maffei, Meyer and Frear were recused.

On April 17, 2018, the Pandora board of directors held a meeting, which meeting was also attended by members of Pandora’s management and representatives of Sirius XM, during which members of Pandora’s management presented an overview of recent product feature launches and the company’s product development roadmap for the remainder of 2018. Pandora’s management also updated the Pandora board of directors on the development of the company’s podcast publishing technology and efforts to license podcast content. The meeting was adjourned until the following morning.

On April 18, 2018, the Pandora board of directors resumed its meeting from the prior day and, after a closed session, the full Pandora board of directors was joined by Pandora’s management, representatives of Sirius XM, and representatives from Sidley Austin. Members of Pandora’s management updated the Pandora board of directors on current audience trends with respect to the company’s services, the marketing plan for 2018 and the closing of the company’s acquisition of AdsWizz. Pandora’s management also updated the Pandora board of directors on the company’s recent and forecasted financial performance and Pandora’s management’s plans for refinancing the company’s outstanding convertible debt to extend the maturity of the notes and improve Pandora’s liquidity. After discussion, the Pandora board of directors approved the exchange of the company’s 1.75% convertible senior notes due 2020 for a new series of notes and authorized a Transaction Committee to determine the terms of the new notes, the selection of financial advisors and the terms of the exchange. Pandora’s management also reviewed with the Pandora board of directors its proposed plans regarding enhanced operational efficiency and the status of ongoing negotiations of the company’s music content-licensing agreements. Messrs. Meyer and Frear and the representatives of Sirius XM departed. Mr. Maffei then discussed with the Pandora board of directors other industry participants and consolidation opportunities. Mr. Maffei then left the meeting, representatives of Centerview joined the meeting and the Pandora board of directors continued the meeting with Pandora’s management and representatives of Sidley Austin and Centerview in attendance. Sidley Austin reviewed with the Pandora board of directors its fiduciary obligations with respect to any consolidation transaction and the various roles that Sirius XM and Liberty Media could play in such a transaction. Representatives from Centerview also provided business and strategic observations and the Pandora board of directors engaged in a lengthy discussion, focusing on the recent activities of Sirius XM and Liberty Media and Centerview’s perspective on their investment objective, the company’s pending acquisition of AdsWizz and the proposed convertible note exchange. After the discussion, the Pandora board of directors determined that it would continue to pursue its existing strategy and pending transactions (including the convertible note exchange).

On April 26, 2018, Mr. Faxon updated Mr. Frear on the Pandora board of directors’ determinations, and they discussed the convertible note offering and the ongoing valuation analysis to be used to inform the Pandora board of directors (excluding the Sirius XM board designees) on alternatives to maximize stockholder value, including a potential transaction with Sirius XM, as well as timing considerations related to the pursuit of these potential transactions.

On June 1, 2018, Pandora completed the exchange of $192.9 million aggregate principal amount of its 1.75% convertible senior notes due 2020 for a like amount of 1.75% convertible senior notes due 2023. Sirius XM declined to exercise its pre-emptive rights under the investment agreement to purchase a portion of the newly issued notes.

On June 8, 2018, Mr. Frear called Mr. Faxon to explore whether Pandora would be interested in considering a potential transaction once Sirius XM completed a strategic review of its investment in Pandora. Mr. Faxon conveyed to Mr. Frear his view that any such consideration would be premature as the results of Pandora’s efforts in the areas of improving Pandora’s advertising technology, organizational efficiency and listenership metrics were only beginning to emerge, and that Pandora’s management expected to update the strategic plan for discussion at the July Pandora board meeting. Mr. Frear acknowledged this timing and stated he believed Sirius XM might not decide whether it was interested in exploring a transaction with Pandora, in any event, until its standstill obligations under the investment agreement expired. Mr. Faxon reiterated the Pandora board of directors’ willingness to consider any proposal from Sirius XM if and when Sirius XM chose to make one.

On June 15, 2018, Mr. Frear called Mr. Faxon and encouraged the Pandora board of directors to complete its work on Pandora’s operating model and valuation analysis by the July board meeting so that the Pandora board of directors would be in a position to discuss whether to explore an acquisition by Sirius XM. Mr. Faxon noted that the work was in process, and agreed to convey Mr. Frear’s message to the Pandora board of directors.

On June 28, 2018, the Pandora board of directors (excluding the Sirius XM board designees) held a meeting, which meeting was also attended by members of Pandora’s management and representatives of Sidley Austin and Centerview to receive a report on management’s revised operating model and discuss whether and how to engage with Sirius XM regarding a potential transaction. During the meeting Pandora’s management discussed work and progress to date on the company’s model and corporate development strategies, including several drivers behind its financial planning and analysis. Pandora’s management discussed certain strategic considerations, including tailwinds and headwinds facing the business, and the expected timing of certain developments in the business, in each case as context for the assumptions underlying management’s forward operating model. Pandora’s management then discussed projected operating results under four scenarios, including the projections previously shared with the Pandora board of directors in October 2017, an updated version of such projections, reflecting both actual results for the interim period and updated assumptions based on new information about trends and company plans, and two additional scenarios reflecting varying assumptions regarding greater achievement of operating efficiencies and greater deployment of capital against growth strategies. The representatives of Sidley Austin advised the Pandora board of directors on its fiduciary duties regarding its potential exploration of any sale of the company. The Pandora board of directors discussed a range of strategic alternatives, including exploring a potential sale of the company to Sirius XM or other parties, potential acquisitions by the company and potential capital raising and refinancing activities. Representatives of LionTree were invited to the meeting by the Pandora board of directors to share their perspectives on the company and its prospects and opportunities, and so that the Pandora board of directors could consider whether the firm’s industry relationships would be complementary to those of Centerview. After the representatives of LionTree exited the meeting, the Pandora board of directors discussed LionTree’s perspective with Pandora’s management and the representative from Sidley Austin. The Pandora board of directors also considered the fact that LionTree had extensive prior dealings representing companies in which the Chairman of the Board of Liberty Media owns or has owned a large voting position, including Liberty Global plc and other related entities in which it has a significant direct or indirect interest. Before concluding the meeting, the Pandora board of directors instructed Pandora’s management to request that Centerview begin preparing a preliminary financial analysis of Pandora, taking into account its long-term operating plans.

On July 2, 2018, at Mr. Faxon’s suggestion, Naveen Chopra, the chief financial officer of Pandora, called Mr. Frear and offered to review Pandora’s work on its long-term operating model with him in advance of the scheduled July 19, 2018 Pandora board meeting, so as to share a similar discussion as had been held with the Pandora board of directors on June 28, 2018. Mr. Frear requested that Mr. Chopra send him the materials to review to allow Sirius XM to evaluate whether a call or meeting to discuss the model would be useful. Mr. Chopra then sent the materials to Mr. Frear.

On July 9, 2018, Messrs. Frear and Faxon had a call regarding Pandora’s operating plans and the possibility that the parties may, in the future, decide to explore a transaction. Mr. Frear expressed his view that Pandora’s current stock price did not adequately reflect the risk that Pandora would not achieve long term results consistent with Pandora management’s projections. Mr. Faxon indicated that he believed that Pandora’s management was executing a strategy that would build stockholder value, and that as such he believed the timing was not optimal to pursue a sale. Mr. Faxon added that the Pandora board of directors would, however, consider any proposal Sirius XM wished to make, but he noted that the Pandora board of directors had not yet received Centerview’s preliminary financial analysis.

On July 13, 2018, Mr. Frear called Mr. Faxon to ask about the status of Centerview’s preliminary financial analysis of Pandora’s long-term operating plans. Mr. Faxon replied that Centerview was expected to present its analysis to the Pandora board of directors at its meeting the following week. Mr. Frear asked if the Pandora board of directors (other than the Sirius XM board designees) was developing a sense of the value of Pandora in the event that the parties did, in the future, decide to pursue a transaction. Mr. Faxon replied that he did not wish to speculate. Mr. Frear and Mr. Faxon also discussed the standstill obligations of Sirius XM in the investment agreement.

On July 18, 2018, the Sirius XM board of directors held a meeting at which they discussed, among other things, Sirius XM’s investment in Pandora and Pandora’s long-term plans. The meeting was also attended by Sirius XM’s management and Sirius XM’s financial advisors who presented a preliminary valuation analysis of Pandora. Allen & Company and BofA Merrill Lynch had each advised Sirius XM in connection with the 2017 investment in Pandora’s Series A Convertible Preferred Stock, the 2016 preliminary, non-binding indication of interest from Sirius XM and other transactions unrelated to Pandora. The Sirius XM board of directors discussed the investment in Pandora, particularly in light of the information learned and perspectives gained over the last year since the investment was made, Sirius XM’s standstill obligations and whether Pandora would be interested in exploring a transaction with Sirius XM. The Sirius XM board authorized Messrs. Maffei, Meyer and Frear to discuss with Pandora and its advisors whether Pandora would be interested in exploring a transaction and if so, on what terms, in order to determine whether a viable transaction could be presented to the Sirius XM board of directors for its consideration.

Throughout July, August and September, Mr. Maffei provided the members of the Sirius XM board periodic updates regarding their exploratory discussions with Pandora and its advisors.

Later on July 18, 2018, following a dinner held with the full Pandora board of directors, Mr. Meyer told Timothy Leiweke, a director of Pandora, that while he would personally support having Sirius XM evaluate an acquisition of Pandora in a stock-for-stock merger, the Sirius XM board of directors had not made any determination yet as to whether it was prepared to proceed with discussions regarding a transaction. Mr. Leiweke responded that in his view any proposal would need to be higher than $10.00 per share or else the Pandora board of directors would not engage with Sirius XM.

On July 19, 2018, the Pandora board of directors held a meeting, which was also attended by members of Pandora’s management and representatives of Sidley Austin. At the conclusion of the regular business of the meeting, Messrs. Maffei, Meyer and Frear recused themselves, and representatives of Centerview joined the meeting. Centerview then presented its preliminary financial analyses of the company’s operating plans and assessment of various potential aspects of a potential transaction with Sirius XM. Sidley Austin reviewed with the Pandora board of directors a relationship disclosure letter from Centerview that was previously circulated to the Pandora board of directors. The Pandora board of directors discussed with the group what stock price might reasonably be attainable in a bid from Sirius XM or another party, how to structure a process in a manner that would allow the Pandora board of directors to actively seek to obtain the greatest value for stockholders and the relative desirability of pursuing alternative paths. The Pandora board of directors also discussed the company’s historical financial performance and the prospects for AdsWizz, and the likely timing of that platform achieving success on a scale that is material to the company, as well as the likely timing and level of success of the company’s strategy for increasing its share of listening in automobiles. The Pandora board of directors (excluding the Sirius XM board designees) also discussed prior conversations with Messrs. Maffei, Meyer and Frear and expressed confidence in Pandora’s management team and strategy, although the Pandora board of directors was willing to consider an appropriate premium to the current stock price in a near term sale process. The consensus of the Pandora board of directors was to remain open to considering a potential combination with Sirius XM at an appropriate valuation, but to communicate clearly that any transaction would need to be structured to allow the directors to seek and obtain offers of higher value for the company’s stockholders.

After the Pandora board meeting on July 19, 2018, Mr. Lynch had a conversation with Mr. Meyer, during which Mr. Meyer suggested that $9.00 per share would be an appropriate price. Mr. Lynch expressed skepticism to Mr. Meyer that the Pandora board of directors would engage in discussions regarding a transaction unless the implied share price was substantially in excess of $10.00. Mr. Lynch also told Mr. Meyer that he believed any transaction would need to include appropriate protective terms, such as a go-shop, that would allow the Pandora board of directors to actively explore whether a more favorable deal from another party was available.

Also after the meeting of the Pandora board of directors on July 19, 2018, Mr. Frear had a conversation with Michael Lynton, a director of Pandora, in which Mr. Frear suggested that Sirius XM might be willing to explore an all-stock transaction in which the Pandora stockholders would own up to approximately 8% of the combined company after the merger. Mr. Lynton expressed to Mr. Frear his view that Pandora would be better served waiting at least a year before engaging with Sirius XM so that it could demonstrate further execution against its strategic plan, and that therefore if Sirius XM wished to pursue any strategic transaction with Pandora it should lead with its highest possible price.

On July 20, 2018, Mr. Frear contacted Mr. Faxon and stated that Sirius XM intended to confer internally and revert to Pandora with a view as to whether Sirius XM would be willing to explore a potential transaction between Sirius XM and Pandora, and if so what its views were as to possible valuation.

On July 22, 2018, the Pandora board of directors (excluding the Sirius XM board designees) held a telephonic meeting, which was also attended by members of Pandora’s management and representatives of Sidley Austin and Centerview, during which Mr. Lynch recounted his conversation with Mr. Meyer on July 19, 2018, Mr. Lynton recounted his conversation with Mr. Frear on July 19, 2018 and Mr. Faxon relayed his discussions with Mr. Frear on July 20, 2018. The representatives of Sidley Austin briefed the Pandora board of directors about its fiduciary duties and other considerations in the event a transaction was explored. Representatives of Centerview discussed with the Pandora board of directors the transaction dynamics, negotiation leverage and timing and cadence of any transaction between Sirius XM and Pandora. Representatives of Centerview were then excused from the meeting. Certain members of the Pandora board of directors then discussed whether to engage LionTree as a financial advisor to the company and concluded that it might be desirable to do so in light of LionTree’s relationships in the media sector with companies (other than Sirius XM and its affiliates) that were viewed as complementary to those relationships of Centerview, and the Pandora board of directors then directed Pandora’s management to pursue the engagement.

On July 27, 2018, the Pandora board of directors (excluding the Sirius XM board designees) held a telephonic meeting, which meeting was also attended by members of Pandora’s management and representatives of Sidley Austin and LionTree. At the meeting, LionTree shared its perspective on industry dynamics and considerations related to potential strategies and timing for eliciting the highest possible value for Pandora in a transaction with Sirius XM or any other party. The Pandora board of directors then discussed the relative trading multiples of the stock of both Sirius XM and the company, potential strategy and tactics for interaction with Sirius XM and the relative merits of pursuing any strategic transaction at the present time versus deferring consideration of any transaction. The representatives of LionTree left the meeting and the group continued to discuss the company’s posture in communicating with Sirius XM as it considered whether or not to pursue a transaction.

Over the next few days, at the direction of the Pandora board of directors, Mr. Pruzan had several conversations with Mr. Maffei during which they discussed the process for a transaction should Pandora wish to engage with Sirius XM.

On August 1, 2018, Mr. Faxon spoke to Mr. Maffei who stated that, while the Sirius XM board had not approved any acquisition proposal, he believed that Sirius XM would consider a possible 100% stock-for-stock transaction with Pandora on the basis of a value of $9.00 per share.

On August 1, 2018, the Pandora board of directors (excluding the Sirius XM board designees) held a telephonic meeting, which meeting was also attended by members of Pandora’s management and representatives of Sidley Austin, during which the attendees reviewed the potential engagement of LionTree. As part of the discussion, Sidley Austin reviewed with the Pandora board of directors certain disclosures by LionTree regarding potential conflicts of interest. The Pandora board of directors then engaged in a discussion of the relative merits of engaging LionTree, including a discussion as to whether any potential conflicts of interest could compromise LionTree’s advice, subsequently concluding that LionTree should be engaged as a financial advisor to the Pandora board of directors. The Pandora board of directors also directed Pandora’s management to continue to maintain Centerview as the exclusive financial advisor point of contact between the company and Sirius XM. The Pandora board of directors invited representatives of LionTree and Centerview to join the meeting and the group discussed the current state of discussions with Sirius XM, including the discussions that had been held with Mr. Maffei during the prior few days. Following these discussions, the Pandora board of directors agreed that they did not see value in engaging with Sirius XM regarding a potential transaction on the terms generally discussed in light of the view of the Pandora board of directors regarding the company’s current operations, its financial plans and forecasts and its prospects. The Pandora board of directors in particular believed that the potential management distraction of pursuing any such discussions with Sirius XM was not justified, and that management resources would be better applied in building stockholder value through execution of the company’s plans. The Pandora board of directors instructed Centerview to respond to Mr. Maffei that while the Pandora board of directors would be willing to discuss any proposal Sirius XM might actually make, that it would not be interested in actively engaging regarding any proposal unless the implied price was substantially higher than the $9.00 per share indication from Mr. Maffei.

On August 2, 2018, Mr. Pruzan contacted Mr. Maffei to convey the decisions made at the Pandora board meeting.

On August 4, 2018, Mr. Maffei contacted Mr. Pruzan to ask whether the Pandora board of directors would be willing to explore a transaction if Sirius XM were prepared to offer $9.25 in Sirius XM common stock. Mr. Pruzan said he would convey the question to Pandora.

On August 5, 2018, after conferring with Messrs. Faxon and Lynch, as well as with Sidley Austin, Mr. Pruzan contacted Mr. Maffei and advised him that such price, which Mr. Pruzan indicated implied an exchange ratio of 1.34, was not acceptable, and that Mr. Pruzan believed the Pandora board of directors would not be interested in pursuing a possible transaction unless it were well in excess of $10.00 per share.

On August 23, 2018, Mr. Maffei informed Mr. Pruzan that Sirius XM may be willing to explore a transaction at a price of $9.75 per share.

On August 30, 2018, the Pandora board of directors (excluding the Sirius XM board designees) held a telephonic meeting, which meeting was also attended by members of Pandora’s management and representatives of Sidley Austin, Centerview and LionTree during which Centerview summarized to the Pandora board of directors Centerview’s conversation with Mr. Maffei on August 23, 2018. Representatives of LionTree presented a preliminary analysis of potential revenue and cost synergies that might be achieved if Pandora were acquired by one of several buyers, including Sirius XM. The representatives of LionTree also cautioned that they had not contacted any potential buyers and that there was no assurance any buyers would emerge if the company were marketed to third parties or that any such buyer would have the same view of synergies, but offered examples of counterparties that the company might approach in the event of a go-shop. Sidley Austin led a discussion on a typical go-shop structure and market terms for duration, break-fee and legal terms. The representatives from Centerview discussed exchange ratio floors or collars that could be used to hedge against fluctuations in stock prices. The financial advisors and Pandora’s management exited the meeting and the Pandora board of directors continued the meeting in a closed session with representatives of Sidley Austin, during which the Pandora board of directors (excluding the Sirius XM board designees) unanimously agreed that any transaction would need to include an exchange ratio implying a value per share substantially in excess of $10.00 and would require a go-shop and exchange ratio collar.

On August 31, 2018, Centerview conveyed to Mr. Maffei the decisions made at the Pandora board meeting.

On September 3, 2018, Mr. Maffei discussed with Mr. Pruzan the possibility of exploring a transaction at a price of $9.80 per share (or an exchange ratio of 1.38 based on the respective closing stock prices of Pandora and Sirius XM on August 31, 2018) with a 3% break-up fee for a customary fiduciary out allowing the Pandora board of directors to terminate the transaction to accept a superior proposal but without a go-shop provision in an agreement. Mr. Pruzan agreed to convey the discussion to the company.

On September 4 and 5, 2018, Mr. Pruzan discussed with Mr. Maffei that, following consultation with Messrs. Faxon and Lynch, as well as Sidley Austin, it was the position of the Pandora board of directors that the price would need to be in excess of $10.00 per share for it to have interest in engaging in a transaction.

On September 5, 2018, Mr. Maffei discussed with Mr. Lynton that Sirius XM was not inclined to move any higher on price, and Mr. Lynton informed Mr. Maffei that it was his sense that the Pandora board of directors would not approve a transaction on those terms. A few days later, Mr. Maffei informed Mr. Pruzan that Sirius XM may be willing to explore a transaction at an exchange ratio of 1.425 (with an implied price per share of $10.15 based on the respective closing stock prices of Pandora and Sirius XM on September 12, 2018), without a go-shop provision or a collar on the exchange ratio, but with a no-shop provision, a customary fiduciary out and a break-up fee of 3.0%. Mr. Pruzan agreed to convey the discussion to the company.

On September 14, 2018, the Pandora board of directors (excluding the Sirius XM board designees) held a telephonic meeting, which meeting was also attended by representatives of Sidley

Austin and Centerview. Centerview referred to the 1.425 exchange ratio it had discussed with Mr. Maffei the day before, noting that it implied a $10.25 per share price based on the prior day’s closing price, or approximately $10.00 per share based on the one, two or three month volume-weighted average price, or VWAP, of Sirius XM common stock. Members of the Pandora board of directors discussed the company’s operating performance and outlook for the quarter and full year. Centerview noted that the company had not done reverse diligence on Sirius XM to understand future events that could affect Sirius XM’s stock price. The Pandora board of directors concluded that while they were prepared to engage with Sirius XM to evaluate a transaction with Sirius XM and have the company conduct reverse diligence of Sirius XM, they still viewed the value offered by the proposed exchange ratio as too low, and directed Centerview to convey to Mr. Maffei that getting to any agreement would require Sirius XM to substantially increase the proposed exchange ratio and agree to a go-shop provision to allow Pandora to affirmatively seek a superior offer. The Pandora board of directors also concluded that an exchange ratio collar may be desirable to hedge risk, but that it was willing to re-consider the necessity of the collar depending on the findings of reverse diligence. Members of Pandora’s management then joined the meeting and updated the Pandora board of directors on Pandora’s management’s efforts since April to extend Pandora’s existing debt maturities and potentially raise additional capital should the opportunity to do so on favorable terms be available. Mr. Chopra noted that Pandora’s management had been actively developing a proposal for raising convertible debt both to repay or repurchase convertible notes due in 2020 and to strengthen the company’s balance sheet. Mr. Chopra discussed with the Pandora board of directors the expected financial terms of an offering as well as execution considerations and the interplay between pursuing either a transaction with Sirius XM or a new financing. Mr. Chopra explained that Pandora’s management had selected investment banking firms to facilitate a financing and was pursuing both the financing and a possible acquisition by Sirius XM in parallel to preserve optionality in the event that Sirius XM and Pandora were unable to come to terms on a potential acquisition of Pandora.

Later on September 14, 2018, based on the instructions from the Pandora board of directors, Mr. Pruzan contacted Mr. Maffei, indicating that after extensive discussion, the Pandora board of directors would be willing to explore a transaction with Sirius XM only if the transaction was based on an exchange ratio of 1.44 and any agreement included a go-shop provision, the terms of which Mr. Pruzan proposed would include a 45 day go-shop period wherein a 1% break-up fee would apply, with the break-up fee going to 3% for any party that did not submit a bona fide proposal during the go-shop period. Mr. Pruzan also stated that the Pandora board of directors continued to view a collared exchange ratio as important, but that it was willing to re-engage on the issue after completion of due diligence. Mr. Maffei replied that he was not optimistic Sirius XM would be interested in evaluating a transaction on those terms.

On September 16, 2018, Mr. Maffei informed Mr. Pruzan that, based on analysis of precedent transactions conducted by Allen & Company, Sirius XM may be willing to agree to a 30-day go-shop period with a 1.5% break-up fee during the go-shop period. Mr. Maffei also stated that Sirius XM was not inclined to evaluate a transaction at a higher exchange ratio.

Later on September 16, 2018, after conferring with Messrs. Faxon and Lynch, as well as Sidley Austin, Mr. Pruzan contacted Mr. Maffei and indicated that Pandora was not prepared to reconvene the Pandora board of directors to consider whether the Pandora board of directors would be willing to evaluate a transaction without further improvement in Sirius XM’s proposed terms. Specifically, Mr. Pruzan indicated that the Pandora board of directors would require a higher exchange ratio and a go-shop period that was longer and permitted any party submitting an offer during the shopping period to be “grandfathered” under the lower break-up fee, regardless of whether such party actually signed a definitive agreement during the go-shop period. Mr. Pruzan and Mr. Maffei also discussed the desirability of an exchange ratio collar. Both agreed that the desirability of a collar, as well as the feasibility of a transaction generally, required Pandora to conduct due diligence on Sirius XM. Mr. Maffei agreed that due diligence work should proceed, and that Sidley Austin and Simpson Thacher, counsel to Sirius XM, should discuss next steps, so as to better evaluate whether a mutually acceptable potential transaction was a realistic possibility.

On September 17, 2018, Sidley Austin and Simpson Thacher conferred on the state of conversations between their respective clients and discussed the process for moving forward if their clients decided to pursue a transaction. As directed by Pandora, Sidley Austin reminded Simpson Thacher of the standstill obligations under the investment agreement, including that Sirius XM was not permitted to make any public disclosure with respect thereto, without the consent of the Pandora board of directors, and the Pandora board of directors had not provided such consent at this time. Simpson Thacher stated that they would confer further with their client and that, if Sirius XM wished to proceed, Simpson Thacher expected to deliver a first draft of a merger agreement for Pandora’s consideration by the following day.

On September 18, 2018, Centerview contacted BofA Merrill Lynch and Allen & Company to begin coordinating due diligence work between their respective clients. The respective management, financial advisory, legal and accounting teams each began work to evaluate the potential transaction, and these activities continued for the balance of the week.

Also on September 18, 2018, Simpson Thacher provided a draft merger agreement to Sidley Austin, Pandora and Sirius XM executed an extension to their pre-existing non-disclosure agreement to facilitate due diligence and Baker Botts, also representing Sirius XM, contacted Sidley Austin to begin evaluation of competition law filings that may be required should the parties decide to enter into a transaction. Throughout the week, legal advisors to the parties were in regular contact regarding the terms of a potential transaction with the objective of having satisfactory documentation ready should the parties decide to transact. To that end, Sidley Austin sent a revised version of the draft merger agreement to Simpson Thacher late in the evening of September 20, 2018, California time. Negotiation of the definitive agreement and related schedules continued through September 23.

On September 21, 2018, representatives of Sirius XM, Simpson Thacher, BofA Merrill Lynch and Allen & Company met telephonically with representatives of Pandora, Sidley Austin, Centerview and LionTree for purposes of facilitating each party’s due diligence of the other party’s businesses, operating results and financial condition, legal and accounting matters, human resources and prospects.

Also on September 21, 2018, Mr. Maffei informed Mr. Lynton that Sirius XM remained interested in pursuing a transaction. Mr. Lynton replied that, at the exchange ratio under discussion, he was not certain whether or not the Pandora board of directors would approve a transaction, and he encouraged Sirius XM to raise the price it would be willing to offer.

On September 22, 2018, Mr. Pruzan and Mr. Maffei were in contact throughout the day with regard to a potential exchange ratio. Mr. Pruzan noted that Sirius XM’s stock price had declined over the course of the week, and consistent with instructions from the Pandora board of directors expressed concern that the Pandora board of directors would not approve a transaction at the proposed exchange ratio. Based on instructions from the Pandora board of directors, Mr. Pruzan relayed that should Sirius XM offer an exchange ratio of 1.45, Mr. Pruzan believed the Pandora board of directors would be willing to accept the proposal.

Also on September 22, 2018, the Pandora board of directors (excluding the Sirius XM board designees) held a telephonic meeting, which meeting was also attended by members of Pandora’s management and representatives of Sidley Austin, Centerview and LionTree. Prior to inviting the representatives from Centerview and LionTree to join the meeting, Sidley Austin reminded the Pandora board of directors of prior discussions of fiduciary obligations in considering a potential merger with Sirius XM or any other party. Sidley Austin also reviewed with the Pandora board of directors updated relationship disclosure letters from each of Centerview and LionTree that were previously circulated to the Pandora board of directors and reminded the Pandora board of directors of prior discussions regarding these matters. Sidley Austin also noted that Pandora’s senior management had not conducted any discussions of future roles for themselves post-acquisition with Sirius XM, and that there had been no assurances given to such persons by Sirius XM in that regard. Centerview and LionTree then joined the meeting. Sidley Austin described to the Pandora board of directors the principal terms of the draft merger agreement with Sirius XM and discussed considerations relating to such terms, including the parties’ positions on the exchange ratio and the terms that had been proposed for the go-shop provision. Regarding the go-shop provision, Sidley

Austin advised that both Pandora’s original proposal and Sirius XM’s counterproposal were within the market range for such terms. Sidley Austin also noted that, after due diligence on Sirius XM and its prospects, Pandora’s management had concluded that there was a relatively low likelihood of catalysts related to Sirius XM’s business that would adversely affect the price of Sirius XM common stock. Centerview discussed the potential effects on the price of Sirius XM common stock of the announcement of the proposed merger, and also recounted repeated statements by Mr. Maffei that a collared exchange ratio would not be acceptable to Sirius XM. Sidley Austin then explained that, taking into account these factors, and the desirability of not constraining the upside of a fixed exchange ratio in the interest of hedging downside risk, Pandora’s management recommended that the company not insist on a collar as part of the transaction. The Pandora board of directors and Pandora’s management then discussed the proposed non-executive retention plan to be implemented during the period between the signing and closing of the transaction. Thereafter, Centerview and LionTree each presented their preliminary financial analyses of the exchange ratio in the transaction, assuming for purposes of their analysis the 1.425 exchange ratio then suggested by Sirius XM. Both Centerview and LionTree discussed the assumptions, methodologies and considerations taken into account in preparing their preliminary financial analyses of the 1.425 exchange ratio. Centerview then provided a summary to the Pandora board of directors of Pandora management’s reverse diligence findings, noting that Sirius XM’s historical operating performance continually surpassed analysts’ financial projections and was expected to surpass expectations again in the third quarter based on available data through September 21, 2018. Centerview and LionTree reviewed with the Pandora board of directors the outlined plan of outreach and parties to be contacted in the go-shop process should the Pandora board of directors determine to proceed with a transaction. The Pandora board of directors then excused Centerview and LionTree and discussed with Pandora’s management and Sidley Austin their views of the financial and legal terms of the proposed transaction and potential trade-offs related thereto, Centerview’s and LionTree’s analyses of the transaction and negotiation strategies to increase the exchange ratio. Pandora management also advised the Pandora board of directors that, should the company be unable to reach a deal with Sirius XM, the company was prepared to launch a convertible debt financing the week of September 24. The Pandora board of directors did not approve the transaction at that time but rather instructed Centerview to seek an increase in the exchange ratio.

On the morning of September 23, 2018, the Sirius XM board of directors held a meeting, which meeting was also attended by members of Sirius XM management and representatives of Allen & Company, BofA Merrill Lynch and Simpson Thacher. Simpson Thacher reviewed with the Sirius board of directors its fiduciary duties, and Allen & Company and BofA Merrill Lynch presented a financial analysis of Pandora. The board discussed the potential acquisition of Pandora. Following discussion, including the proposed terms of the merger agreement submitted for consideration, the Sirius XM board of directors unanimously adopted resolutions to approve the merger agreement, subject to Messrs. Maffei and Meyer finalizing the exchange ratio negotiations.

On September 23, 2018, discussion continued between Mr. Pruzan and Mr. Maffei, and Mr. Maffei indicated that Sirius XM may be interested in entering into a transaction with a proposed exchange ratio of 1.435. Mr. Pruzan expressed concern that, at that exchange ratio, the Pandora board of directors would not approve the transaction. Mr. Pruzan, on behalf of the Pandora board of directors, informed Mr. Maffei that the Pandora board of directors was willing to accept the proposed duration and break-fee for the go-shop if Sirius XM were to propose an acceptable exchange ratio. After further discussion, Mr. Maffei informed Mr. Faxon that Sirius XM might be willing to consider entering into a transaction at an increased exchange ratio of 1.44, and Mr. Faxon agreed to recommend to the Pandora board of directors that it accept this proposal.

Also on September 23, 2018, the Pandora board of directors (excluding the Sirius XM board designees) held a telephonic meeting, which meeting was also attended by members of Pandora’s management and representatives of Sidley Austin, Centerview and LionTree. Prior to inviting the representatives from Centerview and LionTree to join the meeting, Mr. Faxon described to the Pandora board of directors the conversation he had with Mr. Maffei regarding the increase of the exchange ratio offered by Sirius XM. Mr. Faxon noted that at the 1.44 exchange ratio offered by Sirius XM, the implied price per share of Pandora stock was in excess of $10.00 per share based on the closing price of Sirius XM common stock on Friday, September 21, 2018, which engendered Mr. Faxon’s support. Sidley Austin reminded the Pandora board of directors about their fiduciary duties when considering the proposed transaction with Sirius XM. Centerview and LionTree then joined the meeting and Sidley Austin described the final terms of the merger agreement to the extent they varied from the terms described the previous day, noting that based on an exchange ratio of 1.44, the go-shop termination fee had been set at $52,500,000 and the non-go-shop termination fee had been set at $105,000,000. Pandora’s management discussed restrictions on the company’s operations after signing and prior to closing and the non-executive retention plan. Centerview and LionTree each discussed their financial analysis based on the 1.44 exchange ratio and provided a brief recap of its prior financial analysis revised to incorporate the higher exchange ratio. Centerview reviewed with the Pandora board of directors Centerview’s financial analysis of the exchange ratio, and rendered to the Pandora board of directors an oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 23, 2018, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the exchange ratio provided pursuant to the merger agreement was fair, from a financial point of view, to the holders of shares of Pandora common stock other than shares held by the company and Sirius XM and its affiliates. For a detailed discussion of Centerview’s opinion, please see below under the section entitled “Opinion of Centerview Partners LLC.” Representatives of LionTree reviewed with the Pandora board of directors LionTree’s financial analysis of the exchange ratio, and rendered to the Pandora board of directors an oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 23, 2018, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the exchange ratio was fair, from a financial point of view, to the holders of shares of Pandora common stock other than shares held by the company and Sirius XM and its affiliates. For a detailed discussion of LionTree’s opinion, please see below under the section entitled “Opinion of LionTree Advisors LLC.” Centerview and LionTree discussed the outreach plan for the go-shop period, and noted that they would commence outreach to alternative bidders immediately after announcement of the transaction, should it be approved.

At this point in the meeting, both Centerview and LionTree left the meeting and the Pandora board of directors (excluding the Sirius XM board designees) discussed observations and questions regarding the advisability of accepting the Sirius XM offer versus remaining an independent company, balancing a variety of considerations including the fact that the Pandora board of directors had confidence in Pandora’s management team and Pandora’s progress toward executing the operating plan versus the need for greater financial resources and the strategic value for the company’s stockholders in combining with a better capitalized and much larger company in light of competitive dynamics in the market. In this regard, the Pandora board of directors discussed Pandora’s prior discussions with Sirius XM regarding a potential merger dating to (as described above) Sirius XM’s offer of $15.00 per share in March 2016, Pandora’s history of execution in an increasingly competitive market and the relative merits of continuing as an independent company versus combining with Sirius XM on the terms and conditions of the proposed merger in terms of the prospect for increasing Pandora’s stockholder value. The Pandora board of directors also discussed the relative merits of effecting a transaction now versus deferring to a later time, the legal terms of the transaction, including the go-shop provisions and termination rights, the advice of Centerview and LionTree as to the fairness of the transaction from a financial point of view and each director’s views that the transaction was fair to, and in the best interests of, the company’s stockholders. After each such member of the Pandora board of directors provided his or her opinion and after further discussion, and in light of the factors considered and evaluated by the Pandora board of directors as described in “—Pandora’s Purpose and Reasons for the Transactions; Recommendations of the Pandora Board of Directors,” the Pandora board of directors (excluding the Sirius XM board designees) unanimously adopted the resolutions to approve the merger agreement and the transactions contemplated thereby. Sidley Austin then explained the process to signing and led a discussion regarding the company’s schedule after the announcement of the transaction.

On September 24, 2018, Mr. Chopra spoke with the investment banks that had been working on the proposed financing transaction to thank them for their efforts to ensure that the company was prepared to launch the convertible note offering, and advise them that the offering would not go forward in light of the transaction with Sirius XM.

On October 24, 2018 at 12:01 a.m., the go-shop period under the merger agreement expired. On October 24, 2018, Pandora announced and informed Sirius XM that it and its representatives had actively solicited alternative acquisition proposals during the go-shop period from 40 potential acquirers. During such time, none of these parties executed a confidentiality agreement or otherwise expressed an interest in pursuing a transaction, and no other party proposed an alternative transaction.

Pandora’s Purpose and Reasons for the Transactions; Recommendations of the Pandora Board of Directors

The Pandora board of directors recommends that the Pandora stockholders vote “FOR” the merger agreement proposal.

As described above, Messrs. Maffei, Meyer and Frear, which we refer to as the Sirius XM board designees, recused themselves from all deliberations and actions of the Pandora board of directors, and waived notice of all meetings of the Pandora board of directors, related to any potential transaction with Sirius XM, including any alternatives to any such transaction with any third party. In reaching the decision to approve the merger agreement and to recommend that the Pandora stockholders vote to approve the merger agreement proposal, the Pandora board of directors (excluding the Sirius XM board designees) consulted extensively with Pandora’s senior management and outside legal and financial advisors and also considered other potential strategic alternatives.

After such discussions and considering such alternatives, at a meeting on September 23, 2018, the Pandora board of directors (excluding the Sirius XM board designees) unanimously determined the proposed merger agreement and the transactions to be fair to, and in the best interest of, Pandora and the Pandora stockholders. In reaching its decision, the Pandora board of directors considered and evaluated numerous factors at such meeting and at other meetings at which it considered the proposed transactions.

The reasons considered by the Pandora board of directors (excluding the Sirius XM board designees) in favor of such determination included the following (which factors are not presented in order of relative importance):

•

the Pandora board of directors’ and Pandora’s management’s knowledge of Pandora’s business, operations, financial condition, and prospects, and its and their understanding of Sirius XM and Sirius XM’s operations, financial condition, and prospects, including the information about Sirius XM obtained through a due diligence review conducted by Pandora management and its advisors;

•

the current and prospective competitive climate in the respective audio entertainment markets in which Pandora and Sirius XM operate and the belief that the transactions would create the world’s largest audio entertainment company with greater cross-promotional opportunities to the largest digital audio audience in the U.S., enhanced scale of investments in content and technology and expanded monetization opportunities and optimized programming resulting in improved opportunities for growth, cost savings and innovation relative to what Pandora could achieve on a standalone basis;

•

the fact that the current financial market conditions, historical market prices, volatility and trading information with respect to Pandora common stock and the stock of other companies that the Pandora board of directors considered similar to Pandora and Sirius XM demonstrated the value of the merger consideration to the Pandora stockholders, including in light of the analysis of the Pandora board of directors of other strategic alternatives available to Pandora;

•

the aggregate value of the merger consideration to be received by the Pandora stockholders in the transactions, which, (i) based on the two-month volume-weighted average price of $7.03 per share of Sirius XM common stock as of September 21, 2018, the last trading day prior to the announcement of the merger agreement, represented a premium of approximately 19% over the two-month volume-weighted average price of $8.50 per share of Pandora common stock on the same date, (ii) based on the two-week volume-weighted average price of $7.08 per share of Sirius XM common stock as of September 21, 2018, the last trading day prior to the announcement of the merger agreement, represented a premium of approximately 7% over the two-week volume-weighted average price of $9.54 per share of Pandora common stock as of the same date and (iii) based on the price of $6.98 per share of Sirius XM common stock on September 21, 2018, the last trading day prior to the announcement of the merger agreement, represented a premium of approximately 11% over the price of $9.09 per share of Pandora common stock on the same date;

•

that the exchange ratio represents a fixed number of shares of Sirius XM common stock, which affords the Pandora stockholders the opportunity to benefit from any increase in the trading price of Sirius XM common stock between the announcement of the execution of the merger agreement and the closing of the transactions;

•

the potential that the value of Sirius XM common stock the Pandora stockholders will receive as consideration for the transactions will increase after the completion of the transactions compared to the shares of Pandora common stock, and the participation of the Pandora stockholders in the future growth of the combined company;

•

the financial presentation and the opinion of Centerview rendered to the Pandora board of directors on September 23, 2018, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the exchange ratio was fair, from a financial point of view, to the holders of shares of Pandora common stock (other than, generally, holders affiliated with Sirius XM and Liberty Media, in each case as described in the opinion of Centerview reproduced in its entirety in Annex B of this proxy statement/prospectus);

•

the financial presentation and the opinion of LionTree rendered to the Pandora board of directors on September 23, 2018, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by LionTree in preparing its opinion, the exchange ratio was fair, from a financial point of view, to the holders of shares of Pandora common stock (other than, generally, holders affiliated with Sirius XM and Liberty Media, in each case as described in the opinion of LionTree reproduced in its entirety in Annex C of this proxy statement/prospectus);

•	the efforts made to negotiate a merger agreement favorable to Pandora and its stockholders and the terms and conditions of the merger agreement;
•

the ability of Pandora under the terms of the merger agreement to, during the “go-shop” period, (i) initiate, solicit, facilitate and encourage any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a competing acquisition proposal, (ii) furnish to any person that is a party to an acceptable confidentiality agreement any information that is reasonably requested by any person in connection with their potentially making a competing acquisition proposal, and (iii) participate or engage in discussions or negotiations with such person regarding a competing acquisition proposal;

•

the ability of the Pandora board of directors to change its recommendation, terminate the merger agreement and enter into a transaction that the Pandora board of directors determines to be a superior proposal, subject to the terms and conditions of the merger agreement, including payment of a termination fee;

•	the likelihood that the transactions would be completed; and
•

the fact that Pandora had not received an offer from any other person for the acquisition of Pandora, despite its efforts over the years to sell the company as further described in the “Background of the Transactions”.

In the course of its deliberations, the Pandora board of directors (excluding the Sirius XM board designees) also weighed the factors described above against certain factors, uncertainties and potential risks associated with entering into the merger agreement, including, among others, the following (which factors are not presented in order of relative importance):

•

the lack of opportunity for the Pandora stockholders to participate in Pandora’s potential upside as a stand-alone company after the transactions, including potential earnings and growth as a result of Pandora management’s recent initiatives to improve Pandora’s advertising technology, organizational efficiency and listenership metrics, other than indirectly as part of the combined company through the ownership of shares of Sirius XM common stock received as merger consideration;

•

the possibility of significant costs and delays resulting from seeking regulatory approvals necessary to complete the transactions, the possibility that the transactions may not be completed if such approvals are not obtained, and the potential negative impacts on Pandora, its business, and the price of Pandora common stock if such approvals are not obtained;

•

the potential decrease of the implied value of the merger consideration that would result from a decrease in the trading price of Sirius XM common stock because the merger consideration is based on a fixed exchange ratio and the merger agreement does not provide Pandora with a price-based termination right or adjustment for fluctuations in the trading price of Sirius XM common stock between the announcement of the execution of the merger agreement and the closing of the transactions;

•

the fact that the integration of Pandora and Sirius XM may be complex and time consuming and may require substantial resources and effort, and the risk that if Pandora and Sirius XM are not successfully integrated the anticipated strategic and operational benefits of the transactions may not be fully realized or at all or may take longer to realize than expected;

•

the risks and costs that could be borne by Pandora if the transactions are not completed, including the potential for diversion of Pandora’s management and employee attention and for increased employee attrition during the period prior to completion of the transactions, and the potential effect of the transactions on Pandora’s business and relations with customers, vendors, and suppliers;

•	the risk that certain employees and customers of Pandora might not choose to remain with the combined company;
•

the restrictions on the conduct of Pandora’s business prior to completion of the transactions, requiring Pandora to conduct its business only in the ordinary course, subject to specific limitations, which could delay or prevent Pandora from undertaking business opportunities that may arise pending completion of the transactions and could negatively impact Pandora’s relationships with its employees, customers, vendors, and suppliers;

•	the fact that if the merger agreement is terminated under certain circumstances, Pandora will be required to pay Sirius XM a termination fee of $105 million or $52.5 million;
•	the transaction costs to be incurred by Pandora in connection with the transactions;
•

the fact that certain of Pandora’s directors may have interests in the transactions or that are different from, or in addition to, those of the Pandora stockholders generally and the manner in which they would be affected by the transactions as more fully described in the section entitled “—Interests of Pandora’s Directors and Executive Officers in the Transactions;” and

•	various other risks described in the section entitled “Risk Factors.”

The Pandora board of directors (excluding the Sirius XM board designees) considered all of these factors as a whole, including the analyses and opinions of its financial advisors, in reaching their respective determinations that the proposed transactions were fair to, and in the best interests of, Pandora and the Pandora stockholders. The foregoing discussion of the information and factors considered by the Pandora board of directors (excluding the Sirius XM board designees) is not exhaustive. In view of the wide variety of factors considered by the Pandora board of directors (excluding the Sirius XM board designees) in connection with their evaluation of the transactions and the complexity of these matters, the Pandora board of directors (excluding the Sirius XM board designees) did not consider it practical to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors that they considered in reaching their respective decisions. In considering the factors described above and any other factors, individual directors may have viewed factors differently or given different weight or merit to different factors.

The foregoing discussion of the information and factors considered by the Pandora board of directors (excluding the Sirius XM board designees) is forward-looking in nature. This information should be read in light of the factors described in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 26.

Certain Financial Forecasts

Pandora, as a matter of course, does not make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. The unaudited forecasted financial information set forth below was prepared by Pandora’s management and made available to (i) the members of the Pandora board of directors who are not affiliated with Sirius XM, (ii) Centerview and (iii) LionTree, in each case solely in connection with the evaluation of the transactions by the members of the Pandora board of directors who are not affiliated with Sirius XM. In addition, following review by the members of the Pandora board of directors who are not affiliated with Sirius XM, the unaudited forecasted financial information set forth below with respect to fiscal years 2018 through 2023 only, was also made available to Sirius XM and the members of the Pandora board of directors who are affiliated with Sirius XM. The inclusion of this information in this proxy statement/prospectus should not be regarded as an indication that any of the Pandora board of directors, Centerview, LionTree or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the unaudited forecasted financial information.

The unaudited forecasted financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited forecasted financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The estimates and assumptions underlying the unaudited forecasted financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of Pandora. Pandora stockholders are urged to review the SEC filings of Pandora for a description of risk factors with respect to the business of Pandora. See “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 26 and “Where You Can Find More Information” beginning on page 140. Pandora stockholders are also urged to review the section entitled “Risk Factors” beginning on page 19. The unaudited forecasted financial information was not prepared with a view toward public disclosure and is included in this proxy statement/prospectus only because such unaudited forecasted financial information was, with respect to fiscal years 2018 through 2023, made available to Sirius XM and certain of their representatives in connection with their due diligence review of Pandora, and Centerview and LionTree for use in connection with their respective financial analyses. The unaudited forecasted financial information also was not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP (including because certain metrics are non-GAAP measurements) but, in the view of Pandora’s management, was prepared on a reasonable basis, reflected the best currently available estimates and judgments, and presented, to the best of Pandora’s management’s knowledge and belief, the expected course of action and the expected future financial performance of Pandora. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the unaudited forecasted financial information. Neither the independent registered public accounting firm of Pandora nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited forecasted financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of Pandora contained in its Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this proxy statement/prospectus, relates to the historical financial information of Pandora. It does not extend to the unaudited forecasted financial information and should not be read to do so. Furthermore, the unaudited forecasted financial information does not take into account any circumstances or events occurring after the date it was prepared and does not give effect to the transactions. Further, the unaudited forecasted financial information does not take into account the potential consequences should the transactions fail to be consummated, and should not be viewed in that context.

PANDORA DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE UNAUDITED FORECASTED FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Unaudited Forecasted Financial Information

The following tables present the selected unaudited forecasted financial information of Pandora prepared by Pandora’s management, which consist of two different financial and operating scenarios, each for the fiscal years ending 2018 through 2025, and were provided to the members of the Pandora board of directors, Centerview, LionTree and, with respect to fiscal years 2018 through 2023, Sirius XM.

At the time the forecasts were prepared, the Pandora board of directors and Pandora’s management concurred that the Pandora Scenario 1a Forecasts and the Pandora Scenario 2 Forecasts were the best approximations of likely future outcomes and that they expected actual future results to fall somewhere between. On the September 21, 2018 diligence call held among representatives of Sirius XM and its advisors and representatives of Pandora and its advisors, including Centerview and Liontree, Pandora management indicated that there was significant uncertainty with respect to the Company’s forecasts for 2019, and that on the downside Pandora management believed that Adjusted EBITDA for 2019 could be as much as $20-30 million lower than projected in the Pandora Scenario 1a Forecasts and the Pandora Scenario 2 Forecasts. Pandora management also previously shared this update with the Pandora board of directors.

Pandora Scenario 1a Forecasts

Certain unaudited forecasted financial information was initially prepared by Pandora’s management in October 2017 and provided to the Pandora board of directors and was updated in July 2018 to take into account certain updated assumptions including, among other things, new information about market trends and Pandora’s plans after October 2017. We refer to such July 2018 unaudited forecasted financial information as the Pandora Scenario 1a Forecasts.

	Pandora Unaudited Forecasted Financial Information (U.S. dollars in millions, except per share data)(a) Fiscal Years Ending Decmber 31,
	2018	2019	2020	2021	2022	2023	2024	2025
Advertising	$1,071	$1,152	$1,240	$1,370	$1,511	$1,629	$1,735	$1,828
Subscription & Other	471	569	647	703	766	829	893	956

Total Revenue	$1,542	$1,721	$1,887	$2,073	$2,277	$2,458	$2,627	$2,784

% Growth	11.3%	11.7%	9.6%	9.9%	9.9%	7.9%	6.9%	6.0%
Content Costs	$889	$915	$992	$1,080	$1,156	$1,235	$1,305	$1,371
Other COGS	129	169	188	207	223	243	264	285

Total COGS	$1,017	$1,084	$1,179	$1,287	$1,379	$1,478	$1,569	$1,656

Gross Profit	$524	$637	$707	$786	$898	$980	$1,059	$1,128
% Margin	34.0%	37.0%	37.5%	37.9%	39.4%	39.9%	40.3%	40.5%
Product Development	$132	$173	$173	$177	$178	$183	$188	$192
Sales & Marketing	448	390	396	404	410	418	428	437
General & Administrative	112	117	115	117	118	120	122	124

Total Operating Expenses	$693	$680	$684	$698	$706	$721	$737	$753

Operating Income / (Loss)(b)	$(168)	$(43)	$23	$88	$192	$259	$321	$375

% Margin	(10.9)%	(2.5)%	1.2%	4.2%	8.4%	10.5%	12.2%	13.5%
Depreciation	49	54	53	55	49	49	52	55

Adjusted EBITDA(c)	$(119)	$11	$76	$143	$241	$307	$373	$430

% Growth	(13.2)%	nm	nm	87.7%	69.0%	27.5%	21.5%	15.3%
% Margin	(7.7)%	0.7%	4.0%	6.9%	10.6%	12.5%	14.2%	15.5%

(a)	Certain totals in the tables included in this proxy statement/prospectus may not sum due to rounding. Table does not reflect stock-based compensation.
(b)	Excludes amortization of intangible assets.
(c)

Adjusted EBITDA, which is calculated as consolidated net earnings before interest, income taxes, stock-based compensation expense and depreciation and amortization expense, is a non-GAAP financial measure as it excluded these amounts, which are included in net earnings, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net earnings or other measures derived in accordance with GAAP.

	Pandora Unaudited Forecasted Financial Information (Continued) Pandora Unlevered Free Cash Flows(a) (U.S. dollars in millions, except per share data)(b)(c) Fiscal Years Ending December 31,
	2H’ 2018	2019	2020	2021	2022	2023	2024	2025
Advertising Revenue	$586	$1,153	$1,241	$1,371	$1,512	$1,630	$1,736	$1,829
Subscription Revenue	251	568	646	702	765	828	892	955

Total Revenue	$838	$1,721	$1,887	$2,073	$2,277	$2,458	$2,627	$2,784

% Growth		11.7%	9.6%	9.9%	9.9%	7.9%	6.9%	6.0%
Adjusted EBITDA(d)	$(11)	$11	$76	$143	$241	$307	$373	$430
% Margin	(1.3)%	0.7%	4.0%	6.9%	10.6%	12.5%	14.2%	15.5%
(-) Stock Compensation	(59)	(117)	(107)	(98)	(90)	(86)	(83)	(82)

Adjusted EBITDA less SBC	$(70)	$(106)	$(31)	$45	$151	$221	$290	$349

% Margin	(8.4)%	(6.1)%	(1.7)%	2.2%	6.6%	9.0%	11.0%	12.5%
(-) D&A	(27)	(60)	(59)	(55)	(49)	(49)	(52)	(55)

EBIT	$(98)	$(166)	$(90)	$(11)	$102	$172	$239	$293

% Margin	(11.6)%	(9.6)%	(4.8)%	(0.5)%	4.5%	7.0%	9.1%	10.5%
(-) Taxes	—	—	—	—	(24)	(41)	(56)	(69)

NOPAT	$(98)	$(166)	$(90)	$(11)	$78	$132	$182	$224

(+) D&A	27	60	59	55	49	49	58	55
(-) Capex	(23)	(48)	(50)	(54)	(43)	(46)	(63)	(68)
(+)/(-) Δ NWC	(37)	22	6	(20)	(24)	(19)	(14)	(14)

Unlevered Free Cash Flow	(131)	$(131)	$(75)	$(30)	$59	$115	$157	$198

(a)	Source: Pandora’s management, Pandora’s public filings, FactSet and Wall Street research as of September 21, 2018.
(b)

Valuation date of June 30, 2018 applying mid-year convention through the fiscal year ending December 31, 2025. Terminal value based on range of multiples applied to forward EBITDA in the fiscal year ending December 31, 2025. Includes present value of future cash tax savings related to NOLs.

(c)	Certain totals in the tables included in this proxy statement/prospectus may not sum due to rounding. Table does not reflect stock-based compensation.
(d)

Adjusted EBITDA, which is calculated as consolidated net earnings before interest, income taxes, stock-based compensation expense and depreciation and amortization expense, is a non-GAAP financial measure as it excluded these amounts, which are included in net earnings, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net earnings and other measures derived in accordance with GAAP.

The Pandora unaudited forecasted financial information in the Pandora Scenario 1a Forecasts is based on various assumptions, including the following key assumptions:

•	approximately $80-90 million of external marketing spend annually with increases to efficiency beyond that realized in 2018 to-date;
•	hours per active user (“HPA”) would decrease slightly in 2019 and increase after 2020 as new users expand feature usage;
•	the number of ad-supported service users would reach 77.1 million by 2025;
•

advertising revenue per thousand listener hours (“RPM”) would increase from $67.95 in 2018 to $80.22 million in 2022, including increases in audio RPM, slight decreases in display RPM and increases in video RPM;

•

there would be no material improvement in the monthly free-trial starts for Pandora Plus, while the monthly free-trial starts for Pandora Premium would improve slightly with the mix shifting towards family plan subscriptions;

•	the percentage of the family plan subscriptions in the new Pandora Premium additions would increase from 2% in 2018 to 25% by 2025;
•	direct Pandora Premium acquisition spending would reach $5 million annually by 2020;
•	non-music content share would account for 10% of total listening by 2025;
•	headcount costs would remain materially flat, with many functions to shift to lower-cost geographies;
•

costs saved from the reduction in force plans relative to the end of 2017 run rate would be $70 million in 2019 and $100 million annually in each of the years from 2020 to 2025, with a component of the savings reinvested; and

•	the stock-based compensation expenses would decrease from $117 million in 2019 to $86 million in 2023.

Pandora Scenario 2 Forecasts

In June 2018, Pandora’s management also updated the unaudited forecasted financial information that was initially prepared in October 2017 to present a more optimistic view driven primarily by audience and hours growth from improvements in marketing efficiency, higher marketing spending and growth in audience engagement through Pandora’s new content and product capabilities, which we refer to as the Pandora Scenario 2 Forecasts. The Pandora Scenario 2 Forecasts are based on the assumptions of greater achievement of operating efficiencies as Pandora implements these plans and greater deployment of capital toward growth strategies, which are described below.

	Pandora Unaudited Forecasted Financial Information (U.S. dollars in millions, except per share data)(a) Fiscal Years Ending December 31,
	2018	2019	2020	2021	2022	2023	2024	2025
Advertising	$1,071	$1,210	$1,357	$1,553	$1,747	$1,917	$2,083	$2,236
Subscription & Other	471	596	712	829	947	1,064	1,189	1,303

Total Revenue	$1,542	$1,806	$2,069	$2,382	$2,694	$2,981	$3,272	$3,540

% Growth	11.3%	17.1%	14.6%	15.1%	13.1%	10.6%	9.8%	8.2%
Content Costs	$889	$958	$1,086	$1,240	$1,367	$1,496	$1,614	$1,725
Other COGS	129	176	200	226	250	279	309	338

Total COGS	$1,017	$1,133	$1,286	$1,466	$1,617	$1,775	$1,923	$2,064

Gross Profit	$524	$673	$783	$916	$1,077	$1,205	$1,349	$1,476
% Margin	34.0%	37.2%	37.8%	38.5%	40.0%	40.4%	41.2%	41.7%
Product Development	$132	$174	$188	$205	$217	$233	$248	$264
Sales & Marketing	448	418	425	450	471	490	511	531
General & Administrative	112	111	116	120	123	128	133	137

Total Operating Expenses	$693	$704	$730	$775	$811	$851	$892	$932

Operating Income / (Loss)(b)	$(168)	$(31)	$53	$141	$265	$354	$457	$544

% Margin	(10.9)%	(1.7)%	2.6%	5.9%	9.8%	11.9%	14.0%	15.4%
Depreciation	49	54	53	56	52	53	58	63

Adjusted EBITDA(c)	$(119)	$23	$107	$198	$317	$407	$515	$606

% Growth	(13.2)%	nm	nm	85.0%	60.3%	28.4%	26.6%	17.7%
% Margin	(7.7)%	1.3%	5.2%	8.3%	11.8%	13.6%	15.7%	17.1%

(a)	Certain totals in the tables included in this proxy statement/prospectus may not sum due to rounding. Table does not reflect stock-based compensation.
(b)	Excludes amortization of intangible assets.
(c)

Adjusted EBITDA, which is calculated as consolidated net earnings before interest, income taxes, stock-based compensation expense and depreciation and amortization expense, is a non-GAAP financial measure as it excluded these amounts, which are included in net earnings, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net earnings or other measures derived in accordance with GAAP.

	Pandora Unaudited Forecasted Financial Information (Continued) Pandora Unlevered Free Cash Flows(a) (U.S. dollars in millions, except per share data)(b)(c) Fiscal Years Ending December 31,
	2H’ 2018	2019	2020	2021	2022	2023	2024	2025
Advertising Revenue	$586	$1,211	$1,358	$1,554	$1,748	$1,918	$2,084	$2,237
Subscription Revenue	251	595	711	828	946	1,063	1,188	1,303

Total Revenue	$838	$1,806	$2,069	$2,382	$2,694	$2,981	$3,272	$3,540

% Growth		17.1%	14.6%	15.1%	13.1%	10.6%	9.8%	8.2%
Adjusted EBITDA(d)	$(11)	$23	$107	$198	$317	$407	$515	$606
% Margin	(1.3)%	1.3%	5.2%	8.3%	11.8%	13.6%	15.7%	17.1%
(-) Stock Compensation	(59)	(120)	(116)	(109)	(100)	(93)	(90)	(89)

Adjusted EBITDA less SBC	$(70)	$(97)	$(9)	$88	$217	$314	$425	$517

% Margin	(8.4)%	(5.4)%	(0.4)%	3.7%	8.0%	10.5%	13.0%	14.6%
(-) D&A	(27)	(60)	(59)	(57)	(52)	(53)	(58)	(63)

EBIT	$(98)	$(158)	$(68)	$31	$165	$261	$367	$455

% Margin	(11.6)%	(8.7)%	(3.3)%	1.3%	6.1%	8.8%	11.2%	12.8%
(-) Taxes	—	—	—	(7)	(39)	(61)	(86)	(107)

NOPAT	$(98)	$(158)	$(68)	$24	$126	$200	$281	$348

(+) D&A	27	60	59	57	52	53	58	63
(-) Capex	(23)	(48)	(53)	(59)	(47)	(52)	(72)	(79)
(+)/(-) Δ NWC	(37)	13	8	(22)	(26)	(20)	(22)	(19)

Unlevered Free Cash Flow	(131)	$(133)	$(54)	$(1)	$105	$181	$244	$313

(a)	Source: Pandora’s management, Pandora’s public filings, FactSet and Wall Street research as of September 21, 2018.
(b)

Valuation date of June 30, 2018 applying mid-year convention through the fiscal year ending December 31, 2025. Terminal value based on range of multiples applied to forward EBITDA in the fiscal year ending December 31, 2025. Includes present value of future cash tax savings related to NOLs.

(c)	Certain totals in the tables included in this proxy statement/prospectus may not sum due to rounding. Table does not reflect stock-based compensation.
(d)

Adjusted EBITDA, which is calculated as consolidated net earnings before interest, income taxes, stock-based compensation expense and depreciation and amortization expense, is a non-GAAP financial measure as it excluded these amounts, which are included in net earnings, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net earnings and other measures derived in accordance with GAAP.

The Pandora unaudited forecasted financial information in the Pandora Scenario 2 Forecasts is based on various assumptions, including the following key assumptions:

•

annual external marketing spending would increase by 10% to 20% compared to the Pandora Scenario 1a Forecasts and there would be a 10% efficiency improvement in user acquisition costs compared to the Pandora Scenario 1a Forecasts;

•	HPA would be 2.5% higher in 2019 than in the Pandora Scenario 1a Forecasts, increasing to 10% higher in 2025;
•	the number of ad-supported service users would reach 84.3 million by 2025;
•	advertising RPM would increase from $67.95 in 2018 to $78.48 in 2022, including modest increases in audio RPM, decreases in display RPM and increases in video RPM;

•	data licensing revenue would achieve robust growth and reach $12 million to $15 million by 2025;
•	monthly free-trial starts for Pandora Plus would increase by 20-25% from 2018 to 2025, and 20-35% for Pandora Premium from 2018 to 2025, both driven primarily by the improved on-platform marketing;
•	the percentage of family plan subscriptions in the new Pandora Premium additions would increase from 2% in 2018 to 25% by 2025;
•	the trial conversion rate to Pandora Premium would improve by 1% to 3% by 2025, driven primarily by the improved on-platform marketing and user experience;
•	direct Pandora Premium acquisition spending would reach $5 million annually by 2020;
•	non-music content share would account for 12% of total listening by 2025;
•

operating expenses would increase by 2% year-over-year in 2019, with the annual growth rate thereafter increasing to 5% year-over-year in 2022, with many functions shifting towards lower-cost geographies;

•

costs saved from the reduction in force plans relative to the end of 2017 run rate would be $70 million in 2019 and $100 million annually in each of the years from 2020 to 2025, with a component of the savings reinvested; and

•	stock-based compensation expenses would decrease from $120 million in 2019 to $93 million in 2023.

For the foregoing and other reasons, inclusion of the Pandora unaudited forecasted financial information in this proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the Pandora unaudited forecasted financial information will be achieved.

Opinions of Pandora’s Financial Advisors

Opinion of Centerview Partners LLC

On September 23, 2018, Centerview rendered to the Pandora board of directors its oral opinion, subsequently confirmed in a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the exchange ratio was fair, from a financial point of view, to the holders of shares of Pandora common stock other than excluded shares.

The full text of Centerview’s written opinion, dated September 23, 2018, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex B. In accordance with Centerview’s engagement letter, Centerview’s financial advisory services and opinion were provided for the information and assistance of the non-Sirius XM board members (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transactions, and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of shares of Pandora common stock (other than excluded shares) of the exchange ratio. Centerview’s opinion did not address any other term or aspect of the merger agreement or the transactions and does not constitute a recommendation to any stockholder of Pandora or any other person as to how such stockholder or other person should vote or otherwise act with respect to the transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the merger agreement dated September 23, 2018, referred to in this summary of Centerview’s opinion as the “draft merger agreement”;
•

Annual Reports on Form 10-K, as amended, of Pandora for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 and Annual Reports on Form 10-K of Sirius XM for the years ended December 31, 2017, December 31, 2016 and December 31, 2015;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Pandora and Sirius XM;
•	certain publicly available research analyst reports for Pandora and Sirius XM;
•	certain other communications from Pandora and Sirius XM to their respective stockholders;
•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Pandora, including certain financial forecasts, analyses and projections relating to Pandora prepared by management of Pandora and furnished to Centerview by Pandora for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Pandora Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Pandora Internal Data;”

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Sirius XM (collectively, the “Sirius XM Internal Data”);
•

certain publicly available research analysts’ estimates relating to Sirius XM suggested by Sirius XM for purposes of Centerview’s analysis and deemed relevant by Centerview (the “Sirius XM Public Forecasts”); and

•

certain cost savings and operating synergies projected by the management of Pandora to result from the transactions furnished to Centerview by Pandora for purposes of Centerview’s analysis (the “Synergies”).

Centerview also participated in discussions with members of the senior management and representatives of Pandora and Sirius XM regarding their assessment of the Pandora Internal Data (including, without limitation, the Pandora Forecasts), the Sirius XM Internal Data, the Sirius XM Public Forecasts and the Synergies, as appropriate) and the strategic rationale for the transactions. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Pandora and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Pandora’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Pandora’s direction, that the Pandora Internal Data (including, without limitation, the Pandora Forecasts) and the Synergies were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Pandora as to the matters covered thereby and that the Sirius XM Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of Sirius XM, and Centerview relied, at Pandora’s direction, on the Pandora Internal Data (including, without limitation, the Pandora Forecasts), the Sirius XM Internal Data, the Sirius XM Public Forecasts and the Synergies for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Pandora Internal Data (including, without limitation, the Pandora Forecasts), the Sirius XM Internal Data, the Sirius XM Public Forecasts or the Synergies or the assumptions on which they were based. In addition, at Pandora’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Pandora or Sirius XM, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Pandora or Sirius XM. Centerview assumed, at Pandora’s direction, that the final executed merger agreement would not differ in any respect material to Centerview’s analysis or opinion from the draft merger agreement reviewed by Centerview. Centerview also assumed, at Pandora’s direction, that the transactions will be consummated on the terms set forth in the merger agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transactions, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to Centerview’s analysis or opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Pandora or Sirius XM, or the ability of Pandora or Sirius XM to pay their respective obligations when they come due, or as to the impact of the transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Pandora’s underlying business decision to proceed with or effect the transactions, or the relative merits of the transactions as compared to any alternative business strategies or transactions that might be available to Pandora or in which Pandora might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the shares of Pandora common stock (other than excluded shares) of the exchange ratio. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the transactions, including, without limitation, the structure or form of the transactions, or any other agreements or arrangements contemplated by the merger agreement or entered into in connection with or otherwise contemplated by the transactions, including, without limitation, the fairness of the transactions or any other term or aspect of the transactions to, or any consideration to be received in connection therewith by, or the impact of the transactions on, the holders of any other class of securities, creditors or other constituencies of Pandora or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Pandora or any party, or class of such persons in connection with the transactions, whether relative to the exchange ratio or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview expressed no view or opinion as to what the value of shares of Sirius XM common stock actually would be when issued pursuant to the transactions or the prices at which the shares of Pandora common stock or shares of Sirius XM common stock will trade or otherwise be transferable at any time, including following the announcement or consummation of the transactions. Centerview’s opinion does not constitute a recommendation to any stockholder of Pandora or any other person as to how such stockholder or other person should vote with respect to the merger or otherwise act with respect to the transactions or any other matter. In accordance with Centerview’s engagement letter, Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the non-Sirius XM board members (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Pandora board of directors in connection with Centerview’s opinion, dated September 23, 2018. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Pandora. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Pandora or any other parties to the transactions. None of Pandora, Sirius XM, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Pandora do not purport to be appraisals or reflect the prices at which Pandora may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 21, 2018 (the last trading day before the public announcement of the transactions) and is not necessarily indicative of current market conditions.

Selected Public Companies Analyses

Centerview performed a selected public companies analysis in which Centerview reviewed certain financial and stock market information relating to Pandora and selected publicly traded companies that Centerview, in its experience and professional judgment, deemed relevant to consider in relation to Pandora. The financial data that was used with respect to these selected companies were based on Wall Street research consensus estimates, public filings and other publicly available information.

In performing this analysis, Centerview reviewed the enterprise value (calculated as fully-diluted market capitalization plus total debt, plus minority interests, less cash and cash equivalents and investments), which is referred to in this summary of Centerview’s opinion as “EV,” as a multiple of the next-twelve-months revenue (“NTM Revenue”) of the public companies noted below, referred to as the selected companies. The overall low to high estimated EV / NTM Revenue multiples observed for the selected companies as of September 21, 2018 were 3.60x to 4.12x, as reflected below:

EV / NTM Revenue
Spotify Technology S.A.	4.12x
TripAdvisor, Inc.	3.79x
YELP INC.	3.60x

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment (including the fact that Pandora’s common stock had historically traded at a lower EV / NTM multiple compared to those selected companies), Centerview applied a range of EV / NTM Revenue multiples of 1.25x to 2.00x to (a) Pandora’s NTM Revenue as of September 21,

2018 of $1.67 billion as reflected in the Pandora Scenario 1a Forecasts, which resulted in a range of implied values per share of Pandora common stock of $5.50 to $9.75, and to (b) Pandora’s NTM Revenue as of September 21, 2018 of $1.73 billion as reflected in the Pandora Scenario 2 Forecasts, which resulted in a range of implied values per share of Pandora common stock of $5.75 to $10.25, in each case, rounded to the nearest $0.25. Centerview then compared this range to the $10.05 per share value of the merger consideration implied by the exchange ratio, based on the closing price of Sirius XM common stock on September 21, 2018 (the “Implied Consideration Value”).

Although none of the selected companies is directly comparable to Pandora, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded U.S. companies in the consumer internet business that have certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Pandora. However, because none of the selected companies is exactly the same as Pandora, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operating characteristics and prospects of Pandora and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Selected Transactions Analysis

Centerview performed a selected transactions analysis in which Centerview reviewed and compared certain information relating to the following selected transactions in the public consumer internet industry in the past five years involving publicly traded target companies with EBITDA margins of less than 20% that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Pandora and the transactions.

The selected transactions were:

Announcement Date	Acquiror	Target	EV / LTM Revenues
May 2017	HomeAdvisor, Inc.	Angie’s List, Inc.	1.68x
November 2016	Adobe Systems Incorporated	TubeMogul, Inc.	2.55x
July 2016	Verizon Communications Inc.	Yahoo! Inc.	0.99x
May 2015	Verizon Communications Inc.	AOL Inc.	1.71x
February 2015	Expedia, Inc.	Orbitz Worldwide, Inc.	1.72x
September 2014	News Corporation	Move, Inc.	3.96x

No company or transaction used in this analysis is identical or directly comparable to Pandora or the transactions, respectively. The target companies included in the selected transactions listed above were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of Pandora. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Pandora and the target companies included in the selected transactions analysis. Accordingly, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and Pandora.

Financial data for the selected transactions were based solely on publicly available information at the time of the initial announcement of the relevant transactions as noted in the preceding table that Centerview obtained from SEC filings and other publicly available data sources.

Centerview calculated, for each selected transaction set forth above, among other things, the enterprise value implied for the applicable target company based on the consideration payable in the applicable selected transactions, which is referred to in this summary of Centerview’s opinion as “TEV,” as a multiple of the target company’s revenue for the last-twelve-month period (“LTM

Revenue”) for which financial information had been made public at the time of the announcement of such transactions. The results of this analysis are summarized as follows:

TEV / LTM Revenue
25th Percentile	1.69x
Median	1.71x
Mean	2.10x
75th Percentile	2.34x

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of TEV / LTM Revenue multiples of 1.75x to 2.50x to Pandora’s last-twelve-month revenue as of June 30, 2018 of $1.46 billion (excluding revenue of the divested ticket service business) as reflected in public filings of Pandora, which resulted in a range of implied values per share of Pandora common stock of $7.25 to $10.75, rounded to the nearest $0.25. Centerview then compared this range to the Implied Consideration Value of $10.05.

Discounted Cash Flow Analyses

Centerview performed a discounted cash flow analysis of Pandora based on the Pandora Scenario 1a Forecasts and the Pandora Scenario 2 Forecasts, respectively, other Pandora Internal Data and information reflected in public filings of Pandora. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis based on the Pandora Scenario 1a Forecasts, Centerview calculated a range of illustrative equity values for Pandora by discounting to present value as of June 30, 2018, using discount rates ranging from 9.50% to 11.50% (reflecting Centerview’s analysis of Pandora’s weighted average cost of capital in Centerview’s professional judgment): (a) the forecasted unlevered after-tax free cash flows of Pandora over the period beginning June 30, 2018 and ending December 31, 2025, as reflected in the Pandora Scenario 1a Forecasts and the assumptions provided by Pandora’s management, and (b) a range of illustrative terminal values of Pandora, calculated by Centerview applying a range of illustrative enterprise value to earnings before interest, taxes, depreciation and amortization (adjusted to include stock-based compensation expense), which is referred to in this summary of Centerview’s opinion as “Adjusted EBITDA,” multiples of 10.0x to 12.5x, based on Centerview’s experience and professional judgment, to Pandora’s estimated forward Adjusted EBITDA as of December 31, 2025, as provided by Pandora’s management based on Pandora Scenario 1a Forecasts. Centerview then (i) added the estimated value of the tax benefits from Pandora’s net operating loss carryforwards, as of June 30, 2018, and (ii) subtracted from the foregoing results (A) the value of Pandora’s net debt (calculated as the face value of long-term debt minus cash and cash equivalents) and (B) minority interests, each as of June 30, 2018, as reflected in public filings of Pandora. Centerview divided the result of the foregoing calculations by the number of fully diluted outstanding shares of Pandora common stock as of September 21, 2018 to derive a range of implied values per share of Pandora common stock of $4.50 to $7.00, rounded to the nearest $0.25. Centerview then compared this range to the Implied Consideration Value of $10.05.

In performing this analysis based on the Pandora Scenario 2 Forecasts, Centerview calculated a range of illustrative equity values for Pandora by discounting to present value as of June 30, 2018, using discount rates ranging from 9.50% to 11.50% (reflecting Centerview’s analysis of Pandora’s weighted average cost of capital in Centerview’s professional judgment): (a) the forecasted unlevered after-tax free cash flows of Pandora over the period beginning June 30, 2018 and ending December 31, 2025, as reflected in the Pandora Scenario 2 Forecasts and the assumptions provided by Pandora’s management, and (b) a range of illustrative terminal values of Pandora, calculated by Centerview applying a range of illustrative enterprise value to Adjusted EBITDA multiples of 10.5x to 13.0x, based on Centerview’s experience and professional judgment, to Pandora’s estimated forward Adjusted EBITDA as of December 31, 2025, as provided by Pandora’s management based on Pandora Forecasts—Scenario 2. Centerview then (i) added the estimated value of the tax benefits from Pandora’s net operating loss carryforwards, as of June 30, 2018, and (ii) subtracted from the foregoing results (A) the value of Pandora’s net debt (calculated as the face value of long-term debt minus cash and cash equivalents) and (B) minority interests, each as of June 30, 2018, as reflected in public filings of Pandora. Centerview divided the result of the foregoing calculations by the number of fully diluted outstanding shares of Pandora common stock as of September 21, 2018 to derive a range of implied values per share of Pandora common stock of $8.50 to $11.75, rounded to the nearest $0.25. Centerview then compared this range to the Implied Consideration Value of $10.05.

Other Factors

Centerview also reviewed and considered other factors, which were not considered part of its financial analysis in connection with rendering its opinion, but were referenced for informational purposes, including, among other things, the following:

•	trading prices for the Pandora common stock during the 52 week period ended September 21, 2018, which ranged from $4.13 to $9.97;
•	publicly available stock price targets of selected research analysts for Pandora common stock, which indicated stock price targets of $7.00 to $13.00 per share;
•

Illustrative Present Value of Future Share Price Analysis of Pandora on an EV / Adjusted EBITDA Multiple Basis. Centerview performed an illustrative analysis of the implied present value of the future price per share of Pandora common stock based on an EV / NTM Adjusted EBITDA multiple (based on the Pandora Scenario 1a Forecasts and the Pandora Scenario 2 Forecasts, respectively):

o

In calculating the implied present value of future share price of Pandora common stock based on the Pandora Scenario 1a Forecasts, Centerview first calculated a range of implied enterprise values of Pandora at the end of year 2024 by multiplying the estimated NTM Adjusted EBITDA of Pandora (as indicated in the Pandora Scenario 1a Forecasts) at the end of year 2024 by an NTM Adjusted EBITDA multiple range of 10.0x to 12.5x, based on Centerview’s experience and professional judgment. Centerview then calculated a range of implied equity values of Pandora at the end of year 2024 by (i) adding the estimated value of the tax benefits from Pandora’s net operating loss carryforwards at the end of year 2024, and (ii) subtracting the estimated net debt of Pandora at the end of year 2024 from the implied enterprise values. Centerview then divided the implied equity values by the total number of outstanding shares of Pandora common stock on a fully diluted basis. Centerview then discounted those implied values to June 30, 2018 by using an equity discount rate equal to 11.5%, reflecting Centerview’s analysis of Pandora’s cost of equity. The analysis resulted in a range of implied present values of one share of Pandora common stock as of June 30, 2018 equal to $5.65 to $6.70; and

o

In calculating the implied present value of future share price of Pandora common stock based on the Pandora Scenario 2 Forecasts, Centerview first calculated a range of implied enterprise values of Pandora at the end of year 2024 by multiplying the estimated NTM Adjusted EBITDA of Pandora (as indicated in the Pandora Scenario 2 Forecasts) at the end of year 2024 by an NTM Adjusted EBITDA multiple range of 10.5x to 13.0x, based on Centerview’s experience and professional judgment. Centerview then calculated a range of implied equity values of Pandora at the end of year 2024 by (i) adding the estimated value of the tax benefits from Pandora’s net operating loss carryforwards at the end of year 2024, and (ii) subtracting the estimated net debt of Pandora at the end of year 2024 from the implied enterprise values. Centerview then divided the implied equity values by the total number of outstanding shares of Pandora common stock on a fully diluted basis. Centerview then discounted those implied values to June 30, 2018 by using an equity discount rate equal to 11.5%, reflecting Centerview’s analysis of Pandora’s cost of equity. The analysis resulted in a range of implied present values of one share of Pandora common stock as of June 30, 2018 equal to $8.56 to $9.94;
•

Illustrative Present Value of Future Share Price Analysis of Pandora on an EV / Revenue Multiple Basis. Centerview performed an illustrative analysis of the implied present value of the future price per share of Pandora common stock based on EV / NTM Revenue multiple (based on the Pandora Scenario 1a Forecasts and the Pandora Scenario 2 Forecasts, respectively):

o

In calculating the implied present value of future share price of Pandora common stock based on the Pandora Scenario 1a Forecasts, Centerview first applied EV / NTM Revenue multiples of 1.50x and 1.75x, respectively, based on Centerview’s experience and professional judgment, to Pandora’s NTM Revenue at the end of year 2020, 2021 and 2022 of $2.07 billion, $2.28 billion and $2.46 billion, respectively, in each case, as provided by Pandora. Centerview then calculated the implied equity values of Pandora at the end of each such year by (i) adding the estimated value of the tax benefits from Pandora’s net operating loss carryforwards at the end of each such year, and (ii) subtracting the estimated net debt of Pandora at the end of each such year from the applicable implied enterprise value. Centerview then divided the applicable equity values by the total number of outstanding shares of Pandora common stock on a fully diluted basis at the end of each such year. Centerview then discounted those implied values to June 30, 2018 by using an equity discount rate equal to 11.5%, reflecting Centerview’s analysis of Pandora’s cost of equity. The analysis resulted in a range of implied present values of one share of Pandora common stock as of June 30, 2018 equal to $6.27 to $7.55; and

o

In calculating the implied present value of future share price of Pandora common stock based on the Pandora Scenario 2 Forecasts, Centerview first applied EV / NTM Revenue multiples of 1.75x and 2.00x, respectively, based on Centerview’s experience and professional judgment, to Pandora’s NTM Revenue at the end of year 2020, 2021 and 2022 of $2.38 billion, $2.69 billion and $2.98 billion, respectively, in each case, as provided by Pandora. Centerview then calculated the implied equity values of Pandora at the end of each such year by (i) adding the estimated value of the tax benefits from Pandora’s net operating loss carryforwards at the end of each such year, and (ii) subtracting the estimated net debt of Pandora at the end of each such year from the applicable implied enterprise value. Centerview then divided the applicable equity values by the total number of outstanding shares of Pandora common stock on a fully diluted basis at the end of each such year. Centerview then discounted those implied values to June 30, 2018 by using an equity discount rate equal to 11.5%, reflecting Centerview’s analysis of Pandora’s cost of equity. The analysis resulted in a range of implied present values of one share of Pandora common stock as of June 30, 2018 equal to $9.02 to $10.43; and

•

Illustrative Future Share Price Analysis of Sirius XM Pro Forma for the transactions on an EV / Adjusted EBITDA Multiple Basis. Centerview performed an illustrative analysis of the implied future price per share of Sirius XM common stock pro forma for the transactions based on EV / NTM Adjusted EBITDA multiple (based on both the Sirius XM Public Forecasts and the Pandora Scenario 1a Forecasts and the Pandora Scenario 2 Forecasts, respectively) and assuming, at the direction of Pandora’s management, approximately $50 million run-rate Synergies to be phased in over two years after the closing of the transactions:

o

In calculating the illustrative future share price of Sirius XM common stock based on the Sirius XM Public Forecasts and the Pandora Scenario 1a Forecasts, Centerview first applied EV / NTM Adjusted EBITDA multiples of 17.4x and 18.4x, respectively, based on Centerview’s experience and professional judgment, to Sirius XM’s NTM pro forma Adjusted EBITDA at the end of year 2018, 2019, 2020 and 2021 (in each case, as indicated in the Sirius XM Public Forecasts and the Pandora Scenario 1a Forecasts).

Centerview then calculated the implied pro forma equity values of Sirius XM at the end of each such year by (i) adding the estimated value of the tax benefits from Sirius XM’s pro forma net operating loss carryforwards at the end of each such year, and (ii) subtracting the estimated pro forma net debt of Sirius XM at the end of each such year from the applicable implied enterprise value. Centerview then divided the applicable equity values by the total number of pro forma outstanding shares of Sirius XM common stock on a fully diluted basis. The analysis resulted in a range of illustrative future pro forma Sirius XM share prices of $6.14 to $10.53, implying illustrative future value to Pandora shareholders of $8.84 to $15.16 at the exchange ratio. Centerview compared these implied future pro forma per share values for Pandora shareholders to a range of $7.06 to $10.88 per share based on an illustrative analysis of the implied value of the future price per share of Pandora common stock based on an EV / NTM Revenue multiple basis; and

o

In calculating the illustrative future share price of Sirius XM common stock based on the Sirius XM Public Forecasts and the Pandora Scenario 2 Forecasts, Centerview first applied EV / NTM Adjusted EBITDA multiples of 17.4x and 18.4x, respectively, based on Centerview’s experience and professional judgment, to Sirius XM’s NTM pro forma Adjusted EBITDA at the end of year 2018, 2019, 2020 and 2021 (in each case, as indicated in the Sirius XM Public Forecasts and the Pandora Scenario 2 Forecasts). Centerview then calculated the implied pro forma equity values of Sirius XM at the end of each such year by (i) adding the estimated value of the tax benefits from Sirius XM’s pro forma net operating loss carryforwards at the end of each such year, and (ii) subtracting the estimated pro forma net debt of Sirius XM at the end of each such year from the applicable implied enterprise value. Centerview then divided the applicable equity values by the total number of pro forma outstanding shares of Sirius XM common stock on a fully diluted basis. The analysis resulted in a range of illustrative future pro forma Sirius XM share prices of $6.17 to $10.83, implying illustrative future value to Pandora shareholders of $8.88 to $15.60 at the exchange ratio. Centerview compared these implied future pro forma per share values for Pandora shareholders compared to a range of $9.01 to $15.26 per share based on an illustrative analysis of the implied value of the future price per share of Pandora common stock based on an EV / NTM Revenue multiple basis.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Pandora board of directors in its evaluation of the transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Pandora board of directors or management with respect to the exchange ratio or as to whether the Pandora board of directors would have been willing to determine that a different consideration was fair. The consideration for the transactions was determined through arm’s-length negotiations between Pandora and Sirius XM and was approved by the Pandora board of directors. Centerview provided advice to Pandora during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Pandora or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview was engaged to provide financial advisory services to Pandora from time to time, including in connection with Sirius XM’s preferred equity investment in Pandora, Pandora’s sale of its Ticketfly business to Eventbrite and Pandora’s ongoing review of strategic alternatives, and Centerview has received compensation of approximately $21 million from Pandora for such services. In the two years prior to the date of its written opinion, Centerview was not engaged to provide financial advisory or other services to Sirius XM or Merger Sub, and Centerview did not receive compensation from Sirius XM. Centerview may provide investment banking and other services to or with respect to Pandora or Sirius XM or their respective affiliates in the future, for which Centerview may receive compensation. Certain of (i) Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Pandora, Sirius XM, or any of their respective affiliates, or any other party that may be involved in the transactions.

As disclosed to the Pandora board of directors prior to entry into its engagement letter with respect to the transactions, Centerview also acted as financial advisor to the special committee of the board of directors of HSN, Inc. in connection with HSN, Inc.’s sale to Liberty Interactive Corporation (now known as Qurate Retail, Inc.), an entity in which the Chairman of the Board of Liberty Media also holds a large voting interest. In connection with such transaction, Centerview orally advised Liberty Interactive Corporation that, to the extent Centerview was to be engaged in the future to provide investment banking advisory services to Liberty Interactive Corporation or certain entities controlled by it, Centerview would provide, depending on the circumstances, a credit of up to $5,000,000 toward such engagement. The foregoing discussion did not include any commitment or agreement by Liberty Interactive Corporation or any other entity to hire Centerview for future work or any commitment or agreement by Centerview to provide any future investment banking advisory services to Liberty Interactive Corporation or any other entity.

The Pandora board of directors selected Centerview as its financial advisor in connection with the transactions based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions.

In connection with Centerview’s services as the financial advisor to the Pandora board of directors, Pandora has agreed to pay Centerview an aggregate fee that is estimated, based on the information available as of the date of announcement, to be $21 million, $3 million of which is payable upon the earlier of (i) the consummation of the transactions and (ii) the 13-month anniversary of the execution of the merger agreement, and the remainder of which is payable contingent upon consummation of the transactions. In addition, Pandora has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Opinion of LionTree Advisors LLC

On September 23, 2018, at a meeting of the Pandora board of directors, LionTree rendered an oral opinion to the Pandora board of directors (which was subsequently confirmed in writing by delivery of LionTree’s written opinion dated September 23, 2018) as to the fairness, from a financial point of view, as of such date, of the exchange ratio to the holders of Pandora common stock (other than the excluded parties), based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by LionTree in preparing its opinion.

LionTree’s opinion was provided to the Pandora board of directors and only addressed the fairness, from a financial point of view, of the exchange ratio to the holders of Pandora common stock (other than the excluded parties) (without giving effect to any impact of the transactions on any particular stockholder of Pandora other than in its capacity as a holder of Pandora common stock). The summary of LionTree’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus and incorporated herein by reference, and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by LionTree in preparing its opinion. However, neither LionTree’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus constitute a recommendation to any holder of Pandora common stock as to how such stockholder should vote or act on any matter relating to the transactions or any other matter.

In arriving at its opinion, LionTree, among other things:

•	reviewed a draft, dated September 23, 2018, of the merger agreement;
•	reviewed certain publicly available business and financial information relating to Pandora and Sirius XM;
•

reviewed certain historical financial information and other data relating to Pandora that were provided to LionTree by the management of Pandora, approved for LionTree’s use by Pandora, and not publicly available;

•

reviewed certain internal financial forecasts, estimates, and other data relating to the business and financial prospects of Pandora that were provided to LionTree by the management of Pandora, approved for LionTree’s use by Pandora, and not publicly available, including financial forecasts and estimates for the fiscal years ending December 31, 2018 through December 31, 2025, prepared by the management of Pandora;

•	conducted discussions with members of the senior management of Pandora concerning the business, operations, historical financial results, and financial prospects of Pandora and the transactions;
•	conducted limited discussions with members of the senior management of Sirius XM concerning near term financial prospects of Sirius XM;
•	reviewed current and historical market prices of Pandora common stock and Sirius XM common stock;
•	reviewed certain publicly available financial and stock market data with respect to certain other companies;
•	reviewed and compared data regarding the premiums paid in certain other transactions;
•	reviewed certain financial performance data of Pandora and compared that data with similar data for certain other companies; and
•	conducted such other financial studies, analyses and investigations, and considered such other information, as LionTree deemed necessary or appropriate.

In connection with LionTree’s review, with Pandora’s consent, LionTree assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to, discussed with, or reviewed by LionTree for the purpose of its opinion. In addition, with Pandora’s consent, LionTree did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Pandora or Sirius XM, or any of their respective subsidiaries, nor was LionTree furnished with any such evaluation or appraisal. Pandora’s management provided to LionTree Pandora Scenario 1a Forecasts and Pandora Scenario 2 Forecasts (which forecasts are summarized in the section entitled “The Transactions—Certain Financial Forecasts” and which we refer to collectively as the “forecasts”). LionTree assumed, with Pandora’s consent (and based on advice of the management of Pandora), that the forecasts have been reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of Pandora as to the future financial performance of Pandora and its subsidiaries and will be achieved at the times and in the amounts projected. LionTree expressed no opinion with respect to such forecasts. LionTree assumed, with Pandora’s consent, that the transactions will have the tax consequences contemplated by the merger agreement. LionTree’s opinion did not address any legal, regulatory, taxation, or accounting matters, and LionTree assumed the accuracy and veracity of all assessments made by Pandora’s professional advisors with respect to such matters. LionTree’s opinion is necessarily based on economic, monetary, market, and other conditions as in effect on, and the information available to LionTree as of, the date of its opinion and LionTree’s opinion speaks only as of the date thereof.

In rendering its opinion, LionTree assumed, with Pandora’s consent, that except as would not be in any way meaningful to LionTree’s analysis: (a) the final executed form of the merger agreement would not differ from the draft that LionTree reviewed, (b) the representations and warranties of the parties to the merger agreement were true and correct, (c) the parties to the merger agreement will comply with and perform all covenants and agreements required to be complied with or performed by such parties under the merger agreement, and (d) the transactions will be consummated in accordance with the terms of the merger agreement without any waiver or amendment of any term or condition thereof. LionTree also assumed, with Pandora’s consent, that all governmental, regulatory or other third-party consents and approvals necessary for the consummation of the transactions or otherwise contemplated by the merger agreement will be obtained without any adverse effect on Pandora, Sirius XM, or on the expected benefits of the transactions in any way meaningful to LionTree’s analysis.

LionTree’s opinion was provided for the information and assistance of the Pandora board of directors (in its capacity as such) in connection with its evaluation of the transactions, and does not constitute a recommendation to any holder of Pandora common stock as to how such stockholder should vote or act with respect to the transactions or any other matter.

LionTree’s opinion did not address Pandora’s underlying business decision to engage in the transactions or any related transaction, the relative merits of the transactions or any related transaction as compared to other business strategies or transactions that might be available to Pandora, or whether the consideration to be received by the holders of Pandora common stock pursuant to the merger agreement represents the best price obtainable. In connection with its engagement, LionTree did not negotiate the exchange ratio or any other matter with Sirius XM or its representatives on behalf of Pandora, and LionTree was not asked to, and did not, solicit interest from other parties prior to the date of its opinion with respect to an acquisition of, or other business combination with, Pandora or any other alternative transaction. LionTree expressed no view as to, and its opinion does not address, the solvency of Pandora or any other entity under any state, federal, or other laws relating to bankruptcy, insolvency, or similar matters. LionTree’s opinion addressed only the fairness, from a financial point of view, of the exchange ratio as of the date of the merger agreement, to the holders of Pandora common stock (other than the excluded parties). LionTree was not asked to, nor did LionTree, offer any opinion as to the terms (other than the exchange ratio to the extent expressly specified therein) of the merger agreement or the form of the transactions or any related transaction (including any agreement or transaction between any excluded party and Pandora or between any excluded party and Sirius XM), including the fairness of the transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Pandora, Sirius XM, or any of their respective affiliates. LionTree was not asked to, nor did LionTree, offer any opinion with respect to the fair market value of Pandora, Sirius XM, the Pandora common stock, or the Sirius XM common stock. In addition, LionTree expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the transactions, any excluded parties, or any class of such persons, whether relative to the exchange ratio or otherwise. LionTree expressed no opinion as to what the value of the Sirius XM common stock will be when issued pursuant to the transactions or the prices at which the shares of Sirius XM common stock or Pandora common stock will trade at any time.

In rendering its opinion to the Pandora board of directors, LionTree performed a variety of analyses, including those described below. The summary of LionTree’s analyses is not a complete description of the analyses underlying LionTree’s opinion. The preparation of a fairness opinion involves various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. Consequently, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. LionTree arrived at its opinion based on the results of all analyses undertaken by it, assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, LionTree believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the process underlying LionTree’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, LionTree considered general business, economic, industry, regulatory and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. LionTree’s analyses involved judgments and assumptions with regard to general business, economic, industry, regulatory and market conditions, financial and otherwise, and other matters, many of which are beyond the control of the parties to the merger agreement, such as the impact of competition on the business of the parties and on the industry generally, industry growth and the absence of any material change in the financial condition and prospects of the parties or the proposed transactions, and an evaluation of the results of those analyses is not entirely mathematical. LionTree believes that mathematical derivations (such as determining mean and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments, and informed assumptions. The estimates contained in the forecasts and the implied reference range values indicated by LionTree’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. Additionally, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the parties. Much of the information used in, and accordingly the results of, LionTree’s analyses are inherently subject to substantial uncertainty.

LionTree’s opinion was provided to the Pandora board of directors in connection with its evaluation of the transactions and was only one of many factors considered by the Pandora board of directors in evaluating the transactions. Neither LionTree’s opinion nor its analyses were determinative of the consideration selected for the transactions or of the views of the Pandora board of directors or Pandora’s management with respect to their decision to pursue the transactions or the consideration to be paid thereunder. The type and amount of consideration payable in the transactions were determined through negotiation between Pandora and Sirius XM and the decision to enter into the merger agreement was solely that of the Pandora board of directors. LionTree did not recommend any specific type or amount of consideration to Pandora or the Pandora board of directors, nor did it recommend that any specific type or amount of consideration constituted the only appropriate consideration for the transactions.

The following is a summary of the material analyses performed by LionTree in connection with LionTree’s presentation to the Pandora board of directors and opinion rendered on September 23, 2018. The order of the analyses does not represent relative importance or weight given to those analyses by LionTree. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of LionTree’s analyses.

For purposes of its analyses, LionTree reviewed a number of financial and operating metrics, including:

•

equity value, calculated as the value of the relevant company’s outstanding equity securities (taking into account its shares outstanding, outstanding restricted stock awards, and outstanding vested and unvested options, warrants, and other in-the-money convertible securities, based on the treasury stock method), based on the relevant company’s closing stock price;

•

enterprise value (which we refer to as EV), calculated as the relevant company’s equity value plus net debt (calculated as outstanding indebtedness, out-of-the-money convertible securities, preferred stock, and capital lease obligations minus the amount of cash and cash equivalents on its balance sheet) plus the value of interests of others in majority (but not wholly-owned) subsidiaries, or minority interests, minus the value of interests in entities for which the relevant company owns less than 50% of the equity, or associates, as of a specified date; and

•	EBITDA, calculated as the relevant company’s earnings before interest, taxes, depreciation and amortization, adjusted to exclude stock-based compensation expense (unless otherwise indicated).

Unless the context indicates otherwise, EVs and equity values derived from the selected companies analyses described below were calculated using the closing price of Pandora common stock, Sirius XM common stock, and the common equity of the selected publicly traded companies listed below as of market close on September 21, 2018. Accordingly, this information may not reflect current or future market conditions.

In addition, unless the context indicates otherwise, per share amounts for Pandora common stock and Sirius XM common stock were calculated on a fully diluted basis using the treasury stock method, taking into account outstanding restricted stock awards and outstanding vested and unvested options and other in-the-money convertible securities.

Financial Analyses

Implied Value of the Merger Consideration. LionTree calculated an implied value of $10.05 for each share of Pandora common stock reflected by the exchange ratio, by multiplying the closing price per share of Sirius XM common stock of $6.98 on September 21, 2018, the last completed trading day before LionTree delivered its opinion to the Pandora board of directors, by 1.44. The closing price per share of Pandora common stock was $9.09 on September 21, 2018.

Historical Exchange Ratio Analysis. LionTree reviewed the historical trading prices for Pandora common stock and Sirius XM common stock for the two year period ended September 21, 2018, and analyzed the exchange ratio compared to the relative values of Pandora common stock and Sirius XM common stock. This analysis resulted in the following:

Historical Date or Period	Average Exchange Ratio during Period
September 21, 2018	1.302x
1-Month	1.275x
3-Months	1.187x
6-Months	1.067x
1-Year	1.023x
2-Years	1.647x

DCF Analysis for Pandora on a Stand-Alone Basis. LionTree performed a discounted cash flow (which we refer to as DCF) analysis of Pandora by calculating the estimated net present value of the unlevered, after-tax free cash flows that Pandora was forecasted to generate through the fiscal year ending December 31, 2025 (which we refer to as FY 2025) for each of the Pandora Scenario 1a Forecasts and the Pandora Scenario 2 Forecasts.

Scenario 1a Forecasts

For the DCF analysis with respect to the Pandora Scenario 1a Forecasts, LionTree calculated terminal values for Pandora by applying a range of terminal value multiples of 9.5x to 11.5x to Pandora’s estimated EBITDA for FY 2025 based on the Pandora Scenario 1a Forecasts (which analysis implied exit terminal year EBITDA (including stock based compensation expense) multiples of 11.7x to 14.2x). These terminal value multiple estimates were derived by LionTree utilizing its professional judgment and experience, taking into account, among other things, estimated operational metrics for Pandora based on the Pandora Scenario 1a Forecasts and the operational metrics and EBITDA multiples for selected publicly traded companies. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 9.00% to 10.50%, reflecting estimates of Pandora’s weighted average cost of capital (which we refer to as WACC). In each case, LionTree included the estimated net present value (which we refer to as NPV) of Pandora’s net operating losses (which we refer to as NOLs) of $179.4 million as calculated and provided by Pandora’s management using a cost of equity of 10.5%. LionTree then subtracted from the range of implied enterprise values Pandora’s net debt to derive a range of implied equity values for Pandora. LionTree divided the range of implied equity values it derived by the number of fully diluted outstanding shares of Pandora common stock as of September 21, 2018. Using the Pandora Scenario 1a Forecasts, the DCF analysis indicated a standalone implied per share equity value reference range of $5.53 to $7.81 for the Pandora common stock.

Scenario 2 Forecasts

For the DCF analysis with respect to the Pandora Scenario 2 Forecasts, LionTree calculated terminal values for Pandora by applying a range of terminal value multiples of 10.0x to 12.0x to Pandora’s estimated EBITDA for FY 2025 based on the Pandora Scenario 2 Forecasts (which analysis implied exit terminal year EBITDA (including stock based compensation expense) multiples of 11.7x to 14.1x). These terminal value multiple estimates were derived by LionTree utilizing its professional judgment and experience, taking into account, among other things, estimated operational metrics for Pandora based on the Pandora Scenario 2 Forecasts and the operational metrics and EBITDA multiples for selected publicly traded companies. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 9.00% to 10.50%, reflecting estimates of Pandora’s WACC. In each case, LionTree included the estimated NPV of Pandora’s NOLs of $194.0 million as calculated and provided by Pandora’s management using a cost of equity of 10.5%. LionTree then subtracted from the range of implied enterprise values Pandora’s net debt to derive a range of implied equity values for Pandora. LionTree divided the range of implied equity values it derived by the number of fully diluted outstanding shares of Pandora common stock as of September 21, 2018. Using the Pandora Scenario 2 Forecasts, the DCF analysis indicated a standalone implied per share equity value reference range of $9.41 to $12.22 for the Pandora common stock.

Selected Publicly Traded Companies Analysis for Pandora. Using publicly available information, LionTree compared selected financial data of Pandora to corresponding financial data for the following publicly traded companies in the subcategories described below:

Satellite Radio

•	Sirius XM Holdings Inc.

Digital Music

•	Spotify Technology S.A.

Terrestrial Radio

•	Entercom Communications Corp.
•	Townsquare Media, Inc.

Internet

•	Alphabet Inc.
•	eBay Inc.
•	Expedia Group, Inc.
•	Facebook, Inc.
•	Groupon Inc.
•	Netflix, Inc.
•	Roku, Inc.
•	TripAdvisor, Inc.
•	Twitter, Inc.
•	Yelp Inc.

Although none of the selected companies is directly comparable to Pandora, the companies included were chosen because they are publicly traded companies with operations that for purposes of this analysis may, in certain respects, be considered similar to certain operations of Pandora. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Pandora.

Using publicly available information, for each of the selected companies, LionTree calculated valuation multiples, including (a) EV as a multiple of sales for the last reported twelve-month (which we refer to as LTM) period and estimated 2018 and 2019 sales (with respect to estimates, based on consensus equity research analyst estimates), (b) EV as a multiple of EBITDA for the LTM period, and for estimated 2018 and 2019 EBITDA (with respect to estimates, based on consensus equity research analyst estimates), (c) EV as a multiple of EBITDA for the LTM period (adjusted to include stock based compensation expense), and (d) share price as a multiple of estimated 2018 earnings per share (which we refer to as EPS) and estimated 2019 EPS (based on consensus equity research analyst estimates).

The multiples of the selected companies were compared to the corresponding multiples of Pandora derived from (a) the Pandora Scenario 1a Forecasts and Pandora Scenario 2 Forecasts, and (b the Pandora Scenario 1a Forecasts and Pandora Scenario 2 Forecasts, in each case adjusted to include the NPV of Pandora’s NOLs of $179.4 million and $194.0 million, respectively, as calculated and provided by Pandora’s management using a cost of equity of 10.5%. LionTree noted that Pandora’s EBITDA and EPS multiples were negative or uncharacteristically high because the forecasts included no profitability in the fiscal year ending December 31, 2018 and limited profitability in the fiscal year ending December 31, 2019, whereas the majority of the selected companies had meaningful EBITDA and EPS multiples because of significant estimated profitability in such periods (based on consensus equity research analyst estimates).

The multiples for each selected company in the Satellite Radio, Digital Music, Terrestrial Radio and Internet subcategories, the low, high and median multiples for the selected companies in the

Internet subcategory, and the multiples for Pandora (at its closing price as of September 21, 2018) are set forth below:

Selected Companies	EV / LTM Sales		EV / 2018E Sales		EV / 2019E Sales		EV / LTM EBITDA		EV / 2018E EBITDA		EV / 2019E EBITDA		EV / (EBITDA— SBC)		Price / 2018E EPS		Price / 2019E EPS
Satellite Radio
Sirius XM Holdings Inc.	6.70	x	6.50	x	6.14	x	17.3	x	17.1	x	15.9	x	18.4	x	28.3	x	25.3	x
Sirius XM Holdings Inc. (Adj. for NPV of NOLs)(1)	6.65	x	6.45	x	6.10	x	17.1	x	17.0	x	15.7	x	18.3	x	28.3	x	25.3	x
Digital Music
Spotify(2)	5.66	x	4.98	x	3.87	x	n.m.		n.m.		n.m.		n.m.		n.m.		n.m.
Terrestrial Radio
Entercom	1.86	x	1.88	x	1.87	x	6.9	x	7.6	x	7.5	x	7.2	x	6.5	x	6.0	x
Townsquare Media	1.75	x	1.72	x	1.70	x	7.9	x	7.7	x	7.6	x	8.0	x	9.2	x	9.0	x
Internet
Alphabet Inc.	5.89	x	5.32	x	4.46	x	15.6	x	14.5	x	12.0	x	19.1	x	26.3	x	24.7	x
eBay Inc.	3.48	x	3.24	x	3.01	x	9.9	x	9.7	x	9.1	x	11.6	x	19.5	x	16.7	x
Expedia Group, Inc.	1.95	x	1.85	x	1.66	x	12.3	x	11.0	x	9.6	x	13.5	x	30.9	x	24.9	x
Facebook, Inc.	9.12	x	7.94	x	6.36	x	14.1	x	13.2	x	11.2	x	16.1	x	20.6	x	18.0	x
Groupon Inc.	0.68	x	0.71	x	0.70	x	7.2	x	6.6	x	6.0	x	10.2	x	19.1	x	15.5	x
Netflix, Inc.(2)	12.08	x	10.58	x	8.50	x	n.m.		n.m.		n.m.		n.m.		n.m.		n.m.
Roku, Inc.(2)	14.77	x	12.41	x	9.20	x	n.m.		n.m.		n.m.		n.m.		n.m.		n.m.
TripAdvisor, Inc.	4.18	x	4.02	x	3.70	x	19.0	x	17.6	x	16.0	x	27.8	x	35.2	x	31.3	x
Twitter, Inc.	7.50	x	6.95	x	6.13	x	19.8	x	18.9	x	16.1	x	30.3	x	47.7	x	35.9	x
Yelp Inc.	4.33	x	4.03	x	3.44	x	23.8	x	20.4	x	15.8	x	69.4	x	53.7	x	47.5	x
Low (Internet only)	0.68	x	0.71	x	0.70	x	7.2	x	6.6	x	6.0	x	10.2	x	19.1	x	15.5	x
High (Internet only)	14.77	x	12.41	x	9.20	x	23.8	x	20.4	x	16.1	x	69.4	x	53.7	x	47.5	x
Median (Internet only)	5.11	x	4.68	x	4.08	x	14.9	x	13.8	x	11.6	x	17.6	x	28.6	x	24.8	x
Pandora(2)(3)
Pandora Scenario 1a Forecasts	2.15	x	2.04	x	1.82	x	n.m.		n.m.		n.m.		n.m.		n.m.		n.m.
Pandora Scenario 2 Forecasts	2.15	x	2.04	x	1.74	x	n.m.		n.m.		n.m.		n.m.		n.m.		n.m.
Pandora Scenario 1a Forecasts (Adj. for NPV of NOLs)(1)	2.03	x	1.92	x	1.72	x	n.m.		n.m.		n.m.		n.m.		n.m.		n.m.
Pandora Scenario 2 Forecasts (Adj. for NPV of NOLs)(1)	2.02	x	1.91	x	1.63	x	n.m.		n.m.		n.m.		n.m.		n.m.		n.m.

(1)	Included for reference purposes only.
(2)	Excludes negative or uncharacteristically high EBITDA and EPS multiples resulting from negative or limited profitability.
(3)

Based on the closing price per share of Pandora common stock on September 21, 2018. EV (adjusted for the NPV of NOLs) as a multiple of sales based on the implied value for each share of Pandora common stock reflecting the exchange ratio are set forth below:

	EV / LTM Sales	EV / 2018E Sales	EV / 2019E Sales
Pandora Scenario 1a Forecasts (Adj. for NPV of NOLs)	2.23x	2.11x	1.89x
Pandora Scenario 2 Forecasts (Adj. for NPV of NOLs)	2.23x	2.10x	1.80x

Analyst Price Target Analysis for Sirius XM. LionTree reviewed share price targets for shares of Sirius XM common stock prepared and published by 12 equity research analysts and known to LionTree as of September 21, 2018. The share price targets for Sirius XM common stock ranged from $5.00 to $8.50 per share and the average share price target for Sirius XM common stock was $6.95 per share compared to the closing price per share of Sirius XM common stock of $6.98 on September 21, 2018. The share price targets published by equity research analysts do not necessarily reflect current market trading prices for Sirius XM common stock and these estimates are subject to uncertainties, including future financial performance of Sirius XM and future market conditions.

Stock Liquidity Analysis for Sirius XM. LionTree used publicly available information to review Sirius XM’s average daily common stock trading activity for the 5 day, 30 day and 90 day periods ending September 21, 2018. During those periods, Sirius XM’s daily average common stock trading activity ranged from approximately 13.8 million shares to approximately 20.9 million shares per day. Based on an estimated 457.8 million shares of Sirius XM common stock to be issued in connection with the transactions, the analysis indicated that it would take between approximately 22 and 33 trading days to sell all of the shares of Sirius XM common stock issued to the holders of Pandora common stock on a combined basis.

Earnings Performance History Analysis for Sirius XM. LionTree used publicly available information to compare Sirius XM’s quarterly sales for the period beginning on July 1, 2015 and ending on June 30, 2018 to the average estimated quarterly sales of Sirius XM prepared and reported by equity research analysts over the same period. The analysis indicated that Sirius XM’s actual sales results over the period outperformed estimates of equity research analysts by 0.8%. In addition, LionTree used publicly available information to compare Sirius XM’s quarterly EBITDA for the period beginning on July 1, 2015 and ending on June 30, 2018 to the average estimated quarterly EBITDA of Sirius XM prepared and reported by equity research analysts over the same period. The analysis indicated that Sirius XM’s actual EBITDA results over the period outperformed estimates of equity research analysts by 2.6%.

Other Matters

The Pandora board of directors selected LionTree as its financial advisor because LionTree is an internationally recognized investment banking firm that has substantial experience in transactions similar to these transactions, and because of its significant prior experience with the industries in which Pandora and Sirius XM operate. Pursuant to its engagement letter, Pandora will pay LionTree $4.0 million for its services which, subject to the following sentence, is contingent upon the consummation of the transactions. Pandora paid LionTree $2.0 million in connection with LionTree’s delivery of its fairness opinion, which will be credited against the fee described in the preceding sentence upon the closing of the transactions. In addition, Pandora may pay LionTree an additional fee in its sole discretion in connection with the consummation of the transactions. Pandora has also agreed to reimburse LionTree for certain expenses and to indemnify LionTree, its affiliates, and certain related parties against certain liabilities and expenses.

LionTree and its affiliates have provided investment banking services and capital markets services to affiliates of Sirius XM and their related entities or entities in which such affiliates or related entities have a significant direct or indirect interest, unrelated to the proposed transactions, for which LionTree and its affiliates received, and may receive, compensation, including having acted as (a) financial advisor to Charter Communications, Inc., Liberty Global plc, Lions Gate Entertainment Corp., Live Nation Entertainment, Inc. and Starz in connection with a number of transactions and (b) co-manager in connection with certain debt offerings of such entities (including Charter Communications, Inc. and Live Nation Entertainment, Inc.). In the past two years, LionTree has received approximately $30.4 million in compensation in the aggregate for services provided to affiliates of Sirius XM and their related entities or entities in which such affiliates or related entities have a significant direct or indirect interest. LionTree and its affiliates may in the future provide such services to Pandora, Sirius XM, their respective affiliates and their related entities or entities in which they have a significant direct or indirect interest, and expect to receive fees for the rendering of these services. In addition, from time to time, John C. Malone, who has significant ownership in Liberty Media, which in turn owns approximately 72.7% of the outstanding Sirius XM common stock as of December 17, 2018, the last practicable date before the filing of this proxy statement/prospectus, and Greg Maffei, who is Chairman of Pandora and Chairman of Sirius XM, have invested in, or alongside with, investment vehicles established by one or more of LionTree’s affiliates. One or more of LionTree’s affiliates may establish investment vehicles in the future in which affiliates of Sirius XM may invest. In connection with the bankruptcy proceedings of iHeart Media, Inc., in which Liberty Media owns certain debt securities, LionTree and its affiliates have been engaged to act as a special financial advisor to iHeart Media, Inc. for which LionTree and its affiliates may receive compensation. In the ordinary course of business, certain of LionTree’s employees and affiliates may hold or trade, for their own accounts and the accounts of their investors, securities of Pandora and Sirius XM and, accordingly, may at any time hold a long or short position in such securities. In the past two years, LionTree has not received any compensation for services provided to Pandora, excluding compensation paid or to be paid to LionTree pursuant to its engagement in connection with the transactions as described in the preceding paragraph.

The Sirius XM Board of Directors’ Reasons for the Transactions

The Sirius XM board of directors determined that the merger agreement and the transactions contemplated thereby, are advisable and in the best interests of Sirius XM and its stockholders. In reaching this conclusion, the Sirius XM board of directors consulted with Sirius XM’s management and its legal and financial advisors, and considered a variety of factors, including the material factors described below.

In reaching its conclusion that the merger agreement and the transactions contemplated thereby, including the transactions, are advisable and in the best interest of Sirius XM and its stockholders, the Sirius XM board of directors considered a number of factors that it believes support its determination, including (not necessarily in order of importance):

•	the expectation that the transactions will enhance the long-term equity value for Sirius XM stockholders;
•

the in-depth knowledge of Pandora’s business, operations, financial condition and prospects developed by Sirius XM as an investor in Pandora and through its three seats on the Pandora board of directors;

•	the current and prospective business climate in which Pandora operates and will continue to operate following the completion of the transactions;
•	the opportunity to improve the competitive position of Sirius XM relative to other participants in the industry in which Sirius XM and Pandora operate;
•	the expectation of realizing meaningful synergy opportunities;
•

the opportunity to pursue integration opportunities to enable the combined company to operate more efficiently, fund innovation and enhance customer value (including by leveraging Sirius XM’s exclusive content and programming with Pandora’s free ad-supported and subscription tiers and to expand capabilities across both ad-supported subscription services, in and out of the vehicle);

•	the belief that the integration of Pandora can be completed in a timely and efficient manner with minimal disruption to employees; and
•

the likelihood that the transactions will be completed, including after consideration of, among other things, (i) antitrust laws and the risks related to certain conditions and requirements that may be imposed by such regulatory authorities to obtain the necessary approvals and clearances, and (ii) the likelihood of the Pandora stockholders approving the merger agreement proposal.

The Sirius XM board of directors also considered a number of uncertainties, risks and other potentially negative factors in its deliberations concerning the merger agreement and the transactions contemplated thereby. These factors include (not necessarily in order of importance):

•

Sirius XM’s and Pandora’s respective management has committed time and resources to matters relating to the transactions that could otherwise have been devoted to pursuing other beneficial opportunities;

•	Sirius XM and Pandora may experience negative reactions from the financial markets, including negative impacts on their respective stock prices, or from their respective customers and employees;
•	Sirius XM and Pandora may have reputational harm due to the adverse perception of any failure to successfully complete the transactions;
•

the substantial costs to be incurred by Sirius XM in connection with the transactions and the merger agreement, regardless of whether the transactions are consummated, and the impact of such costs on Sirius XM’s financial position;

•	the fact that not all of the conditions to completion of the transactions, including the receipt of the approval of the Pandora stockholders and regulatory approvals, are within the parties’ control;
•

the risk that the pendency of the transactions could result in the disruption of Sirius XM’s and Pandora’s respective business, including the possible diversion of management and employee attention away from day-to-day operations and potential adverse effects on Sirius XM’s and Pandora’s business relationships;

•	the risk that the benefits expected to be obtained following the completion of the transactions may not be fully or timely realized; and

•	the other risks described in the sections entitled “Risk Factors” beginning on page 19 and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 26.

After considering the positive and negative factors described above, the Sirius XM board of directors determined that the anticipated benefits of the transactions outweighed the risks and costs and approved the merger agreement and the transactions contemplated thereby.

The foregoing discussion summarizes the material information and factors considered by the Sirius XM board of directors in its consideration of the merger agreement and the transactions contemplated thereby. The Sirius XM board of directors reached the unanimous decision to approve the merger agreement and the transactions contemplated thereby in light of the factors described above and other factors that each member of the Sirius XM board of directors felt were appropriate. In view of the variety of factors and the quality and amount of information considered, the Sirius XM board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Individual members of the Sirius XM board of directors may have given different weights to different factors.

This explanation of Sirius XM’s reasons for the merger agreement and the transactions, and other information presented in this section is forward-looking in nature and, accordingly, should be read in light of the factors described under “Risk Factors” beginning on page 19 and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 26.

Interests of Pandora’s Directors and Executive Officers in the Transactions

Members of the Pandora board of directors and Pandora’s executive officers have various interests in the transactions that may be in addition to, or different from, the interests of Pandora’s stockholders. You should keep this in mind when considering the recommendation of the Pandora board of directors “FOR” the adoption of the merger agreement. The members of the Pandora board of directors were aware of these interests and considered them at the time that the Pandora board of directors (other than Messrs. Frear, Maffei and Meyer, who did not participate in any deliberations regarding the transactions) approved the merger agreement and in making their recommendation that Pandora stockholders adopt the merger agreement. These interests are described below.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions, as well as those described in the footnotes to the table in the section titled “—Golden Parachute Compensation” below, were used:

•

the relevant per share equity award consideration is $9.27, which is the average closing market price per share of Pandora common stock as quoted on the NYSE over the first five business days following the first public announcement of the transactions on September 24, 2018;

•	the effective time is October 19, 2018, which is the assumed date of the effective time of the transactions solely for purposes of the disclosure in this section (the “assumed effective time”);

•

the employment of each executive officer of Pandora is terminated without “cause” or due to the executive officer’s resignation for “good reason” (as each such term is defined in the relevant plan(s) and/or agreement(s)), in each case, immediately following the assumed effective time; and

•	all outstanding and unvested Pandora performance awards are cancelled without payment based on the assumed per share equity award consideration of $9.27.

Treatment of Outstanding Equity Awards

As described in more detail under “The Merger Agreement—Treatment of Pandora Stock-Based Awards” beginning on page 95, at the closing of the transactions, in general, all outstanding Pandora stock-based awards, including stock options and RSU awards, will convert into equity awards with respect to Sirius XM common stock. All such awards that are then unvested will continue to vest following the effective time in accordance with the terms, time-vesting schedule, exercise conditions, settlement date and other provisions applicable to such award as of immediately prior to the transactions. The vesting of such awards will accelerate on a termination of the executive officer’s employment without “cause” or by the executive officer for “good reason” during the twelve month period (or eighteen month period in the case of Pandora’s chief executive officer) following the effective time pursuant to the terms of the Pandora Media, Inc. Executive Severance and Change of Control Policy, which we refer to as the executive severance policy, described below. Stock options with a per-share exercise price that is equal to or greater than the merger consideration closing value will be cancelled without payment at the closing of the transactions. In addition, if the per-share merger consideration closing value is less than $20.00, then outstanding and unvested Pandora performance awards will also be cancelled without payment at the closing of the transactions.

Treatment of Outstanding Equity Awards—Summary Tables

Non-Employee Directors

The following table sets forth the outstanding RSU awards held by each of Pandora’s non-employee directors as of the assumed effective time and the estimated value of such awards. Under the terms of the outstanding RSU award agreements held by Pandora’s non-employee directors, the outstanding RSUs will vest upon the earlier to occur of (i) May 21, 2019, (ii) the date of the 2019 Annual Meeting of Stockholders of Pandora and (iii) a change of control. Depending on when the effective time occurs, certain of these equity awards may vest and/or be cancelled, in each case, prior to the actual effective time in accordance with their terms and independent of the occurrence of the transactions. All share numbers have been rounded to the nearest whole number.

Non-Employee Director Equity Summary Table

Non-Employee Directors	Number of RSUs (#)(1)	Value of RSUs ($)(1)
Roger Faxon	39,293	364,246
David J. Frear	39,293	364,246
Jason Hirschhorn	39,293	364,246
Timothy Leiweke	39,293	364,246
Michael M. Lynton	39,293	364,246
Gregory B. Maffei	39,293	364,246
James E. Meyer	39,293	364,246
Mickie Rosen	39,293	364,246

(1)

Pursuant to the terms of the underlying award agreements, upon a change of control, the unvested RSU awards held by Pandora’s non-employee directors will vest in full. The amounts reported as the value of RSUs represent the number of shares of common stock subject to the Pandora RSU award multiplied by $9.27, which is the average closing market price per share of

Pandora common stock as quoted on the NYSE over the first five business days following the first public announcement of the transactions on September 24, 2018.

Executive Officers

The following table sets forth the outstanding vested stock option awards held by each of Pandora’s executive officers as of the assumed effective time and the estimated value of such stock options. No executive officer held any other vested equity awards as of the assumed effective time. All share numbers have been rounded to the nearest whole number.

Executive Officer Vested Equity Awards Summary Table

Executive Officers	Number of Vested Stock Options (#)(1)	Value of Vested Stock Options ($)(1)
Roger Lynch*	322,062	347,827
Naveen Chopra	75,718	—
Stephen Bené	27,916	—
David Gerbitz	81,666	—
Aimée Lapic	—	—
Christopher Phillips	33,750	—
Kristen Robinson	75,366	—
John Trimble	231,813	76,488

*	Also a director of Pandora.
(1)

At the effective time, each outstanding vested stock option will be assumed and converted into a stock option to purchase the number of shares of Sirius XM common stock (rounded down to the nearest whole share) determined by multiplying (i) the number of shares of New Holding Company common stock subject to the Pandora stock option as of immediately prior to the effective time by (ii) the exchange ratio, at an exercise price per share of Sirius XM common stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the per share exercise price for the shares subject to such Pandora stock option as of immediately prior to the effective time by (y) the exchange ratio, with each converted Sirius XM stock option subject to the same vesting schedule and exercise conditions as in effect as of immediately prior to the closing of the transactions; provided, that, each Pandora stock option that is outstanding as of immediately prior to the effective time and has an exercise price per share that is equal to or greater than the merger consideration closing value will be cancelled without payment at the closing of the transactions. The amounts reported as the value of stock options represent (i) the number of shares of common stock subject to vested Pandora stock options multiplied by $9.27, which is the average closing market price per share of Pandora common stock as quoted on the NYSE over the first five business days following the first public announcement of the transactions on September 24, 2018, less (ii) the aggregate exercise price with respect to such vested options.

The following table sets forth the unvested stock options, RSUs, and performance awards held by such executive officer as of the assumed effective time and the estimated value of such awards. Under the terms of the executive severance policy, in the event of a termination without cause or due to good reason within twelve months following a change of control (eighteen months in the case of Pandora’s Chief Executive Officer) the executive officer’s outstanding equity awards will accelerate in full, subject to any specific vesting treatment provided for in a performance-based award agreement. Depending on when the effective time occurs, certain of these equity awards may vest, be exercised and/or cancelled, in each case, prior to the actual effective time in accordance with their terms and independent of the occurrence of the transactions. All share numbers have been rounded to the nearest whole number.

Executive Officer Unvested Equity Awards Summary Table

Executive Officers	Number of Unvested Stock Options (#)(1)	Value of Unvested Stock Options ($)(1)	Number of RSUs (#)(2)	Value of RSUs ($)(2)	Number of Performance Awards (#)(3)	Value of Performance Awards ($)(3)	Estimated Total Value of Unvested Equity Awards ($)
Roger Lynch*	2,368,013	6,727,740	510,169	4,729,267	—	—	11,457,007
Naveen Chopra	308,570	818,320	771,518	7,151,972	—	—	7,970,292
Stephen Bené	136,084	411,280	424,368	3,933,891	150,000	—	4,345,171
David Gerbitz	147,334	525,760	466,014	4,319,950	175,000	—	4,845,710
Aimée Lapic	172,000	729,280	499,002	4,625,749	—	—	5,355,029
Christopher Phillips	199,250	644,480	559,925	5,190,505	200,000	—	5,834,985
Kristen Robinson	113,334	381,600	404,993	3,754,285	150,000	—	4,135,885
John Trimble	185,250	585,120	553,787	5,133,605	200,000	—	5,718,725

*	Also a director of Pandora.
(1)

At the effective time, each unvested stock option will be assumed and converted into a stock option to purchase the number of shares of Sirius XM common stock (rounded down to the nearest whole share) determined by multiplying (i) the number of shares of New Holding Company common stock subject to the Pandora stock option as of immediately prior to the effective time by (ii) the exchange ratio, at an exercise price per share of Sirius XM common stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the per share exercise price for the shares subject to such Pandora stock option as of immediately prior to the effective time by (y) the exchange ratio, with each converted Sirius XM stock option subject to the same vesting schedule and exercise conditions as in effect as of immediately prior to the closing of the transactions; provided, that, each Pandora stock option that is outstanding as of immediately prior to the effective time and has an exercise price per share that is equal to or greater than the merger consideration closing value will be cancelled without payment at the closing of the transactions. As discussed further below, under the terms of the executive severance policy, unvested options will accelerate in full upon a qualifying termination of employment following a change of control. The amounts reported as the value of stock options represent (i) the number of shares of common stock subject to unvested Pandora stock options multiplied by $9.27, which is the average closing market price per share of Pandora common stock as quoted on the NYSE over the first five business days following the first public announcement of the transactions on September 24, 2018, less (ii) the aggregate exercise price with respect to such unvested options.

(2)

As of the effective time, each outstanding and unvested RSU award will be assumed and converted into the right to receive a number of shares of Sirius XM common stock (rounded down to the nearest whole share) determined by multiplying (i) the number of shares of New Holding Company common stock subject to the Pandora RSU award as of immediately prior to the effective time by (ii) the exchange ratio, with each converted Sirius XM RSU subject to the same vesting schedule and settlement date as in effect as of immediately prior to the closing of the transactions. As discussed further below, under the terms of the executive severance policy, RSUs will accelerate in full upon a qualifying termination of employment following a change of control. The amounts reported as the value of RSUs represent the number of shares of common stock subject to the Pandora RSU award multiplied by $9.27, which is the average closing market price per share of Pandora common stock as quoted on the NYSE over the first five business days following the first public announcement of the transactions on September 24, 2018.

(3)

At the effective time, each outstanding Pandora performance award will be cancelled by Pandora without payment pursuant to the terms of the merger agreement and the terms of the applicable award agreement.

Change of Control Severance Benefits for Executive Officers

Pandora maintains an executive severance policy pursuant to which each executive officer is entitled to certain payments and benefits in the event of a qualifying termination of employment, whether or not in connection with a change of control. Severance payments under the executive severance policy are enhanced if the qualifying termination occurs within a specified time period following a change of control. The severance benefits under the executive severance policy are in lieu of any severance benefits payable to an executive officer under any other existing arrangement he or she may have with Pandora.

Under the executive severance policy, each executive officer of Pandora will become eligible, subject to his or her continued compliance with confidentiality obligations and the execution and non-revocation of a general release of claims in favor of Pandora, to the following termination payments and benefits if his or her employment with Pandora is terminated (i) by Pandora for any reason other than “cause” or (ii) by the executive officer for “good reason” (each as defined in the executive severance policy), in each case, within twelve months (or, in the case of Mr. Lynch, eighteen months) after a change of control:

•

a lump sum cash payment in an amount equal to (i) twelve times (or, in the case of Mr. Lynch, eighteen times) the executive officer’s monthly base salary plus (ii) the executive officer’s annual target bonus for the year of termination (including the executive officer’s 2018 supplemental bonus);

•

reimbursement for the monthly cost of maintaining health benefits for the executive officer (and the executive officer’s spouse and dependents) under Pandora’s group health plan for a period of twelve months (or, in the case of Mr. Lynch, eighteen months) following termination of employment, to the extent the executive officer elects continued health coverage under COBRA;

•

accelerated vesting of any outstanding equity awards held by the executive officer as of the date of termination, subject to any specific vesting treatment provided for in a performance-based award agreement;

•	outplacement and career continuation services for up to three months following the date of termination; and
•	the extension of the post-termination exercise period of outstanding stock options to twelve months following the date of termination, if the executive officer so elects.

The executive severance policy contains a “Section 280G contingent cutback” provision, which provides that, if the total payments to the executive officer under the executive severance policy would exceed the applicable threshold under Section 280G of the Code, then those payments will be reduced to the applicable Section 280G threshold to avoid the imposition of excise taxes under Section 4999 of the Code in the event, and only to the extent, such reduction would result in a better after-tax result for the executive officer.

Under the executive severance policy, “cause” generally means: (i) a willful failure or a refusal to comply in any material respect with the reasonable policies, standards or regulations of Pandora, provided that, Pandora provides the executive officer a 15 day cure period to remedy such failure or refusal; (ii) unprofessional, unethical or fraudulent conduct or conduct that materially discredits Pandora or is materially detrimental to the reputation, character or standing of Pandora; (iii) dishonest conduct or a deliberate attempt to do an injury to Pandora; (iv) an executive officer’s material breach of the executive severance policy or any breach of confidentiality or proprietary information agreements with Pandora, including, without limitation, theft of Pandora’s proprietary information; (v) an unlawful or criminal act which reflects badly, or would, if known, reflect badly on Pandora, in the reasonable judgment of the Pandora board of directors; or (vi) repeated absence from work without an approved leave, resulting in a job abandonment.

Under the executive severance policy, in connection with a change of control, “good reason” generally means the executive officer’s resignation from employment after the occurrence of one of the following events without the executive officer’s consent: (i) a material reduction of the executive officer’s base salary or target annual incentive bonus; (ii) any requirement by Pandora (or its successor) that the executive officer engage in any illegal or unethical conduct, after the executive officer has given Pandora 30 days’ notice and opportunity to cure; (iii) Pandora’s failure to fully cure within 30 days any material breach by Pandora of the executive severance policy or of any other material agreement between the executive officer and Pandora, in each case which the executive officer has notified the Pandora board of directors in writing; (iv) a relocation of the executive officer’s principal place of employment by more than 50 miles; or (v) a material reduction in the executive officer’s duties and responsibilities provided that in any event, the executive officer notifies Pandora of the event constituting “good reason” within 90 days and gives Pandora 30 days to cure (to the extent capable of cure), and then the executive officer resigns within 30 days thereafter.

For illustrative purposes only, based on the assumptions described above under “—Certain Assumptions,” it is currently estimated that Pandora’s executive officers would be entitled to receive, in the aggregate, approximately $6,128,119 in cash severance benefits under the executive severance policy. See the section titled “—Golden Parachute Compensation” below for an estimate of the amounts that would become payable to each of Pandora’s named executive officers under the executive severance policy.

New Employment Arrangements

As of the date of this proxy statement/prospectus, none of Pandora’s executive officers has entered into any agreement, arrangement or understanding with Sirius XM or any of its subsidiaries regarding employment with, or the right to purchase equity of, Sirius XM. Although no such agreement, arrangement or understanding exists as of the date of this proxy statement/prospectus, representatives of Sirius XM and certain of Pandora’s executive officers have engaged in discussions regarding terms of their potential employment at Pandora following the completion of the transactions, and certain of Pandora’s executive officers may, prior to the completion of the transactions, enter into new arrangements with Sirius XM or its subsidiaries regarding employment with, or the right to purchase equity of, Sirius XM or certain of its subsidiaries.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, members of the Pandora board of directors and executive officers of Pandora will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the transactions. See the section entitled “The Merger Agreement—Indemnification and Insurance” on page 108.

Golden Parachute Compensation

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of compensation that each named executive officer could receive that is based on or otherwise relates to the transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the transaction-related compensation payable to Pandora’s named executive officers. For additional details regarding the terms of the payments and benefits described below, see the discussion above. This transaction-related compensation is subject to a non-binding advisory vote of Pandora stockholders, as set forth in Proposal 2: The Advisory Compensation Proposal. See the section entitled “Proposal 2: The Advisory Compensation Proposal” beginning on page 33.

The amounts set forth below are estimates of amounts that would be payable to the named executive officers using the assumptions described above under “—Certain Assumptions.” These estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus. Some of the assumptions are based on information not currently available, and as a result the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. All dollar amounts set forth below have been rounded to the nearest whole number.

Golden Parachute Payments(1)

Name	Cash ($)(2)	Equity ($)(3)	Pension/ NQDC(4)	Perquisites/ Benefits ($)(5)	Tax Reimbursement(6)	Other	Total
Roger Lynch
Chief Executive Officer and President	1,172,671	11,457,007	—	29,110	—	—	12,658,788
Naveen Chopra
Chief Financial Officer	833,277	7,970,292	—	21,368	—	—	8,824,937
Aimée Lapic
Chief Marketing Officer	698,667	5,355,029	—	21,368	—	—	6,075,064
Christopher Phillips
Chief Product Officer	788,477	5,834,985	—	30,307	—	—	6,653,769
John Trimble
Chief Revenue Officer	696,363	5,718,725	—	30,144	—	—	6,445,232
Tim Westergren(7)
Former Chief Executive Officer	—	—	—	—	—	—	—
Michael Herring(7)
Former President and Chief Financial Officer	—	—	—	—	—	—	—

(1)

All amounts reflected in the table are attributable to “double-trigger” arrangements (i.e., the amounts are triggered by the change of control that will occur upon completion of the transactions and payment is conditioned upon the named executive officer’s qualifying termination of employment within twelve months (or, in the case of Mr. Lynch, eighteen months) following the change of control).

(2)

Amounts reflect cash severance benefits under the executive severance policy that would be payable in a lump sum, assuming a termination of employment by Pandora without cause or by the named executive officer for good reason within twelve months (or, in the case of Mr. Lynch, eighteen months) following a change of control, and subject in each case to the named executive officer’s continuing compliance with confidentiality obligations and the execution and non-revocation of a general release of claims in favor of Pandora, as follows: (i) twelve times (or, in the case of Mr. Lynch, eighteen times) the named executive officer’s monthly base salary (Mr. Lynch, $975,000, Mr. Chopra, $490,000, Ms. Lapic, $450,000, Mr. Phillips, $475,000, and Mr. Trimble, $475,000) and (ii) the named executive officer’s annual target bonus and supplemental bonus for 2018 (Mr. Lynch, $197,671, Mr. Chopra, $343,277, Ms. Lapic, $248,667, Mr. Phillips, $313,477, and Mr. Trimble, $221,363).

(3)

Amounts reflect the acceleration value of the unvested equity awards held by each named executive officer, which will be assumed by Sirius XM in connection with the transactions held by each of the named executive officers, which assumption and conversion will occur as described in more detail above in the section entitled “—Treatment of Outstanding Equity Awards”, and are subject to “double-trigger” acceleration as described below.

Double Trigger Equity Acceleration

Pursuant to the terms of the executive severance policy, subject in each case to the named executive officer’s continuing compliance with confidentiality obligations and the execution and non-revocation of a general release of claims in favor of Pandora, in the event a named executive officer’s employment is terminated by Pandora for any reason other than cause or by the named executive officer for good reason in each case, within twelve months (or, in the case of Mr. Lynch, eighteen months) after a change of control, each named executive officer is entitled to full vesting of any outstanding equity awards held by the named executive officer as of the date of termination, subject to any specific vesting treatment provided for in a performance-based award agreement.

Named Executive Officers	Number of Unvested Stock Options (#)	Value of Unvested Stock Options ($)	Number of RSUs (#)	Value of RSUs ($)	Number of Performance Awards (#)	Value of Performance Awards ($)	Estimated Value of Unvested Equity Awards ($)
Roger Lynch	2,368,013	6,727,740	510,169	4,729,267	—	—	11,457,007
Naveen Chopra	308,570	818,320	771,518	7,151,972	—	—	7,970,292
Aimée Lapic	172,000	729,280	499,002	4,625,749	—	—	5,355,029
Christopher Phillips	199,250	644,480	559,925	5,190,505	200,000	—	5,834,985
John Trimble	185,250	585,120	553,787	5,133,605	200,000	—	5,718,725
Tim Westergren	—	—	—	—	—	—	—
Michael Herring	—	—	—	—	—	—	—
(4)

As of the assumed effective time, none of Pandora’s named executive officers participate in or have account balances in a qualified or non-qualified defined benefit plan or a non-qualified deferred compensation plan sponsored or maintained by Pandora.

(5)

Amounts reflect payments, as provided for under the executive severance policy, in respect of (i) reimbursements for the monthly cost of maintaining health benefits under COBRA for the named executive officer under Pandora’s group health plan, based on the insurance premiums in effect as of the assumed effective time, for a period of twelve months (or, in the case of Mr. Lynch, eighteen months) following termination of employment (Mr. Lynch, $24,110, Mr. Chopra, $16,368, Ms. Lapic, $16,368, Mr. Phillips, $25,307, and Mr. Trimble, $25,144) and (ii) the estimated cost of outplacement and career continuation services for up to three months following termination of employment ($5,000 for each of Mr. Lynch, Mr. Chopra, Ms. Lapic, Mr. Phillips, and Mr. Trimble).

(6)

None of the named executive officers are eligible to receive a tax reimbursement based on or otherwise related to the transactions. The executive severance policy provides that the change of control benefits payable to the named executive officers are subject to reduction to avoid the imposition of excise taxes under Section 4999 of the Code in the event such reduction would result in a better after-tax result for the named executive officer. The amounts above do not reflect any possible reductions under that provision.

(7)

Per the SEC executive compensation disclosure rules, this individual is a named executive officer of Pandora with respect to 2017. Because this named executive officer separated from Pandora and ceased having any outstanding equity awards prior to the assumed effective time, this named executive officer will not receive any transaction-related compensation in connection with the transactions.

Litigation Related to the Transactions

Eight putative class action lawsuits challenging the transactions have been filed to date on behalf of a putative class consisting of Pandora stockholders, one of which has been dismissed without prejudice. One individual lawsuit challenging the transactions has been filed to date on behalf of an individual Pandora stockholder.

Six lawsuits have been filed in the United States District Court for the Northern District of California: (i) Kapela v. Pandora Media, Inc., et al. (Case Number 4:18-cv-06847), filed on November 12, 2018 (which we refer to as the Kapela matter); (ii) Knapp v. Pandora Media, Inc., et al. (Case Number 4:18-cv-06927), filed on November 15, 2018 (which we refer to as the Knapp matter); (iii) Gallant v. Pandora Media, Inc., et al. (Case Number 4:18-cv-06974), filed on November 16, 2018 (which we refer to as the Gallant matter); (iv) Thompson v. Pandora Media, Inc., et al. (Case Number 4:18-cv-06973), filed on November 16, 2018 (which we refer to as the Thompson matter); (v) Dawson v. Pandora Media, Inc., et al. (Case Number 4:18-cv-07001), filed on November 19, 2018 (which we refer to as the Dawson matter) and (vi) Raul v. Pandora Media, Inc., et al. (Case Number 3:18-cv-07167), filed on November 27, 2018 (which we refer to as the Raul matter).

Two lawsuits have been filed in the United States District Court for the District of Delaware: (i) Sciabacucchi v. Pandora Media, Inc., et al. (Case Number 1:18-cv-01807), filed on November 15, 2018 (which we refer to as the Sciabacucchi matter); and (ii) Staab v. Pandora Media, Inc., et al. (Case Number 1:18-cv-01830), filed on November 20, 2018 (which we refer to as the Staab matter) (collectively, which we refer to as the remaining lawsuits).

One matter was filed on November 8, 2018 in the Superior Court of California for the County of Alameda: Richard Irvin v. Pandora Media, Inc., et al. (Case Number RG18927947) (which we refer to as the Irvin matter). The Irvin matter has been dismissed without prejudice.

The Kapela matter, Sciabacucchi matter and Dawson matter each name Pandora, Sirius XM, Merger Sub and the Pandora directors as defendants. The Knapp matter, Thompson matter, Gallant matter, Staab matter and Raul matter each name Pandora and the Pandora directors as defendants. Each of the lawsuits, except for the Gallant matter, is brought by a purported holder or holders of Pandora common stock, both individually and on behalf of a putative class of Pandora stockholders. The Gallant matter is brought by an individual holder of Pandora common stock. The remaining lawsuits generally allege, among other things, violations of Section 14(a) and 20(a) of the Exchange Act in connection with disclosure related to the transactions in this proxy statement/prospectus. The Kapela matter also alleges that the Pandora directors breached their fiduciary duties to Pandora stockholders by agreeing to a transaction with inadequate and unfair consideration and pursuant to an inadequate and unfair process and allege that Pandora, Sirius XM and Merger Sub aided and abetted the Pandora directors in the breach of their fiduciary duties. The remaining lawsuits seek, in general, (i) injunctive relief enjoining, preliminarily and permanently, the transactions, (ii) in the event that the transactions are consummated, rescission or an award of rescissory damages, (iii) an award of plaintiffs’ costs, including fees and expenses of attorneys and experts and (iv) additional disclosure related to the transactions in this proxy statement/prospectus.

The courts have not acted on any of the remaining lawsuits, and no relief has been granted on these remaining lawsuits as of this time. The defendants believe that the remaining lawsuits are without merit and intend to defend against them vigorously.

Material U.S. Federal Income Tax Consequences

The following discussion sets forth the material U.S. federal income tax consequences of the transactions to U.S. Holders (as defined below) of Pandora common stock, and, subject to the qualifications, assumptions and limitations contained herein, represents the opinion of Simpson Thacher & Bartlett LLP, counsel to Sirius XM, and Sidley Austin LLP, counsel to Pandora. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or under the Foreign Account Tax Compliance Act (Sections 1471 through 1474 of the Code, the Treasury regulations and administrative guidance thereunder or any intergovernmental agreement entered into in connection therewith), nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These authorities may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those U.S. Holders of Pandora common stock that hold their shares of Pandora common stock and will hold their shares of the New Holding Company common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;
•	a tax-exempt organization;
•	a real estate investment trust;
•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);
•	an insurance company;
•	a regulated investment company or a mutual fund;
•	a “controlled foreign corporation” or a “passive foreign investment company”;
•	a dealer or broker in stocks and securities, or currencies;
•	a trader in securities that elects mark-to-market treatment;
•	a holder of Pandora common stock subject to the alternative minimum tax provisions of the Code;
•	a holder of Pandora common stock that received Pandora common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;
•	a holder of Pandora common stock that has a functional currency other than the U.S. dollar;
•	a holder of Pandora common stock that holds Pandora common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;
•	a person that is not a U.S. Holder; or
•	a U.S. expatriate.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Pandora common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Pandora common stock, the U.S. federal income tax consequences of the transactions of a partner in such partnership (or owner of such entity) generally will depend on the status of the partner and the activities of the partnership (or entity). Any entity treated as a partnership for U.S. federal income tax purposes that holds Pandora common stock, and any partners in such partnership, should consult their own tax advisors with respect to the tax consequences of the transactions in their specific circumstances.

The tax consequences of the transactions will depend on your specific situation. You should consult with your own tax advisor as to the tax consequences of the transactions in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Tax Consequences of the Holding Company Merger, the Conversion, the Merger and the Sirius XM Radio Merger

The parties intend for each of (i) the holding company merger and the conversion, taken together, and (ii) the merger and the Sirius XM Radio merger, taken together, to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Pandora intends to obtain an opinion from Sidley Austin LLP, or another nationally recognized law firm, dated as of the closing date, to the effect that each of the holding company merger and the conversion, taken together, and the merger and the Sirius XM Radio merger, taken together, will in each case qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Sirius XM intends to obtain an opinion from Simpson Thacher & Bartlett LLP, or another nationally recognized law firm, dated as of the closing date, to the effect that each of the holding company merger and the conversion, taken together, and the merger and the Sirius XM Radio merger, taken together, will in each case qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Pandora and Sirius XM have agreed that if either of the opinions described above cannot be obtained (for example, because there has been a change in facts and circumstances, or because Sirius XM or Pandora is unable to make customary representations), the parties will restructure the transactions so that it will be treated for U.S. federal income tax purposes as a taxable stock sale by the Pandora stockholders. The opinions will be based on facts, representations, assumptions and limitations set forth or referred to in the opinions, including assumptions regarding the absence of changes in existing facts, and the truth and accuracy of certain representations and covenants made in representation letters (the “Representation Letters”) to be provided by Pandora and Sirius XM (the “Representations and Assumptions”) in connection with the consummation of the holding company merger, the conversion, the merger and the Sirius XM Radio merger. If any of the Representations and Assumptions is inaccurate in any way, or any of the covenants are not complied with, these opinions could be adversely affected. Neither of the opinions described above will be binding on the Internal Revenue Service or any court. Pandora and Sirius XM have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the transactions, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Based on the facts and representations set forth or referred to in the opinions included as exhibits to this proxy statement/prospectus filed with the SEC, and subject to the Representations and Assumptions (and the receipt of the Representation Letters) and the qualifications, assumptions and limitations stated in this proxy statement/prospectus, it is the opinion of Simpson Thacher and Bartlett LLP and Sidley Austin LLP that each of (i) the holding company merger and the conversion, taken together, and (ii) the merger and the Sirius XM Radio merger, taken together, will in each case constitute a “reorganization” within the meaning of Section 368(a) of the Code in which case, the material U.S. federal income tax consequences of the transactions will be as follows.

You will not recognize gain or loss upon exchanging your Pandora common stock for the New Holding Company common stock. The aggregate tax basis in the shares of the New Holding Company common stock that you receive in the holding company merger will equal your aggregate adjusted tax basis in the shares of Pandora common stock that you surrender. Your holding period for the shares of the New Holding Company common stock that you receive in the holding company merger will include your holding period for the shares of the Pandora common stock that you surrender.

You will not recognize gain or loss upon exchanging your New Holding Company common stock for Sirius XM common stock, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Sirius XM common stock. The aggregate tax basis in the shares of Sirius XM common stock that you receive pursuant to the merger (including any fractional share deemed received and sold as described below) will equal your aggregate adjusted tax basis in the shares of the New Holding Company common stock you surrender. Such aggregate adjusted tax basis will be allocated between the Sirius XM common stock you receive and any fractional share based on their relative fair market values. Your holding period for the shares of Sirius XM common stock that you receive pursuant to the merger (including any fractional share deemed received and sold as described below) will include your holding period for the shares of the New Holding Company common stock you surrender.

If you receive cash instead of a fractional share of Sirius XM common stock, you will be treated as having received the fractional share of Sirius XM common stock pursuant to the transactions and then as having sold that fractional share of Sirius XM common stock for cash. As a result, you will recognize gain or loss equal to the difference between the amount of cash received and the basis in your fractional share of Sirius XM common stock as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the closing date, the holding period for such fractional share (as described above) is greater than one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

If you acquired different blocks of Pandora common stock at different times or different prices, you should consult your tax advisor regarding the manner in which gain or loss should be determined in your specific circumstances.

Tax Consequences of the Alternative Transaction

In the event that Sirius XM and Pandora restructure the transactions to be treated as a taxable stock sale as noted above, you will receive Sirius XM common stock and cash in lieu of fractional shares in exchange for your Pandora common stock, and the material U.S. federal income tax consequences of the transaction will be as follows. Additionally, the parties will revise and recirculate this proxy statement/prospectus and the Pandora board of directors will resolicit approval of the Pandora stockholders in favor of the restructured transaction.

You will recognize gain or loss in an amount equal to the difference between (x) the fair market value of the Sirius XM common stock you receive plus the amount of cash you receive in lieu of fractional shares and (y) your adjusted tax basis in the shares of Pandora common stock you surrender. Gain or loss will be calculated separately for each block of Pandora common stock (generally shares acquired at the same cost in a single transaction) surrendered. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if your Pandora common stock has been held for more than one year at the time of the alternative transaction. Long-term capital gains of non-corporate U.S. Holders may be eligible for reduced rates of taxation. The deductibility of capital losses is limited. You generally will have an aggregate tax basis in the shares of Sirius XM common stock received equal to the fair market value of such shares as of the date such shares are received, and your holding period in such shares of Sirius XM common stock would begin on the day following the date of the restructured transaction.

Backup Withholding

If you are a non-corporate holder of Pandora common stock you may be subject, under certain circumstances, to backup withholding at a rate of 24% on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•

furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof acceptable to Sirius XM and the exchange agent that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

All holders of Pandora common stock are urged to consult their tax advisors with respect to the tax consequences of the transactions in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.

Antitrust Approvals Required for the Transactions

General

The transactions are subject to the expiration or termination of the waiting period (and any extensions thereof) under the HSR Act and the receipt of approvals under the competition laws of Germany and Austria. No other regulatory approvals are required for the transactions.

HSR Act

The transactions are subject to the requirements of the HSR Act, which provides that certain transactions may not be completed until required information and materials are furnished to the Antitrust Division of the Department of Justice, which we refer to as the DOJ, and the Federal Trade Commission, which we refer to as the FTC, and until certain waiting period requirements have been satisfied. Sirius XM’s ultimate parent entity and Pandora filed Notification and Report Forms with the DOJ and the FTC on October 18, 2018, which we refer to as the HSR Notification. As part of the parties’ continuing cooperation with the DOJ and in order to provide the DOJ with additional time for review, on November 19, 2018, Pandora and Sirius XM’s ultimate parent entity voluntarily withdrew their respective HSR Notifications and re-filed their respective HSR Notifications on November 21, 2018, which we refer to as the Refiled Notification. The waiting period under the HSR Act with respect to the Refiled Notification is scheduled to expire on December 21, 2018, unless extended by a request for further information or terminated earlier.

The DOJ, the FTC, state attorneys general and others may challenge the transactions on antitrust grounds after the expiration or termination of the applicable waiting period. Accordingly, at any time before or after the completion of the transactions, any of the DOJ, the FTC or others could take action under the antitrust laws, including seeking to enjoin the completion of the transactions or permitting completion subject to regulatory concessions or conditions. Neither Sirius XM nor Pandora believes that the transactions violate U.S. antitrust laws, but there can be no assurance that a challenge to the transactions on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Austria

The transactions are subject to the receipt of approval under the Austrian Cartel Act (Kartellgesetz), which provides that certain transactions may not be completed until required information and materials are furnished to the Federal Competition Authority (which we refer to as the FCA) and the Federal Cartel Prosecutor (which we refer together with the FCA to as the Official Parties), and until certain waiting period requirements have been satisfied. Sirius XM filed a merger notification with the FCA on October 18, 2018. The standard (Phase I) waiting period expired on November 15, 2018 at 11:59 p.m., Central European Time.

Germany

The transactions are subject to the receipt of approval under the competition law of Germany (German Act against Restraints of Competition), which provides that certain transactions may not be completed until required information and materials are furnished to the Federal Cartel Office, which we refer to as the FCO, and until certain waiting period requirements have been satisfied. Sirius XM filed a merger notification with the FCO on October 17, 2018. The standard (Phase I) waiting period expired on November 19, 2018 at 11:59 p.m., Central European Time.

Accounting Treatment

In accordance with current accounting guidance, the transactions will be accounted for as a business combination using the acquisition method of accounting. As a result, the recorded assets and liabilities of Sirius XM will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and the assets and liabilities of Pandora will be adjusted to fair value at the date of the closing of the transactions. In addition, all identified intangible assets will be recorded at fair value and included as part of the net assets acquired. To the extent that the purchase price, at fair value, exceeds the fair value of the net assets including identified intangible assets of Pandora on the date the transactions are completed, such amount will be reported as goodwill. In accordance with current accounting guidance, goodwill will not be amortized but will be evaluated for impairment annually. Identified finite life intangible assets will be amortized over their estimated lives. Further, the acquisition method of accounting will result in the operating results of Pandora being included in the operating results of Sirius XM beginning from the date of completion of the transactions.

Public Trading Markets

Sirius XM common stock is listed on NASDAQ under the symbol “SIRI.” Pandora common stock is listed on the NYSE under the symbol “P.” Upon completion of the transactions, Pandora common stock will be delisted from the NYSE and thereafter will be deregistered under the Exchange Act and Pandora will no longer be required to file periodic reports with the SEC with respect to the Pandora common stock. The Sirius XM common stock issuable in the transactions will be listed on NASDAQ.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement, a copy of which is attached to this document as Annex A and which is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We encourage you to carefully read the merger agreement in its entirety, as the rights and obligations of the parties thereto are governed by the express terms of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus.

Structure of the Transactions and Effect of the Transactions on Pandora’s Capital Stock

At the closing:

•

The holding company merger will be consummated and, as a result thereof, (i) each share of Pandora common stock (other than those owned by Pandora (including shares held as treasury stock or otherwise), which will be automatically cancelled and will cease to exist and no consideration will be delivered in exchange therefor) will be converted into one share of New Holding Company common stock and (ii) each share of Pandora preferred stock will be converted into one share of New Holding Company preferred stock, having the same terms and conditions as immediately prior to the effective time of the holding company merger;

o

all stock certificates which represented shares of Pandora common stock prior to the holding company merger and all shares of Pandora common stock held in book-entry form prior to the holding company merger will, in each case, following the holding company merger, represent the applicable shares of New Holding Company common stock into which such shares of Pandora common stock were converted;

•	immediately following the holding company merger, Pandora will be converted into a limited liability company (with its sole member being New Holding Company);
•

immediately following such conversion, the merger will be consummated and, as a result thereof, (i) each share of New Holding Company common stock (other than any shares of New Holding Company common stock held by any subsidiary of Sirius XM, which will remain issued and outstanding and unaffected by the merger) will be converted into the right to receive the merger consideration and (ii) each share of New Holding Company preferred stock will remain issued and outstanding and unaffected by the merger;

o

all stock certificates which represented shares of Pandora common stock prior to the holding company merger and all shares of Pandora common stock held in book-entry form prior to the holding company merger will, in each case, following the merger, cease to have any rights with respect thereto, except the right, subject to compliance with procedures set forth in the merger agreement, to receive the merger consideration with respect to the applicable shares of New Holding Company common stock into which such shares of Pandora common stock were converted; and

•

immediately following the merger, the Sirius XM Radio merger will be consummated, whereupon the separate existence of New Holding Company will cease and Pandora will become a wholly-owned subsidiary of Sirius XM Radio and, as a result thereof, (i) each share of Sirius XM Radio capital stock will remain issued and outstanding and unaffected by the Sirius XM Radio merger and (ii) each share of capital stock of New Holding Company (including the shares of New Holding Company preferred stock) will be cancelled for no consideration.

Certificate of Incorporation; Bylaws

Immediately prior to the holding company merger, the certificate of incorporation of New Holding Company will be amended and restated in its entirety to be the same (except for the name and incorporator of the company) as the certificate of incorporation of Pandora then in effect and the bylaws of New Holding Company will be amended and restated in its entirety to be the same

(except for the name and incorporator of the company) as the bylaws of Pandora then in effect. By virtue of the holding company merger, the certificate of incorporation of Pandora will be amended and restated so as to read in its entirety as set forth in Annex A of the merger agreement and the bylaws of Pandora will be amended and restated so as to read in its entirety as set forth in Annex B of the merger agreement.

Upon the conversion of Pandora to a limited liability company, Pandora and New Holding Company (as its sole member) will enter into a limited liability company agreement with customary terms for a single member, member-managed limited liability company with indemnity and exculpation provisions in accordance with the terms of the merger agreement.

By virtue of the merger, the certificate of incorporation of New Holding Company will be amended and restated so as to read in its entirety (except for the name and incorporator of the company) as set forth in Annex A of the merger agreement and the bylaws of New Holding Company will be amended and restated so as to read in its entirety (except for the name and incorporator of the company) as set forth in Annex B of the merger agreement.

There will be no change to the certificate of incorporation or bylaws of Sirius XM Radio as a result of the Sirius XM Radio merger.

Directors and Officers

The directors and officers of Pandora immediately prior to the holding company merger will be the directors and officers of Pandora after such merger until the conversion of Pandora to a limited liability company. The directors and officers of Pandora immediately prior to the holding company merger will be the directors and officers of New Holding Company after such merger until the Sirius XM Radio merger. The directors and officers of Sirius XM Radio immediately prior to the Sirius XM Radio merger will be the directors and officers of Sirius XM Radio immediately after the Sirius XM Radio merger, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

When the Transactions Will Close

Unless Sirius XM and Pandora agree on another date, the closing of the transactions will take place no later than the second business day following the satisfaction or waiver of the closing conditions set forth in the merger agreement (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction of such conditions or waiver of those conditions).

At the closing, Pandora will file with the Secretary of State of the State of Delaware a certificate of merger for the holding company merger, which will become effective at the time that such certificate has been filed or at such later time on the closing date as specified by Pandora and Sirius XM in such certificate. The conversion of Pandora into a limited liability company will be effected immediately following the effectiveness of the holding company merger by the filing of a certificate of conversion with the Secretary of State of the State of Delaware. The merger will be effected immediately following the effectiveness of the conversion of Pandora into a limited liability company by the filing of a certificate of merger for the merger with the Secretary of State of the State of Delaware. The Sirius XM Radio merger will be effected immediately following the effectiveness of the merger by the filing of a certificate of merger for the Sirius XM Radio merger with the Secretary of State of the State of Delaware.

Payment of Merger Consideration

Prior to the closing, Sirius XM will enter into an exchange agreement (which will be reasonably acceptable to Pandora) with Sirius XM’s transfer agent or another nationally recognized financial institution designated by Sirius XM and reasonably acceptable to Pandora, which we refer to as the exchange agent.

At the closing, Sirius XM will deposit or cause to be deposited with the exchange agent for the benefit of the holders of shares of New Holding Company common stock immediately after the holding company merger (who are the same as the holders of Pandora common stock immediately prior to such merger): (i) the number of shares of Sirius XM common stock (in book-entry form) issuable as merger consideration and (ii) an amount of cash sufficient to pay the aggregate cash in lieu of fractional shares of Sirius XM common stock.

The cash deposited with the exchange agent may be invested by the exchange agent as directed by Sirius XM; provided that no such investment or loss thereon will affect the amounts payable in connection with the transactions. If for any reason (including losses) the cash held by the exchange agent is insufficient to fully satisfy all of such cash payment obligations, Sirius XM will promptly deposit with the exchange agent the amount of cash required to fully satisfy such cash payment obligations.

The exchange agent will mail, as soon as reasonably practicable after the closing, to each holder of record of shares of Pandora common stock that were represented by a stock certificate immediately prior to the closing a letter of transmittal and instructions for use in effecting the surrender of such certificates in exchange for the merger consideration.

Any holder of shares of Pandora common stock that were registered in book-entry form immediately prior to the closing will not be required to deliver a stock certificate, executed letter of transmittal or other documents in order to receive the merger consideration that such holder is entitled to receive in respect of such shares (unless the exchange agent reasonably requires a letter of transmittal or other documents).

Until a former holder of shares of Pandora common stock properly surrenders its stock certificate(s) or exchanges its book-entry shares, as applicable, no dividends or other distributions with respect to Sirius XM common stock that such former holder of shares of Pandora common stock is entitled to receive as merger consideration will be paid to such former holder of shares of Pandora common stock. Upon the proper surrender of such certificate(s) or exchange of such book-entry shares, such former holder of shares of Pandora common stock will be entitled to receive any dividends or other distributions with respect to such shares of Sirius XM common stock with a record date after the closing and payment date prior to the time each such certificate was surrendered or such book-entry shares exchanged.

Fractional Shares

No fractional shares (or scrip representing fractional shares) of Sirius XM common stock will be issued in connection with the merger. Each holder of shares of Pandora common stock who would otherwise have been entitled to receive a fraction of a share of Sirius XM common stock (after aggregating all shares of Sirius XM common stock that such person is entitled to receive) will receive, in lieu of such fraction of a share, cash (without interest) in an amount determined by multiplying (i) such fraction of a share (rounded to the nearest one-thousandth when expressed in decimal form) by (ii) an amount equal to the average of the volume weighted average price per share, rounded to four decimal places (with amounts 0.00005 and above rounded up), of Sirius XM common stock on NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Sirius XM and Pandora) for the five consecutive trading day period that ends on the second complete trading day ending immediately prior to the date on which the closing occurs, which we refer to as the Sirius XM measurement price.

Treatment of Pandora Stock-Based Awards

At the effective time of the holding company merger, the Pandora stock options, the Pandora RSUs and the Pandora performance awards outstanding as of immediately prior thereto will be adjusted to give effect to the conversion of shares of Pandora common stock into shares of New Holding Company common stock and then the conversion of shares of New Holding Company common stock into shares of Sirius XM common stock as described above.

Stock Options

At the effective time of the merger, each Pandora stock option that is outstanding immediately prior to the closing will, without any further action on the part of any holder thereof, be assumed and converted into a converted Sirius XM option.

Each converted Sirius XM option will have the same vesting schedule and post-termination exercise period as the Pandora stock option as in effect as of immediately prior to the closing and will be subject to all of the material terms and conditions of the Pandora stock incentive plan under which the Pandora stock option was originally granted and the applicable grant agreement, to the extent administratively practicable. Notwithstanding the foregoing, each Pandora stock option that is (x) outstanding as of immediately prior to the closing and (y) has an exercise price per share that is equal to or greater than the product of the exchange ratio and the Sirius XM measurement price, which we refer to as the merger consideration closing value, will be cancelled without payment therefor and will have no further force or effect.

Restricted Stock Units

At the effective time of the merger, each Pandora RSU that is outstanding immediately prior to the closing, will, without any further action on the part of any holder thereof, be assumed and converted into a converted Sirius XM RSU.

Each converted Sirius XM RSU will have the same vesting schedule and settlement date as the Pandora RSU and will be subject to all of the material terms and conditions of the Pandora stock incentive plan under which the Pandora RSU was originally granted and the applicable grant agreement, to the extent administratively practicable.

Performance Awards

At the effective time of the merger, if the merger consideration closing value is less than $20.00 then, each Pandora performance award that is outstanding immediately prior to the closing will, without any further action on the part of any holder thereof, in accordance with the terms of the applicable grant agreement, be cancelled by Pandora and forfeited. If the merger consideration closing value equals or exceeds $20.00 then, each Pandora performance award that is outstanding immediately prior to the closing, will, without any further action on the part of any holder thereof, (x) be converted into a time-vesting award which will vest in accordance with the vesting schedule set forth in the applicable grant agreement and (y) be assumed and converted into a converted Sirius XM performance award. Each converted Sirius XM performance award will have the same time-vesting schedule and settlement date as the Pandora performance award and will be subject to all of the material terms and conditions of the Pandora stock incentive plan under which the Pandora RSU was originally granted and the applicable grant agreement, to the extent administratively practicable.

Employee Stock Purchase Plan

As of the date of the merger agreement, no new Offering Period (as defined in the Employee Stock Purchase Plan, which we refer to as the ESPP) or Purchase Period (as defined in the ESPP) will commence. Prior to the closing, Pandora will (x) cause any Purchase Period that would otherwise be outstanding at the closing, if any, to be terminated no later than one business day prior to the closing date; (y) make any pro rata adjustments that may be necessary to reflect the shortened Offering Period, but otherwise treat such shortened Offering Period as a fully effective and completed Purchase Period for all purposes pursuant to the ESPP; and (z) cause the exercise (as of no later than one business day prior to the closing date) of each outstanding purchase right pursuant to the ESPP. On such exercise date, if any, Pandora will apply the funds credited as of such date pursuant to the ESPP within each participant’s payroll withholding account to the purchase of whole shares of Pandora common stock in accordance with the terms of the ESPP and will cause the remaining accumulated but unused payroll deductions to be distributed to the relevant participants without interest as promptly as practicable following such exercise date. Shares of

Pandora common stock purchased under the ESPP will be converted to shares of Sirius XM common stock, as discussed above. Immediately prior to and effective as of the closing, Pandora will terminate the ESPP.

Registration of Converted Awards

Not later than the date on which the closing occurs, Sirius XM will have on file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Sirius XM common stock subject to the converted Sirius XM options, the converted Sirius XM RSUs and, if applicable, the converted Sirius XM performance awards and will distribute a prospectus relating to such registration statement.

Representations and Warranties; Material Adverse Effect

The merger agreement contains representations and warranties of Pandora, subject to certain exceptions in the confidential disclosure letter delivered in connection with the merger agreement and certain of Pandora’s public filings with the SEC, as to, among other things:

•	Pandora’s and its subsidiaries’ corporate existence and power;
•	capitalization;
•	ownership of Pandora’s subsidiaries;
•	corporate authorization and the recommendation of the Pandora board of directors;
•	consents and approvals of governmental entities and other third parties relating to the execution, delivery or performance of the merger agreement and the transactions contemplated thereby;
•	absence of conflicts with laws, Pandora’s organizational documents and contracts to which Pandora or any of its subsidiaries is a party;
•	Pandora’s SEC filings and internal controls;
•	financial statements;
•	the absence of certain undisclosed liabilities;
•	the absence of a material adverse effect and certain other changes or events;
•	legal proceedings;
•	compliance with applicable laws, including permit requirements and other regulatory matters;
•	material contracts;
•	employee benefit plan matters;
•	employee and labor matters;
•	tax matters;
•	intellectual property and privacy;
•	environmental matters;
•	real property matters;
•	insurance matters;
•	the accuracy and completeness of the information supplied for the purposes of this proxy statement/prospectus;
•	transactions with affiliates;
•	anti-takeover statutes;
•	stockholder approvals;

•	brokers’ fees; and
•	receipt of fairness opinions from Centerview and LionTree.

The merger agreement contains representations and warranties of Sirius XM, subject to certain exceptions in the confidential disclosure letter delivered in connection with the merger agreement and certain of Sirius XM’s public filings with the SEC, as to, among other things:

•	corporate existence and power;
•	capitalization;
•	corporate authorization;
•	governmental and third party consents and approvals relating to the execution, delivery and performance of the merger agreement;
•	absence of conflicts with laws, Sirius XM or Merger Sub’s organizational documents and contracts to which Sirius XM or Merger Sub is a party;
•	Sirius XM’s SEC filings and internal controls;
•	financial statements;
•	the absence of certain undisclosed liabilities;
•	the absence of a material adverse effect and certain other changes or events;
•	legal proceedings;
•	tax matters;
•	compliance with applicable laws;
•	the accuracy and completeness of the information supplied for the purposes of this proxy statement/prospectus;
•	ownership of Pandora’s common stock;
•	stockholder approval; and
•	brokers’ fees.

Some of the representations and warranties in the merger agreement are qualified by materiality or knowledge qualifications or a “Pandora material adverse effect” qualification with respect to Pandora or a “Sirius XM material adverse effect” with respect to Sirius XM, as discussed below.

For purposes of the merger agreement, a “Pandora material adverse effect” means any event, change, condition, occurrence or effect that, individually or in the aggregate: (x) has had or would reasonably be expected to have a material adverse effect on the assets, business, financial condition or results of operations of Pandora and its subsidiaries, taken as a whole, or (y) that prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, Pandora’s ability to perform its obligations under the merger agreement or consummate the transactions on a timely basis. In determining whether a Pandora material adverse effect has occurred pursuant to clause (x) immediately above, any effect resulting from the following events will be excluded (except, in the case of the first, second, third, and seventh bullets below, to the extent Pandora and its subsidiaries are materially and disproportionately impacted thereby relative to other entities operating in the same industry or industries in which Pandora and its subsidiaries operate):

•	changes in general economic or political conditions or financial, credit or securities markets in general (including changes in interest or exchange rates);
•	changes in applicable laws or changes in GAAP;
•

acts, declarations or escalations of war, armed hostilities, sabotage, terrorism, earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity;

•

the negotiation, execution, announcement, consummation or pendency of the merger agreement or the transactions contemplated thereby (including the impact on Pandora’s and its subsidiaries’ relationships with customers, vendors, lenders or employees);

•

any changes in the credit rating of Pandora, the market price or trading volume of shares of Pandora common stock or any failure by Pandora to meet internal or published projections, forecasts or revenue or earnings predictions (provided however that any underlying event causing such changes or failures in whole or in part may be taken into account in determining whether a Pandora material adverse effect has occurred);

•	any litigation by holders of Pandora common stock arising from allegations of a breach of fiduciary duty relating to the merger agreement or the transactions contemplated by the merger agreement;
•	any suspension of trading generally on the NYSE; or
•

any action or inaction by Pandora or its subsidiaries expressly required by the merger agreement (other than certain obligations, including the obligation to operate in the ordinary course of business) or any action taken or not taken by Pandora or its subsidiaries upon the written request of Sirius XM.

For purposes of the merger agreement, a “Sirius XM material adverse effect” means any event, change, condition, occurrence or effect that, individually or in the aggregate: (x) has had or would reasonably be expected to have a material adverse effect on the assets, business, financial condition or results of operations of Sirius XM and its subsidiaries, taken as a whole or (y) that prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, Sirius XM’s ability to perform its obligations under the merger agreement or consummate the transactions on a timely basis. In determining whether a Sirius XM material adverse effect has occurred pursuant to clause (x) immediately above, any effect resulting from the following events will be excluded (except, in the case of the first, second, third, and seventh bullets below, to the extent Sirius XM and its subsidiaries, taken as a whole, are materially and disproportionately impacted thereby relative to other entities operating in the same industry or industries in which Sirius XM and its subsidiaries operate):

•	changes in general economic or political conditions or financial, credit or securities markets in general (including changes in interest or exchange rates);
•	changes in applicable laws or changes in GAAP;
•	acts of war, armed hostilities, sabotage, terrorism or natural disasters;
•	the negotiation or announcement of the merger agreement (including the impact on Sirius XM’s relationships with customers, vendors, lenders or employees);
•

any changes in the credit rating of Sirius XM, the market price or trading volume of shares of Sirius XM common stock or any failure by Sirius XM to meet internal or published projections, forecasts or revenue or earnings predictions for any period (provided however that any underlying event causing such changes or failures in whole or in part may be taken into account in determining whether a Sirius XM material adverse effect has occurred);

•	any litigation by holders of Sirius XM common stock arising from allegations of a breach of fiduciary duty relating to the merger agreement or the transactions contemplated by the merger agreement;
•	any suspension of trading generally on the NASDAQ; or
•

any action or inaction by Sirius XM or its subsidiaries expressly required by the merger agreement (other than certain obligations, including the obligation to operate in the ordinary course of business) or any action taken or not taken by Sirius XM or its subsidiaries upon the written request of Pandora.

Assuming the satisfaction of the closing conditions requiring Pandora stockholder approval, the expiration or termination of the waiting period under the HSR Act, approval under the competition laws of Germany and Austria, the effectiveness of this registration statement on Form S-4 and the approval of NASDAQ for the listing of Sirius XM common stock to be issued in connection with the transactions, neither Sirius XM or Pandora is aware of any regulatory approval required for the transactions or any law or order that would prohibit the transactions.

In the event any law were enacted or order promulgated that purported to prohibit or make illegal the transactions, Sirius XM and Pandora would assess such law or order, any legal defenses to the validity of such law or order and the consequences of violating such law or order as compared to the consequences of failing to consummate the transactions. Sirius XM and Pandora are each reserving the right to waive such condition in the event such party determines that it would be in the best interests of such company and its stockholders to waive such condition.

In the event that such condition is waived, Sirius XM and Pandora will provide supplemental disclosure to their stockholders at least five business days prior to the Pandora stockholder meeting of any waiver of this condition, including the factors that either board of directors took into account in determining to waive such condition and any material consequences of such waiver. In the event such condition is waived following the Pandora stockholder meeting, Sirius XM and Pandora will provide supplemental disclosure to their stockholders, including the factors that either board of directors took into account in determining to waive such condition and any material consequences of such waiver and would re-circulate the proxy statement/prospectus and resolicit the Pandora stockholder approval in the event such waiver would render the disclosure previously provided to Pandora stockholders materially misleading.

Conduct of Business Prior to the Closing

Pandora’s Conduct of Business Prior to the Closing

The merger agreement provides that except (i) as set forth in the confidential disclosure letter delivered in connection with the merger agreement, (ii) with the prior written consent of Sirius XM, (iii) as expressly contemplated by the merger agreement or (iv) as required by applicable law, during the period from the date of the merger agreement to the earlier of the effective time of the merger and the termination of the merger agreement, Pandora will, and will cause its subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to maintain and preserve its present business organization, maintain in effect all contracts and permits as necessary to operate their businesses, keep available the services of officers and key employees and maintain relationships with customers, suppliers and others having material business relationships with it and, subject to certain exceptions, Pandora will not, and will cause its subsidiaries to not, among other things:

•	amend or otherwise change Pandora’s organizational documents;
•	adjust, split, combine or reclassify any capital stock or other equity interest of Pandora;
•

issue, grant, sell, dispose of, redeem or repurchase any equity securities or equity-based award in Pandora, other than the issuance of shares of Pandora common stock (x) upon the exercise of Pandora stock options and options under the ESPP, (y) to satisfy the vesting and settlement of any Pandora RSUs or Pandora performance awards or (z) to satisfy the conversion of Pandora’s convertible notes;

•	declare, set aside, make or pay any dividend with respect to the Pandora common stock;
•	sell, license, transfer, subject to a lien, abandon or allow to lapse or expire or otherwise dispose of material assets or businesses of Pandora;
•	subject to certain exceptions set forth in the merger agreement, acquire any corporation, partnership or other business organization or division thereof;
•	incur, assume, refinance or guarantee any indebtedness for borrowed money other than ordinary course borrowings under Pandora’s existing credit facility;
•	make any material loans, advances or capital contributions to, or investments in, any third party in excess of the threshold set forth in the merger agreement;

•

enter into, amend in any material respect, waive compliance with any material rights with respect to, or cancel, fail to renew or terminate any material contract, other than contracts relating to licenses of content rights;

•	except for the scheduled capital expenditures, make, or commit to make, or otherwise authorize any material capital expenditures in excess of the threshold set forth in the merger agreement;
•

(i) increase the compensation or benefits of Pandora employees, except for ordinary course increases for employees below the level of Pandora’s senior leadership team, (ii) grant any rights to change-in-control, retention, severance or termination pay or other termination benefits to any Pandora employee, except in connection with ordinary course promotions or new hires below the level of Pandora’s senior leadership team or the filling of vacancies below the level of Pandora’s senior leadership team, (iii) establish, adopt, enter into, amend, terminate or grant any waiver or consent under any Pandora benefit plan, except for ordinary course amendments that do not increase the cost of such arrangement, (iv) grant any equity or equity-based awards, except in connection with ordinary course hires or promotion awards, (v) terminate the employment of any executive officers (other than for cause) or hire any new employees, except in the ordinary course of business with respect to employees with total salary and bonus opportunities beneath the threshold set forth in the merger agreement, (vi) take any action to accelerate the vesting or time of payment of any compensation or benefit under any Pandora benefit plan or pay any cash bonus or (vii) loan or advance any money or other property to any employee other than ordinary course reimbursement of business expenses;

•	enter into any settlement agreement for material claims or threatened claims;
•

(i) announce, implement or effect any reduction in force, layoff or other program resulting in the termination of employees of Pandora, in each case, that would trigger the WARN Act or (ii) recognize any union or other labor organization as the representative of any employees, or enter into any new or amended collective bargaining agreement with any union or other labor organization;

•	make any changes in its methods, practices or policies of financial accounting;
•

(i) make, change or revoke any tax election, (ii) file any amended material tax returns, (iii) settle or compromise any tax liability, (iv) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of taxes, (v) enter into any closing agreement with respect to any material tax or surrender any right to claim a material tax refund, or (vi) fail to file when due (taking into account any available extensions) any material tax return;

•

(i) take any action or cause any action to be taken that would reasonably be expected to prevent (x) the merger and the Sirius XM Radio merger, taken together or (y) the holding company merger and the conversion, taken together, from in either case constituting a “reorganization” under Section 368(a) and related provisions of the Code or (ii) fail to take any commercially reasonable action or fail to cause any commercially reasonable action to be taken that is reasonably expected to be necessary to cause (x) the merger and the Sirius XM Radio merger, taken together and (y) the holding company merger and the conversion, taken together, to in each case constitute a “reorganization” under Section 368(a) and related provisions of the Code;

•	fail to use its reasonable best efforts to maintain in full force and effect Pandora’s existing insurance policies or to replace such insurance policies with comparable insurance policies;
•	make any material changes to any privacy policy, except to comply with applicable law; or
•	agree, resolve or commit to take any of the prohibited actions described above.

Sirius XM Conduct of Business Prior to the Closing

The merger agreement provides that except (i) as set forth in the confidential disclosure letter delivered in connection with the merger agreement, (ii) with the prior written consent of Pandora, (iii) as expressly contemplated by the merger agreement or (iv) as required by applicable law, during the period from the date of the merger agreement to the earlier of the effective time of the merger and the termination of the merger agreement, Sirius XM will, and will cause its subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to maintain and preserve its present business organization, maintain in effect all contracts and permits as necessary to operate their businesses, keep available the services of officers and key employees and maintain relationships with customers, suppliers and others having material business relationships with it and, subject to certain exceptions, Sirius XM will not, among other things:

•

amend Sirius XM’s constituent documents in any manner that would adversely affect the holders of Pandora common stock who would receive Sirius XM common stock in connection with the closing of the transactions in a manner different from holders of Sirius XM common stock prior to the closing of the transactions;

•	adjust, split, combine or reclassify Sirius XM common stock or enter into any agreement or plan to effect a reorganization, dissolution or liquidation;
•	declare, set aside, make or pay any dividend with respect to Sirius XM common stock other than its regular quarterly dividend;
•

(i) take any action or cause any action to be taken that would reasonably be expected to prevent (x) the merger and the Sirius XM Radio merger, taken together, or (y) the holding company merger and the conversion, taken together, from in either case constituting a “reorganization” under Section 368(a) and related provisions of the Code or (ii) fail to take any commercially reasonable action or fail to cause any commercially reasonable action to be taken that is reasonably expected to be necessary to cause (x) the merger and the Sirius XM Radio merger, taken together and (y) the holding company merger and the conversion, taken together, to in each case constitute a “reorganization” under Section 368(a) and related provisions of the Code; or

•	agree, resolve or commit to take any of the prohibited actions described above.

Go-Shop and Non-Solicitation by Pandora

Until the no-shop start date, Pandora, its subsidiaries and their respective representatives had the right to:

•	initiate, solicit, facilitate and encourage any inquiry or the making of any proposal or offer that constitutes an acquisition proposal (as described below on page 104);

•	furnish to any person any information which is reasonably requested in connection with their potentially making an acquisition proposal; and
•	participate or engage in discussions or negotiations regarding an acquisition proposal.

Prior to participating or engaging in such discussions or negotiations or furnishing such information, Pandora must have entered into an acceptable confidentiality agreement with such person and Pandora agreed to provide to Sirius XM any information that was not previously provided to Sirius XM prior to or concurrently with the time it is furnished to such person. Prior to the no-shop start date, Pandora agreed to provide a written report to Sirius XM every ten business days setting forth (i) the total number of parties contacted to date pursuant to the provisions described above, (ii) the number of parties that have affirmatively declined to receive information or enter into discussions regarding an acquisition proposal, (iii) the number of parties that have affirmatively expressed interest in receiving information or entering into discussions regarding an acquisition proposal and (iv) the number of parties that have executed an acceptable confidentiality agreement.

On the no-shop start date, Pandora was required to notify Sirius XM of each excluded party from whom Pandora received a written acquisition proposal after the execution of the merger agreement and prior to the no-shop start date, which notice was required to include copies of drafts of proposed agreements, term sheets or letters of intent related thereto provided to Pandora. In accordance with these terms, Pandora delivered such notice to Sirius XM on the no-shop start date confirming that Pandora did not receive any such proposals.

On and after the no-shop start date, except as otherwise permitted by the merger agreement, Pandora and its representatives will not, directly or indirectly:

•	initiate, solicit, knowingly facilitate or encourage (including by way of providing information) any inquiry, proposal or offer with respect to any acquisition proposal,
•	participate or engage in any discussions or negotiations regarding an acquisition proposal or furnish to any person any information or data with respect to an acquisition proposal, or
•

enter into any letter of intent, agreement in principle or contract relating to or providing for an acquisition proposal (other than a confidentiality agreement) or requiring Pandora to abandon or terminate the transactions contemplated by the merger agreement.

In addition, on and after the no-shop start date, Pandora will notify Sirius XM promptly (and in any event within one business day):

•

after receipt of any acquisition proposal or any request for non-public information or to engage in discussions or negotiations that could reasonably be expected to lead to an acquisition proposal; and

•	of any change to the financial or other material terms and conditions of any acquisition proposal (including any acquisition proposal from an excluded party).

Pandora will keep Sirius XM reasonably informed on a reasonably current basis of material changes in the status of any such acquisition proposal (including from an excluded party).

Beginning on the no-shop start date and prior to obtaining the stockholder approval, if Pandora or its representatives receives an unsolicited bona fide written acquisition proposal that did not result from a breach of the provisions described in this section and the Pandora board of directors concludes in good faith (after consultation with the Pandora’s outside legal and financial advisors) that such acquisition proposal constitutes a superior proposal (as described below on page 104) or is reasonably likely to result in a superior proposal, Pandora and its representatives may:

•	participate or engage in discussions or negotiations with such person or its representatives regarding such acquisition proposal, and
•	furnish information to the person making such acquisition proposal which is reasonably requested by such person in connection with such acquisition proposal.

Pandora may also engage in the activities described above with respect to any excluded party. Prior to participating or engaging in such discussions or negotiations or furnishing such information (whether with an excluded party or otherwise), Pandora must have entered into an acceptable confidentiality agreement with such person and Pandora will provide to Sirius XM any information that was not previously provided to Sirius XM prior to or concurrently with the time it is furnished to such person.

Except as described below on page 104 in the section entitled “Termination of the Merger Agreement and Change of Recommendation upon a Superior Proposal”, neither Pandora nor the Pandora board of directors (or any committee thereof) will, directly or indirectly, (i) fail to make or withdraw (or modify or qualify in any manner adverse to Sirius XM or publicly propose to withdraw, modify or qualify in any manner adverse to Sirius XM) the recommendation of the Pandora board of directors to Pandora’s stockholders in favor of the merger agreement or (ii) adopt, approve, or publicly recommend, endorse or otherwise declare advisable the adoption of any Company Acquisition Proposal, which we refer to as a change of recommendation.

For purposes of the merger agreement:

•

“acquisition proposal” means any inquiry, proposal, indication of interest or offer from any person (other than Sirius XM or any of its subsidiaries) relating to, or that could reasonably be expected to lead to, in one transaction or a series of transactions, any direct or indirect (i) acquisition, purchase or sale of a business or assets that constitute 15% or more of the consolidated business, revenues, net income or assets (including stock of Pandora’s subsidiaries) of Pandora and its subsidiaries, (ii) merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Pandora or (iii) purchase or sale of, or tender or exchange offer (including a self-tender offer) for, securities of Pandora that, if consummated, would result in any person (or the stockholders of such person) beneficially owning securities representing 15% or more of the equity or total voting power of Pandora.

•

“superior proposal” means any bona fide written acquisition proposal (except that all references to “15%” in the definition of “acquisition proposal” summarized immediately above shall be replaced by “50%”) made by any person (other than Sirius XM) after September 23, 2018, which in the good faith judgment of the Pandora board of directors (after consultation with its outside legal counsel and financial advisors) is, if accepted, likely to be consummated and would result, if consummated on the terms proposed on a timely basis, in a transaction that is more favorable from a financial point of view to the Pandora stockholders than the transactions, after taking into account (a) the likelihood and timing of consummation (as compared to the transactions), (b) such other matters that the Pandora board of directors considers relevant, including legal, financial (including the financing terms of any such acquisition proposal), regulatory and other aspects and risks of such acquisition proposal (including the conditions to closing, any requirement of a stockholder vote of the person making the proposal, and any financing requirements of such person) and the identity of the person making such acquisition proposal and (c) any changes to the terms of the merger agreement proposed by Sirius XM.

•

“excluded party” means any person from whom Pandora or any of its representatives has received a written acquisition proposal after the execution of the merger agreement and prior to the no-shop start date, which written acquisition proposal the Pandora board of directors has determined in good faith prior to the start of the no-shop start date (after consultation with its outside counsel and its financial advisor) is or would reasonably be expected to lead to a superior proposal; provided, however, that a person will immediately cease to be an excluded party if (A) such acquisition proposal made by such person prior to the start of the no-shop start date is withdrawn (it being understood that any amendment, modification or replacement of such acquisition proposal will not, in and of itself, be deemed a withdrawal of such acquisition proposal) or (B) such acquisition proposal, in the good faith determination of the Pandora board of directors (after consultation with its outside counsel and its financial advisor), no longer is or would reasonably be expected to lead to a superior proposal.

Termination of Merger Agreement and Change of Recommendation upon a Superior Proposal

At any time prior to obtaining the stockholder approval (whether before or after the no-shop start date), and only following compliance with the provisions described in this section and in the section entitled “Go-Shop and Non-Solicitation by Pandora” immediately above, the Pandora board of directors may terminate the merger agreement to enter into an agreement with respect to a superior proposal (and effect a change of recommendation with respect thereto), if:

•

Pandora receives a bona fide written acquisition proposal (including from an excluded party) after the execution of the merger agreement that did not result from a breach of the provisions described in the section entitled “Go-Shop and Non-Solicitation by Pandora” immediately above that the Pandora board of directors has determined in good faith (after consultation with its outside legal and financial advisors) constitutes a superior proposal;

•

Pandora provides Sirius XM with written notice advising Sirius XM it intends to terminate the merger agreement, which notice shall include the material terms and conditions of such acquisition proposal, the identity of the person making any such acquisition proposal and copies of all written agreements, or, if not final, the most recent draft thereof, reflecting such acquisition proposal (including drafts (or final versions) of any agreements, commitment letters, term sheets or letters of intent related thereto (including any cover letter with respect thereto));

•

for at least a three business day period commencing on the business day following the date Sirius XM receives such notice, Pandora and its financial and legal advisors (and other representatives) have negotiated with Sirius XM in good faith (to the extent Sirius XM desires to negotiate) changes to the terms of the merger agreement such that such acquisition proposal would no longer constitute a superior proposal (provided that any revisions to the financial terms (including to the amount or form of consideration) or other material terms of such acquisition proposal require Pandora to comply again with the procedures described in this section, including providing a new notice to Sirius XM and a new negotiation period, which period would be shortened to two business days); and

•

following 11:59 p.m., New York City time, on the last business day of the applicable negotiation period(s) referred to in the immediately preceding bullet, the Pandora board of directors determines in good faith (after consultation with its outside legal and financial advisors) that such acquisition proposal still constitutes a superior proposal after giving effect to all of the changes to the merger agreement which have been proposed by Sirius XM.

Change of Recommendation upon an Intervening Event

At any time prior to obtaining the stockholder approval, the Pandora board of directors may also effect a change of recommendation (other than in response to an acquisition proposal as described above) if:

•

a material development or material change in circumstances relating to Pandora or its subsidiaries occurs after the execution of the merger agreement (or first becomes known to the Pandora board of directors after the execution of the merger agreement) that was not reasonably foreseeable, which we refer to as an intervening event; provided that, in no event will (A) any action taken by Pandora in order to comply with the merger agreement, and the consequences of any such action, constitute an intervening event and (B) any changes in the market price or trading volume of shares of Pandora common stock or Sirius XM common stock constitute an intervening event;

•

the Pandora board of directors determines in good faith (after consultation with its outside legal and financial advisors) that, in light of such intervening event, the failure to withdraw or modify its recommendation would be inconsistent with its fiduciary obligations to Pandora’s stockholders under applicable law;

•

Pandora will have provided Sirius XM with written notice advising Sirius XM that the Pandora board of directors intends to make a change of recommendation, which notice will describe in reasonable detail the intervening event;

•

for at least a three business day period commencing on the business day following the date Sirius XM receives such notice, Pandora and its financial and legal advisors (and other representatives) have negotiated with Sirius XM in good faith (to the extent Sirius XM desires to negotiate) to make such adjustments in the terms and conditions of the merger agreement so that the need for making such change of recommendation would be obviated; and

•

at the end of the period referred to in the immediately preceding bullet, after taking into account any changes to the terms of the merger agreement offered by Sirius XM in writing to Pandora, the Pandora board of directors has determined in good faith (after consultation with its outside legal and financial advisors) that the failure to withdraw or modify its recommendation would be inconsistent with the Pandora board of directors’ fiduciary obligations to Pandora stockholders under applicable law in light of such intervening event.

Reasonable Best Efforts

Subject to the terms and conditions of the merger agreement, Pandora and Sirius XM will use their reasonable best efforts to take actions necessary under applicable law to close the transactions, including:

•

preparing as promptly as practicable all necessary applications, notices or filings to be made or filed by such party (and cooperating with the other party with respect to any applications or filings to be made or filed by the other party) in connection with the transactions;

•

obtaining as promptly as practicable all consents, approvals, clearances, permits, authorizations, registrations, filings or notices from any governmental entity (or other person) which are required to be obtained in connection with the transactions;

•	complying promptly with all requirements under applicable law which may be imposed on such party with respect to the transactions;
•

defending all lawsuits or other proceedings to which it is a party challenging or affecting the merger agreement or the closing of the transactions, in each case until the issuance of a final, non-appealable order with respect to each such lawsuit or other proceeding;

•

having lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to close the transactions, in each case until the issuance of a final, non-appealable order with respect thereto; and

•	resolving any objection or assertion by any governmental entity challenging the merger agreement or the transactions.

Subject to the other provisions of the merger agreement, Pandora and Sirius XM will:

•

to the extent permitted by applicable law, promptly inform the other party of any substantive communication (oral and written) received by such party from, or given by such party to, any governmental entity in connection with the transactions (including keeping the other parties apprised, on a current basis of the status thereof);

•

to the extent permitted by applicable law, promptly inform the other party of any substantive communication (oral and written) received by such party from, or given by such party to, any person that is not a governmental entity in connection with any proceeding (or threatened proceeding) by such person regarding or arising out of the merger agreement or the transactions;

•

consult with the other party (subject to applicable law relating to the exchange of information) in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with the transactions;

•

use reasonable best efforts to furnish to the other party and, upon request, to any governmental entities such information and assistance as may be reasonably requested in connection with the foregoing, including by responding promptly to and using reasonable best efforts to comply fully with any request for additional information or documents under any applicable law; and

•

not independently participate in any meeting (including telephonic meetings) with any governmental entity in connection with the foregoing without giving the other party sufficient prior notice of the meeting (including telephonic meetings) and, to the extent permitted by such governmental entity, the opportunity to attend and/or participate in such meeting (including telephonic meetings).

Notwithstanding anything to the contrary in the merger agreement, in no case will Sirius XM or Pandora be obligated to (and Pandora will not, without the written consent of Sirius XM) sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change its respective assets or business (including those of its respective affiliates excluding certain related entities of Sirius as to whom no such requirements or conditions shall apply) in any manner that, either individually or in the aggregate, (A) materially adversely affects the financial condition, business, or the operations of (x) Pandora and its subsidiaries, on a consolidated basis, or (y) Sirius XM and its affiliates or (B) prohibits or materially limits the ownership, control or operation by (x) Pandora and its subsidiaries or (y) Sirius XM and its affiliates of any material portion of its or their respective businesses or assets, or compels Pandora or Sirius XM or any of their respective affiliates to dispose of or hold separate any of their respective material businesses or assets or any portion thereof. Neither Sirius XM nor Pandora will acquire or agree to acquire any business where that acquisition, if completed, would have a material adverse effect on the prospects of obtaining any regulatory approval sought in relation to the merger agreement.

Pandora and Sirius XM will also use their respective reasonable best efforts to obtain any consents or approvals from any persons (other than governmental entities) that are necessary or advisable in connection with the transactions. In the event that the parties fail to obtain any such third party consent, Pandora will use its reasonable best efforts, and will take such actions as are reasonably requested by Sirius XM, to minimize any adverse effect upon Pandora and its subsidiaries resulting, or which would reasonably be expected to result, after the closing of the transactions, from the failure to obtain such consent. In connection with obtaining any such approval or consent (i) Pandora and its subsidiaries will not be required to, and, without the prior written consent of Sirius XM, Pandora and its subsidiaries will not, pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation and (ii) Sirius XM and its affiliates will not be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.

Company Stockholders Meeting

Pandora will hold the Pandora special meeting as soon as practicable following the date on which the SEC declares the effectiveness of this proxy statement/prospectus registration statement. Pandora will use reasonable best efforts to solicit from its stockholders proxies in favor of approval of the merger agreement proposal and will keep Sirius XM reasonably updated with respect to proxy solicitation results.

Post-Closing Employee Matters

From the closing until December 31, 2019, Pandora will provide individuals who are employees of Pandora or any of its subsidiaries immediately prior to the closing and continue to be employees of Sirius XM or its subsidiaries (including Pandora) following the closing, but only for so long as such individuals are so employed (we refer to each such employee as a continuing employee):

•

a base salary, regular hourly wage, or commission opportunities, as applicable, that are not less than the base salary, regular hourly wage, or commission opportunities, as applicable, provided to such continuing employee on September 23, 2018;

•

target cash incentive compensation opportunities (excluding equity-based incentive compensation opportunities) that are not less than the target cash incentive compensation opportunities (excluding equity-based incentives) provided to such continuing employee on September 23, 2018; and

•

employee benefits (other than equity-based awards) that are either (A) substantially comparable to the employee benefits (other than equity-based awards, including under the ESPP) provided by Pandora or any of its subsidiaries on September 23, 2018 or (B) substantially comparable to the employee benefits (other than equity-based awards) provided to similarly-situated employees of Sirius XM or its subsidiaries.

From and after the closing, Pandora will honor, in accordance with their terms, (i) the 2018 Corporate Incentive Plan and the Executive Leadership Team 2018 Supplemental Bonus Program and (ii) all employment, severance, income continuity and change of control programs, plans or agreements between Pandora or its subsidiaries and continuing employees in existence on September 23, 2018 or to the extent amended in accordance with the terms of the merger agreement.

Indemnification and Insurance

From and after the closing, Pandora will indemnify, defend and hold harmless, to the fullest extent permitted by the certificate of incorporation and bylaws of Pandora as in effect on September 23, 2018 and as permitted under applicable law, all past and present directors and officers of Pandora and its subsidiaries against any liabilities, damages, costs or expenses (including reasonable attorneys’ fees and expenses) incurred in connection with any proceeding arising out of acts or omissions occurring at or prior to the closing in connection with such indemnified party service as such a director or officer.

For a period of six years after the closing, Sirius XM or Pandora will maintain for the benefit of such persons a directors’ and officers’ liability insurance policy that provides coverage for acts or omissions occurring prior to the closing, with terms and conditions which are, in the aggregate, not less advantageous to such indemnified party than the terms and conditions of the existing directors’ and officers’ liability insurance policy of Pandora. At Sirius XM’s option, in lieu of the foregoing insurance coverage, Sirius XM or, with Sirius XM’s consent, Pandora may at or prior to the closing substitute such insurance policy for a single premium tail coverage with respect to the directors’ and officers’ liability insurance that provides such coverage for period of six years after the closing. For such tail policy, Pandora and Sirius XM do not need to spend more than 300% of the most recent annual premium paid by Pandora for its existing directors’ and officers’ liability insurance policy.

For a period of six years after the closing, Pandora will maintain in effect the provisions regarding elimination of liability of directors that are in Pandora’s certificate of incorporation as in effect on September 23, 2018.

Stockholder Litigation

Prior to the closing, in the event that any stockholder litigation related to the merger agreement or the transactions is brought or threatened against any of Pandora and/or the members of the Pandora board of directors, Pandora will promptly notify Sirius XM of any such litigation and will keep Sirius XM reasonably informed on a reasonably current basis with respect to the status thereof. Pandora will consult with Sirius XM on a regular basis with respect to, and shall give Sirius XM the opportunity to participate in the defense or settlement of, any such litigation or claims, and no such settlement or compromise will be agreed to without Sirius XM’s prior written consent (which consent will not be unreasonably withheld, delayed or conditioned).

Other Covenants and Agreements

The merger agreement also contains additional covenants, including, among others, covenants relating to access to information, preparation of the form S-4 and the proxy statement, notice of failures to comply with representations and covenants, public announcements relating to the merger, listing of Sirius XM common stock on NASDAQ, exemptions under Rule 16b-3 of the Exchange Act, actions to minimize the effect of any anti-takeover laws, certain tax matters, cooperation with respect to the assumption of the convertible notes and payoff of the credit agreement.

Conditions to Completion of the Transactions

Mutual Conditions

The obligations of Pandora and Sirius XM to close the transactions are subject to the satisfaction of the following conditions (or waiver of the condition in the third bullet below to the extent permitted by law):

•	Pandora’s stockholders will have approved the merger agreement proposal;
•

the shares of Sirius XM common stock to be issued as merger consideration (and any other shares to be reserved for issuance in connection with the merger) will have been approval for listing on NASDAQ, subject to official notice of issuance;

•

no law or order will have been enacted or issued by any governmental entity that prohibits or makes illegal the closing of the transactions; provided that prior to a party asserting this condition with respect to any order such party will have used its reasonable best efforts to oppose any such order;

•

the Form S-4 will have become effective by the SEC under the Securities Act, will not the subject of any stop order in effect and no proceedings seeking a stop order will be pending before the SEC; and

•

any waiting period (and any extensions thereof) under the HSR Act applicable to the transactions will have expired or been terminated and approvals under the competition laws of Germany and Austria will have been granted.

Additional Conditions to the Obligations of Sirius XM

The obligations of Sirius XM to close the transactions are subject to the satisfaction (or waiver by Sirius XM) of the following additional conditions, among others:

•	the accuracy of the representations and warranties of Pandora to the extent required by the merger agreement, including that:
o

representations and warranties regarding Pandora’s authority to enter into the transactions contemplated by the merger agreement, the absence of a Pandora material adverse effect, application of takeover laws, stockholder vote requirements and the opinion of financial advisors must be true and correct in all respects;

o	representations and warranties related to the capitalization of Pandora and Pandora’s broker’s fees must be true and correct in all but de minimis respects;
o	Pandora’s other representations and warranties must be true and correct, subject to a Pandora material adverse effect standard;
•	Pandora has performed in all material respects its obligations under the merger agreement;
•	since September 23, 2018, there has not been a Pandora material adverse effect;
•	Pandora has delivered to Sirius XM a certificate signed by an executive officer of Pandora certifying that the conditions described in bullets above have been satisfied; and
•	Pandora has delivered to Sirius XM a FIRPTA certificate.

Additional Conditions to the Obligations of Pandora

The obligations of Pandora to close the transactions are subject to the satisfaction (or waiver by Pandora) of the following additional conditions, among others:

•	the accuracy of the representations and warranties of Sirius XM to the extent required by the merger agreement, including that:
o

representations and warranties regarding Sirius XM’s authority to enter into the transactions contemplated by the merger agreement, the absence of a Sirius XM material adverse effect and stockholder vote requirements must be true and correct in all respects;

o

representations and warranties related to the capitalization of Sirius XM, Sirius XM’s ownership of Pandora’s capital stock and Sirius XM’s broker’s fees must be true and correct in all but de minimis respects;

o	Sirius XM’s other representations and warranties must be true and correct subject to a Sirius XM material adverse effect standard;
•	Sirius XM has performed in all material respects all its obligations under the merger agreement;
•	since September 23, 2018, there has been no Sirius XM material adverse effect; and

•

Sirius XM has delivered to Pandora a certificate signed by an authorized officer of Sirius XM dated as of the closing date certifying that the conditions described in the three bullets above have been satisfied below.

Tax Opinions

It is a condition to the transactions being effected as a “reorganization” within the meaning of Section 368(a) of the Code that:

•

Sirius XM receive from Simpson Thacher & Bartlett LLP, or another nationally recognized law firm, a written opinion dated as of the closing date to the effect that for U.S. federal income tax purposes (x) the merger and the Sirius XM Radio merger, taken together, and (y) the holding company merger and the conversion, taken together, will in each case constitute a “reorganization” within the meaning of Section 368(a) of the Code; and

•

Pandora receive from Sidley Austin LLP, or another nationally recognized law firm, a written opinion dated as of the closing date to the effect that for U.S. federal income tax purposes (x) the merger and the Sirius XM Radio merger, taken together, and (y) the holding company merger and the conversion, taken together, will in each case constitute a “reorganization” within the meaning of Section 368(a) of the Code.

Sirius XM and Pandora shall use reasonable best efforts to obtain such opinions, including negotiating in good faith such amendments to the merger agreement as may be reasonably required in order to restructure the transactions if such restructuring would be necessary to allow Pandora or Sirius XM to obtain such opinion. If either opinion cannot be obtained despite such reasonable best efforts, the closing conditions described in this section will not apply and the parties will execute only a merger of Merger Sub with and into Pandora, with Pandora surviving such merger, without effecting the conversion of Pandora into a limited liability company, the holding company merger or the Sirius XM Radio merger and, if necessary, will negotiate in good faith such amendments to the merger agreement as may be reasonably required to execute such merger of Merger Sub with and into Pandora and to not effect the conversion of Pandora into a limited liability company, the holding company merger or the Sirius XM Radio merger. For additional information, see “The Transactions—Material Federal U.S. Income Tax consequences” beginning on page 87.

Termination

The merger agreement may be terminated at any time prior to the closing, in the following ways:

•	by mutual written agreement of Sirius XM and Pandora;
•	by either Sirius XM or Pandora, by written notice to the other, if:
o

there is a governmental order prohibiting the transactions and such order has become final and non-appealable; provided that a party will not be able to exercise this termination right unless such party has used its reasonable best efforts to oppose any such order;

o

the closing has not occurred on or before the outside date; provided that a party will not be able to exercise this termination right if such party’s failure to perform in all material respects its obligations under the merger agreement was the primary cause of the failure of the closing to occur by such date; or

o

the stockholder approval has not been obtained at the Pandora special meeting (including at any adjournment or postponement thereof) (which we refer to as the failure to obtain stockholder approval termination right).

•	by Pandora, by written notice to Sirius XM if:
o

Sirius XM breaches any representation or warranty or fails to perform any covenant or agreement that would cause Pandora’s closing conditions to be incapable of being satisfied or cured by the outside date or, if curable, is not cured by Sirius XM by the earlier of (x) 30 days after receipt of written notice of such breach or failure and (y) the business day before the outside date; provided that Pandora will not be able to exercise this termination right if Pandora is in material, uncured breach of its obligations under the merger agreement;

o

(i) the Pandora stockholders have not approved the merger agreement proposal at the Pandora special meeting, (ii) the Pandora board of directors authorizes Pandora, subject to complying with the provisions described above on page 104 in the section entitled “Termination of Merger Agreement and Change of Recommendation upon a Superior Proposal”, to enter into a binding definitive agreement to effect a transaction constituting a superior proposal, (iii) Pandora prior to or concurrently with such termination pays to Sirius XM in immediately available funds the termination fee or the go-shop termination fee (each as described below on page 111), as applicable, and (iv) Pandora enters into such binding definitive agreement substantially concurrently with such termination (which we refer to as Pandora’s superior proposal termination right).

•	by Sirius XM, by written notice to Pandora, if:
o

Pandora breaches any representation or warranty or fails to perform any covenant or agreement that would cause Sirius XM’s closing conditions to be incapable of being satisfied or cured by the outside date or, if curable, is not cured by Pandora by the earlier of (x) 30 days after receipt of written notice of such breach or failure and (y) the business day before the outside date; provided that Sirius XM will not be able to exercise this termination right if Sirius XM is in material, uncured breach of its obligations under the merger agreement;

o

(i) a change of recommendation has occurred, whether or not made in accordance with the merger agreement, (ii) Pandora has breached its obligation to call and hold the special stockholders meeting, (iii) Pandora has materially breached any of the provisions described in the sections entitled “Go-Shop and Non-Solicitation by Pandora”, “Termination of Merger Agreement and Change of Recommendation upon a Superior Proposal”, and ” Change of Control upon an Intervening Event” above on pages 102, 104 and 105, respectively, (iv) Pandora has approved or entered into an alternative acquisition agreement; (v) the Pandora board of directors has failed to publicly recommend against any tender offer or exchange offer that constitutes an acquisition proposal within ten business days after the commencement of such offer; or (vi) after the date of the merger agreement, any person has publicly announced an acquisition proposal or any plan or intention (whether or not conditional) to make an acquisition proposal or such acquisition proposal or intention has otherwise become publicly disclosed, and the Pandora board of directors fails to publicly reaffirm its recommendation in favor of the merger agreement within ten business days following Sirius XM’s written request to do so (which we refer to as Sirius XM’s acquisition proposal termination right).

Effect of Termination

In the event of the termination of the merger agreement, subject to certain exceptions set forth in the merger agreement, the merger agreement will become void and have no effect, and there will not be any liability or obligation on the part of any party thereto (or any of its representatives or affiliates) to another party, except that no such termination will relieve any party from liability to any other party for fraud or willful and material breach of the merger agreement.

Termination Fees

Pandora is required to pay Sirius XM (or its designee) a termination fee of $52.5 million, which we refer to as the go-shop termination fee, if the merger agreement is terminated by Pandora pursuant to Pandora’s superior proposal termination right in order to enter into a definitive agreement to effect a superior proposal with an excluded party, provided that such definitive agreement is entered into by 11:59 p.m. (New York City time) on November 22, 2018.

Pandora is required to pay Sirius XM (or its designee) a termination fee of $105 million, which we refer to as the termination fee, if the merger agreement is terminated as follows:

•

Pandora terminates the merger agreement pursuant to the paragraph above referred to as the “Pandora’s superior proposal termination right” in a circumstance in which the go-shop termination fee is not payable;

•

Sirius XM terminates the merger agreement pursuant to clauses (i), (ii), (iv), (v) or (vi) described in the paragraph above referred to as the “Sirius XM’s acquisition proposal termination right” in a circumstance in which Pandora is not entitled to terminate the merger agreement pursuant to the paragraph referred to above as the “Pandora’s superior proposal termination right” and the go-shop termination fee is not payable,

•

Sirius XM or Pandora terminate the merger agreement as a result of the failure of the Pandora stockholders to approve the merger agreement proposal at a time when the merger agreement is terminable pursuant to clauses (i), (ii), (iv), (v) or (vi) described in the paragraph above referred to as the “Sirius XM’s acquisition proposal termination right” in a circumstance in which Pandora is not entitled to terminate the merger agreement pursuant to the paragraph referred to above as the “Pandora’s superior proposal termination right” and the go-shop termination fee is not payable; or

•

(A) the merger agreement is terminated by Pandora or Sirius XM as a result of the outside date having occurred or the failure of Pandora stockholders to approve the merger agreement proposal, (B) after September 23, 2018, any person has made an acquisition proposal (whether or not conditional) or has publicly proposed, announced or communicated any plan or intention (whether or not conditional) to make an acquisition proposal and such acquisition proposal is not unconditionally withdrawn prior to the outside date (in the case of a termination as a result of the outside date having occurred) or the time the Pandora stockholders vote at the Pandora special meeting (in the case of a termination as a result of the failure of the Pandora stockholders to approve the merger agreement proposal), and (C) within twelve months of the date of the termination of the merger agreement, Pandora enters into an agreement with respect to an acquisition proposal or closes an acquisition proposal (in each case, whether or not with a person that made an acquisition proposal referenced in clause (B)); provided that solely for the purposes of clause (C), all references in the definition of “acquisition proposal” (summarized on page 104) to “15%” will be considered references to “50%”.

If the termination fee becomes payable (except pursuant to the immediately preceding bullet above) or the go-shop termination fee becomes payable, such fee will be paid on the date the merger agreement is terminated. If the termination fee becomes payable pursuant to the immediately preceding bullet above, the termination fee will be paid on the date Pandora enters into an agreement with respect to an acquisition proposal (or, if earlier, the date a transaction in respect of an acquisition proposal closes).

If Pandora fails promptly to pay the termination fee or the go-shop termination fee, and, in order to obtain such payment, Sirius XM commences a suit that results in a judgment against Pandora for the payment thereof or a settlement in which Pandora pays all or any portion of the termination fee or the go-shop termination fee, Pandora will pay to Sirius XM its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the termination fee or the go-shop termination fee, as applicable, from the date of the termination fee or the go-shop termination fee was payable at a rate per annum equal to the prime rate as published in The Wall Street Journal on the date such payment was required to be made.

Expenses

Except as otherwise provided in the merger agreement, all fees and expenses incurred by the parties will be borne solely by the party that has incurred such fees and expenses whether or not the transactions close.

Amendment

Subject to applicable law, the merger agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the Pandora stockholders, by written agreement of the parties at any time prior to the closing date with respect to any of the terms contained therein; provided, that following receipt of such stockholder approval, no amendment, modification or supplement of the merger agreement will be made that by applicable law or the rules or regulations of the NYSE requires any further approval or authorization of such stockholders, without such approval or authorization by such stockholders.

Governing Law

The merger agreement and any claims and causes of action arising thereunder, whether in tort, contract or otherwise, will be governed and construed in accordance with the laws of the State of Delaware.

Specific Performance

Pandora and Sirius XM will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and, to the fullest extent permitted by law, each of Pandora and Sirius XM waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and related notes present the historical financial statements of Sirius XM and Pandora as if the completion of the transactions had occurred on the dates specified below.

On September 23, 2018, Sirius XM entered into an agreement and plan of merger and reorganization among Sirius XM, Pandora and Merger Sub, pursuant to which, subject to the terms and conditions of the merger agreement, Sirius XM will acquire Pandora. On October 25, 2018, as contemplated by the merger agreement, Sirius XM Radio, New Holding Company and Holdco Merger Sub entered into joinder agreements to become party to the merger agreement. Pursuant to the terms and conditions of the merger agreement, at the closing of the transactions, each outstanding share of Pandora common stock will be converted into the right to receive 1.44 shares of Sirius XM common stock.

The unaudited pro forma condensed combined consolidated financial information reflects the estimated aggregate consideration of approximately $3.0 billion, which represents the fair value of Sirius XM common stock to be issued on the closing of the transactions, estimated value of Sirius XM replacement equity awards attributable to pre-combination service and the fair value of the Pandora preferred stock investment, in each case as valued as of December 10, 2018. The Pandora preferred stock investment, which is all owned by Sirius XM and is accounted for as a related party fair value instrument, will be cancelled in connection with the completion of the transactions and therefore, to reflect the cost to Sirius XM of such cancellation, the fair value of the Pandora preferred stock investment is included in the calculation of total estimated consideration being paid by Sirius XM. The consideration used in the application of acquisition accounting, upon the transactions closing, will be based on the fair value of Sirius XM common stock to be issued as of the acquisition date and the fair value of the Pandora preferred stock investment, which may differ significantly from the amount determined as of December 10, 2018.

The unaudited pro forma condensed combined consolidated financial information related to the transactions was prepared using the acquisition method of accounting and is based on the assumption that the transactions took place as of September 30, 2018 for purposes of the unaudited pro forma balance sheet and as of January 1, 2017 for purposes of the unaudited pro forma condensed combined consolidated statements of operations for the year ended December 31, 2017 and the nine month period ended September 30, 2018.

In accordance with the acquisition method of accounting, the actual consolidated financial statements of Sirius XM will reflect the transactions only from and after the date of the completion of the transactions. Sirius XM has not yet undertaken a detailed analysis of the fair value of Pandora’s assets and liabilities and will not complete the final purchase price allocation related to the transactions until after the transactions are completed. The preliminary allocation of the purchase price to the acquired assets and assumed liabilities set forth below was based upon the preliminary estimate of fair values of certain intangible assets as discussed below. For the preliminary estimate of fair value of these assets assumed, Sirius XM used publicly available benchmarking information as well as a variety of other company specific assumptions, including market participant assumptions. Accordingly, the unaudited pro forma adjustments are preliminary and subject to change as additional information becomes available and additional analyses of these assets, as well as other assets and liabilities to be assumed, are performed. The final acquisition accounting could result in material differences, which could have a material impact on the accompanying unaudited pro forma condensed combined consolidated financial statements and Sirius XM’s future results of operations and financial position.

The unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and does not purport to represent what the results of operations or financial position of Sirius XM would actually have been had the transactions occurred on the dates noted above, or to project the results of operations or financial position of Sirius XM for any future periods. The unaudited pro forma adjustments are based on available information and certain assumptions that Sirius XM’s management believes are reasonable. The unaudited pro forma adjustments are directly attributable to the transactions and are expected to have a continuing impact on the results of operations of Sirius XM. In the opinion of Sirius XM’s management, all adjustments necessary to present fairly the unaudited pro forma condensed combined consolidated financial information have been made.

The accompanying unaudited pro forma condensed combined consolidated financial information should be read in conjunction with the notes hereto along with Sirius XM’s and Pandora’s most recent historical financial information incorporated by reference herein. See “Where You Can Find More Information” beginning on page 140.

SIRIUS XM AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2018

in thousands	Sirius XM As Reported	Pandora As Reported	Pro Forma Adjustments	Ref	Reclassification and Others	Ref	Pro Forma Combined Sirius XM
ASSETS
Current assets:
Cash and cash equivalents	$46,044	$287,523					$333,567
Short-term investments	—	100,119					100,119
Receivables, net	245,768	373,418					619,186
Inventory, net	19,514	—					19,514
Related party current assets	10,087	—					10,087
Prepaid content acquisition costs	—	32,219					32,219
Prepaid expenses and other current assets	173,035	25,673					198,708

Total current assets	494,448	818,952					1,313,400
Property and equipment, net	1,498,297	107,802			(39,257)	Note (2)	1,566,842
Intangible assets, net	2,505,384	55,557	1,367,889	(b)	39,257	Note (2)	3,968,087
Goodwill	2,289,985	178,917	695,419	(c)			3,164,321
Related party long-term assets	1,018,740	—	(554,352)	(d)			464,388
Deferred tax assets	330,998	—	363,670	(e)			694,668
Other long-term assets	135,655	11,575					147,230

Total assets	$8,273,507	$1,172,803	$1,872,626		$—		$11,318,936

Current liabilities:
Accounts payable and accrued expenses	$799,094	$28,406			239,865	(f)	$1,067,365
Accrued liabilities	—	72,311			(72,311)	(f)	—
Accrued content acquisition costs	—	123,910	—		(123,910)	(f)	—
Accrued interest	84,973	—			2,043	(f)	87,016
Accrued compensation	—	45,687			(45,687)	(f)	—
Current portion of deferred revenue	1,921,517	55,678					1,977,195
Current maturities of long-term debt	4,411	—					4,411
Related current liabilities	4,380	—					4,380

Total current liabilities	2,814,375	325,992	—		—		3,140,367
Deferred revenue	154,145	—					154,145
Long-term debt	6,562,152	255,272					6,817,424
Related party long-term liabilities	5,889	—	—				5,889
Deferred tax liabilities	8,169	—	—				8,169
Other long-term liabilities	104,152	25,660	(588)	(e)			129,224

Total liabilities	9,648,882	606,924	(588)		—		10,255,218

Redeemable convertible preferred stock	—	513,270	(513,270)	(d)			—
Stockholders’ (deficit) equity
Common stock	4,449	27	364	(g)			4,840
Accumulated other comprehensive income (loss), net of tax	12,448	(471)	471				12,448
Additional paid-in capital	922,376	1,632,178	841,665	(g)			3,396,219
Treasury stock, at cost	(6,287)						(6,287)
Accumulated deficit	(2,308,361)	(1,579,125)	1,543,984	(g)			(2,343,502)

Total stockholders’ (deficit) equity	(1,375,375)	52,609	2,386,484		—		1,063,718

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$8,273,507	$1,172,803	$1,872,626		$—		$11,318,936

See accompanying notes to unaudited pro forma combined condensed consolidated financial statements.

SIRIUS XM AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

in thousands, except per share data	Sirius XM As Reported	Pandora As Reported	Pro Forma Adjustments for Pandora	Ref	Reclassifications and Other Adjustments	Ref	Pro Forma Combined Sirius XM	Ref
Revenue:
Subscriber revenue	$3,418,485	$344,175	—		$(673)	(f)	$3,761,987
Advertising revenue	135,477	777,480	—				912,957
Equipment revenue	112,628	—	—				112,628
Other revenue	608,194	—	—		673	(f)	608,867

Total revenue	4,274,784	1,121,655	—		—		5,396,439
Operating expenses:
Cost of services*	1,736,055	765,515	(13,523)	(a)	2,480	(f)	2,490,527
Subscriber acquisition costs	351,940	—					351,940
Sales and marketing	344,426	374,351	(250)	(a)	(12,807)	(f)	705,720
Engineering, design and development	89,133	118,788	(291)	(a)	(5,870)	(f)	201,760
General and administrative	263,110	142,521	(550)	(a)	(30,029)	(f)	375,052
Depreciation and amortization	222,345	—	97,125	(a)	29,553	(f)	349,023

Total operating expenses	3,007,009	1,401,175	82,511		(16,673)		4,474,022

Income (loss) from operations	1,267,775	(279,520)	(82,511)		16,673		922,417
Other income (expense):
Interest expense	(262,924)	(20,799)	—		—		(283,723)
Loss on extinguishment of debt	—	—	—		(16,673)	(f)	(16,673)
Other income (expense)	82,334	6,033	—		(73,880)	(d)	14,487

Total other expense	(180,590)	(14,766)	—		(90,553)		(285,909)

Income (loss) before income taxes	1,087,185	(294,286)	(82,511)		(73,880)		636,508
Income tax (expense) benefit	(162,344)	6,933	20,215	(h)	18,101	(h)	(117,095)

Net income (loss)	$924,841	$(287,353)	$(62,296)		$(55,779)		$519,413

Foreign currency translation	(9,972)	(241)	—		—		(10,213)
Change in net unrealized loss on marketable securities	—	(13)	—		—		(13)

Total comprehensive income (loss)	$914,869	$(287,607)	$(62,296)		$(55,779)		$509,187

Basic net income (loss) per common share	$0.21	$(1.19)					$0.107

Diluted net income (loss) per common share	$0.20	$(1.19)					$0.104

Basic weighted average common shares outstanding	4,482,249	260,327					4,873,037	(i)

Diluted weighted average common shares outstanding	4,586,346	260,327					4,977,134	(i)

Dividends declared per common share	$0.033	$—					$0.033

*	Cost of services excludes the impact of depreciation and amortization.

See accompanying notes to unaudited pro forma combined condensed consolidated financial statements.

SIRIUS XM AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

in thousands, except per share data	Sirius XM As Reported	Pandora As Reported	Pro Forma Adjustments for Pandora	Ref	Reclassifications and Other Adjustments	Ref	Pro Forma Combined Sirius XM	Ref
Revenue:
Subscriber revenue	$4,472,522	$315,853	—		$(744)	(f)	$4,787,631
Advertising revenue	160,347	1,074,927	—				1,235,274
Equipment revenue	131,586	—	—				131,586
Other revenue	660,674	76,032	—		744	(f)	737,450

Total revenue	5,425,129	1,466,812	—		—		6,891,941
Operating expenses:
Cost of services*	2,101,982	967,067	(15,290)	(a)	14,180	(f)	3,067,939
Subscriber acquisition costs	499,492	—					499,492
Sales and marketing	437,739	492,542	(3,049)	(a)	(22,601)	(f)	904,631
Engineers, design and development	112,427	154,325	(2,270)	(a)	(8,144)	(f)	256,338
General and administrative	334,023	190,711	(733)		(34,345)	(f)	489,656
Depreciation and amortization	298,602	—	129,500	(a)	41,607	(f)	469,709
Impairment of goodwill	—	131,997					131,997
Contract termination fees	—	23,044			(23,044)	(f)	—

Total operating expenses	3,784,265	1,959,686	108,158		(32,347)		5,819,762

Income (loss) from operations	1,640,864	(492,874)	(108,158)		32,347		1,072,179
Other income (expense):
Interest expense	(345,820)	(29,335)	—		—		(375,155)
Loss on extinguishment of debt	(43,679)	—	—		—		(43,679)
Other income (expense)	12,844	3,024	—		(32,819)	(d)(f)	(16,951)

Total other expense	(376,655)	(26,311)	—		(32,819)		(435,785)

Income (loss) before income taxes	1,264,209	(519,185)	(108,158)		(472)		636,394
Income tax (expense) benefit	(616,301)	790	41,641	(h)	182	(h)	(573,688)

Net income (loss)	$647,908	$(518,395)	$(66,517)		$(290)		$62,706

Foreign currency translation	18,546	553	—		—		19,099
Change in net unrealized loss on marketable securities	—	52	—		—		52

Total comprehensive income (loss)	$666,454	$(517,790)	$(66,517)		$(290)		$81,857

Basic net income (loss) per common share	$0.14	$(2.29)					$0.012

Diluted net income (loss) per common share	$0.14	$(2.29)					0.012

Basic weighted average common shares outstanding	4,637,553	243,637					5,028,341	(i)

Diluted weighted average common shares outstanding	4,723,535	243,637					5,114,323	(i)

Dividends declared per common share	$0.041	$—					$0.041

*	Cost of services excludes the impact of depreciation and amortization.

See accompanying notes to unaudited pro forma combined condensed consolidated financial statements.

Note 1—Basis of Pro Forma Presentation

The unaudited pro forma condensed combined consolidated balance sheet as of September 30, 2018 and the unaudited pro forma condensed combined consolidated statements of operations for the nine months ended September 30, 2018 and for the year ended December 31, 2017 are based on (i) the historical unaudited consolidated financial statements of Sirius XM as of and for the nine months ended September 30, 2018 contained in Sirius XM’s Quarterly Report on Form 10-Q filed with the SEC on October 24, 2018, (ii) the historical audited consolidated financial information of Sirius XM for the year ended December 31, 2017 contained in Sirius XM’s Annual Report on 10-K filed with the SEC on January 31, 2018, (iii) the historical unaudited consolidated financial statements of Pandora as of and for the nine months ended September 30, 2018 contained in Pandora’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018 and (iv) the historical audited consolidated financial information of Pandora for the year ended December 31, 2017 contained in Pandora’s Annual Report on Form 10-K filed with the SEC on February 26, 2018.

The pro forma adjustments are included only to the extent they are (i) directly attributable to the transactions (ii) factually supportable and (iii) with respect to the unaudited pro forma statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and does not purport to represent what the results of operations or financial position of Sirius XM would actually have been had the transactions occurred in prior periods, or to project the results of operations or financial position of Sirius XM for any future periods. The unaudited pro forma adjustments are based on available information and certain assumptions that Sirius XM’s management believes are reasonable. The unaudited pro forma adjustments are directly attributable to the transactions and are expected to have a continuing impact on the results of operations of Sirius XM. In the opinion of Sirius XM’s management, all adjustments necessary to present fairly the unaudited pro forma condensed combined financial information have been made.

Note 2—Estimated Consideration and Pro Forma Purchase Price Allocation

Estimated Consideration

As required by acquisition accounting, an estimate of such consideration has been made at estimated fair value of approximately $3.0 billion, which represents the fair value of Sirius XM common stock to be issued on the closing of the transactions, estimated value of Sirius XM replacement equity awards attributable to pre-combination service and the fair value of the Pandora preferred stock investment, in each case as valued as of December 10, 2018. The Pandora preferred stock investment, which is all owned by Sirius XM and is accounted for as a related party fair value instrument, will be cancelled in connection with the completion of the transactions and therefore, to reflect the cost to Sirius XM of such cancellation, the fair value of the Pandora preferred stock investment is included in the calculation of total estimated consideration being paid by Sirius XM. The consideration used in the application of acquisition accounting, upon the transactions closing, will be based on the fair value of Sirius XM common stock to be issued as of the closing of the transactions and the fair value of the Pandora preferred stock investment, which may differ significantly from the amount determined as of December 10, 2018.

The estimated consideration is as follows:

(in thousands except for share data)
Pandora common stock outstanding at December 10, 2018	271,380,290
Exchange ratio	1.44

Sirius XM common stock to be issued	390,787,618
Price per share	$6.20

Estimated value of Sirius XM common stock to be issued to Pandora stockholders pursuant to the transactions	$2,422,883
Estimated value of Sirius XM replacement equity awards attributable to pre-combination service*	$51,351

Estimated consideration of Sirius XM common stock and replacement equity awards for pre-combination service	$2,474,234

Sirius XM’s Pandora preferred stock investment (related party fair value instrument) to be cancelled	$519,211

Total estimated consideration for transactions	$2,993,445

Value attributed to par at $0.001 par value	$391
Balance to capital in excess of par value	$2,422,492

*

The estimated value of Sirius XM replacement equity awards attributable to pre-combination service is based on the estimated fair value of restricted stock units and stock options that will be assumed by Sirius XM upon completion of the transactions. ASC 805 requires that the fair value of replacement awards attributable to pre-combination service be included in the consideration transferred. The majority of this amount is related to restricted stock units and is based on the market price of Pandora common stock of $8.64 as of December 10, 2018.

The following table shows the impact of a 10% change in the price per share of Sirius XM common stock, total estimated consideration and goodwill:

Change in Price per Share of Sirius XM Common Stock	Price per Share of Sirius XM Common Stock	Total Estimated Consideration	Estimated Goodwill
Increase of 10%	$6.82	$3,241,606	$1,122,497
Decrease of 10%	$5.58	$2,745,339	$626,230

Preliminary Purchase Price Allocation

In accordance with the acquisition method of accounting, the actual consolidated financial statements of Sirius XM will reflect the transactions only from and after the date of the completion of the acquisition. Sirius XM has not yet undertaken a detailed analysis of the fair value of Pandora’s assets and liabilities and will not complete the purchase price allocation related to the transactions until after the transactions are completed. The preliminary allocation of the purchase price to the acquired assets and assumed liabilities was based upon the preliminary estimate of fair values of certain intangible assets as discussed below. For the preliminary estimate of fair values of these assets assumed, Sirius XM used publicly available benchmarking information as well as a variety of other company specific assumptions, including market participant assumptions. Accordingly, the unaudited pro forma adjustments are preliminary and subject to change as additional information becomes available and additional analyses of these assets, as well as other assets and liabilities to be assumed, are performed. The final acquisition accounting could result in material differences, which could have a material impact on the accompanying unaudited pro forma condensed combined consolidated financial statements and Sirius XM’s future results of operations and financial position.

The following table sets forth a preliminary allocation of the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed of Pandora using Pandora’s unaudited consolidated balance sheet as of September 30, 2018, with the excess recorded to goodwill:

(in thousands)
Current assets	$818,952
Property and equipment	68,545
Intangible assets (estimated fair value)	1,462,703
Deferred Tax Assets	363,670
Long term assets	11,575

Total assets	2,725,445
Current liabilities	(325,992)
Long-term debt	(255,272)
Other long term liabilities	(25,072)

Total liabilities	(606,336)
Net assets acquired (a)	2,119,109
Estimated merger consideration (b)	2,993,445

Estimated goodwill (b) - (a)	$874,336

Elimination of existing Goodwill recorded by Pandora	$(178,917)
Additional Goodwill recorded as a result of the transactions	$695,419

Intangible Assets

Preliminary identifiable intangible assets in the unaudited pro forma condensed combined consolidated financial information consist of the following:

(in thousands, except for estimated useful life) Intangible Assets	Book Value as of September 30, 2018 (Excluding AdsWizz) (a)	Reclassifications from Property and Equipment (b)	Estimated Fair Value as of September 30, 2018 (Excluding AdsWizz) (c)	Pro Forma Adjustment (c - a - b)	Estimated Useful Life	Fair Value Range
Trademark	$77	$—	$470,000	$469,923	Indefinite	$280,000 - $660,000
Customer Relationships	—	—	632,000	632,000	8 - 10 years	$330,000 - $935,000
Developed Technology	14,777	39,257	320,000	265,966	5 years	$120,000 - $520,000

Total	$14,854	$39,257	$1,422,000	$1,367,889

	Book Value as of September 30, 2018 (AdsWizz) (d)	Estimated Fair Value as of September 30, 2018 (Total) (c + d)
Trademark	$547	$470,547
Customer Relationships	10,952	642,952
Developed Technology	29,204	349,204

Total	$40,703	$1,462,703

Sirius XM has assessed the value of intangible assets related to Pandora’s acquisition of AdsWizz Inc. on May 25, 2018 at carrying value as of September 30, 2018, $40,703. Accordingly a fair value analysis was performed by an independent third party to determine the fair value of the net assets acquired from AdsWizz. This valuation was completed on July 31, 2018 and represents the best available information at this time. For purposes of the pro forma financial statements, we included this amount at carrying value.

The amortization related to the identifiable intangible assets is reflected as a pro forma adjustment in the unaudited pro forma condensed combined consolidated statements of operations based on the estimated useful lives above and as further described in Note 3(a). The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets, and the related amount of amortization, may differ materially from this preliminary allocation. In addition, the amortization impacts will ultimately be based upon the periods in which the associated economic benefits or detriments are expected to be derived or, where appropriate, based on the use of a straight-line method. Therefore, the amount of amortization following the transactions may differ significantly between periods based upon the final value assigned and amortization methodology used for each identifiable intangible asset.

Property and Equipment

The following table presents the net book value, reclassificiation adjustments and pro forma fair value of property and equipment by asset class in the unaudited pro forma combined condensed consolidated balance sheet as of September 30, 2018. We reclassified the net book value of ‘Software developed for internal use—customer facing’ to Intangible Assets, as this technology was included in the estimated fair value of Developed Technology determined above. Sirius XM has not yet undertaken a detailed analysis of the par value of Pandora’s property and equipment and therefore all other property and equipment has been recorded at cost basis in the unaudited pro forma combined condensed consolidated balance sheet as of September 30, 2018.

	Book Value as of September 30, 2018	Reclassification to Intangible Assets	Pro Forma Fair Value as of September 30, 2018
Property and equipment, net
Servers, computers and other related equipment	$18,864	$—	$18,864
Software developed for internal use—customer facing	39,257	(39,257)	—
Software developed for internal use—other	10,462	—	10,462
Leasehold improvements	18,678	—	18,678
Construction in progress	17,482	—	17,482
Office furniture and equipment	3,059	—	3,059

Total property and equipment, net	$107,802	$(39,257)	$68,545

Note 3—Pro Forma Adjustments

(a)	Depreciation and amortization

The adjustment for the nine months ended September 30, 2018 and year ended December 31, 2017 reverses historical depreciation of developed technology and historical amortization of intangible assets, and includes the addition for estimated amortization of pro forma intangible assets based on their estimated useful life.

	Pro Forma Nine Months Ended September 30, 2018	Pro Forma 12 Months Ended December 31, 2017
Reversal of Pandora’s historical depreciation related to developed technology	$(10,059)	$(8,258)
Reversal of Pandora’s historical amortization related to intangible assets	(4,555)	(13,084)
Amortization of purchased identifiable intangible assets	97,125	129,500

Net change to depreciation and amortization	$82,511	$108,158

(b)	Reflects the estimated fair value of additional intangible assets identified and the elimination of certain existing intangibles. See “Intangible Assets” discussion in Note 2 above.
(c)	Reflects the impact of pro forma adjustments to goodwill based on the preliminary purchase price allocation discussed above.
(d)

The adjustment eliminates the impact of the Pandora preferred stock investment, which included a $73,880 and $472 unrealized gain recorded in Sirius XM’s financial statements during the nine months ended September 30, 2018 and year ended December 31, 2017, respectively.

(e)

Sirius XM management has performed a preliminary analysis of Pandora’s net operating losses of approximately $973 million as of December 31, 2017 and additional estimated net operating losses of approximately $294 million for the nine months ended September 30, 2018. Based on this preliminary analysis, no limitation as to the total value of such net operating losses was identified under Section 382 of the Code. However, there may be limitations on the amount of net operating losses that can be used by Sirius XM within a specific year. The pro forma adjustment considers the estimated taxable income of the combined entity through September 30, 2018 and therefore, the valuation allowance previously recorded in Pandora’s financial statements related to such net operating losses will no longer be recorded post-combination. Upon completion of the final analysis, the pro forma financial information presented above will be updated.

(f)

The adjustment represents reclassifications to conform Pandora’s financial statement presentation and accounting policies to those of Sirius XM. Specifically, within the unaudited pro forma combined condensed consolidated balance sheet, current liabilities have been reclassified between financial statement captions to conform to Sirius XM’s presentation. Specifically, within the unaudited pro forma combined condensed consolidated statements of comprehensive income, refer to the table below for the reclassifications and adjustments made to the consolidated statements of comprehensive income for the nine months ended September 30, 2018 and year ended December 31, 2017. Sirius XM is still in the process of evaluating the pro forma adjustments necessary to conform the accounting policies of Pandora to those of Sirius XM and expects further adjustments may be necessary as Sirius XM conducts a more detailed review of Pandora’s accounting policies.

	For the Nine Months Ended September 30, 2018
	Reclassifications and other adjustments
	Bad debt expense, credit card fees, and other customer service and billing costs	Depreciation and amortization	Loss on extinguishment of debt	Elimination of SXM Unrealized Gain on Investment Ref (d)	Other Revenue	Total Ref (d)(f)
Revenue:
Subscriber revenue					$(673)	$(673)
Advertising revenue						—
Equipment revenue						—
Other revenue					673	673

Total revenue	—	—	—	—	—	—
Operating expenses:
Cost of services	12,220	(9,740)				2,480
Subscriber acquisition costs						—
Sales and marketing	(2,299)	(10,508)				(12,807)
Engineering, design and development		(5,870)				(5,870)
General and administrative	(9,921)	(3,435)	(16,673)			(30,029)
Depreciation and amortization		29,553				29,553
Impairment of goodwill						—
Contract termination fees						—

Total operating expenses	—	—	(16,673)	—	—	(16,673)

Income from operations	—	—	16,673	—	—	16,673
Other income (expense):
Interest expense						—
Loss on extinguishment of debt			(16,673)			(16,673)
Other income (expense)				(73,880)		(73,880)

Total other expense	—	—	(16,673)	(73,880)	—	(90,553)

	For the Year Ended December 31, 2017
	Reclassifications and other adjustments
	Bad debt expense, credit card fees, and other customer service and billing costs	Depreciation and amortization	Contract Termination Fees	Loss on sales of subsidiaries	Elimination of SXM Unrealized Gain on Investment Ref (d)	Other Revenue	Total Ref (d)(f)
Revenue:
Subscriber revenue						$(744)	$(744)
Advertising revenue							—
Equipment revenue							—
Other revenue						744	744

Total revenue	—	—	—	—	—	—	—
Operating expenses:
Cost of services	22,877	(8,697)					14,180
Subscriber acquisition costs							—
Sales and marketing	(3,057)	(19,544)					(22,601)
Engineering, design and development		(8,144)					(8,144)
General and administrative	(19,820)	(5,222)		(9,303)			(34,345)
Depreciation and amortization		41,607					41,607
Impairment of goodwill							—
Contract termination fees			(23,044)				(23,044)

Total operating expenses	—	—	(23,044)	(9,303)	—	—	(32,347)

Income from operations							32,347
Other income (expense):
Interest expense							—
Loss on extinguishment of debt							—
Other income (expense)			(23,044)	(9,303)	(472)		(32,819)

Total other expense	—	—	(23,044)	(9,303)	(472)	—	(32,819)

(g)	Reflects the impact of the following equity activity:

Elimination of Pandora common stock	$(27)
Estimated value of Sirius XM common stock	391

Total adjustment of common stock	364
Elimination of Pandora additional paid-in capital	$(1,632,178)
Estimated value of Sirius XM additional paid-in capital	2,422,492
Estimated value of Sirius XM replacement equity awards attributable to the pre-combination service	51,351

Total adjustment to additional paid-in capital	841,665
Elimination of Pandora accumulated deficit	$1,579,125
Loss on cancellation of Pandora preferred stock investment (related party note receivable)	(35,141)

Total adjustment to accumulated deficit	1,543,984
(h)

The adjustment to income taxes was calculated by applying Sirius XM’s statutory tax rate at September 30, 2018 and December 31, 2017 of approximately 24.5% and 38.5%, respectively, to the taxable pro forma adjustments.

(i)

As of December 10, 2018, Sirius XM intends to issue approximately 391 million shares of Sirius XM common stock to Pandora stockholders and Pandora employees upon completion of the transactions. Therefore, pro forma shares used to compute earnings per share were calculated using Sirius XM’s historical weighted average shares outstanding at September 30, 2018 and December 31, 2017, plus the approximately 391 million shares that will be issued in connection with the transactions.

DESCRIPTION OF SIRIUS XM CAPITAL STOCK

The following summary is a description of the material terms of Sirius XM’s capital stock and should be read in conjunction with the section entitled “Comparison of Stockholders’ Rights,” beginning on page 127. This summary is not meant to be complete and is qualified by reference to the applicable provisions of the DGCL, the Sirius XM charter and the Sirius XM bylaws. Copies of the Sirius XM charter and Sirius XM bylaws are incorporated by reference in this proxy statement/prospectus. For more information, see “Where You Can Find More Information,” beginning on page 140.

General

Sirius XM’s authorized capital stock consists of 9,000,000,000 shares of Sirius XM common stock and 50,000,000 shares of preferred stock, par value $0.001 per share, which we refer to as the Sirius XM preferred stock.

Sirius XM Common Stock

Voting Rights

Except as otherwise provided by law, as set forth in the Sirius XM charter or as otherwise provided in any designation of any outstanding series of Sirius XM preferred stock, the holders of Sirius XM common stock will have general voting power on all matters as a single class.

Holders of Sirius XM common stock are entitled to one vote per share held of record on all matters to be voted on by the holders of Sirius XM common stock. Sirius XM stockholders are not entitled to cumulative voting of their shares in elections of directors.

Liquidation Rights

In the event of the voluntary or involuntary liquidation, dissolution or winding up of Sirius XM, the prior rights of creditors and the aggregate liquidation preference of any Sirius XM preferred stock then outstanding must first be satisfied. The holders of Sirius XM common stock will be entitled to share in the remaining assets of Sirius XM on a pro rata basis.

Dividends

Shares of Sirius XM common stock are entitled to participate equally in dividends when and as dividends may be declared by the Sirius XM board of directors out of funds legally available.

Preemptive Rights

No holder of shares of any class or series of capital stock of Sirius XM or holder of any security or obligation convertible into shares of any class or series of capital stock of Sirius XM will have any preemptive right to subscribe for, purchase or otherwise acquire shares of any class or series of capital stock of Sirius XM.

Transfer Agent and Registrar

The transfer agent and registrar for Sirius XM common stock is Computershare Inc.

No Stockholder Rights Plan

Sirius XM currently does not have a stockholder rights plan.

Description of Sirius XM Preferred Stock

The Sirius XM board of directors is authorized to provide for the issuance of shares of Sirius XM preferred stock in one or more series and to fix the number of shares and distinctive designation of such series, the voting powers (if any), and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series, by resolution or resolutions adopted by the Sirius XM board of directors providing for the issue of such series. This authorization includes the right to fix the designation of the series and the number of shares in it, dividend rates and rights, voting rights, conversion rights, redemption rights, sinking fund provisions liquidation rights, and any other relative rights, preferences, and limitations. As of the record date, there were no shares of Sirius XM preferred stock issued and outstanding.

The issuance of shares of Sirius XM preferred stock could adversely affect the availability of earnings for distribution to the holders of Sirius XM common stock if the preferred stock provides for cumulative dividends, dividend preferences, conversion rights or exchange, redemption or other similar rights or preferences.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the transactions are consummated, Pandora stockholders will have their shares of Pandora common stock automatically converted into shares of Sirius XM common stock. The rights of Pandora stockholders are currently governed by the DGCL, the Pandora charter and the Pandora bylaws. The rights of holders of shares of Sirius XM common stock are currently governed by the DGCL, the Sirius XM charter and the Sirius XM bylaws.

The following is a summary of certain material differences between the rights of holders of shares of Pandora common stock and holders of shares of Sirius XM common stock, but does not purport to be a complete description of those differences, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of the DGCL, as well as the applicable governing corporate instruments of Sirius XM and Pandora, copies of which are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” beginning on page 140. The following summary is qualified in its entirety by reference to the relevant provisions of (a) the DGCL, (b) the Pandora charter, (c) the Pandora bylaws, (d) the Sirius XM charter and (e) the Sirius XM bylaws.

Rights of Pandora Stockholders	Rights of Sirius XM Stockholders
Authorized Capital Stock

The Pandora charter authorizes Pandora to issue 1,000,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.	The Sirius XM charter authorizes Sirius XM to issue 9,000,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.

As of the record date, there were 271,394,142 shares of Pandora common stock issued and outstanding and 480,000 shares of Pandora preferred stock issued and outstanding.	As of the record date, there were 4,376,852,786 shares of Sirius XM common stock issued and outstanding and no shares of Sirius XM preferred stock issued and outstanding.

Voting Rights

Holders of Pandora common stock are entitled to one vote per share held of record on all matters to be voted on by the holders of Pandora common stock and vote together with the holders of Pandora preferred stock, who are entitled to 48,426,718 votes, which is equal to the number of shares of common stock into which the shares of preferred stock could be converted on the record date, rounded to the nearest share. Holders of Pandora common stock do not have cumulative voting rights in the election of directors.

Holders of Sirius XM common stock are entitled to one vote per share held of record on all matters to be voted on by the holders of Sirius XM common stock. Holders of Sirius XM common stock do not have cumulative voting rights in the election of directors.

Number of Directors

The Pandora bylaws provide that the number of directors which shall constitute the Pandora board of directors shall initially be eight (8) and, thereafter, shall be fixed exclusively by one or more resolutions adopted from time to time by the affirmative vote of a majority of the Pandora board. The Pandora board of directors presently consists of nine (9) directors.

The Sirius XM bylaws provide that the Sirius XM board of directors consist of no fewer than 3 and no more than 15 directors, as determined from time to time by the affirmative vote of a majority of the Sirius XM directors. The Sirius XM board of directors presently consists of 13 directors.

Classes of Directors

The Pandora board of directors is divided into three classes, designated Class I, Class II and Class III. Each class consists, as nearly as may be possible, of one-third of the total number of directors constituting the entire Pandora board of directors. Each director serves for a term ending on the date of the third annual meeting of Pandora stockholders following the annual meeting at which such director was elected.

The Sirius XM board of directors is not classified. The Sirius XM bylaws provide for annual election of directors.

Removal of Directors

The Pandora bylaws provide that no Pandora director may be removed from office by the Pandora stockholders except for cause with the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of Pandora then entitled to vote generally in the election of directors, voting together as a single class.

Under the DGCL, a director may be removed with or without cause by a majority of the shares entitled to vote at an election of the directors.

Filling Vacancies on the Board of Directors

Under the Pandora bylaws, vacancies on the Pandora board of directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors may be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director.

Under the DGCL and the Sirius XM bylaws, any vacancy on the board of directors (whether resulting from an increase in the total number of directors, the departure of one of the directors) may be filled by the affirmative vote of a majority of the directors then in office or by a sole remaining director.

Notice of Certain Stockholder Action

The Pandora bylaws state that a stockholder may only nominate directors for election or present an action to be taken at an annual stockholders’ meeting if the stockholder gives advance notice not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date then to be timely such notice must be received by Pandora no earlier than 120 days prior to such annual meeting and no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting was first made by Pandora. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Notwithstanding anything in the previous two sentences to the contrary, the notice requirements with respect to director nominations or other business shall be deemed satisfied by a stockholder if such stockholder has submitted a proposal to Pandora, a nomination in compliance with Rule 14a-11 or a proposal in compliance with Rule 14a-8 under the Exchange Act, and such stockholder’s nomination or proposal, as the case may be, has been included in a proxy statement that has been prepared by Pandora to solicit proxies for the meeting of stockholders.

The Sirius XM bylaws state that a stockholder may only nominate directors for election or present an action to be taken at an annual stockholder’s meeting if the stockholder gives advance notice not less than 70 days and not more than 90 days before the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 70th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Notwithstanding anything in the previous sentence to the contrary, in the event that the number of directors to be elected to the Sirius XM board of directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors made by Sirius XM at least eighty days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the corporate secretary at the principal executive offices of Sirius XM not later than the close of business on the tenth day following the day on which such public announcement is first made by Sirius XM.

Calling Special Meetings of Stockholders

Under the DGCL, a special meeting of a corporation’s stockholders may be called by the board or by any other person authorized by the corporation’s charter or bylaws. All stockholders of record entitled to vote must receive notice of all stockholder meetings not less than 10 nor more than 60 days before the date of the stockholder meeting.

The Pandora bylaws provide that special meetings of the stockholders may be called by a majority of the Pandora board of directors, the Chairman of the Pandora board of directors, the President or the Secretary and may not be called by any other person. The purpose or purposes of the proposed meeting shall be included in the notice setting forth such call.

The Sirius XM bylaws provide that special meetings of the stockholders shall be called at any time by the Secretary or any other officer, whenever directed by not less than two members of the Board of Directors or by the Chief Executive Officer. The purpose or purposes of the proposed meeting shall be included in the notice setting forth such call.

Action by Written Consent

The DGCL allows action to be taken by stockholders by written consent to be made by the holders of the minimum number of votes that would be needed to approve a matter at an annual or special meeting of stockholders, unless this right to act by written consent is denied in the corporation’s charter.

The Pandora charter provides that subject to the rights of the holders of any series of Pandora preferred stock then outstanding, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with the DGCL, the Pandora charter and the Pandora bylaws and may not be taken by written consent of stockholders without a meeting.

The Sirius XM charter does not limit the right of Sirius XM’s stockholders to take action by written consent without an annual or special meeting of stockholders.

Quorum at Stockholders Meetings

The Pandora bylaws provide that, unless otherwise provided under the Pandora charter or the Pandora bylaws and subject to the DGCL, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of Pandora entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority in voting interest of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

The Sirius XM bylaws provide that, unless otherwise required by law or the Sirius XM charter, holders of a majority in voting power of the Sirius XM capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, at any regularly called meeting of stockholders there shall be less than a quorum present, the stockholders present may adjourn the meeting from time to time without further notice other than announcement at the meeting until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if, after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Stockholder Rights Plan

Pandora has not adopted a stockholder rights plan.	Sirius XM has not adopted a stockholder rights plan.

Anti-Takeover Provisions and Other Stockholder Protections

Both Sirius XM and Pandora are subject to Section 203 of the DGCL, which under certain circumstances may make it more difficult for a person who would be an “Interested Stockholder” (defined generally as a person with 15% or more of a corporation’s outstanding voting stock) to effect a “Business Combination” (defined generally as mergers, consolidations and certain other transactions, including sales, leases or other dispositions of assets with an aggregate market value equal to 10% or more of the aggregate market value of the corporation) with the corporation for a three-year period. Under Section 203, a corporation may under certain circumstances avoid the restrictions imposed by Section 203. Moreover, a corporation’s charter or bylaws may exclude a corporation from the restrictions imposed by Section 203. Neither the Sirius XM or Pandora charter or bylaws exclude the companies from the restrictions imposed under Section 203.

Indemnification of Directors and Officers

The Pandora charter provides that a director of Pandora shall not be liable to Pandora or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.
Pandora indemnifies, to the fullest extent permitted by Delaware law, each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Pandora or is or was serving at the request of Pandora as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Pandora pays the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware law. Pandora may, by action of the Pandora board of directors, provide indemnification to such of the employees and agents of Pandora to such extent and to such effect as the Pandora board of directors shall determine to be appropriate and authorized by Delaware law. Pandora has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Pandora, or is or was serving at the request of Pandora as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not Pandora would have the power to indemnify such person against such liability under Delaware law. The indemnification is not exclusive of any other right that any person may otherwise have or acquire.

The Sirius XM charter provides that no Sirius XM director shall be personally liable to Sirius XM or its stockholders for monetary damages for breach of fiduciary duty by that director as a director. However, this limitation does not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to Sirius XM or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for violation of the DGCL regarding unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit.
Sirius XM indemnifies, to the full extent permitted by law, any person (or the estate of any person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or complete action, suit or proceeding, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer or employee of Sirius XM, or is or was serving at the request of Sirius XM as a director, officer or employee of another corporation, limited liability company, partnership, joint venture, trust or other enterprise. Sirius XM may, to the full extent permitted by law, purchase and maintain insurance on behalf of any such person against any liability which may be asserted against him or her. To the full extent permitted by law, the indemnification includes expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, and any such expenses may be paid by Sirius XM in advance of the final disposition of such action, suit or proceeding. The indemnification does not limit Sirius XM right to indemnify any other person for any such expenses to the full extent permitted by law, nor is it exclusive of any other rights to which any person seeking indemnification from Sirius XM may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

Amendments to Charter and Bylaws

Under the DGCL, an amendment to the charter requires approval by both the board of directors and the holders of a majority of the votes entitled to be cast. Any proposed amendment to the certificate of incorporation that would increase or decrease the authorized shares of a class of stock, increase or decrease the par value of the shares of a class of stock, or alter or change the powers, preferences or special rights of the shares of a class of stock (so as to affect them adversely) requires approval of the holders of a majority of the outstanding shares of the affected class, voting as a separate class, in addition to the approval of the holders of a majority of the shares entitled to vote on that proposed amendment. If any proposed amendment would alter or change the powers, preferences or special rights of any series of a class of stock so as to affect them adversely, but does not affect the entire class, then only the shares of the series affected by the proposed amendment is considered a separate class for purposes of the immediately preceding sentence.

The Pandora charter provides that the provisions set forth in Articles IV(B) (Voting Rights), V (Bylaws), VI (Board of Directors), VII (Indemnification), VIII (Meeting of Stockholders), IX (Forum Selection) and X (Amendments) of the Pandora charter may not be repealed or amended in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying or permitting the circumvention of the provisions set forth in Articles IV(B), V, VI, VII, VIII, IX and X of the Pandora charter, unless such action is approved by the affirmative vote of the holders of not less than sixty-six and two-third percent (66-2/3%) of the total voting power of all outstanding securities of Pandora then entitled to vote generally in the election of directors, voting together as a single class.
The Pandora board of directors has the power to adopt, amend or repeal the Pandora bylaws. The Pandora stockholders may adopt, amend or repeal the Pandora bylaws only with the affirmative vote of the holders of not less than sixty-six and two-thirds percent (66-2/3%) of the total voting power of all outstanding securities of Pandora then entitled to vote generally in the election of directors, voting together as a single class.

The Sirius XM charter does not contain any special provisions regarding approval of amendments to the charter.
The Sirius XM bylaws may be amended or repealed by the Sirius XM board of directors or the Sirius XM stockholders. However, the affirmative holders of at least 80 percent in voting power of all shares of Sirius XM entitled to vote generally in the election of directors, voting together as a single class, are required in order for the stockholders to amend, repeal or modify Section 2 (“Special Meetings”) and Section 11 (“Nominations, etc.”) of Article 1 or this sentence.

Appraisal Rights

Under Section 262 of the DGCL, a stockholder may dissent from, and receive payments in cash for, the fair value of his or her shares as appraised by the Delaware Court of Chancery in the event of certain mergers and consolidations. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are available to stockholders of the surviving corporation if such merger did not require the vote of the stockholders of the surviving corporation. Notwithstanding the foregoing, appraisal rights are generally available for stockholders required by the terms of a merger agreement to accept anything in respect of their shares other than (a) shares of stock of the surviving corporation, (b) shares of stock that, at the effective date of the merger, will be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash in lieu of any fractional shares or (d) any combination of the foregoing.

Holders of Pandora common stock are not entitled to appraisal rights in connection with the transactions.	Sirius XM stockholders do not have any appraisal rights in connection with the transactions.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation cannot be less than the aggregate par value of all issued shares of capital stock. Net assets equals total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Mergers, Consolidations and Other Transactions

Under the DGCL, the board of directors and the holders of a majority of the shares entitled to vote must approve a merger, consolidation or sale of all or substantially all of a corporation’s assets. However, unless the corporation provides otherwise in its charter, no stockholder vote of a constituent corporation surviving a merger under certain circumstances.

The Pandora charter does not contain any super-majority voting requirements governing mergers, consolidations, sales of substantially all of the assets, liquidations, reclassifications or recapitalizations.

The Sirius XM charter does not contain any super-majority voting requirements governing mergers, consolidations, sales of substantially all of the assets, liquidations, reclassifications or recapitalizations.

APPRAISAL RIGHTS

Dissenters’ rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under the DGCL, holders of Pandora common stock will not be entitled to dissenters’ or appraisal rights in connection with the transactions.

LEGAL OPINIONS

The legality of shares of Sirius XM common stock offered by this proxy statement/prospectus will be passed upon for Sirius XM by Simpson Thacher & Bartlett LLP.

The material U.S. federal income tax consequences relating to the transactions will be passed upon for Pandora by Sidley Austin LLP and for Sirius XM by Simpson Thacher & Bartlett LLP. See “The Transactions—Material U.S. Federal Income Tax Consequences” beginning on page 87.

EXPERTS

The consolidated financial statements of Sirius XM and its subsidiaries as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 are included in the 2017 Annual Report of Sirius XM and its subsidiaries filed on Form 10-K and have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2017 consolidated financial statements of Sirius XM and its subsidiaries refers to a change in the method of accounting for share-based payments in 2016 due to the adoption of ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.

The consolidated financial statements of Pandora appearing in Pandora’s Annual Report (Form 10-K) for the year ended December 31, 2017, and the effectiveness of Pandora’s internal control over financial reporting as of December 31, 2017, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Pandora board of directors knows of no matters that will be presented for consideration at the Pandora special meetings other than as described in this proxy statement/prospectus. If any other matters properly come before the Pandora special meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

PANDORA ANNUAL MEETING STOCKHOLDER PROPOSALS

If the transactions are not consummated in the expected timeframe, or at all, Pandora may hold a 2019 annual meeting of stockholders, which we refer to as the 2019 Annual Meeting, and eligible Pandora stockholders may submit proposals for consideration at Pandora’s future annual stockholder meetings. In order for a stockholder proposal to be considered for inclusion in the proxy materials for the 2019 Annual Meeting, proposals must be received by Pandora’s Corporate Secretary no later than December 10, 2018 and must comply with the provisions of Rule 14a-8 of the Exchange Act.

Pandora stockholders intending to present a proposal at the 2019 Annual Meeting, but not to include the proposal in Pandora’s proxy statement, must comply with the requirements set forth in Pandora’s bylaws, which require, among other things, that a Pandora stockholder submit a written notice of intent to present such a proposal to its Corporate Secretary at its principal executive offices not less than 90 days and no more than 120 days prior to the first anniversary of the preceding year’s Annual Meeting of Stockholders (as long as the date of the Annual Meeting is not advanced more than 30 days or delayed more than 70 days after the anniversary date). Therefore, Pandora’s Corporate Secretary must receive notice of such proposal for the 2019 Annual Meeting no later than the close of business on February 20, 2019 and not earlier than the close of business on January 21, 2019. If the notice is received after February 20, 2019 or before January 21, 2019 it will be considered untimely and Pandora will not be required to present it at the 2019 Annual Meeting.

WHERE YOU CAN FIND MORE INFORMATION

Sirius XM and Pandora file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any reports, statements or other information on file with the SEC at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Sirius XM and Pandora, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult the website of Sirius XM or Pandora for more information concerning the transactions. The website of Sirius XM is www.siriusxm.com. The investor relations website of Pandora is investor.pandora.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

Sirius XM has filed a registration statement on Form S-4 to register with the SEC the shares of Sirius XM common stock that Pandora’s stockholders will receive in connection with the transactions. This proxy statement/prospectus forms a part of the registration statement of Sirius XM on Form S-4 and is a prospectus of Sirius XM and a proxy statement of Pandora for the Pandora special meeting. The registration statement on Form S-4, including the attached exhibits and schedules, contains additional relevant information about Sirius XM common stock. The rules and regulations of the SEC allow Sirius XM and Pandora to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows Sirius XM and Pandora to “incorporate by reference” information into this proxy statement/prospectus. This means that Sirius XM and Pandora can disclose important information to you by referring you to other documents filed separately with the SEC. This information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that have been previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. The following documents may contain important information about Sirius XM and Pandora and their financial condition or other matters:

Sirius XM’s SEC Filings (SEC File Number 001-34295):	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2017

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2018, June 30, 2018 and September 30, 2018

Current Reports on Form 8-K

Filed on January 11, 2018, January 23, 2018, April 17, 2018, June 5, 2018, June 11, 2018, July 3, 2018, July 18, 2018, August 16, 2018, September 24, 2018, September 24, 2018 and November 19, 2018 (other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A	Filed on April 23, 2018

Description of Sirius XM’s common stock contained in Sirius XM’s Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating these descriptions	Filed on April 29, 2009

Pandora SEC Filings (SEC File Number 001-35198):	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2017

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2018, June 30, 2018 and September 30, 2018

Current Reports on Form 8-K

Filed on January 4, 2018, January 31, 2018, May 24, 2018, May 29, 2018, June 1, 2018, June 5, 2018, July 20, 2018 (amendment), September 24, 2018, October 24, 2018, November 5, 2018 and November 20, 2018 (other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A	Filed on April 10, 2018

In addition, Sirius XM and Pandora also incorporate by reference into this proxy statement/prospectus any future filings that either company may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the Pandora special meeting. Such documents will be considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct. Neither Sirius XM nor Pandora are incorporating by reference any information furnished to, but not filed with, the SEC.

Except where the context otherwise indicates, the information contained in this proxy statement/prospectus with respect to Sirius XM was provided by Sirius XM, and the information contained in this proxy statement/prospectus with respect to Pandora was provided by Pandora.

Documents incorporated by reference are available from Sirius XM and Pandora, without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Pandora Media, Inc.	Sirius XM Holdings Inc.
2100 Franklin Street, Suite 700 Oakland, California 94612 Attn.: Investor Relations (510) 451-4100	1290 Avenue of the Americas, 11th Floor New York, New York 10104 Attn.: Investor Relations (212) 584-5100

To obtain timely delivery of these documents, you must request them no later than five business days before the date of the Pandora special meeting. This means that Pandora’s stockholders requesting documents must do so by January 22, 2019, in order to receive them before the Pandora special meeting.

Neither Sirius XM nor Pandora has authorized anyone to give any information or make any representation about the merger or the Pandora special meeting that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities pursuant to this proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus by reference or in our affairs since the date of this proxy statement/prospectus. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among

SIRIUS XM HOLDINGS INC.,

WHITE OAKS ACQUISITION CORP.,

and

PANDORA MEDIA, INC.

Dated as of September 23, 2018

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS
(OTHER THAN TERMS DEFINED IN SECTION 8.16)

Agreement	Preamble
Alternative Acquisition Agreement	Section 5.5(c)
Alternative Reverse Subsidiary Merger	Section 5.16(c)
Book-Entry Shares	Section 2.2
Cancelled Shares	Section 2.1(a)(ii)
Capital Expenditure Budget	Section 5.1(j)
Certificate	Section 2.2
Certificate of Conversion	Section 1.1(c)
Certificate of Merger	Section 1.3(b), Section 1.3(a)
Certificate of Sirius XM Radio Merger	Section 1.3(c)
Change of Recommendation	Section 5.5(f)
Closing	Section 1.2
Closing Date	Section 1.2
Company	Preamble
Company Disclosure Letter	Article III Preamble
Company Indemnified Party	Section 5.9(a)
Company Material Contracts	Section 3.16(b)
Company Negotiation Period	Section 5.5(g)(iii)
Company Performance Award	Section 2.8(c)(i)
Company Recommendation	Section 3.3(b)
Company RSU	Section 2.8(b)(i)
Company SEC Documents	Section 3.5(a)
Company Stock Option	Section 2.8(a)(i)
Company Termination Fee	Section 7.3(b)
Confidentiality Agreement	Section 5.3(b)
Content Rights	Section 3.10(a)(i)
Continuing Employees	Section 5.10(a)
Conversion	Section 1.1(c)
Conversion Effective Time	Section 1.1(c)
Converted Parent Option	Section 2.8(a)(i)
Converted Parent Performance Award	Section 2.8(c)(i)
Converted Parent RSU	Section 2.8(b)(i)
D&O Insurance	Section 5.9(b)
DGCL	Section 1.1(b)
Effective Time	Section 1.3(b)
Environmental Laws	Section 3.15
ESPP	Section 2.8(e)
Exchange Agent	Section 2.3(a)
Exchange Fund	Section 2.3(b)
Exchange Ratio	Section 2.1(b)(i)
Excluded Shares	Section 2.1(b)(i)
Go-Shop Termination Fee	7.1(a)
Holdco Merger Sub	Section 1.1(a)
Holding Company Merger	Section 1.1(b)
Holding Company Merger Effective Time	Section 1.3(a)
Infringe	Section 3.14(b)
Insurance Amount	Section 5.9(b)
Intervening Event	5.5(h)(ii)
Intervening Event Notice	5.5(h)(iii)
IP Safe Harbors	Section 3.14(c)
Leases	Section 3.16(a)
Merger	Section 1.1(d)
Merger Consideration	Section 2.1(b)(i)
Merger Sub	Preamble
New Holdco Company	Section 1.1(a)
New Holding Company Common Stock	Section 2.1(a)(i)
New Holding Company Preferred Stock	Section 2.1(a)(iii)
No-Shop Period Start Date	5.5(a)
Outside Date	Section 7.1(b)(ii)
Parent	Preamble
Parent Disclosure Letter	Article IV Preamble
Parent SEC Documents	Section 4.5(a)
Party or Parties	Preamble
Proposal Documents	5.5(e)
Sirius XM Radio Merger	Section 1.1(e)
Sirius XM Radio Merger Effective Time	Section 1.3(c)
Superior Proposal Notice	Section 5.5(g)(ii)
Surviving Company	Section 1.1(b)

A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of September 23, 2018 (this “Agreement”), is made and entered into by and among Sirius XM Holdings Inc., a Delaware corporation (“Parent”), White Oaks Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Pandora Media, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are referred to individually as a “Party” and collectively as the “Parties.”

Recitals

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined it is advisable to engage in the transactions contemplated hereby;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Holding Company Merger and the Conversion, taken together, qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and the rules and regulations promulgated thereunder, and this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the Sirius XM Radio Merger, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the rules and regulations promulgated thereunder, and this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g); and

WHEREAS, Parent, the Company and Merger Sub desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1. The Restructuring.

(a) Prior to the Closing, (i) the Company shall form a Delaware corporation as a wholly owned subsidiary of the Company (the “New Holding Company”) and (ii) the New Holding Company shall form a Delaware corporation as a wholly owned subsidiary of the New Holding Company (“Holdco Merger Sub”). Except for obligations or liabilities incurred, or activities, agreements or arrangements engaged, in connection with its incorporation and the transactions contemplated by this Agreement, the New Holding Company and Holdco Merger Sub will not have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

(b) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Closing, Holdco Merger Sub shall be merged with and into the Company (the “Holding Company Merger”), whereupon the separate existence of Holdco Merger Sub will cease and the Company shall continue as the surviving corporation (following the conversion set forth below, the “Surviving Company”). As a result of the Holding Company Merger, the Company shall become a wholly-owned Subsidiary of the New Holding Company.

(c) Immediately after the Holding Company Merger Effective Time (as defined below), the Company shall be converted into a limited liability company formed under the Delaware Limited Liability Company Act by filing with the Secretary of State of the State of Delaware a certificate of conversion (the “Certificate of Conversion”), executed in accordance with the relevant provisions of the DGCL and the Delaware Limited Liability Company Act. The conversion of the

Company to a limited liability company (the “Conversion”) shall become effective at the time that the Certificate of Conversion has been duly filed with the Secretary of State of the State of Delaware, or at such later time on the Closing Date as Parent and the Company shall agree and specify in the Certificate of Conversion (the time the Conversion becomes effective, the “Conversion Effective Time”).

(d) Immediately after the Conversion Effective Time, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub shall be merged with and into the New Holding Company (the “Merger”), whereupon the separate existence of Merger Sub will cease and New Holding Company shall continue as the surviving corporation. As a result of the Merger, the New Holding Company shall become a wholly-owned Subsidiary of Parent.

(e) Immediately after the Effective Time, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Sirius XM Radio Merger Effective Time (as defined below), the New Holding Company shall be merged with and into Sirius XM Radio Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Sirius XM Radio” and the merger described in the immediately preceding sentence, the “Sirius XM Radio Merger”), whereupon the separate existence of New Holding Company will cease and Sirius XM Radio shall continue as the surviving corporation.

Section 1.2. Closing. The closing of the transactions contemplated by Section 1.1 (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, at 9:00 a.m., New York City time, no later than the second Business Day following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of such conditions or waiver of those conditions), or at such other place, time and date as may be agreed to by Parent and the Company. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.3. Effective Time.

(a) On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Holding Company Merger (the “Certificate of Holding Company Merger”), executed in accordance with the relevant provisions of the DGCL. The Holding Company Merger shall become effective at the time that the Certificate of Holding Company Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time on the Closing Date as Parent and the Company shall agree and specify in the Certificate of Holding Company Merger (the time the Holding Company Merger becomes effective, the “Holding Company Merger Effective Time”). Following the Holding Company Merger Effective Time and prior to the Sirius XM Radio Merger Effective Time, the New Holding Company shall take no actions other than as set forth in this Agreement.

(b) Immediately following the Conversion Effective Time, the Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time on the Closing Date (and after both the Holding Company Merger Effective Time and Conversion Effective Time) as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

(c) Immediately following the Effective Time, the New Holding Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Sirius XM Radio Merger (the “Certificate of Sirius XM Radio Merger”), executed in accordance with the relevant provisions of the DGCL. The Sirius XM Radio Merger shall become effective at the time that the Certificate of Sirius XM Radio Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time on the Closing Date as Parent and the Company shall agree and specify in the Certificate of Sirius XM Radio Merger (the time the Sirius XM Radio Merger becomes effective, the “Sirius XM Radio Merger Effective Time”).

Section 1.4. Effects of the Merger.

(a) At and after the Holding Company Merger Effective Time, the Holding Company Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Holding Company Merger Effective Time, the surviving corporation to such merger shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of the Company and Holdco Merger Sub, all as provided under the DGCL.

(b) At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, the surviving corporation to the Merger shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of the New Holding Company and Merger Sub, all as provided under the DGCL.

(c) At and after the Sirius XM Radio Merger Effective Time, the Sirius XM Radio Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Sirius XM Radio Merger Effective Time, Sirius XM Radio shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Sirius XM Radio and the New Holding Company, all as provided under the DGCL.

Section 1.5. Organizational Documents.

(a) Immediately prior to the Holding Company Merger: (i) the certificate of incorporation of the New Holding Company shall be amended and restated in its entirety to be the same (except for the name and incorporator of the company) as the certificate of incorporation of the Company as in effect immediately prior to the Holding Company Merger Effective Time, and as so amended shall be the certificate of incorporation of the New Holding Company until thereafter amended in accordance with applicable Law and (ii) the bylaws of the New Holding Company shall be amended and restated to be the same (except for the name of the company) as the bylaws of the Company as in effect immediately prior to the Holding Company Merger Effective Time, and as so amended shall be the bylaws of the New Holding Company until thereafter amended in accordance with applicable Law.

(b) By virtue of the Holding Company Merger: (i) the certificate of incorporation of the Company shall be amended and restated as of the Holding Company Merger Effective Time so as to read in its entirety as set forth in Annex A, and as so amended shall be the certificate of incorporation of the Company until thereafter amended in accordance with applicable Law and (ii) the bylaws of the Company shall be amended and restated as of the Holding Company Merger Effective Time so as to read in its entirety as set forth in Annex B, and as so amended shall be the bylaws of the Company until thereafter amended in accordance with applicable Law. At the Conversion Effective Time, New Holding Company and the Surviving Company shall enter into a limited liability company agreement, to be reasonably agreed by the parties, in a form customary for a single member, member-managed limited liability company, with indemnification and exculpation provisions in accordance with Section 5.9.

(c) By virtue of the Merger: (i) the certificate of incorporation of the New Holding Company shall be amended and restated so as to read in its entirety as set forth in Annex A (except for the name of the company and the incorporator), and as so amended and restated shall be the certificate of incorporation of the surviving corporation of the Merger until thereafter amended in accordance with applicable Law and (ii) the bylaws of the New Holding Company shall be amended and restated so as to read in its entirety as set forth in Annex B (except for the name of the company), and as so amended and restated shall be the bylaws of the surviving corporation of the Merger until thereafter amended in accordance with applicable law.

(d) Immediately following the Sirius XM Radio Merger Effective Time: (i) the certificate of incorporation of Sirius XM Radio, as of immediately prior to the Sirius XM Radio Merger Effective Time, shall be the certificate of incorporation of the surviving corporation of the Sirius XM Radio Merger until thereafter amended in accordance with applicable Law and (ii) the bylaws of Sirius XM Radio, as of immediately prior to the Sirius XM Radio Merger Effective Time, shall be the bylaws of the surviving corporation of the Sirius XM Radio Merger until thereafter amended in accordance with applicable Law.

Section 1.6. Directors and Officers of the Surviving Corporation.

(a) The parties shall take all requisite actions necessary so that the directors and officers of the Company immediately prior to the Holding Company Merger Effective Time shall be the directors and officers of the Company following the Holding Company Merger until the Conversion Effective Time.

(b) The parties shall take all requisite actions necessary so that the directors and officers of the Company immediately prior to the Holding Company Merger Effective Time shall be the directors and officers of the New Holding Company from the Holding Company Merger Effective Time until the Sirius XM Radio Merger Effective Time.

(c) The directors and officers of Sirius XM Radio immediately prior to the Sirius XM Radio Merger shall the directors and officers of Sirius XM Radio immediately after the Sirius XM Radio Merger Effective Time, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.7. Further Assurances. Each of Parent and the Company shall, and shall cause their applicable subsidiaries (including Sirius XM Radio, Merger Sub, the New Holding Company and Holdco Merger Sub, as applicable) to, cooperate with the other party and execute such documents, adopt such resolutions and written consents and take such other actions as are reasonably necessary to give effect to the transactions contemplated by this Article I in accordance with the terms of this Agreement, and each shall provide drafts of any such documents, resolutions and written consents for review and comment by the other party. Prior to the Closing, the New Holding Company, Holdco Merger Sub and Sirius XM Radio shall each execute a joinder to this Agreement and each shall become a party hereto.

ARTICLE II

CONSIDERATION

Section 2.1. Effect on Capital Stock.

(a) At the Holding Company Merger Effective Time, by virtue of the Holding Company Merger and without any action on the part of the New Holding Company, Holdco Merger Sub, the Company or any holder of any shares of Company Capital Stock:

(i) each share of Company Common Stock issued and outstanding immediately prior to the Holding Company Merger Effective Time (other than the Cancelled Shares) shall be converted into one validly issued, fully paid and non-assessable share of common stock of the New Holding Company (“New Holding Company Common Stock”);

(ii) each share of Company Common Stock owned by the Company (including shares held as treasury stock or otherwise) immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor (the “Cancelled Shares”);

(iii) each share of Company Preferred Stock shall be converted into one share of preferred stock of the New Holding Company, having the same terms and conditions as immediately prior to the Holding Company Merger Effective Time (other than such changes as required to evidence that the issuer of such preferred shares shall be the New Holding Company) (“New Holding Company Preferred Stock”); and

(iv) each share of capital stock of Holdco Merger Sub issued and outstanding immediately prior to the Holdco Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Company (which shares shall all be owned by the New Holding Company), as the surviving corporation in the Holding Company Merger.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the New Holding Company or any holder of any shares of New Holding Company capital stock:

(i) each share of New Holding Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of New Holding Company Common Stock held by any Parent Subsidiary (the “Excluded Shares”)) shall be converted into the right to receive 1.44 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Merger Consideration”); and

(ii) each Excluded Share shall remain issued and outstanding and shall be unaffected by the Merger;

(iii) each share of New Holding Company Preferred Stock shall remain issued and outstanding and shall be unaffected by the Merger; and

(iv) each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become a number of validly issued, fully paid and non-assessable shares of New Holding Company Common Stock (which shares shall all be owned by Parent) equal to the quotient of (x) the number of outstanding shares of New Holding Company Common Stock immediately prior to the Effective Time (other than any Excluded Shares) and (y) the number of outstanding shares of Merger Sub capital stock immediately prior to the Effective Time.

(c) At the Sirius XM Radio Merger Effective Time, by virtue of the Sirius XM Radio Merger and without any action on the part of Sirius XM Radio, the New Holding Company or any holder of any shares of the New Holding Company capital stock:

(i) each share of Sirius XM Radio issued and outstanding immediately prior to the Sirius XM Radio Merger Effective Time shall remain issued and outstanding and shall be unaffected by the Sirius XM Radio Merger; and

(ii) each share of capital stock of the New Holding Company issued and outstanding immediately prior to the Sirius XM Radio Merger Effective Time (including the shares of New Holding Company Preferred Stock) shall be cancelled for no consideration.

Section 2.2. Stock Certificates and Book-Entry Shares. From and after the Holding Company Merger Effective Time, all stock certificates that previously represented shares of Company Common Stock and any shares of Company Common Stock held in book-entry form shall represent the shares of New Holding Company Common Stock into which the shares represented by such certificates or such book entry shares were converted in the Holding Company Merger until presented for transfer or exchange. At the Effective Time, all shares of New Holding Company Common Stock converted into the right to receive the Merger Consideration shall automatically be cancelled and shall cease to exist, and each holder of a certificate that immediately prior to the Holding Company Merger Effective Time represented any shares of Company Common Stock (a “Certificate”) or any such shares of Company Common Stock held in book entry form (“Book-Entry Shares”) shall, in each case, cease to have any rights with respect thereto, except the right to receive the Merger Consideration with respect to the shares of New Holding Company Stock into which such Company Common Stock was converted into pursuant to Section 2.1(a)(i), subject to compliance with the procedures set forth in Section 2.3.

Section 2.3. Exchange of Company Common Stock.

(a) Prior to the Effective Time, Parent shall enter into an exchange agreement (which shall be reasonably acceptable to the Company) with Parent’s transfer agent or another nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”).

(b) At or immediately prior to the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent for the benefit of the holders of shares of New Holding Company Common Stock (other than holders of Cancelled Shares): (i) the number of shares of Parent Common Stock (in book-entry form) issuable pursuant to Section 2.1 and (ii) an amount of cash sufficient to pay the aggregate cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.4 (together with the shares of Parent Common Stock deposited pursuant to clause (i) above, the “Exchange Fund”).

(c) The cash portion of the Exchange Fund may be invested by the Exchange Agent as directed by Parent; provided that no such investment or loss thereon shall affect the amounts payable to holders of New Holding Company Common Stock pursuant to this Article II. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit into the Exchange Fund the amount of cash required to fully satisfy such cash payment obligations. Except as provided for in this Agreement, the Exchange Fund shall not be used for any other purpose.

(d) Exchange Procedures for Certificates.

(i) Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Closing Date, to each holder of record of a Certificate whose shares of Company Common Stock were converted into New Holding Company Common Stock and then converted into the right to receive the Merger Consideration: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in a form and have such customary provisions as Parent and the Company may reasonably agree prior to the Effective Time) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.

(ii) Any holder of a Certificate shall be entitled to receive, upon surrender of such Certificate for cancellation to the Exchange Agent together with the letter of transmittal, duly executed by such holder, and such other documents as may reasonably be required by the Exchange Agent: (A) subject to Section 2.4, the aggregate Merger Consideration for the shares of New Company Common Stock that the Company Common Stock previously represented by such Certificate was converted into pursuant to Section 2.1(a)(i), (B) cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.4 and (C) any dividends or other distributions in respect of such whole number of shares of Parent Common Stock included in such aggregate Merger Consideration that the holder has a right to receive pursuant to Section 2.3(f). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate and the Certificate so surrendered shall forthwith be cancelled.

(e) Exchange Procedures for Book-Entry Shares. Any holder of Book-Entry Shares shall not be required to deliver a Certificate, executed letter of transmittal or other documents in order to receive the Merger Consideration that such holder is entitled to receive in respect of such Book-Entry Shares (unless the Exchange Agent reasonably requires a letter of transmittal or other documents). The Exchange Agent shall pay and deliver to any such holder of Book-Entry Shares as promptly as practicable after the Effective Time (and following receipt by the Exchange Agent of any such documents so reasonably required, if any): (A) subject to Section 2.4, the aggregate Merger Consideration for the shares of New Company Common Stock that the Company Common Stock previously represented by such Book-Entry Shares was converted into pursuant to Section 2.1(a)(i), (B) cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.4 and (C) any dividends or other distributions in respect of such whole number of shares of Parent Common Stock included in such aggregate Merger Consideration that the holder has a right to receive pursuant to Section 2.3(f). No interest shall be paid or accrue on any cash payable upon exchange of the Book-Entry Shares and such Book-Entry Shares shall forthwith be cancelled.

(f) Distributions with Respect to Unexchanged Shares. Until a holder of a Certificate or Book-Entry Shares surrenders such Certificate or exchanges such Book-Entry Shares in accordance with this Article II, no dividends or other distributions with respect to Parent Common Stock that the holder of such Certificate or Book-Entry Shares is entitled to receive shall be paid to such holder. Upon such holder surrendering such Certificate or exchanging such Book-Entry Shares in accordance with this Article II, such holder shall be entitled to receive any dividends or other distributions with respect to such shares of Parent Common Stock with a record date after the

Effective Time and payment date prior to the time such Certificate was surrendered or such Book-Entry Shares exchanged.

(g) Unclaimed Funds. Any portion of the Exchange Fund that remains undistributed to the former holders of New Holding Company Common Stock twelve (12) months after the Effective Time shall be delivered to the Surviving Company upon its demand therefor, and any former holder of New Holding Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Company for payment of its claim for the Merger Consideration in accordance with this Article II.

(h) Escheatment. None of Parent, Merger Sub, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash payable pursuant to this Agreement delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of New Holding Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.4. Fractional Shares. No fractional shares (or scrip representing fractional shares) of Parent Common Stock shall be issued in connection with the Merger. Notwithstanding any other provision of this Agreement, each holder of shares of New Holding Company Common Stock who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares of Parent Common Stock that the holder of such Certificates and Book-Entry Shares is entitled to receive in respect of such Certificates and Book-Entry Shares surrendered or exchanged by such holder) shall receive, in lieu of such fraction of a share of Parent Common Stock, cash (without interest) in an amount determined by multiplying (i) such fraction of a share (rounded to the nearest one-thousandth when expressed in decimal form) by (ii) the Parent Measurement Price. No such holder shall be entitled to dividends, distributions, voting rights or any other rights in respect of any fractional share of Parent Common Stock.

Section 2.5. Certificates in Another Person’s Name. Any Person surrendering a Certificate that is not issued in the name of such Person shall only be entitled to receive the Merger Consideration in accordance with Section 2.3 for the shares of New Holding Company Common Stock that the Company Common Stock previously represented by such Certificate was converted into pursuant to Section 2.1(a)(i) if (a) such Certificate is properly endorsed (or Parent and the Exchange Agent are otherwise satisfied that such Person has properly transferred such Certificate), (b) the Person surrendering such Certificate pays any required transfer or other Taxes (or establishes to the satisfaction of Parent or the Exchange Agent that such Tax has been paid or is not applicable) and (c) such Person has otherwise complied with Section 2.3.

Section 2.6. Lost Certificates. Any Person claiming that a Certificate has been lost, stolen or destroyed shall only be entitled to receive the Merger Consideration in accordance with Section 2.3 for the shares of New Holding Company Common Stock that the Company Common Stock previously represented by such Certificate was converted into pursuant to Section 2.1(a)(i) if such Person (a) provides an affidavit (reasonably acceptable to Parent and the Exchange Agent) that such Certificate has been lost, stolen or destroyed, (b) posts a bond (in such reasonable amount as Parent or the Exchange Agent may direct) as indemnity against any claim that may be made against Parent, the Exchange Agent or the Surviving Corporation with respect to such Certificate and (c) has otherwise complied with Section 2.3.

Section 2.7. No Further Transfers. After the Holding Company Merger Effective Time, (i) there shall be no further registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time and (ii) there shall be no further registration of transfers on the stock transfer books of the New Holding Company of shares of New Holding Company Common Stock that are issued in connection with the Holding Company Merger. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

Section 2.8. Company Stock Options and Other Stock-Based Awards. At the Holding Company Merger Effective Time, the Company Stock Options, the Company RSUs and the Company Performance Awards outstanding as of immediately prior thereto shall be adjusted to give effect to the conversion of shares of Company Common Stock as described in Section 2.1.

(a) Stock Options.

(i) At the Effective Time, each option to acquire shares of Company Common Stock granted under a Company Stock Incentive Plan that, as adjusted into an option to acquire New Holding Company Common Stock, is outstanding as of immediately prior to the Effective Time (whether vested or unvested) (each, a “Company Stock Option”) shall, without any further action on the part of any holder thereof, be assumed and converted into an option to purchase from Parent, a number of shares of Parent Common Stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of New Holding Company Common Stock subject to such Company Stock Option as of immediately prior to the Effective Time by (y) the Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the per share exercise price for the shares of New Holding Company Common Stock subject to such Company Stock Option as of immediately prior to the Effective Time by (2) the Exchange Ratio (each, as so adjusted, a “Converted Parent Option”).

(ii) Each Converted Parent Option shall have the same vesting schedule (including any potential acceleration of vesting as provided in the applicable Company Stock Incentive Plan, grant agreement under which the Company Option was originally granted or any applicable offer letter, employment agreement, severance agreement or severance plan or policy of the Company or a Company Subsidiary as in effect on the date of this Agreement and listed on Section 3.11(a) of the Company Disclosure Letter or granted in compliance with Section 5.1(k)(D)) and post-termination exercise period as the Company Stock Option as in effect as of immediately prior to the Effective Time and shall be subject to all of the material terms and conditions of the Company Stock Incentive Plan under which the Company Stock Option was originally granted, to the extent administratively practicable; provided, that Parent shall convert Company Stock Options into Converted Parent Options in a manner intended to not cause the Converted Parent Options to be treated as the grant of a new stock right for purposes of Section 409A of the Code. Notwithstanding the foregoing, each Company Stock Option that is (x) outstanding as of immediately prior to the Effective Time and (y) has an exercise price per share that is equal to or greater than the Merger Consideration Closing Value, shall be cancelled as of the Effective Time without payment therefor and shall have no further force or effect.

(b) Restricted Stock Units.

(i) At the Effective Time, each right to receive one share of Company Common Stock granted under a Company Stock Incentive Plan in the form of “stock units” that, as adjusted into a right to receive New Holding Company Common Stock, is outstanding and unvested as of immediately prior to the Effective Time (each, a “Company RSU”) shall, without any further action on the part of any holder thereof, be assumed and converted into the right to receive a number of shares of Parent Common Stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of New Holding Company Common Stock subject to such Company RSU as of immediately prior to the Effective Time by (y) the Exchange Ratio (each, as so adjusted, a “Converted Parent RSU”).

(ii) Each Converted Parent RSU shall have the same vesting schedule (including any potential acceleration of vesting as provided in the Company Stock Incentive Plan, grant agreement under which the Company RSU was originally granted or any applicable offer letter, employment agreement, severance agreement or severance plan or policy of the Company or a Company Subsidiary as in effect on the date of this Agreement and listed on Section 3.11(a) of the Company Disclosure Letter or granted in compliance with Section 5.1(k)(D)) and settlement date as the Company RSU and shall be subject to all of the material terms and conditions of the Company Stock Incentive Plan under which the Company RSU was originally granted, to the extent administratively practicable.

(c) Performance Awards.

(i) At the Effective Time, if the Merger Consideration Closing Value equals or exceeds $20.00 then, each right to receive one share of Company Common Stock granted under a Company Stock Incentive Plan in the form of “performance awards” that, as adjusted into a right to receive New Holding Company Common Stock, is outstanding and unvested as of immediately prior to the Effective Time (each, a “Company Performance Award”) shall, without any further action on the part of any holder thereof, (x) be converted into a time-vesting award, in accordance with the terms of the applicable grant agreement, which will vest in accordance with the vesting schedule set forth in the applicable grant agreement and (y) be assumed and converted into the right to receive a number of shares of Parent Common Stock (rounded down to the nearest whole share) determined by multiplying (A) the number of shares of New Holding Company Common Stock subject to such Company Performance Award as of immediately prior to the Effective Time by (B) the Exchange Ratio (each, as so adjusted, a “Converted Parent Performance Award”). Each Converted Parent Performance Award shall have the same time-vesting schedule (including any potential acceleration of vesting as provided in the Company Stock Incentive Plan, grant agreement under which the Company Performance Award was originally granted or any applicable offer letter, employment agreement, severance agreement or severance plan or policy of the Company or a Company Subsidiary as in effect on the date of this Agreement and listed on Section 3.11(a) of the Company Disclosure Letter or granted in compliance with Section 5.1(k)(D)) and settlement date as the Company Performance Award and shall be subject to all of the material terms and conditions of the Company Stock Incentive Plan under which the Company RSU was originally granted, to the extent administratively practicable.

(ii) At the Effective Time, if the Merger Consideration Closing Value is less than $20.00 then, each Company Performance Award shall, without any further action on the part of any holder thereof, in accordance with the terms of the applicable grant agreement, be cancelled by the Company and forfeited.

(d) ESPP. The provisions of Section 2.8(a) shall not apply to any rights under the Company’s 2014 Employee Stock Purchase Plan (the “ESPP”). With respect to the ESPP, as soon as practicable following the date of this Agreement, the Company Board (or a committee thereof) will adopt resolutions or take other actions as may be required to provide that no further Offering Period (as defined in the ESPP) or Purchase Period (as defined in the ESPP) will commence pursuant to the ESPP after the date hereof. Prior to the Effective Time, the Company will take all action that may be necessary to, effective upon the consummation of the Merger: (A) cause any Purchase Period that would otherwise be outstanding at the Effective Time, if any, to be terminated no later than one Business Day prior to the date on which the Effective Time occurs; (B) make any pro rata adjustments that may be necessary to reflect the shortened Offering Period, but otherwise treat such shortened Offering Period as a fully effective and completed Purchase Period for all purposes pursuant to the ESPP; and (C) cause the exercise (as of no later than one (1) Business Day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP. On such exercise date, if any, referred to in clause (C) of the preceding sentence, the Company will apply the funds credited as of such date pursuant to the ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP and will cause the remaining accumulated but unused payroll deductions to be distributed to the relevant participants without interest as promptly as practicable following such exercise date. Immediately prior to and effective as of the Holding Company Merger Effective Time (but subject to the consummation of the Holding Company Merger), the Company will terminate the ESPP.

(e) Registration of Converted Awards. Not later than the Closing Date, Parent shall have on file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Parent Common Stock subject to the Converted Parent Options, Converted Parent RSUs and, to the extent applicable, Converted Parent Performance Awards and shall distribute a prospectus relating to such registration statement, and Parent shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as Converted Parent Options, Converted Parent RSUs and, to the extent applicable, Converted Parent Performance Awards remain outstanding.

(f) Further Actions. Prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, will adopt any resolutions and take any actions with respect to the Company Stock Incentive Plans and the award agreements thereunder as are reasonably necessary to give effect to the transactions contemplated by this Section 2.8, including (i) providing notice to each holder of a Company Option, Company RSU and/or Company Performance Award in a form reasonably acceptable to Parent of the treatment of the Company Options, Company RSUs and/or Company Performance Awards set forth in this Agreement; and (ii) satisfying all applicable requirements of Rule 16b-3(e) promulgated under the Exchange Act. The Company will provide Parent with drafts of, and a reasonable opportunity to review and comment upon (and the Company’s acceptance of Parent’s reasonable comments shall not be unreasonably withheld), all notices, resolutions and other written actions or communications as may be required to give effect to the provisions of this Section 2.8.

Section 2.9. Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number or class of shares by reason of any reclassification, stock split (including a reverse stock split), recapitalization or other similar transaction, or a stock dividend thereon shall be declared with a record date following the date hereof and on or prior to the Closing Date, then the Exchange Ratio and any other similarly dependent items in this Agreement, as the case may be, shall be appropriately adjusted to provide Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.9 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.10. Withholding. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Company and the Exchange Agent (and any Affiliate thereof or any other withholding agent) shall be entitled to deduct and withhold from the amounts payable pursuant to this Agreement (including to any holder of New Holding Company Common Stock), such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Law relating to Taxes. Any amount so deducted or withheld and duly paid over to the applicable Tax authority shall be treated as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) the Company SEC Documents filed with or furnished to the SEC prior to the date of this Agreement, but excluding disclosures set forth in any risk factors, “forward looking statements” or other statements included in such Company SEC Documents to the extent they are predictive or forward looking in nature, or (b) the corresponding section of the letter (the “Company Disclosure Letter”) delivered to Parent by the Company at the time of the execution of this Agreement (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1. Organization and Corporate Power.

(a) Each of the Company and the Company Subsidiaries is a corporation or other legal entity duly incorporated or formed, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or formation and has all requisite corporate or other organizational power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available to Parent copies of the Constituent Documents of the Company and each of the Company Subsidiaries, each as in effect on the date of this Agreement. None of the Company or the Company Subsidiaries is in violation of any provision of its respective Constituent Documents, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2. Capitalization.

(a) The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock and 10,000,000 shares of Company Preferred Stock. As of the close of business on September 21, 2018 (the “Reference Date”), (i) 269,739,919 shares of Company Common Stock were issued and outstanding; (ii) 480,000 shares of Company Preferred Stock were issued and outstanding; (iii) no shares of Company Common Stock were owned by the Company as treasury stock; (iv) 39,257,001 shares of Company Common Stock were reserved for issuance with respect to the Company Convertible Notes issued under the Company Notes Indenture; (v) 48,812,165 shares of Company Common Stock were reserved for issuance with respect to the Company Preferred Stock; and (vi) 47,138,739 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Incentive Plans, including (A) 6,401,595 shares of Company Common Stock are subject to issuance pursuant to the exercise of Company Stock Options outstanding under the Company Stock Incentive Plans (whether or not presently exercisable), (B) 25,650,760 shares of Company Common Stock are subject to outstanding Company RSUs, (C) 875,000 shares of Company Common Stock are subject to outstanding Company Performance Awards, and (D) aggregate contributions of $1,350,560.70 received by the Company for the current offering period pursuant to the ESPP. All of the issued and outstanding shares of capital stock of the Company are duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. No Subsidiary of the Company owns any shares of Company Common Stock.

(b) Except as set forth in Section 3.2(a), as of the close of business of the Reference Date: (i) the Company does not have any other shares of Company Common Stock, Company Preferred Stock or other capital stock or equity interests outstanding, (ii) neither the Company nor any Company Subsidiary has issued, granted or is bound by any outstanding options, equity-based awards, equity-linked securities, warrants, puts, calls, subscription rights, preemptive rights, redemption rights or securities convertible or exchangeable into capital stock or equity securities of the Company or any Company Subsidiary and (iii) neither the Company nor any Company Subsidiary is party to any Contract obligating the Company or any Company Subsidiary to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Company Subsidiary or securities convertible into or exchangeable or exercisable for such capital stock or equity interests, (B) issue, grant or be bound by any options, equity-based awards, equity-linked securities, warrants, puts, calls, subscription rights, preemptive rights, redemption rights or securities convertible or exchangeable into capital stock or equity securities of the Company or any Company Subsidiary or (C) redeem, repurchase or otherwise acquire any capital stock or equity securities of the Company or any Company Subsidiary.

(c) Section 3.2(c) of the Company Disclosure Letter contains a correct and complete list, as of the close of business on the Reference Date, of outstanding Company Options (other than pursuant to the ESPP), Company RSUs and Company Performance Awards, including the holder, the jurisdiction of the holder, the Company Stock Incentive Plan under which the award was granted, the date of grant, term (where applicable), number of shares of Company Common Stock underlying such Company Options (other than pursuant to the ESPP), Company RSUs and Company Performance Awards and, where applicable, exercise price and vesting schedule. Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each Company Option (other than pursuant to the ESPP) was granted with an exercise price per share equal to or greater than the fair market value of a share of Company Common Stock on the effective date of such grant.

(d) Other than with respect to the Company Convertible Notes, there are no bonds, debentures, notes or other Indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Company Common Stock may vote.

(e) Except as set forth in Section 3.2(e) of the Company Disclosure Letter, there are no Contracts to which the Company or any of the Company Subsidiaries is a party that restricts the transfer of, that relates to (or that provide a proxy for) the voting of, or that provides registration rights in respect of, the capital stock or other equity interest of the Company or any Company Subsidiary.

(f) Section 3.2(f) of the Company Disclosure Letter sets forth a complete list of each Company Subsidiary, together with its jurisdiction of incorporation or formation and the ownership interest of the Company (or another Company Subsidiary) in such Company Subsidiary. The Company and the Company Subsidiaries own, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries, free and clear of any Liens, other than transfer and other restrictions under applicable securities Laws, and all of such outstanding shares of stock or other equity securities have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights.

(g) The Company and the Company Subsidiaries do not own, directly or indirectly, any capital stock or equity interests of any other Person (other than the Company Subsidiaries).

Section 3.3. Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the effectuation of the Merger, to receipt of the Company Stockholder Approval. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement constitutes the Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) The Company Board, at a meeting duly called and held, adopted resolutions (i) declaring that this Agreement and the transactions contemplated hereby, including the Merger, the Holding Company Merger, the Conversion and the Sirius XM Radio Merger, are fair to and in the best interests of the Company and the Company’s stockholders, (ii) approving and declaring this Agreement and the transactions contemplated hereby, including the Merger, the Holding Company Merger, the Conversion and the Sirius XM Radio Merger, advisable and (iii) recommending that the Company’s stockholders adopt this Agreement (the “Company Recommendation”).

Section 3.4. Consents and Approvals; No Conflicts.

(a) No consent, approval, clearance, permit or authorization of, or registration or filing with, or notice to, any Governmental Entity is required to be made or obtained by the Company or any Company Subsidiary in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, except for (i) any notices or filings by the Company required under the HSR Act and, assuming the accuracy of the representations and warranties of Parent in Section 4.4(a)(i), any required filings or notifications under the applicable Competition Laws of the countries and jurisdictions listed in Section 3.4(a) of the Company Disclosure Letter and the expiration or termination of any applicable waiting periods (or approval) thereunder, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (iii) the filing with the SEC of the Proxy Statement in accordance with Regulation 14A promulgated under the Exchange Act and such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) compliance with the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration, (v) compliance with NYSE rules and regulations to permit the consummation of the Merger and the listing of the Parent Common Stock to be issued in the Merger, and (vi) such other consents, approvals, clearances, permits, authorizations, registrations, filings or notices that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated hereby will not, (i) conflict with or violate any provision of the Constituent Documents of the Company or any Company Subsidiary (assuming the Company Stockholder Approval is obtained), or (ii) assuming the filings, consents, approvals and waiting periods referred to in Section 3.4(a) are duly made, obtained or satisfied and the Company Stockholder Approval is obtained (A) violate any Law or Order, in either case, applicable to the Company or any Company Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in the loss of any benefit under, require a payment or incur a penalty under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any Company Subsidiaries under, any Company Material Contract to which the Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of the foregoing clause (ii), for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.5. SEC Documents and Internal Controls.

(a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by the Company under the Securities Act or the Exchange Act with the SEC since January 1, 2016 (such documents, together with any other documents filed or furnished during such period by the Company to the SEC, the “Company SEC Documents”). No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to make filings with the SEC.

(b) As of its respective date of filing with the SEC, or, if amended or supplemented by a filing prior to the date of this Agreement, as of the date of the last such filing, each of the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable, and the rules and regulations thereunder, and none of the Company SEC Documents when filed or furnished (or in the case of a registration statement under the Securities Act, at the time it was declared effective) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) As of the date of this Agreement, there are no outstanding or unresolved comments in letters received from the SEC staff with respect to any Company SEC Documents, and none of the Company SEC Documents filed with the SEC prior to the date of this Agreement is, to the Knowledge of the Company, the subject of ongoing SEC review. Since January 1, 2017, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange and the applicable provisions of the Sarbanes-Oxley Act.

(d) The Company maintains “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company and that provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. The Company maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(e) Since January 1, 2017, the Company has not identified and has not been advised by the Company’s auditors of (i) significant deficiencies or material weaknesses (as defined by the Public Company Accounting Oversight Board) in the design or operation of internal controls over financial reporting, which could reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal controls over financial reporting.

Section 3.6. Financial Statements and Undisclosed Liabilities.

(a) The financial statements of the Company (including any related notes and schedules thereto) included in the Company SEC Documents (i) have been derived from the accounting books and records of the Company and the Company Subsidiaries, (ii) as of their respective dates of filing with the SEC complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (iii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iv) fairly present, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries and the consolidated results of operations, stockholders’ equity and cash flows as of the dates and for the respective periods indicated (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of notes, none of which individually or in the aggregate are material).

(b) The Company and the Company Subsidiaries do not have any liabilities or obligations of any nature (whether absolute, contingent, accrued or otherwise) required by GAAP to be reflected or reserved against in a consolidated balance sheet (or the notes thereto) of the Company, except for those liabilities and obligations (i) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) reflected or reserved against in the most recent consolidated balance sheet of the Company (including the notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018, (iii) incurred since June 30, 2018 in the ordinary course of business consistent with past practice and which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect or (iv) incurred in accordance with this Agreement.

Section 3.7. Absence of Certain Changes or Events.

(a) Since December 31, 2017 through the date of this Agreement, there has not been any event, change, condition, occurrence or effect, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) Since December 31, 2017, the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice.

Section 3.8. Legal Proceedings. There are no Proceedings pending, or to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or any of their respective assets, rights or properties or any of the executive officers or directors of the Company in each such Person’s capacity as such, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.9. Compliance with Laws; Permits.

(a) The Company and the Company Subsidiaries are, and since January 1, 2017 have been, in compliance with all (and have not violated any) applicable Laws, Orders, Privacy Policies and the Payment Card Industry Data Security Standards, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Since January 1, 2017 through the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice, subpoena, written demand, written inquiry or written information requests from a Governmental Entity alleging or seeking information to determine whether the Company or any Company Subsidiary is or was in non-compliance with or violation of any Law, Order, Privacy Policy or Permit except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no investigation (whether civil, criminal, administrative, investigative, formal or informal) or review by any Governmental Entity with respect to any non-compliance with or violation of any Law, Order, Privacy Policy or Permit by the Company or any Company Subsidiary is pending or threatened, in each case, would reasonably be expected to have a Company Material Adverse Effect.

(c) The Company and each of the Company Subsidiaries hold and are in compliance with, and since January 1, 2017 have held and have been in compliance with, all Permits necessary for the lawful conduct of their business and the ownership and use of their properties and assets and each of such Permits is valid and in full force and effect, except where the failure to so hold or be in compliance with such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) Prior to the date of this Agreement, the Company or the Company Subsidiaries have validly transferred, in accordance with all applicable Law and Orders, all licenses, permits and authorizations from the Federal Communications Commission previously held or owned by the Company or the Company Subsidiaries.

Section 3.10. Company Material Contracts.

(a) Except as set forth in Section 3.10(a) of the Company Disclosure Letter and other than any Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC, neither the Company nor any of the Company Subsidiaries is, as of the date of this Agreement, a party to or bound by any Contract:

(i) with any Person (including artists, music labels, composers, publishers, collection and performance societies and organizations and rights administrators) that owns, controls or licenses any rights to sound recordings, music, graphics, video, other content or rights in any media (“Content Rights”) that are downloaded, distributed, performed, reproduced, broadcast or otherwise used or exploited in the operation of the business of the Company or the Company Subsidiaries, which Contract is material to the Company and the Company Subsidiaries, taken as a whole, and requires the Company or the Company Subsidiaries to pay consideration of more than $15,000,000 annually;

(ii) that relates to any joint venture, partnership, limited liability or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any joint venture or partnership (other than with or among wholly-owned Company Subsidiaries);

(iii) that (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing Indebtedness (or guaranteeing the Indebtedness of another Person) in excess of $10,000,000, (B) grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any property or asset that is material to the Company and the Company Subsidiaries, taken as a whole, (C) provides for or relates to any interest, currency or hedging, derivatives or similar Contracts or (D) restricts payment of dividends or any distributions in respect of the equity interests of the Company or any of the Company Subsidiaries;

(iv) that relates to, involves or provides for the settlement of any current or former Claim (A) which Contract is with any Governmental Entity (except settlements for an immaterial monetary fine), (B) which Contract materially restricts or imposes material obligations upon the Company and the Company Subsidiaries, taken as a whole, or (C) which Contract would require the Company or the Company Subsidiaries to pay consideration of more than $10,000,000 after the date of this Agreement;

(v) that is between (A) the Company or any of the Company Subsidiaries, on the one hand, and (B) any of directors or executive officers of the Company (including any employment agreements and related Contracts with such officers) or stockholders who own five percent (5%) or more of the outstanding Company Common Stock, on the other hand;

(vi) that contains covenants that (A) purport to limit or restrict the ability of the Company or any Company Subsidiaries (or Parent or its Affiliates after the Effective Time) to compete with any person in any business or in any geographic area, including any non-compete covenant or (B) grant to the other party to such Contract (or a third party) exclusivity or “most favored nation” status (whether in terms of pricing or otherwise);

(vii) that grants any rights of first refusal, rights of first offer or other similar rights to any Person with respect to any material asset of the Company and the Company Subsidiaries, taken as a whole, or that contains a put, call or similar right pursuant to which the Company or any Company Subsidiary would be required to purchase or sell, as applicable, any equity interests of any Person or assets of any Person, in each case that would require payments by or to the Company or the Company Subsidiaries of more than $10,000,000 after the date of this Agreement;

(viii) that is for the acquisition or disposition, directly or indirectly (by merger or otherwise), of all or substantially all of the assets or at least a majority of capital stock or other equity interests of any Person, pursuant to which the Company or any Company Subsidiary has continuing “earn out” or other similar contingent payment obligations, indemnification or other obligations outstanding;

(ix) that obligates the Company or any of the Company Subsidiaries to make any capital expenditure or investment not contemplated by the Capital Expenditure Budget in excess of $10,000,000;

(x) that requires the Company or any of the Company Subsidiaries to provide any funds to or make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) any Person (other than any Company Subsidiary) in excess of $10,000,000;

(xi) that is a (A) material Contract that relates to Intellectual Property (excluding non-exclusive commercially available software licenses with annual fees of less than $1,000,000,

licenses for sound recordings or music publishing and non-exclusive licenses to customers in the ordinary course of business, but including any “open source” licenses that would require material proprietary source code to be licensed or made available if the applicable software is distributed, conveyed or made available to others) or (B) Privacy Policy that is externally posted and obligates the Company or any Company Subsidiaries to their customers and users; or

(xii) except to the extent such Contract is described in clauses (i)-(xi) above, that requires annual aggregate payments by, or other consideration from (or annual aggregate payments, or other consideration, to) the Company or the Company Subsidiaries of more than $10,000,000 annually.

(b) The Contracts filed or required to be filed as exhibits to the Company SEC Documents of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC or listed or required to be listed in Section 3.10(a) of the Company Disclosure Letter are together referred to herein as the “Company Material Contracts.” The Company has made available to Parent true, correct and complete copies of each Company Material Contract, including any schedules, exhibits and amendments thereto.

(c) (i) Each Company Material Contract is valid and binding on the Company or a Company Subsidiary and is in full force and effect, and, to the Knowledge of the Company, is valid and binding on the other parties thereto, (ii) the Company and each Company Subsidiary and, to the Knowledge of the Company, each of the other parties thereto, has performed all obligations required to be performed by it to date under each Company Material Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default on the part of the Company or any Company Subsidiary under any Company Material Contract or, to the Knowledge of the Company, any other party thereto, except, in each case of clauses (i) through (iii), as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) Since January 1, 2017 through the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice of a material breach or material default from a counterparty to any Company Material Contract and no counterparty to a Company Material Contract has notified the Company or any Company Subsidiary in writing (or, to the Knowledge of the Company, otherwise) that it intends to terminate or not renew a Company Material Contract.

Section 3.11. Company Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Company Benefit Plans. With respect to each such Company Benefit Plan, to the extent applicable, the Company has made available to Parent true, correct and complete copies of (or, to the extent no such copy exists, an accurate description thereof, to the extent applicable): (i) the most recent annual report on Form 5500 required to have been filed with the U.S. Internal Revenue Service for each Company Benefit Plan, including all schedules thereto and any audited financial statements and actuarial valuation reports; (ii) the most recent determination letter, if any, from the Internal Revenue Service for any Company Benefit Plan that is intended to qualify pursuant to Section 401(a) of the Code or, if such Company Benefit Plan is a prototype or volume submitter plan, the opinion, advisory or notification letter which covers each such Company Benefit Plan, if applicable; (iii) the plan documents, including all amendments thereto, and the most recent summary plan descriptions and the most recent summaries of material modifications; (iv) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; and (v) any notices to or from the U.S. Internal Revenue Service or any office or representative of the United States Department of Labor or any similar Governmental Authority relating to any material compliance issues in respect of any such Company Benefit Plan.

(b) Neither the Company, any Company Subsidiary nor any of their respective ERISA Affiliates has previously maintained, sponsored, contributed to (or had an obligation to contribute to) or currently maintains, sponsors or participates in, contributes to (or has an obligation to contribute to) or otherwise has any liability with respect to (i) any defined benefit pension plan or plan subject to Section 302 or Title IV of ERISA or Section 412 or Section 4971 of the Code or

(ii) any multiemployer plan within the meaning of Section 3(37) of ERISA, any multiple employer plan within the meaning of Section 413 of the Code, or any multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter as to its qualification, or if such Company Benefit Plan is a prototype or volume submitter plan, the opinion, advisory or notification letter for each such Company Benefit Plan, and, to the Knowledge of the Company, there are no circumstances, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Company Benefit Plan, (ii) there are no pending or, to the Knowledge of the Company, threatened Proceedings against any Company Benefit Plan, any fiduciary thereof, or the Company or any Company Subsidiary with respect to any Company Benefit Plan and no facts or circumstances exist that could reasonably be expected to give rise to any such Proceedings, and (iii) all contributions required to be made by the Company, any Company Subsidiary or any of its ERISA Affiliates to any Company Benefit Plan have been made on or before their applicable due dates. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, no event has occurred and no condition exists that would subject the Company or any Company Subsidiary, either directly or by reason of their affiliation with any ERISA Affiliate, to any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or any other applicable Law with respect to any Company Benefit Plan. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, no Company Benefit Plan that is a “welfare benefit plan” (within the meaning of Section 3(1) of ERISA) provides post-termination or retiree life insurance, health or other welfare benefits or coverage to any person, except as may be required by Section 4980B of the Code or any similar Law.

(d) Except as otherwise contemplated under this Agreement, neither the execution nor delivery of this Agreement, shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby would reasonably be expected to, whether alone or in combination with any other event(s): (i) result in the accelerated vesting or payment of, or any increase in, or the funding (through a grantor trust or otherwise) of, any compensation or benefits to any Company Employee; (ii) result in the entitlement of any Company Employee to severance or termination pay or benefits; (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans; or (iv) result in any payment under any of the Company Benefit Plans or any other arrangement that would not be deductible under Section 280G of the Code. No Company Benefit Plan provides for a “gross-up” or similar payment, including in respect of any amount of “excise tax” or “additional tax” that may become payable under Section 409A of the Code or Section 4999 of the Code.

(e) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has made any commitment (i) to create, incur liability with respect to or cause to exist any other compensation, benefit, fringe benefit or other plan, program, arrangement or agreement or to enter into any contract or agreement to provide compensation or benefits to any individual, in each case other than required by the terms of the Company Benefit Plans as in effect as of the date hereof or (ii) to modify, change or terminate any Company Benefit Plan, other than a modification, change or termination required by applicable Law.

(f) In addition to the foregoing, with respect to each Non-U.S. Company Benefit Plan:

(i) all employer and employee contributions to each Non-U.S. Company Benefit Plan required by Law or by the terms of such Non-U.S. Company Benefit Plan or pursuant to any contractual obligation (including contributions to all mandatory provident fund schemes) have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matter, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; and

(ii) each Non-U.S. Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.12. Labor Matters.

(a) There is no effort currently being made or, to the Knowledge of the Company, threatened by or on behalf of any labor union, works council, employee committee or representative or other labor organization to authorize representation of any employees of the Company or any Company Subsidiary by any labor organization. No petition has been filed, nor has any Proceeding been instituted by any employee of the Company or any Company Subsidiary, group of employees of the Company or any Company Subsidiary, or labor organization with any labor relations board or commission seeking recognition of a collective bargaining or similar representative in the past three years. Neither the Company nor any Company Subsidiary is a party to or otherwise bound by any collective bargaining agreement or other contract or agreement with any labor organization or other representative of any employees of the Company or any Company Subsidiary, nor is any such contract or agreement presently being negotiated.

(b) Except as set forth in Section 3.12(b) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has closed any plant or facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program since January 1, 2017, nor has the Company or any Company Subsidiary planned or announced any such action or program for the future.

Section 3.13. Taxes. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (provided that the foregoing exception shall not apply to clause (j) below):

(a) The Company and the Company Subsidiaries have timely filed (or caused to be timely filed) all Tax Returns required to be filed by them, and all such Tax Returns are true, correct and complete in all material respects. The Company and the Company Subsidiaries have paid (or caused to be paid) all Taxes due and payable by them and have withheld and paid all Taxes that the Company or any of the Company Subsidiaries are obligated to withhold from amounts owing to any employee, former employee, independent contractor, shareholder, creditor or third party, except, in each case, for Taxes that are being contested in good faith and for which adequate reserves are provided on the financial statements of the Company in accordance with GAAP.

(b) No deficiency for any Tax has been asserted or assessed against the Company or any of the Company Subsidiaries by a Tax authority in writing, other than any deficiency that has been fully paid, settled or withdrawn. Neither the Company nor any Company Subsidiary has waived any statute of limitations or agreed in writing to any extension of time with respect to a material Tax assessment or deficiency which waiver or extension is currently in force. There are no Liens for Taxes on the assets of the Company or any Company Subsidiary other than Permitted Liens.

(c) No audit, examination, investigation or other proceeding in respect of any Taxes or any Tax Return of the Company or any of the Company Subsidiaries is currently pending or, to the Knowledge of the Company, threatened in writing, other than for which adequate reserves are provided on the financial statements of the Company in accordance with GAAP.

(d) Neither the Company nor any of the Company Subsidiaries (i) is or has been a member of a group (other than a group the common parent of which is the Company or any of the Company Subsidiaries and which includes or included only the Company and/or Company Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or

(ii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) arising from the application of Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or otherwise by operation of Law.

(e) Neither the Company nor any of the Company Subsidiaries is a party to or bound by or has any obligation under any Tax allocation, sharing, indemnity, reimbursement or similar agreement or arrangement (other than (i) any agreement or arrangement solely among the Company/or any of the Company Subsidiaries or (ii) ordinary course commercial agreements or arrangements the primary subject matter of which is not Tax matters).

(f) No written claim has been made by any Tax authority in a jurisdiction where the Company or any of the Company Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction, other than any such claims that have been fully resolved or for which adequate reserves are provided on the financial statements of the Company in accordance with GAAP.

(g) Neither the Company nor any of the Company Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(h) Neither the Company nor any of the Company Subsidiaries will be required to include a material item of income (or exclude a material item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing Date, (ii) a prepaid amount received, or paid, prior to the Closing Date, (iii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, or (iv) an election under Section 108(i) of the Code (or any similar provision of state, local or non-U.S. Law).

(i) Within the past two years, neither the Company nor any of the Company Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law).

(j) Neither the Company nor any Company Subsidiary has taken any action or knows of any fact or circumstance that would reasonably be expected to prevent or impede (i) the Merger and the Sirius XM Radio Merger, taken together, or (ii) the Holding Company Merger and the Conversion, taken together, from in each case qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(k) Neither the Company nor any Company Subsidiary has made an election pursuant to Section 965(h) of the Code.

Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 3.13 and, to the extent expressly referring to Code sections, Section 3.11, are the sole and exclusive representations of the Company with respect to Taxes and Tax matters.

Section 3.14. Intellectual Property and Privacy.

(a) Section 3.14(a) of the Company Disclosure Letter lists all Intellectual Property registered with any Governmental Entity (and all applications for any of the foregoing) that is owned by the Company or the Company Subsidiaries (collectively, the “Registered IP”).

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries exclusively own the Owned Intellectual Property, free and clear of all Liens (including claims of current and former employees and contractors), and all such registrations and applications for Registered IP are subsisting and unexpired and, to the Knowledge of the Company, valid and enforceable; (ii) the operation of the Company’s and the Company Subsidiaries’ businesses does not infringe, misappropriate or otherwise violate (“Infringe”) (and has not done so since January 1, 2017) the Intellectual Property or other proprietary rights of any other Person and, since January 1, 2017, no Person has alleged the same in writing (including in “cease and desist” letters, invitations to take a patent license or statutory “takedown” notices), other than claims that have since been resolved without material liability; (iii) since January 1, 2017, no Person has made a compliant in writing to the Company or the Company Subsidiaries as to the advertising, marketing or privacy practices of the Company or the Company Subsidiaries, other than claims that have since been resolved without material liability or that would not result in material liability even if unresolved; (iv) to the Knowledge of the Company, no Person is Infringing any Owned Intellectual Property or Intellectual Property exclusively licensed to the Company or the Company Subsidiaries; (v) since January 1, 2017, no Person has demanded in writing that the Company or the Company Subsidiaries remove from their systems or services and/or pay royalties for (other than royalties due under existing written agreements) any content in which such Person has or claims rights; (vi) no third Person has the current or contingent right to access or possess any material proprietary source code of the Company or the Company Subsidiaries; and (vii) the Company and the Company Subsidiaries’ material proprietary software does not contain and is not distributed, conveyed or otherwise used together with any “open source” or similar software in any manner that would require any such material proprietary source code to be licensed or made available to others if the applicable software is conveyed, distributed or made available to others.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries take, and since January 1, 2017 have taken, actions to maintain and protect (i) the integrity, security and continuous operation of IT Assets owned or, to Knowledge of the Company, controlled by the Company or the Company Subsidiaries and used in the operation of their business, and, to the Knowledge of the Company, there have been no material breaches, violations, unplanned outages or unauthorized uses of same; (ii) all nonpublic sensitive data relating to the Company and the Company Subsidiaries’ current and former subscribers and customers (including trial subscribers and customers), including any Private Data; (iii) their trade secrets and confidential information included in the Owned Intellectual Property; and (iv) their qualification for the “safe harbors” of the U.S. Digital Millennium Copyright Act, 17 U.S.C. § 512, and the U.S. Communications Decency Act, 47 U.S.C. § 230 (the “IP Safe Harbors”).

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all IT Assets owned or, to Knowledge of the Company, controlled by the Company and used in the operation of the Company and the Company Subsidiaries’ business (i) are free from any material defect, bug, virus, malware, error or other corruptant and (ii) operate in material compliance with their documentation.

Section 3.15. Environmental Matters. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there are no Materials of Environmental Concern present at or affecting any real property currently or formerly owned, leased or operated by the Company or the Company Subsidiaries, (b) neither the Company nor the Company Subsidiaries nor any of their predecessors or other entities for the acts or omissions of which they are liable has caused any condition at any location that has resulted in or would reasonably be expected to result in liability or other obligation (i) under any applicable Laws protecting the environment, quality of the ambient air, soil, surface water or groundwater, or natural resources or protecting human health and safety (“Environmental Laws”) or (ii) regarding any Materials of Environmental Concern and (c) neither the Company nor any of the Company Subsidiaries has assumed or retained, by contract or operation of law, any liabilities under any Environmental Laws or concerning any Materials of Environmental Concern.

Section 3.16. Real Property.

(a) Section 3.16(a) of the Company Disclosure Letter identifies all leases, subleases, licenses and other occupancy agreements in effect as of the date hereof, pursuant to which the Company or a Company Subsidiary occupies real property for the annual rent payment of more than $5,000,000 (the “Leases”). Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect: (i) each Lease is valid, in full force and effect and enforceable against the Company or Company Subsidiary that is party thereto and (ii) the Company and the Company Subsidiaries are not in default (and there is no event or condition that after notice or lapse of time or both would constitute a default by the Company or any Company Subsidiary) under any Lease and, to the Knowledge of the Company, there is no default (or event or condition that after notice or lapse of time or both would constitute a default) by any other party thereto under any Lease.

(b) Neither the Company nor any of the Company Subsidiaries owns any real property or interests in real property or any options to acquire such real property or interests therein, except pursuant to the leases, subleases, licenses and other occupancy agreements to which the Company or any Company Subsidiary is a party.

Section 3.17. Insurance. Section 3.17 of the Company Disclosure Letter sets forth a list (including name of insurer, agent, coverage and expiration date) of all insurance policies in force on the date hereof with respect to the business and assets of the Company and the Company Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (a) the Company and the Company Subsidiaries are in compliance with their insurance policies and are not in breach or default under any of the terms thereof, and (b) each such policy is outstanding and in full force and effect and no insurer has refused, denied or disputed coverage of any claim made thereunder. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

Section 3.18. Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement will, at the date it or any amendment or supplement is mailed to holders of the shares of Company Common Stock and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent, Merger Sub or any of their Subsidiaries or to statements made therein to the extent based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein).

Section 3.19. Transactions with Affiliates. Neither the Company, nor any of the Company Subsidiaries, is party to any Contract with any (i) officer or director of the Company or any of the Company Subsidiaries or, other than as directly related to such person’s employment or service with the Company or any Company Subsidiary, (ii) Person that is the beneficial owner of five percent (5%) or more of the outstanding Company Common Stock or (iii) Affiliate or family member of any such officer, director or stockholder, other than in the case of clause (ii) or (iii), any Contract with Parent or its Affiliates.

Section 3.20. Takeover Laws. Assuming the accuracy of the representations and warranties of Parent in Section 4.12, neither Section 203 of the DGCL nor any other Takeover Law is applicable with respect to this Agreement, the Merger or the other transactions contemplated hereby.

Section 3.21. Stockholder Vote Required. The Company Stockholder Approval is the only vote of holders of any class or series of securities of the Company necessary to adopt this Agreement or to approve the Merger and the other transactions contemplated hereby.

Section 3.22. Brokers. Other than as set forth on Section 3.22 of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries has engaged any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fee, commission or finder’s fee in connection with any of the transactions contemplated hereby. True, correct and complete copies of all agreements with those persons set forth on Section 3.22 of the Company Disclosure Letter relating to any such fees or commissions (or otherwise relating to the transactions contemplated by this Agreement) have been furnished to Parent prior to the date hereof.

Section 3.23. Opinions of Financial Advisors. The Company Board has received the written opinions of Centerview Partners LLC and LionTree Advisors LLC, financial advisors to the Company Board, dated as of the date hereof, that, as of the date of such opinions and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in preparing such opinions as set forth in their respective opinions, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock (other than Excluded Shares and shares of Company Common Stock held by any Affiliate of the Company or Parent). The Company will make executed copies of such opinions available to Parent solely for informational purposes promptly following the execution of this Agreement, and it is agreed and understood that such opinions may not be relied on by Parent or Merger Sub.

Section 3.24. No Other Representations or Warranties. Except for the representations and warranties of Parent and Merger Sub contained in Article IV, the Company acknowledges that neither Parent, Merger Sub, nor any Person acting on their behalf makes any other express or any implied representations or warranties whatsoever and specifically (but without limiting the generality of the foregoing) that neither Parent, Merger Sub, nor any Person acting on their behalf makes any representation or warranty with respect to (i) Parent or any Parent Subsidiaries, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to Parent or the Parent Subsidiaries or (ii) any documentation, forecasts, budgets, projections, estimates or other information provided by Parent or any Person acting on its behalf to the Company, any Affiliate of the Company or any Person acting on any of their behalf, including in any “data rooms” or management presentations. The Company has not relied on any such information or any representation or warranty not set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Except as otherwise disclosed in (a) the Parent SEC Documents filed with or furnished to the SEC prior to the date of this Agreement, but excluding disclosures set forth in any risk factors, “forward looking statements” or other statements included in such Company SEC Documents to the extent they are predictive or forward looking in nature, or (b) the corresponding section of the letter (the “Parent Disclosure Letter”) delivered to the Company by Parent at the time of the execution of this Agreement (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1. Organization and Corporate Power.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent has made available to the Company copies of the Constituent Documents of Parent and Merger Sub in effect on the date of this Agreement. Each of Parent and Merger Sub is not in violation of any provision of its Constituent Documents, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Merger Sub was formed solely for the purposes of engaging in the transactions contemplated by this Agreement and Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. All of the issued and outstanding shares of common stock of Merger Sub have been validly issued, are fully paid and non-assessable and are owned directly or indirectly by Parent, free and clear of any Lien.

Section 4.2. Parent Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 9,000,000,000 shares of Parent Common Stock and 50,000,000 shares of Parent Preferred Stock. As of the close of business on September 20, 2018, (i) 4,452,964,967 shares of Parent Common Stock were issued and outstanding; (ii) no shares of Parent Preferred Stock were issued and outstanding; (iii) 2,324,114 shares of Parent Common Stock were owned by Parent as treasury stock; (iv) 278,902,853 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Stock Incentive Plans. All of the issued and outstanding shares of capital stock of Parent are duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights.

(b) Except as set forth in Section 4.2(a), as of the close of business on September 20, 2018: (i) Parent does not have any other shares of Parent Common Stock, Parent Preferred Stock or other capital stock or equity interests outstanding, (ii) Parent has not issued, granted or is bound by any outstanding options, equity-based awards, equity-linked securities, warrants, puts, calls, subscription rights, preemptive rights, redemption rights or securities convertible or exchangeable into capital stock or equity securities of Parent and (iii) Parent is not party to any Contract obligating Parent to (A) issue, transfer or sell any shares of capital stock or other equity interests of Parent or securities convertible into or exchangeable or exercisable for such capital stock or equity interests, (B) issue, grant or be bound by any options, equity-based awards, equity-linked securities, warrants, puts, calls, subscription rights, preemptive rights, redemption rights or securities convertible or exchangeable into capital stock or equity securities of Parent or (C) redeem, repurchase or otherwise acquire any capital stock or equity securities of Parent.

Section 4.3. Authority. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and, subject to, in the case of Merger Sub, the adoption of this Agreement by the sole stockholder of Merger Sub, to consummate the Merger, the Parent Stock Issuance and the other transactions contemplated hereby. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Merger with regard to Merger Sub, the adoption of this Agreement by the sole stockholder of Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent’s and Merger Sub’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 4.4. Consents and Approvals; No Conflicts.

(a) No consent, approval, clearance, permit or authorization of, or registration or filing with, or notice to, any Governmental Entity is required to be made or obtained by Parent or any Parent Subsidiary in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, except for (i) any notices or filings by Parent required under the HSR Act, and, assuming the accuracy of the representations and warranties of the Company in Section 3.4(a)(i), any required filings or notifications under the applicable Competition Laws of the countries and jurisdictions listed in Section 4.4(a) of the Parent Disclosure Letter and the expiration or termination of any applicable waiting periods (or approval) thereunder, (ii) the filing with the SEC of the Form S-4 and such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) compliance with the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration, (iv) compliance with Nasdaq rules and regulations to permit the consummation of the Merger and the listing of the Parent Common Stock to be issued in the Merger, and (v) such other consents, approvals, clearances, permits, authorizations, registrations, filings or notices that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby will not (i) conflict with or violate any provision of the Constituent Documents of Parent or Merger Sub, or (ii) assuming the filings, consents, approvals and waiting periods referred to in Section 4.4(a) are duly made, obtained or satisfied and the adoption of this Agreement by the sole stockholder of Merger Sub is obtained (A) violate any Law or Order, in either case, applicable to Parent or any Parent Subsidiary or any of their respective properties or assets or (B) violate, conflict with, result in the loss of any benefit under, require a payment or incur a penalty under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any Parent Subsidiary under, any Contract to which Parent or any Parent Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of the foregoing clause (ii), for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5. SEC Documents.

(a) Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by Parent with the SEC since January 1, 2016 (such documents, together with any other documents filed or furnished during such period by Parent to the SEC, the “Parent SEC Documents”). No Parent Subsidiary is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to make filings with the SEC.

(b) As of its respective date of filing with the SEC, or, if amended or supplemented by a filing prior to the date of this Agreement, as of the date of the last such filing, each of the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable, and the rules and regulations thereunder, and none of the Parent SEC Documents when filed or furnished (or in the case of a registration statement under the Securities Act, at the time it was declared effective) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Parent maintains “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorization of management and directors of Parent and that provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on the Company’s financial statements. Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(d) Since January 1, 2017, Parent has not identified and has not been advised by Parent’s auditors of (i) significant deficiencies or material weaknesses (as defined by the Public Company Accounting Oversight Board) in the design or operation of internal control over financial reporting, which reasonably could adversely affect Parent’s ability to record, process, summarize and report financial information or (ii) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a role in Parent’s internal control over financial reporting.

Section 4.6. Financial Statements and Undisclosed Liabilities.

(a) The financial statements of Parent (including any related notes and schedules thereto) included in the Parent SEC Documents (a) have been derived from the accounting books and records of Parent and Parent Subsidiaries, (b) as of their respective dates of filing with the SEC complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (c) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (d) fairly present, in all material respects, the consolidated financial position of Parent and the Parent Subsidiaries and the consolidated results of operations, stockholders’ equity and cash flows as of the dates and for the respective periods indicated (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of notes).

(b) Parent and Parent Subsidiaries do not have any liabilities or obligations of any nature (whether absolute, contingent, accrued or otherwise) required by GAAP to be reflected or reserved against in a consolidated balance sheet (or the notes thereto) of Parent, except for those liabilities and obligations (i) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (ii) reflected or reserved against in the most recent consolidated balance sheet of Parent (including the notes thereto) included in Parent’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018, (iii) incurred since June 30, 2018 in the ordinary course of business consistent with past practice and which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect or (iv) incurred in accordance with this Agreement.

Section 4.7. Absence of Certain Changes or Events.

(a) Since December 31, 2017 through the date of this Agreement, there has not been any event, change, condition, occurrence or effect, that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(b) Since December 31, 2017, Parent and the Parent Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice.

Section 4.8. Legal Proceedings. There are no Proceedings pending, or to the Knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Parent, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of Parent Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.9. Taxes. Neither Parent nor any Parent Subsidiary has taken any action or knows of any fact or circumstance that could reasonably be expected to prevent or impede (a) the Merger and the Sirius XM Radio Merger, taken together, or (b) the Holding Company Merger and the Conversion, taken together, from in each case qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.10. Compliance with Laws. Parent and the Parent Subsidiaries are, and since January 1, 2017 have been, in compliance with all (and have not violated any) applicable Laws and Orders, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.11. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date it or any amendment or supplement is mailed to holders of the shares of Company Common Stock and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or Merger Sub regarding such portions thereof that relate expressly to the Company or any Company Subsidiaries or to statements made therein to the extent based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein).

Section 4.12. Ownership of Company Common Stock. Except for the Company Preferred Stock (including all accrued but unpaid dividends thereon), neither Parent nor any Parent Subsidiary owns any shares of Company Common Stock.

Section 4.13. No Vote of Parent Stockholders. No vote of holders of Parent Common Stock is necessary to approve this Agreement, the Merger, the Parent Stock Issuance and the other transactions contemplated hereby. The adoption of this Agreement by the sole stockholder of Merger Sub is the only vote of holders of any capital stock of Merger Sub necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

Section 4.14. Brokers. Other than Allen & Company LLC and Bank of America Merrill Lynch, no broker, finder or investment banker will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.15. No Other Representations or Warranties. Except for the representations and warranties of the Company contained in Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any Person acting on its behalf makes any other express or any implied representations or warranties whatsoever and specifically (but without limiting the generality of the foregoing) that neither the Company nor any Person acting on its behalf makes any representation or warranty with respect to (i) the Company or any Company Subsidiaries, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to the Company or the Company Subsidiaries or (ii) any documentation, forecasts, budgets, projections, estimates or other information provided by the Company or any Person acting on its behalf to Parent or Merger Sub, any Affiliate of Parent or any Person acting on any of their behalf, including in any “data rooms” or management presentations. Neither Parent nor Merger Sub has relied on any such information or any representation or warranty not set forth in Article III.

ARTICLE V

COVENANTS

Section 5.1. Company Conduct of Business Prior to the Effective Time. Except (i) as set forth in Section 5.1 of the Company Disclosure Letter, (ii) as expressly contemplated by this Agreement, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement, (A) the Company shall, and shall cause the Company Subsidiaries to: (1) conduct its business in the ordinary course consistent with past practice and (2) use commercially reasonable efforts to maintain and preserve its present business organization, maintain in effect all Contracts and Permits as necessary to operate their businesses, keep available the services of officers and key employees and maintain relationships with customers, suppliers and others having material business relationships with it and (B) in furtherance of, and without limiting the generality of the foregoing, the Company shall not, and shall cause the Company Subsidiaries to not:

(a) (A) amend or otherwise change the Company’s Constituent Documents and (B) with respect to any Company Subsidiaries, amend or otherwise change their Constituent Documents in any material respect;

(b) adjust, split, combine or reclassify any capital stock or other equity interest or enter into any agreement or plan to effect a merger, consolidation, share exchange, reorganization, dissolution or liquidation (provided that for the avoidance of doubt, nothing in this clause (b) (or clause (s) as it relates to this clause (b)) shall prohibit the exercise by the Company of its rights under Section 5.5(g));

(c) except as permitted in Section 5.1(k)(D), issue, grant, sell, dispose of, redeem or repurchase any equity securities or equity-based award in the Company or any Company Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any such equity securities or awards, or any rights of any kind to acquire any such equity securities or such convertible or exchangeable securities, other than the issuance of shares of Company Common Stock (x) upon the exercise of Company Stock Options and options under the ESPP, in each case outstanding as of the date hereof in accordance with their terms, (y) to satisfy the vesting and settlement of any Company RSUs or Company Performance Awards outstanding as of the date hereof in accordance with their terms or (z) to satisfy the conversion of any Company Convertible Notes in accordance Company Notes Indenture;

(d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of Company Common Stock or other shares of capital stock or equity interests (except for any dividend or distribution on the Company Preferred Stock or by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary);

(e) sell, license, transfer, subject to a Lien, abandon or allow to lapse or expire or otherwise dispose of (whether by merger, consolidation or sale of stock or assets or otherwise), any assets, rights (including Intellectual Property) or businesses of the Company or the Company Subsidiaries (including any capital stock of any Company Subsidiaries), in each case other than dispositions of (x) equipment and other assets in the ordinary course of business consistent with past practice, (y) any assets, rights or businesses not exceeding $10,000,000 individually or $20,000,000 in the aggregate or (z) non-exclusive licenses to Intellectual Property granted in the ordinary course of business consistent with past practice;

(f) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case other than (A) purchases of equipment and other assets in the ordinary course of business consistent with past practice or (B) acquisitions not exceeding $10,000,000 individually or $20,000,000 in the aggregate;

(g) (A) incur, assume, refinance or guarantee any Indebtedness (other than Indebtedness between wholly owned Company Subsidiaries or between the Company and wholly owned Company Subsidiaries) or issue any debt securities, or assume or guarantee any Indebtedness of any person, except for borrowings in the ordinary course of business consistent with past practice under the Company’s revolving credit facility (as set forth in the Credit Agreement) or (B) enter into (or terminate) any swap or hedging transaction or other derivative agreement;

(h) make any loans, advances or capital contributions to, or investments in, any other person (other than to any wholly-owned Company Subsidiary) in excess of $5,000,000 individually or $10,000,000 in the aggregate;

(i) enter into, amend in any material respect, waive compliance with any material rights with respect to, or cancel, fail to renew or terminate any Company Material Contract or Contract which if entered into prior to the date hereof would be a Company Material Contract, other than any Contract relating to licenses of the Content Rights;

(j) except for expenditures contemplated by and consistent with the capital expenditure budgets set forth on Section 5.1(j) of the Company Disclosure Letter (the “Capital Expenditure Budget”), make, or commit to make, or otherwise authorize any capital expenditures in excess of $10,000,000 in the aggregate;

(k) except as may be required by the terms of any Company Benefit Plan disclosed on Section 3.11(a) of the Company Disclosure Letter as in effect as of the date hereof: (A) increase the compensation or benefits of any Company Employee, except for increases in compensation or benefits for the Company Employees below the level of the Company’s Senior Leadership Team to the extent that such increases are in the ordinary course of business and consistent with past practice; (B) grant any rights to change-in-control, retention, severance or termination pay or other termination benefits to any Company Employee, except for making severance, termination pay or other termination benefits in the ordinary course of business and consistent with past practice to Company Employees below the level of the Company’s Senior Leadership Team in connection with promotions or the hiring of a new Company Employee below the level of the Company’s Senior Leadership Team or the filling of a vacancy for a position below the level of the Company’s Senior Leadership Team; (C) establish, adopt, enter into, amend, terminate or grant any waiver or consent under any Company Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement except for amendments to Company Benefit Plans made in the ordinary course of business consistent with past practice that do not increase the cost to the Company or any of the Company Subsidiaries of such arrangements; provided that no such action shall be taken which extends a Company Benefit Plan beyond December 31, 2019; (D) grant any equity or equity-based awards other than in connection with the hiring of any new Company Employee or promotion awards made to any Company Employee in the ordinary course of business and consistent with past practice (it being understood that no such awards shall contain any acceleration of vesting solely as a result of the transactions contemplated hereby); (E) terminate the employment of any executive officers (other than for cause) or hire any new employees unless such hiring is in the ordinary course of business and consistent with past practice and is with respect to employees having an annual base salary and annual target cash incentive opportunity not to exceed $400,000 in the aggregate for such employee; (F) take any action to accelerate the vesting or time of payment of any compensation or benefit under any Company Benefit Plan or pay any cash bonus; or (G) loan or advance any money or other property to any Company Employee (other than routine advancement of business expenses in the ordinary course of business and consistent with past practice);

(l) enter into any Contract involving or providing for the settlement of any Claim or threatened Claim (or series of related Claims): (A) which Contract is with a Governmental Entity (except settlements for an immaterial monetary fine); (B) which Contract materially restricts or imposes material obligations on the Company or any Company Subsidiary; or (C) which Contract involves payments by the Company or any Company Subsidiaries after the date hereof in excess of $1,000,000 individually or $5,000,000 in the aggregate (excluding any amounts that may be paid under existing insurance policies), provided that this clause (l) shall not apply to any settlement of any Proceeding described in Section 5.6 or Section 5.13, which shall be governed by the respective provisions thereof;

(m) (i) announce, implement or effect any reduction in force, layoff or other program resulting in the termination of Company Employees, in each case, that would trigger the WARN Act or (ii) recognize any union or other labor organization as the representative of any Company Employees, or enter into any new or amended collective bargaining agreement with any union or other labor organization;

(n) make any changes in its methods, practices or policies of financial accounting, except as may be required under applicable Law, rule, regulation or U.S. GAAP, in each case following consultation with the Company’s independent public accountants;

(o) (i) make, change or revoke any Tax election, except where such election would not have a material effect on the Tax position of the Company or any Company Subsidiary (ii) file any amended material Tax Returns, (iii) settle or compromise any Tax liability of the Company or any Company Subsidiary (other than with respect to settlements or compromises of any Tax liability for an amount that does not materially exceed the amount specifically disclosed, reflected or reserved with respect to such Tax liability in accordance with GAAP in the consolidated financial statements included in the Company SEC Documents with respect to the relevant Tax matter at issue, (iv) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes of the Company or any Company Subsidiaries, (v) enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund, or (vi) fail to file when due (taking into account any available extensions) any material Tax Return;

(p) (i) take any action or cause any action to be taken that would reasonably be expected to prevent (x) the Merger and the Sirius XM Radio Merger, taken together, or (y) the Holding Company Merger and the Conversion, taken together, from in either case constituting a reorganization under Section 368(a) and related provisions of the Code or (ii) fail to take any commercially reasonable action or fail to cause any commercially reasonable action to be taken that is reasonably expected to be necessary to cause (x) the Merger and the Sirius XM Radio Merger, taken together, and (y) the Holding Company Merger and the Conversion, taken together, to in each case constitute a reorganization under Section 368(a) and related provisions of the Code;

(q) fail to use its reasonable best efforts to maintain in full force and effect the existing insurance policies of the Company and the Company Subsidiaries or to replace such insurance policies with comparable insurance policies covering the Company, the Company Subsidiaries and their respective properties, assets and businesses;

(r) make any material changes to any Privacy Policy (except as is reasonably determined by the Company to be necessary or advisable to comply with applicable Law) or its actions to qualify for the IP Safe Harbors; or

(s) agree, resolve or commit to take any of the actions prohibited by this Section 5.1.

Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

Section 5.2. Parent Conduct of Business Prior to the Effective Time. Except as (i) set forth in Section 5.2 of the Parent Disclosure Letter, (ii) as expressly contemplated by this Agreement, (iii) as required by applicable Law or (iv) with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement: (A) Parent shall, and shall cause the Parent Subsidiaries to: (1) conduct its business in the ordinary course consistent with past practice and (2) use commercially reasonable efforts to maintain and preserve its present business organization, maintain in effect all Contracts and Permits as necessary to operate their businesses, keep available the services of officers and key employees and maintain relationships with customers, suppliers and others having material business relationships with it and (B) in furtherance of, and without limiting the generality of the foregoing, Parent shall not:

(a) amend or otherwise change the Constituent Documents of Parent in any manner that would adversely affect the holders of Company Common Stock who would receive Parent Common Stock at the Effective Time in a manner different from holders of Parent Common Stock prior to the Effective Time;

(b) adjust, split, combine or reclassify the Parent Common Stock, any capital stock or other equity interest of Parent or enter into any agreement or plan to effect a reorganization, dissolution or liquidation;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of Parent Common Stock or other shares of capital stock or equity interests (except for (i) regular quarterly cash dividends by Parent or (ii) any dividend or distribution by a wholly-owned Parent Subsidiary to Parent or another wholly-owned Parent Subsidiary);

(d) (i) take any action or cause any action to be taken that would reasonably be expected to prevent (x) the Merger and the Sirius XM Radio Merger, taken together, or (y) the Holding Company Merger and the Conversion, taken together, in either case from constituting a reorganization under Section 368(a) and related provisions of the Code or (ii) fail to take any commercially reasonable action or fail to cause any commercially reasonable action to be taken that is reasonably expected to be necessary to cause the (x) Merger and the Sirius XM Radio Merger, taken together, and (y) the Holding Company Merger and the Conversion, taken together, to in each case constitute a reorganization under Section 368(a) and related provisions of the Code; or

(e) agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

Nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or the Parent Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Parent Subsidiaries’ respective operations.

Section 5.3. Access to Information.

(a) From the date of this Agreement through the earlier of the Effective Time and the termination of this Agreement, each Party shall afford to the other Party and its Affiliates (and its and their Representatives), upon reasonable notice by such other Party, reasonable access during normal business hours to all its and its Subsidiaries’ properties, books, contracts, commitments and records, and to its and its Subsidiaries’ officers, employees, accountants, counsel and other Representatives and each Party shall promptly make available to the other Party all information concerning its business, properties and personnel as the other Party may reasonably request; provided that a Party shall not be required to provide such access or furnish such information if such Party in good faith reasonably believes that doing so would reasonably be expected to (i) breach or violate any applicable Law relating to the exchange of information, (ii) result in the loss of attorney-client privilege or attorney work product privilege or (iii) violate any confidentiality obligation (existing on the date hereof) with respect to such information; provided, further, that the Parties agree to collaborate in good faith to make alternative arrangements to allow for such access or disclosure in a manner that does not result in the events set out in clauses (i), (ii) or (iii) above. No investigation by any of the Parties or their respective Representatives shall constitute a waiver of or otherwise affect the representations, warranties, covenants or agreements of any other Party set forth herein or otherwise affect any condition to the obligations of the Parties under this Agreement.

(b) All information furnished by a Party or any of its Representatives to another Party or its Representatives pursuant to this Agreement (including Section 5.3(a)) shall be subject to the confidentiality provisions of the Investment Agreement (with respect to information provided to Parent, its Affiliates and their respective Representatives) or the nondisclosure agreement, dated January 25, 2016, as amended, by and among Sirius XM Radio, Liberty Media Corporation and the Company (the “Confidentiality Agreement”) (with respect to information provided to the Company, Company Subsidiaries and their respective Representatives), as if the Confidentiality Agreement has a term lasting until the second anniversary of the date of this Agreement. Section 5.07 (other than clause (a) therein and the last sentence therein) of the Investment Agreement shall be of no force and effect for so long as this Agreement remains in effect (or, in the event the Company has terminated this Agreement to enter into an agreement with respect to a Superior Proposal, for so long as such agreement for the acquisition of the Company is otherwise in effect).

Section 5.4. Preparation of the Form S-4 and the Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, (i) the Company shall prepare and file with the SEC the Proxy Statement to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting and (ii) Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. The respective Parties will cause the Proxy Statement and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Prior to filing the Form S-4 and Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto following such filing, each Party shall provide the other Parties a reasonable opportunity to review and to comment on such document or response and shall take into account in good faith any such comments as reasonably proposed. Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding, after consultation with the Company, to comments of the SEC), to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby and Parent shall take all actions reasonably required to be taken under any applicable state securities Laws in connection with the Parent Stock Issuance.

(b) The Company shall, as soon as practicable following effectiveness of the Form S-4, mail the Proxy Statement to the holders of record of Company Common Stock and duly call, give notice of, convene and hold the Company Stockholders Meeting; provided, however, that no breach of this Section 5.4(b) shall be deemed to have occurred if the Company adjourns or postpones the Company Stockholders Meeting for a reasonable period of time, each such period of time not to exceed ten (10) Business Days; provided that (x) at the time of such adjournment or postponement the Company Board shall be prohibited by the terms of this Agreement from making a Change of Recommendation, and the Company Stockholders Meeting is then scheduled to occur within three (3) Business Days of the time of such adjournment or postponement or (y) at the time the Company Board announces a Change of Recommendation, the Company Stockholders Meeting is then scheduled to occur no later than ten (10) Business Days from the date of such Change of Recommendation; provided further that the Company may not adjourn or postpone the Company Stockholders Meeting pursuant to this Section 5.4(b) more than two (2) times or for more than twenty (20) Business Days in the aggregate. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 5.4(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Company Acquisition Proposal or the occurrence of any Change of Recommendation (whether or not made in accordance with this Agreement).

(c) Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement. Each Party shall notify the other promptly of (i) the receipt of any comments from the SEC or the staff of the SEC on the Form S-4 or the Proxy Statement, (ii) any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and (iii) the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each Party shall supply the other with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger. Each Party shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC or its staff with respect to the Proxy Statement or the Form S-4 (with each Party to provide the other Parties a reasonable opportunity to review and to comment on such response and shall take into account in good faith any such comments as reasonably proposed) and to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company, in each case without providing the other Party with a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and the Company.

(e) Unless the Company Board has made a Change of Recommendation in accordance with and subject to Section 5.5, the Company shall include the Company Recommendation in the Proxy Statement and the Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of approval of the Merger and secure any other approval of stockholders of the Company that is required by applicable Law in connection with the Merger. The Company shall keep Parent reasonably updated with respect to proxy solicitation results. The obligation of the Company to mail the Proxy Statement to the holders of Company Common Stock and to call, give notice of, convene and hold the Company Stockholders Meeting, shall not be affected by a Change of Recommendation (whether or not made in accordance with this Agreement).

Section 5.5. Go-Shop and No Solicitation by the Company.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York City time) on October 24, 2018 (the “No-Shop Period Start Date”), the Company, the Company Subsidiaries and their respective Representatives shall have the right to (i) initiate, solicit, facilitate and encourage any inquiry or the making of any proposal or offer that constitutes a Company Acquisition Proposal, (ii) furnish to any Person any information which is reasonably requested by such Person in connection with their potentially making a Company Acquisition Proposal and (iii) participate or engage in discussions or negotiations with such Person regarding a Company Acquisition Proposal; provided that (A) prior to participating or engaging in such discussions or negotiations or furnishing such information, the Company shall have entered into an Acceptable Confidentiality Agreement with such Person and (B) the Company will provide to Parent any information relating to the Company or any of the Company Subsidiaries that was not previously provided or made available to Parent prior to or concurrently with the time it is furnished to such Person. Prior to the No-Shop Period Start Date, the Company will provide a written report to Parent every ten (10) Business Days setting forth (1) the total number of parties contacted to date pursuant to this Section 5.5(a), (2) the number of parties that have affirmatively declined to receive information or enter into discussions regarding a Company Acquisition Proposal, (3) the number of parties that have affirmatively expressed interest in receiving information or entering into discussions regarding a Company Acquisition Proposal and (4) the number of parties that have executed an Acceptable Confidentiality Agreement. On the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each Excluded Party from whom the Company received a written Company Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date, which notice shall include copies of drafts of proposed agreements, term sheets or letters of intent related thereto provided to the Company or any of its Representatives and a summary of all material terms of such Company Acquisition Proposals that were not made in writing.

(b) On the No-Shop Period Start Date, the Company shall, and shall cause the Company Subsidiaries and its and their Representatives to, immediately cease and cause to be terminated any discussions or negotiations conducted with any Persons other than Parent (and its Representatives) and any Excluded Party (and its Representatives) with respect to any Company Acquisition Proposal, including immediately revoking or withdrawing access of any Person other than Parent (and its Representatives) and any Excluded Party (and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or the Company Subsidiaries and request the prompt return or destruction of all confidential information previously furnished to any such Person and its Representatives other than Parent (and its Representatives) and any Excluded Party (and its Representatives). The Company shall not terminate, waive, amend or modify any provision of any standstill or confidentiality agreement to which the Company or any Company Subsidiary is a party with respect to a Company Acquisition Proposal, except to permit the applicable party to make a confidential Company Acquisition Proposal to the Company or the Company Board.

(c) Except as expressly permitted by Section 5.5, the Company shall not, and the Company shall cause the Company Subsidiaries to not, and shall use reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly (i) initiate, solicit, knowingly facilitate or encourage or take any other action designed to result in or facilitate (including by way of providing information) any inquiry, proposal or offer (or the making or announcement of any inquiry, proposal or offer) with respect to any Company Acquisition Proposal, (ii) participate or engage in any discussions or negotiations regarding a Company Acquisition Proposal, furnish to any Person any information or data with respect to a Company Acquisition Proposal, or otherwise cooperate with or knowingly take any other action to facilitate any inquiry, proposal or offer may reasonably be expected to lead to a Company Acquisition Proposal or (iii) enter into any letter of intent, agreement in principle or Contract relating to or providing for a Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or enter into any letter of intent, agreement in principle or Contract requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder (any such letter of intent or other document or Contract, an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary in this Section 5.5, beginning on the No-Shop Period Start Date and prior to obtaining the Company Stockholder Approval, if the Company or any of its Representatives receives an unsolicited bona fide written Company Acquisition Proposal that did not result from a breach of this Section 5.5 and the Company Board concludes in good faith (after consultation with the Company’s outside legal and financial advisors) that such Company Acquisition Proposal constitutes a Company Superior Proposal or is reasonably likely to result in a Company Superior Proposal, the Company and its Representatives may (i) participate or engage in discussions or negotiations with such Person or its Representatives regarding such Company Acquisition Proposal and (ii) furnish information to the Person making such Company Acquisition Proposal which is reasonably requested by such Person in connection with such Company Acquisition Proposal; provided that (A) prior to participating or engaging in such discussions or negotiations or furnishing such information, the Company shall have entered into an Acceptable Confidentiality Agreement with such Person and (B) the Company will provide to Parent any information relating to the Company or any of the Company Subsidiaries that was not previously provided or made available to Parent prior to or concurrently with the time it is furnished to such Person making such Company Acquisition Proposal. For the avoidance of doubt, notwithstanding the commencement of the No-Shop Period Start Date, prior to obtaining the Company Stockholder Approval, the Company is permitted to engage in the activities described in this Section 5.5(d) with respect to any Excluded Party, subject to the proviso in the previous sentence, unless such Excluded Party ceases to be an Excluded Party in accordance with the definition thereof.

(e) From and after the No-Shop Period Start Date, the Company will notify Parent orally and in writing promptly (and in any event within one Business Day) (i) after receipt of any Company Acquisition Proposal or any request for non-public information or to engage in discussions or negotiations that could reasonably be expected to lead to a Company Acquisition Proposal), which notice shall include the material terms and conditions of such Company Acquisition Proposal, the identity of the Person making any such Company Acquisition Proposal and copies of drafts of proposed agreements, commitment letters, term sheets or letters of intent related thereto (including any cover letter with respect thereto) that are exchanged between such Person and the Company (such materials, the “Proposal Documents”) and (ii) of any change to the financial or other material terms and conditions of any Company Acquisition Proposal (including any Company Acquisition Proposal from an Excluded Party). The Company shall keep Parent reasonably informed on a reasonably current basis of material changes in the status of any such Company Acquisition Proposal (including from an Excluded Party), including by providing Parent with copies of all Proposal Documents promptly (and in any event within one Business Day) upon receipt by the Company of such written documents or upon delivery by the Company, the Company Board or their counsel of such written documents to such Person making such Company Acquisition Proposal. Without limiting the foregoing, from and after the No-Shop Period Start Date, the Company will notify Parent orally and in writing promptly (and in any event within one Business Day) after receipt of any request for non-public information relating to the Company or any Company Subsidiary or for access to any properties, books or records by any Person (including from an Excluded Party) in connection with a Company Acquisition Proposal and shall in no event begin providing such information or access prior to providing such notice.

(f) Except as provided in Section 5.5(g), neither the Company nor the Company Board (or any committee thereof) shall, directly or indirectly, (i) fail to make or withdraw (or modify or qualify in any manner adverse to Parent or publicly propose to withdraw, modify or qualify in any manner adverse to Parent) the Company Recommendation or (ii) adopt, approve, or publicly recommend, endorse or otherwise declare advisable the adoption of any Company Acquisition Proposal (each such action being referred to herein as an “Change of Recommendation”).

(g) At any time prior to obtaining the Company Stockholder Approval (whether before or after the No-Shop Period Start Date), and only following compliance with the other provisions in this Section 5.5, the Company Board may terminate this Agreement in accordance with Section 7.1(f) (and effect a Change of Recommendation with respect thereto), if:

(i) the Company received a bona fide written Company Acquisition Proposal (including a Company Acquisition Proposal from an Excluded Party) after the date of this Agreement that did not result from a breach of this Section 5.5 that the Company Board has determined in good faith (after consultation with the Company’s outside legal and financial advisors) constitutes a Company Superior Proposal;

(ii) the Company shall have provided Parent with written notice (“Superior Proposal Notice”) advising Parent it intends to terminate this Agreement pursuant to Section 7.1(f), which notice shall include the material terms and conditions of such Company Acquisition Proposal, the identity of the Person making any such Company Acquisition Proposal and copies of all written agreements, or, if not final, the most recent draft thereof, reflecting such Company Acquisition Proposal (including drafts (or final versions) of any agreements, commitment letters, term sheets or letters of intent related thereto (including any cover letter with respect thereto));

(iii) for at least a three (3) Business Day period commencing on the Business Day following the date Parent receives the Superior Proposal Notice (the “Company Negotiation Period”), the Company has negotiated, and has caused its financial and legal advisors (and other Representatives) to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) changes to the terms of this Agreement such that the Company Acquisition Proposal would no longer constitute a Company Superior Proposal (it being understood that any revisions to the financial terms (including to the amount or form of consideration) or other material terms of the Company Acquisition Proposal shall require the Company to comply again with the procedures set forth in this Section 5.5(g), including providing a new Superior Proposal Notice and a new Company Negotiation Period, which period shall be shortened to two (2) Business Days, with respect thereto); and

(iv) following 11:59 p.m., New York City time, on the last Business Day of the applicable Company Negotiation Period(s) referred to in clause (iii) above, the Company Board determines in good faith (after consultation with the Company’s outside legal and financial advisors) that such Company Acquisition Proposal still constitutes a Company Superior Proposal after giving effect to all of the changes to this Agreement which have been proposed by Parent.

(h) At any time prior to obtaining the Company Stockholder Approval (whether before or after the No-Shop Period Start Date), the Company Board may effect a Change of Recommendation if:

(i) there shall occur or arise after the date of this Agreement a material development or material change in circumstances (or if such material development or material change in circumstances occurred or arose on or prior to the date of this Agreement, the material consequences of which are not known to the Company Board as of the date of this Agreement and only become known to the Company Board prior to obtaining the Company Stockholder Approval), in each case, that was not reasonably foreseeable and that relates to the Company or the Company Subsidiaries but does not relate to any Company Acquisition Proposal (as to which Section 5.5(g) shall apply) (any such material development or material change in circumstances unrelated to an Company Acquisition Proposal being referred to as an “Intervening Event”); provided, however, that in no event shall (A) any action taken by the Company in order to comply with the covenants set forth in this Agreement, and the consequences of any such action, constitute an Intervening Event and (B) any changes in the market price or trading volume of shares of Company Common Stock or Parent Common Stock constitute an Intervening Event;

(ii) the Company Board determines in good faith (after consultation with the Company’s outside legal and financial advisors) that, in light of such Intervening Event, the failure to withdraw or modify the Company Recommendation in a manner adverse to Parent would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law;

(iii) the Company shall have provided Parent with written notice (an “Intervening Event Notice”) advising Parent that the Company Board intends to make a Change of Recommendation, which notice shall describe in reasonable detail the Intervening Event (it being agreed that the delivery of such notice by the Company shall not constitute a Change of Recommendation);

(iv) for at least a three (3) Business Day period commencing on the Business Day following the date Parent receives the Intervening Event Notice, the Company has negotiated, and has caused its financial and legal advisors (and other Representatives) to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the need for making such Change of Recommendation would be obviated; and

(v) at the end of the period referred to in clause (iv) above, after taking into account any changes to the terms of this Agreement offered by Parent in writing to the Company, the Company Board has determined in good faith (after consultation with the Company’s outside legal and financial advisors) that the failure to withdraw or modify the Company Recommendation would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law in light of such Intervening Event.

(i) Nothing contained in this Section 5.5 will prohibit the Company or the Company Board from (i) complying with its disclosure obligations under applicable Law with respect to a Company Acquisition Proposal, including taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A (or any similar communication to stockholders) or (ii) making a “stop, look and listen” or similar communication to stockholders of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided that (x) this paragraph shall in no way eliminate or modify the effect that any such action taken or disclosure made would otherwise have under this Agreement, (y) any such action taken or disclosure made that relates to a Company Acquisition Proposal shall be deemed to be a Change in Recommendation unless the Company Board reaffirms the Company Recommendation in connection with such action or disclosure and (z) in no event shall the Company or the Company Board make a Change of Recommendation except in compliance with Section 5.5(f).

Section 5.6. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of Parent, Merger Sub and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to (i) consummate the transactions contemplated hereby and to cause the conditions set forth in Article VI to be satisfied as promptly as practicable (and in any event prior to the Outside Date); (ii) prepare as promptly as practicable all necessary applications, notices, filings, requests and other documents to be made or filed by such Party (and cooperate with the other Parties with respect to any applications, notices, filings, requests and other documents to be made or filed by the other Parties) in connection with the transactions contemplated by this Agreement; (iii) obtain as promptly as practicable all consents, approvals, clearances, permits, authorizations, registrations, filings or notices from any Governmental Entity (or other Person) which is required to be obtained in connection with the transactions contemplated by this Agreement; (iv) comply promptly with all requirements under applicable Law which may be imposed on such Party with respect to the transactions contemplated by this Agreement; (v) defend all lawsuits or other Proceedings to which it (or with respect to the Company, the Company Subsidiaries is) a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable order with respect to each such lawsuit or other Proceeding; (vi) have lifted or rescinded any injunction or restraining Order which may adversely affect the ability of the Parties to consummate the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable Order with respect thereto and (vii) resolve any objection or assertion by any Governmental Entity challenging this Agreement or the transactions contemplated hereby.

(b) In furtherance of the foregoing, the Company, Parent and Merger Sub agree to, as promptly as practicable after the date hereof: (i) make (or cause to be made) an appropriate filing of a Notification and Report Form pursuant to the HSR Act, which filing shall in any event be made within twenty (20) Business Days following the date hereof, and (ii) make such filings and submissions contemplated by applicable foreign Competition Laws as set forth on Section 5.6(b) of the Company Disclosure Letter.

(c) Subject to the other provisions of this Agreement, including those set forth elsewhere in this Section 5.6, each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall (i) to the extent permitted by applicable Law, promptly inform the other Party of any substantive communication (oral and written) received by such party from, or given by such Party to, any Governmental Entity with respect to any applications, notices, filings or requests made (or any consents, approvals or clearances sought to be obtained) in connection with the transaction contemplated by this Agreement (including keeping the other Parties apprised, on a current basis of the status thereof); (ii) to the extent permitted by applicable Law, promptly inform the other Party of any substantive communication (oral and written) received by such Party from, or given by such Party to, any Person that is not a Governmental Entity in connection with any Proceeding (or threatened Proceeding) by such Person regarding or arising out of this Agreement or the transactions contemplated by this Agreement; (iii) consult with the other Parties (subject to applicable Law relating to the exchange of information) in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to any applications, notices, filings or requests made (or any consents, approvals or clearances sought to be obtained) in connection with the transaction contemplated by this Agreement; (iv) use reasonable best efforts to furnish to the other Party and, upon request, to any Governmental Entities such information and assistance as may be reasonably requested in connection with the foregoing, including by responding promptly to and using reasonable best efforts to comply fully with any request for additional information or documents under any applicable Law; and (v) not independently participate in any meeting (including telephonic meetings) with any Governmental Entity in connection with the foregoing without giving the other Party sufficient prior notice of the meeting (including telephonic meetings) and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate in such meeting (including telephonic meetings). Notwithstanding anything in this Section 5.6 to the contrary, materials provided by or on behalf of Parent to the Company or its counsel or the Company to Parent or its counsel may be redacted to the extent necessary (a) to remove references concerning Parent’s or the Company’s valuation analyses with respect to the Company and the Company Subsidiaries, (b) as necessary to comply with Contracts in effect on the date hereof, (c) to address reasonable concerns regarding attorney-client privilege or (d) to remove personal, proprietary and other confidential business information. Neither Parent nor the Company shall acquire, or agree to acquire, any business, entity or undertaking, where that acquisition, if completed, will or is reasonably likely to have a materially adverse effect on the prospects of obtaining any regulatory approval to be sought in relation to the Agreement.

(d) Notwithstanding anything to the contrary in this Agreement (i) in no case shall the Company, Parent or Merger Sub be obligated to (and the Company shall not, without the written consent of Parent, and in no event shall Parent or Merger Sub be deemed to have breached any representation, warranty, covenant or agreement for refusing to) become subject to, consent to or agree to, or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change its respective assets or business (including those of its respective Affiliates (but for the avoidance of doubt excluding any Specified Persons, as to whom no such requirements, conditions, understandings, agreements or order shall apply in any event)) in any manner that, either individually or in the aggregate, (A) materially adversely affects the financial condition, business, or the operations of (x) the Company and the Company Subsidiaries, on a consolidated basis, or (y) Parent and its Affiliates or (B) prohibits or materially limits the ownership, control or operation by (x) the Company and the Company Subsidiaries or (y) Parent and its Affiliates of any material portion of its or their respective businesses or assets, or compels the Company or Parent or any of its Affiliates to dispose of or hold separate any of its material businesses or assets or any portion thereof.

(e) For the avoidance of doubt, Parent and the Parent Subsidiaries and the Company and the Company Subsidiaries shall not be required (and without the prior consent of Parent, the Company and the Company Subsidiaries shall not) to take any action with respect to any order or any applicable Law or in order to obtain any approval, consent or clearance which is not conditioned upon the consummation of the Merger.

(f) Without limiting the generality of anything contained in this Section 5.6 but subject in all respects to Section 5.6(d), each Party shall use their respective reasonable best efforts to obtain any consents or approvals from any Persons (other than Governmental Entities) that are necessary or advisable in connection with the transactions contemplated by this Agreement. In the event that the Parties hereto shall fail to obtain any such third party consent, the Company shall use its reasonable best efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company and the Company Subsidiaries resulting, or which would reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any such approval or consent with respect to any transaction contemplated by this Agreement, (i) none of the Company or any Company Subsidiary shall be required to, or, without the prior written consent of Parent, shall, pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person and (ii) none of Parent, Merger Sub or any of their Affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.

Section 5.7. Notification of Certain Matters. Each Party shall give reasonably prompt written notice to the other Party, if to such Party’s Knowledge, (a) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (b) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided that (i) nothing in this Section 5.7 shall be deemed to affect, modify or condition the obligations of each party to effect the Closing and (ii) each Party’s obligations, actions or inactions pursuant to this Section 5.7 shall be deemed excluded for purposes of determining whether the conditions set forth in either Section 6.2 or Section 6.3 have been satisfied.

Section 5.8. Publicity. Except with respect to any Change of Recommendation made by the Company in accordance with Section 5.5, so long as this Agreement is in effect, each of Parent and the Company shall consult with each other before issuing any press release or public statement with respect to this Agreement, the Merger or the other transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent (not to be unreasonably withheld, delayed or conditioned) of the other Party; provided that a Party may, without obtaining the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances), issue such press release or make such public statement as may upon the advice of outside counsel be required by applicable Law or the rules and regulations of Nasdaq or NYSE, as applicable. Without limiting the foregoing, Parent and the Company shall use reasonable efforts to cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other Party, and the Company shall consult with Parent regarding communications with customers, stockholders and employees related to the transactions contemplated hereby.

Section 5.9. Indemnification.

(a) From and after the Effective Time, Parent will cause the Surviving Company to indemnify, defend and hold harmless, to the fullest extent permitted by the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement and as permitted under applicable Law, all past and present directors and officers of the Company and any Company Subsidiary (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) against any liabilities, damages, costs or expenses (including reasonable attorneys’ fees and expenses) incurred in connection with any Proceeding (whether asserted before or after the Effective Time) arising out of acts or omissions occurring at or prior to the Effective Time in connection with such Company Indemnified Party having served as a director or officer of the Company or a Company Subsidiary or having served at the request of the Company or a Company Subsidiary as a director, officer or employee of any other corporation, limited liability company, partnership, joint venture, employee benefit plan, trust or other business (and including any acts or omissions with respect to this Agreement or the consummation of the transactions contemplated hereby), and, to the same extent that such Company Indemnified Parties have the right to advancement of expenses from the Company or a Company Subsidiary as of the date of this Agreement, to provide advancement of expenses to any such Company Indemnified Party, subject to receipt of an undertaking from such Company Indemnified Party to repay such advanced amounts if it is determined by a court of competent jurisdiction in a final judgment that such Company Indemnified Person was not entitled to indemnification. Such rights set forth in this Section 5.9(a) shall continue in full force and effect until the expiration of the applicable statute of limitations with respect to any such Proceedings against any Company Indemnified Party, except as otherwise required by applicable Law, and Parent shall cause the Surviving Company (or any successor) to include and maintain in effect, for a period of six (6) years after the Effective Time, the provisions regarding elimination of liability of directors that are in the Company’s certificate of incorporation as in effect as of the date of this Agreement.

(b) For a period of six (6) years after the Effective Time, Parent shall maintain or cause the Surviving Company to maintain for the benefit of each Company Indemnified Party a directors’ and officers’ liability insurance policy that provides coverage for acts or omissions occurring prior to the Effective Time (the “D&O Insurance”) with terms and conditions which are, in the aggregate, not less advantageous to such Company Indemnified Party than the terms and conditions of the existing directors’ and officers’ liability insurance policy of the Company; provided that, at Parent’s option, in lieu of the foregoing insurance coverage, Parent or, with Parent’s consent, the Company may at or prior to the Effective Time substitute therefor a single premium tail coverage with respect to the D&O Insurance that provides coverage for period of six (6) years after the Effective Time, with terms and conditions which are, in the aggregate, not less advantageous to such Company Indemnified Party than (and otherwise comparable to) the terms and conditions of the existing directors’ and officers’ liability insurance policy of the Company. Notwithstanding the foregoing, in no event will Parent be required to expend (and in no event shall the Company expend), in the aggregate, an amount in excess of 300% of the most recent annual premium paid by the Company for the existing directors’ and officers’ liability insurance policy of the Company (the “Insurance Amount”), and if Parent is unable to maintain or obtain the insurance called for by this Section 5.9(b) for an amount equal to or less than the Insurance Amount, Parent shall obtain as much comparable insurance as may be available for the Insurance Amount.

(c) In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, in each such case to the extent so required, Parent shall cause proper provision to be made so that such successor or assign of the Surviving Company assumes the obligations set forth in this Section 5.9.

(d) The provisions of this Section 5.9 are intended to be for the benefit of, and will be enforceable by, the Company Indemnified Parties following the Closing and are in addition to, and not in substitution for, any other rights to indemnification, advancement or contribution that any such Person may have by Law, Contract or otherwise.

Section 5.10. Employee Matters.

(a) For a period commencing on the Effective Time, and ending on December 31, 2019, the Surviving Company will provide individuals who are employees of the Company or any Company Subsidiary immediately prior to the Effective Time and continue to be employees of Parent or one of the Parent Subsidiaries (including the Surviving Company) immediately following the Effective Time, but only for so long as such individuals are so employed (each, a “Continuing Employee”), (i) a base salary, regular hourly wage, or commission opportunities, as applicable, that are not less than the base salary, regular hourly wage, or commission opportunities, as applicable, provided to such Continuing Employees by the Company and the Company Subsidiaries on the date of this Agreement, (ii) target cash incentive compensation opportunities (excluding equity-based incentive compensation opportunities) that are not less than the target cash incentive compensation opportunities (excluding equity-based incentives) provided to such Continuing Employees by the Company and the Company Subsidiaries on the date of this Agreement, and (iii) employee benefits (other than equity-based awards) that are either (A) substantially comparable to the employee benefits (other than equity-based awards, including under the ESPP) provided by the Company or any Company Subsidiary on the date of this Agreement or (B) substantially comparable to the employee benefits (other than equity-based awards) provided to similarly-situated employees of Parent and the Parent Subsidiaries.

(b) As of the Effective Time, Parent shall, and shall cause the Surviving Company and any applicable Company Subsidiary to, (i) give Continuing Employees credit for purposes of eligibility, benefit accrual, vesting and entitlement to benefits where length of service is relevant (but not for any purposes under any employee benefit plan that is a defined benefit pension plan) under any employee benefit and compensation plans or arrangements maintained by Parent or an applicable Parent Subsidiary that such employees may be eligible to participate in after the Effective Time (“New Plans”) for such Continuing Employees’ service with the Company or any Company Subsidiaries to the same extent that such service was credited for purposes of any comparable employee benefit plan of the Company or a Company Subsidiary immediately prior to the Effective Time and in no event shall service prior to the Effective Time be required to be taken into account if such service credit would result in the duplication of benefits with respect to the same period. In addition, and without limiting the generality of the foregoing, Parent shall provide that (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before the replacement, and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition limitations, exclusions, actively-at-work requirements or waiting periods of such New Plan be waived for such employee and his or her covered dependents to the extent waived or not applicable under a comparable Company Benefit Plan in which such Company Employee Participated immediately before the replacement, and any eligible expenses incurred by such employee and his or her covered dependents under a Company Benefit Plan during the portion of the plan year prior to the Effective Time to taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the remainder of the applicable plan year during which the Effective Time occurs as if such amounts had been paid in accordance with such New Plan.

(c) From and after the Effective Time, the Company or the Surviving Company, as applicable, will, and Parent will cause the Company or the Surviving Company, as applicable, to, honor, in accordance with their terms, (i) the 2018 Corporate Incentive Plan and the Executive Leadership Team 2018 Supplemental Bonus Program and (ii) all employment, severance, income continuity and change of control programs, plans or agreements between the Company or any Company Subsidiary and the Continuing Employees including bonuses, incentives, severance payments or deferred compensation in existence on the date hereof, in each case, in accordance with their terms as in effect immediately prior to the date of this Agreement or to the extent amended in accordance with the terms of this Agreement or in accordance with the terms of such programs, plans or agreements as in effect prior to the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event).

(d) No provision of this Section 5.10 shall be construed as a limitation on the right of Parent, or to cause any Parent Subsidiary to, amend or terminate any specific employee benefit plan that Parent or a Parent Subsidiary would otherwise have under the terms of such employee benefit plan, nor shall any provision of this Section 5.10 be construed to require the continuation of the employment of any particular Continuing Employee. The provisions of this Section 5.10 are solely for the benefit of the Parties, and no Company Employee or any other Person shall be a third-party beneficiary of this Section 5.10, and nothing herein shall be construed as an amendment to any employee benefit plan of Parent or any Parent Subsidiary or other compensation or benefit plan or arrangement for any purpose.

Section 5.11. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on Nasdaq, subject to official notice of issuance, prior to the Closing Date.

Section 5.12. Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any acquisitions or dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.13. Stockholder Litigation. Prior to the Effective Time, in the event that any litigation or other Proceeding of any stockholder related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or to the Knowledge of the Company, threatened against any of the Company and/or the members of the Company Board prior to the Effective Time, the Company shall promptly notify Parent of any such litigation or other Proceeding and shall keep Parent reasonably informed on a reasonably current basis with respect to the status thereof. The Company shall consult with Parent on a regular basis with respect to, and shall give Parent the opportunity to participate, at Parent’s expense, in the defense or settlement of, any such litigation or Claims, and no such settlement or compromise shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 5.14. Takeover Laws. If any Takeover Law becomes applicable to any of the transactions contemplated by this Agreement, the Company shall take all action reasonably necessary to enable the transactions contemplated by this Agreement to be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Takeover Law on the transactions contemplated by this Agreement.

Section 5.15. Company Cooperation on Certain Matters. After the date hereof and prior to the earlier of the Effective Time and the termination of this Agreement, Parent and the Company shall establish procedures, subject to applicable Law, reasonably acceptable to both Parties by which the Parties will confer on a regular and continued basis regarding the general status of the ongoing operations of the Company and the Company Subsidiaries and integration planning matters and communicate and consult with specific Persons to be identified by each Party to the other with respect to the foregoing.

Section 5.16. Certain Tax Matters.

(a) During the period from the date of this Agreement to the Closing, Parent and the Company shall (and Parent shall cause the Parent Subsidiaries (including Merger Sub) to and the Company shall cause the Company Subsidiaries and the New Holding Company to) each (i) use reasonable best efforts to cause (x) the Merger and the Sirius XM Radio Merger, taken together, and (y) the Holding Company Merger and the Conversion, taken together, to in each case constitute a reorganization under Section 368(a) of the Code, (ii) neither take any action nor fail to take any action if such action or such failure could reasonably be expected to prevent or impede (x) the Merger and the Sirius XM Radio Merger, taken together, or (y) the Holding Company Merger and the Conversion, taken together, in either case from qualifying as a reorganization within the meaning of Section 368(a) of the Code, and (iii) use reasonable best efforts to obtain the opinion described in Section 6.2(f) (in the case of Parent and Merger Sub) and the opinion described in Section 6.3(e) (in the case of the Company). The obligations of Parent and the Company pursuant to this Section 5.16(a) shall include negotiating in good faith such amendments to this Agreement as may be reasonably required in order to restructure the transactions set forth herein if such restructuring would be necessary to allow Parent to obtain the opinion described in Section 6.2(f) or the Company to obtain the opinion described in Section 6.3(e), including any other additional or alternative steps that could be taken to preserve the intended treatment of the transactions set forth herein as a reorganization within the meaning of Section 368(a) of the Code and that do not adversely affect Parent, the Company or any of their respective Affiliates.

(b) Parent and the Company shall (and Parent shall cause the Parent Subsidiaries (including Merger Sub) to and the Company shall cause the Company Subsidiaries and the New Holding Company to) execute and deliver officer’s certificates containing appropriate representations at such time or times as may be reasonably requested by counsel, including in connection with any filing of the Form S-4 and the delivery of the opinions described in Section 6.2(f) and Section 6.3(e), for purposes of rendering opinions with respect to the tax treatment of the Merger, the Sirius XM Radio Merger, the Holding Company Merger and the Conversion.

(c) If the opinion described in Section 6.2(f) or the opinion described in Section 6.3(e) cannot be obtained despite the reasonable best efforts described in Section 5.16(a), the closing conditions in Section 6.2(f) and Section 6.3(e) shall not apply and the parties hereto (i) shall execute a reverse subsidiary merger of Merger Sub with and into the Company, with the Company surviving such merger (the “Alternative Reverse Subsidiary Merger”) (it being understood that under such circumstances, the Alternative Reverse Subsidiary Merger shall be structured so that it shall be treated as a taxable stock sale by the Company shareholders (other than Parent or any Parent Subsidiaries) for U.S. federal income tax purposes), and (ii) shall not effect the Sirius XM Radio Merger, the Holding Company Merger or the Conversion and, to the extent necessary, shall negotiate in good faith such amendments to this Agreement as may be reasonably required in order to execute such Alternative Reverse Subsidiary Merger and to not effect the Sirius XM Radio Merger, the Holding Company Merger or the Conversion.

Section 5.17. Company Convertible Notes and Credit Agreement.

(a) Prior to the Closing, the Company shall take all actions required in order to comply with, and discharge its obligations under, the terms of the Convertible Notes Indenture, including (i) giving any notices and the filings that may be required in connection with any conversions of Convertible Notes occurring as a result of the transactions contemplated by this Agreement; (ii) executing and delivering to Citibank, N.A., as trustee under the Convertible Notes Indenture, a supplemental indenture effective as of the Effective Time complying with the requirements of Article 10 and Article 11 and Section 14.07 of the Convertible Notes Indenture, together with any related certificates, legal opinions and other documents required by the Convertible Notes Indenture to be delivered in connection with such supplemental indenture; (iii) delivering any other supplemental indentures, legal opinions, officers certificates or other documents or instruments required in connection with the consummation of the Merger or otherwise reasonably requested by Parent and (iv) taking such actions as necessary to ensure that, at the Effective Time, each outstanding Convertible Note shall no longer be convertible into shares of Company Common Stock and shall instead be determined by reference to the Merger Consideration, in each case of clauses (i), (ii), (iii) or (iv) in accordance with, and subject to, the provisions of the Convertible Notes Indenture (including the time periods specified therein). The Company shall provide Parent a reasonable opportunity to review and to comment on such documents or instruments and shall take into account in good faith any such comments as reasonably proposed by Parent or its counsel.

(b) The Company shall use its reasonable best efforts to deliver to Parent, on or prior to the third business day prior to the Closing Date, a copy of a payoff letter (subject to delivery of funds as arranged by Parent), from the requisite creditors or agents under the Credit Agreement setting forth the amount required to pay off in full on the Closing Date the Credit Agreement and the commitment of the relevant creditors or agent to release any liens and terminate all guarantees in connection therewith following satisfaction of the terms set forth in such payoff letter.

Section 5.18. Parent Vote. Parent shall or shall cause to be voted, all of the shares of Company Common Stock and Company Preferred Stock owned beneficially or of record by Parent or any of its Affiliates, at any meeting of the holders of capital stock of the Company or, if applicable, pursuant to any consent of the stockholders of the Company in lieu of a meeting or otherwise, in favor of this Agreement and the Merger.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1. Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the Closing are subject to the satisfaction of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the applicable Party):

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Nasdaq Listing. The shares of Parent Common Stock to be issued in the Merger and any such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(c) No Legal Restraints. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, enacted or issued by any Governmental Entity of competent jurisdiction that prohibits or makes illegal the consummation of the Merger; provided that prior to a Party asserting this condition with respect to any Order such Party shall have used its reasonable best efforts to oppose any such Order and to have such Order vacated or made inapplicable to such Merger, as the case may be.

(d) Form S-4. The Form S-4 shall have become effective by the SEC under the Securities Act, shall not be the subject of any stop order in effect and no Proceedings seeking a stop order shall be pending before the SEC.

(e) Regulatory Matters. (i) The waiting period (and any extensions thereof) under the HSR Act applicable to the Merger shall have expired or been terminated and (ii) the decisions, orders, consents or expiration of any waiting periods required to consummate the transaction contemplated by this Agreement under the Competition Laws of the countries or jurisdictions listed on Section 6.1(e) of the Company Disclosure Letter shall have occurred or been granted.

Section 6.2. Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to consummate the Closing are subject to the satisfaction (or waiver by Parent) of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.3, Section 3.7(a), Section 3.20, Section 3.21 and Section 3.23 shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the representations and warranties of the Company contained in Sections 3.2(a), Section 3.2(b) and Section 3.22 shall be true and correct in all but de minimis respects as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (iii) the other representations and warranties of the Company set forth in this Agreement shall be true and correct (in each case without giving effect to any materiality or Company Material Adverse Effect qualifier therein), as of the date of this Agreement and at and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Covenants. The Company shall have performed or complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to the Closing.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there has not been any event, change, condition, occurrence or effect, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer certifying that the conditions set forth in Section 6.2(a), (b) and (c) have been satisfied.

(e) FIRPTA Certificate. Parent shall have received from the Company a certificate, dated as of the Closing Date and duly executed by an executive officer of the Company, in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3).

(f) Tax Opinion. Subject to Section 5.16(c), Parent shall have received from Simpson Thacher & Bartlett LLP, counsel to Parent, or another nationally recognized law firm, a written opinion dated the Closing Date to the effect that for U.S. federal income tax purposes (x) the Merger and the Sirius XM Radio Merger, taken together, and (y) the Holding Company Merger and the Conversion, taken together, will in each case constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent, Merger Sub, the New Holding Company and the Company.

Section 6.3. Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Closing of the following conditions (which may be waived in whole or in part by the Company):

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Section 4.3, Section 4.7(a) and Section 4.13 shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the representations and warranties of Parent and Merger Sub contained in Section 4.2, Section 4.12 and Section 4.14 shall be true and correct in all but de minimis respects as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (iii) the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (in each case without giving effect to any materiality or Parent Material Adverse Effect qualifier therein), as of the date of this Agreement and at and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by each of them prior to the Closing.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there has not been any event, change, condition, occurrence or effect, that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer certifying that the conditions set forth in Section 6.3(a), (b) and (c) have been satisfied.

(e) Tax Opinion. Subject to Section 5.16(c), the Company shall have received from Sidley Austin LLP, counsel to the Company, or another nationally recognized law firm, a written opinion dated the Closing Date to the effect that for U.S. federal income tax purposes (x) the Merger and the Sirius XM Radio Merger, taken together, and (y) the Holding Company Merger and the Conversion, taken together, will in each case constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent, Merger Sub, the New Holding Company and the Company.

ARTICLE VII

TERMINATION

Section 7.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing, whether before or, except as provided below, after the Company Stockholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):

(a) by the mutual written consent of Parent and the Company;

(b) by either of Parent or the Company, by written notice to the other:

(i) if any Governmental Entity of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Merger and such Order shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party unless such Party shall have used its reasonable best efforts to oppose any such Order and to have such Order vacated or made inapplicable to such Merger;

(ii) if the Merger shall not have been consummated on or before the nine (9) month anniversary of the date of this Agreement (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any Party whose failure to perform in all material respects its obligations under this Agreement was the primary cause of the failure of the Merger to have been consummated by the Outside Date; or

(iii) if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting duly convened therefor (including at any adjournment or postponement thereof);

(c) by the Company, by written notice to Parent, if Parent or Merger Sub shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement, such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would be incapable of being satisfied by the Outside Date and, if such breach is curable, following notice of such breach by the Company to Parent such breach is not cured within thirty (30) days (or the Business Day before the Outside Date, if earlier); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if the Company is in material breach of any of its covenants or agreements contained in this Agreement, which breach has not been cured;

(d) by Parent, by written notice to the Company, if the Company shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would be incapable of being satisfied by the Outside Date and, if such breach is curable, following notice of such breach by the Company to Parent such breach is not cured within thirty (30) days (or the Business Day before the Outside Date, if earlier); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if Parent or Merger Sub is in material breach of any of its covenants or agreements contained in this Agreement, which breach has not been cured;

(e) by Parent, by written notice to the Company, if (A) a Change of Recommendation shall have occurred, whether or not made in accordance with this Agreement; (B) the Company shall have breached Section 5.4 by failing to call and hold the Company Stockholders Meeting as provided therein; (C) the Company shall have materially breached Section 5.5; (D) the Company has approved, adopted, publicly endorsed or recommended or entered into an Alternative Acquisition Agreement; (E) the Company Board shall have failed to publicly recommend against any tender offer or exchange offer that constitutes a Company Acquisition Proposal (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s stockholders) within ten (10) Business Days after the commencement (as such term is defined in Rule 14d-2 of the Exchange Act) of such tender offer or exchange offer; or (F) after the date hereof, any Person shall have publicly announced a Company Acquisition Proposal or any plan or intention (whether or not conditional) to make a Company Acquisition Proposal, or if any such Company Acquisition Proposal or intention shall have otherwise become publicly disclosed, and the Company Board shall fail to publicly reaffirm the Company Recommendation within ten (10) Business Days following Parent’s written request to do so; or

(f) by the Company, by written notice to Parent, if (i) the Company Stockholder Approval has not been obtained, (ii) the Company Board authorizes the Company, subject to complying with the terms of Section 5.5 with respect to such Company Superior Proposal, to enter into a binding definitive agreement to effect a transaction constituting a Company Superior Proposal, (iii) the Company prior to or concurrently with such termination pays to Parent in immediately available funds the Company Termination Fee or the Go-Shop Termination Fee, as applicable, and (iv) the Company enters into such binding definitive agreement substantially concurrently with such termination.

Section 7.2. Effect of Termination. In the event of the termination of this Agreement in accordance with Section 7.1, this Agreement shall forthwith become void and have no effect, and there shall not be any liability or obligation on the part of any Party hereto (or any of its Representatives or Affiliates) to another Party, except that (i) the provisions of this Section 7.2, Section 7.3 and Article VIII shall survive such termination and (ii) no such termination shall relieve any Party from liability to any other Party for fraud or willful and material breach of this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an action by the breaching Party (or failure to act by the breaching Party) with the Knowledge that the taking of such action (or failure to take such action) would, or would reasonably be expected to, cause a breach of this Agreement.

Section 7.3. Termination Fee.

(a) The Company shall pay Parent or its designee, by wire transfer of immediately available funds, $52.5 million (the “Go-Shop Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 7.1(f) in order to enter into a definitive agreement to effect a Company Superior Proposal with an Excluded Party; provided that such definitive agreement is entered into by 11:59 p.m. (New York City time) on November 22, 2018.

(b) The Company will pay to Parent or its designee, by wire transfer of immediately available funds, $105 million (the “Company Termination Fee”) if this Agreement is terminated as follows:

(i) The Company terminates this Agreement pursuant to Section 7.1(f) in a circumstance in which the Go-Shop Termination Fee is not payable;

(ii) (A) Parent terminates this Agreement pursuant to clauses (A), (B), (D), (E) or (F) of Section 7.1(e) in a circumstance in which the Company is not entitled to terminate this Agreement pursuant to Section 7.1(f) and pay the Go-Shop Termination Fee or (B) Parent or the Company terminate this Agreement pursuant to Section 7.1(b)(iii) at a time when this Agreement was terminable pursuant to clauses (A), (B), (D), (E) or (F) of Section 7.1(e) in a circumstance in which the Company is not entitled to terminate this Agreement pursuant to Section 7.1(f) and pay the Go-Shop Termination Fee; or

(iii) (A) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(ii) or Section 7.1(b)(iii), (B) after the date of this Agreement, any Person shall have made a Company Acquisition Proposal (whether or not conditional) or shall have publicly proposed, announced or communicated any plan or intention (whether or not conditional) to make a Company Acquisition Proposal and such Company Acquisition Proposal is not unconditionally withdrawn prior to the Outside Date (in the case of a termination pursuant to Section 7.1(b)(ii)) or the time of the vote taken on the Company Stockholder Approval at the Company Stockholders Meeting (in the case of a termination pursuant to Section 7.1(b)(iii)), and (C) within twelve (12) months of the date of the termination of this Agreement, the Company enters into an agreement with respect to a Company Acquisition Proposal or a transaction in respect of a Company Acquisition Proposal is consummated (in each case, whether or not with a Person that made a Company Acquisition Proposal referenced in clause (B)); provided that solely for the purposes of clause (C), all references in the definition of “Company Acquisition Proposal” to “15%” shall be deemed to be references to “50%”.

(c) If the Company Termination Fee becomes payable (except pursuant to Section 7.3(b)(iii)) or the Go-Shop Termination Fee becomes payable, such fee shall be paid on the date the Agreement is terminated. If the Company Termination Fee becomes payable pursuant to Section 7.3(a)(iii), the Company Termination Fee shall be paid on the date the Company enters into an agreement with respect to a Company Acquisition Proposal (or, if earlier, the date a transaction in respect of a Company Acquisition Proposal is consummated). The Company Termination Fee and the Go-Shop Termination Fee shall, if payable, be paid by wire transfer of immediately available funds to an account designated by Parent.

(d) The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. If the Company fails promptly to pay the Company Termination Fee or the Go-Shop Termination Fee, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment thereof or a settlement in which the Company pays all or any portion of the Company Termination Fee or the Go-Shop Termination Fee, the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the Company Termination Fee or the Go-Shop Termination Fee, as applicable, from the date of the Company Termination Fee or the Go-Shop Termination Fee was payable pursuant to this Agreement at a rate per annum equal to the prime rate as published in The Wall Street Journal on the date such payment was required to be made.

ARTICLE VIII

MISCELLANEOUS

Section 8.1. Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the Parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein; provided, that following receipt of such stockholder approval, no amendment, modification or supplement of this Agreement shall be made that by applicable Law or the rules or regulations of the NYSE requires any further approval or authorization of such stockholders, without such approval or authorization by such stockholders.

Section 8.2. Extension; Waiver. At any time prior to the Closing, each Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other Parties contained in this Agreement. Except as required by applicable Law, no such extension or waiver shall require the approval of the stockholders of any of Parent, the Company or Merger Sub. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

Section 8.3. No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument pursuant hereto will survive the Closing, except Article VIII and the covenants and agreements that by their terms apply or are to be performed in whole or in part after Closing (including those contained in Article II, Section 5.09 and Section 5.10) shall survive the Closing.

Section 8.4. Expenses. Except as otherwise provided in Section 7.3 (or otherwise as expressly provided in this Agreement), all fees and expenses incurred by the Parties hereto shall be borne solely by the Party that has incurred such fees and expenses whether or not the Merger is consummated.

Section 8.5. Notices. All notices and other communications in connection with this Agreement will be in writing and will be deemed duly given (a) on the date of delivery if delivered personally, by facsimile or by electronic mail or (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service. All notices in connection with this Agreement will be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(a)	if to Parent or Merger Sub, to:
Sirius XM Holdings Inc.
1290 Avenue of the Americas
11th Floor
New York, New York 10104
Attn: General Counsel
Email: patrick.donnelly@siriusxm.com
with a copy to:
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
	Attention:	Eric M. Swedenburg
Ravi Purushotham
	Facsimile No.:	(212) 455-2502
	Email:	eswedenburg@stblaw.com
rpurushotham@stblaw.com
(b)	if to the Company, to:
Pandora Media, Inc.
2100 Franklin Street
Suite 700
Oakland, CA 94612
Attention: General Counsel
Email: legal@pandora.com
with a copy to:
Sidley Austin LLP
1001 Page Mill Road, Building 1
Palo Alto, California 94304
	Attention:	Martin A. Wellington
Jennifer F. Fitchen
	Facsimile No.:	(650) 565 7100
	Email:	mwellington@sidley.com
jfitchen@sidley.com

Section 8.6. Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Confidentiality Agreement and the Investment Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof.

Section 8.7. Third Party Beneficiaries.

(a) This Agreement is not intended to confer any rights (including the right to rely upon the representations, warranties and covenants set forth herein), benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and assigns, except that (i) following the Effective Time, the provisions of Section 5.9 shall be enforceable by each Company Indemnified Party and his or her heirs, executors or administrators and representatives, and (ii) following the Effective Time, the provisions of Article II with respect to the rights of holders of shares of Company Common Stock to receive the Merger Consideration, as applicable, shall be enforceable by such holders.

(b) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties may be subject to waiver by the Parties in accordance with Section 8.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.8. Severability. If any term, provision, covenant or restriction (or part thereof) of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party hereto.

Section 8.9. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void; provided that, without the consent of any other Party, prior to the mailing of the Proxy Statement, Parent may designate, by written notice to the Company, another wholly-owned direct or indirect Parent Subsidiary to be a party to the Merger in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Parent Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Parent Subsidiary as of the date of such designation; provided, further, that any such designation not impede or delay the Merger or the other transactions contemplated by this Agreement. For the avoidance of doubt, without the consent of any Party, Parent may transfer the shares of common stock of Merger Sub to any one or more direct or indirect wholly-owned Subsidiaries of Parent.

Section 8.10. Governing Law. This Agreement and any claims and causes of action arising hereunder, whether in tort, contract or otherwise, shall be governed and construed in accordance with the Laws of the State of Delaware.

Section 8.11. Exclusive Jurisdiction. Each of the Parties (a) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (c) agrees that it will not bring any action relating to this

Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (d) consents to service of process being made through the notice procedures set forth in Section 8.5.

Section 8.12. Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and, to the fullest extent permitted by Law, each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.13. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.14. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties (including by facsimile or via portable document format (.pdf)), it being understood that all Parties need not sign the same counterpart.

Section 8.15. Interpretation. The words “include,” “includes,” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Parent Disclosure Letter and the Company Disclosure Letter. The word “will” shall be construed to have the same meaning and effect as the word “shall.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The Company Disclosure Letter and the Parent Disclosure Letter are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented in a manner consistent with this Agreement, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. This Agreement is the product of negotiations by the Parties having the assistance of counsel and other advisers. It is the intention of the Parties that this Agreement not be construed more strictly with regard to one Party than with regard to the others. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 8.16. Definitions.

(a) The following terms and those set forth in the Index of Defined Terms shall have the meanings specified in this Section 8.16 or on the corresponding page number of the Index of Defined Terms:

“2015 Company Notes Indenture” means that certain Indenture, dated as of December 9, 2015, among Pandora Media, Inc. and Citibank, N.A., as Trustee.

“2018 Company Notes Indenture” means that certain Indenture, dated as of June 1, 2018, among Pandora Media, Inc. and Citibank, N.A., as Trustee.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, but shall not contain any standstill provision.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is controlled by, or is under common control with, such first Person; provided however that (i) the Company and the Company Subsidiaries shall not be deemed to be Affiliates of Parent or any of its Affiliates and (ii) none of the Specified Persons will be treated as an Affiliate of Parent or any Parent Subsidiaries or any of their respective Affiliates for any purpose hereunder.

“Business Day” means any day except a Saturday, a Sunday or other day on which banking institutions in the New York, New York, or Oakland, California, are authorized or required by Law to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means any inquiry, proposal, indication of interest or offer from any Person (other than Parent or any of the Parent Subsidiaries), whether written or oral, relating to, or that could reasonably be expected to lead to, in one transaction or a series of transactions, any direct or indirect (i) acquisition, purchase or sale of a business or assets that constitute 15% or more of the consolidated business, revenues, net income or assets (including stock of the Company’s Subsidiaries) of the Company and the Company Subsidiaries, (ii) merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, or (iii) purchase or sale of, or tender or exchange offer (including a self-tender offer) for, securities of the Company that, if consummated, would result in any Person (or the stockholders of such Person) beneficially owning securities representing 15% or more of the equity or total voting power of the Company.

“Company Benefit Plan” means each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, including multiemployer plans (within the meaning of Section 3(37) of ERISA), and each other stock grant, stock purchase, stock option, restricted stock, other equity or equity-related, severance, employment, consulting, change-in-control, retention, fringe benefit, loan, collective bargaining, bonus, incentive, sabbatical, medical, dental, vision, disability, cafeteria benefit, dependent care, welfare benefit, life insurance or accident insurance, retirement, supplemental retirement, deferred compensation or other compensation or benefit plan, agreement, program, policy or arrangement, sponsored, maintained, entered into or contributed to (or required to be contributed to) by the Company or any of its ERISA Affiliates, or to which the Company or any of its ERISA Affiliates is a party, whether written or oral, for the benefit of any Company Employee (including their dependents or beneficiaries) or with respect to which the Company or any of its ERISA Affiliates has any liability (contingent or otherwise).

“Company Board” means the Board of Directors of the Company.

“Company Capital Stock” means, collectively, Company Common Stock and Company Preferred Stock.

“Company Common Stock” means the Company’s common stock, par value $0.0001 per share.

“Company Employee” means any current or former employee, consultant or director of the Company or any of the Company Subsidiaries.

“Company Material Adverse Effect” means any event, change, condition, occurrence or effect that, individually or in the aggregate with all other events, changes, conditions, occurrences or effects, (x) has had or would reasonably be expected to have a material adverse effect on the assets, business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (y) that prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, the Company’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis by the Outside Date, provided, that in determining whether a Company Material Adverse Effect has occurred pursuant to clause (x) above, there shall be excluded any effect resulting from: (i) changes in general economic or political conditions or financial, credit or securities markets in general (including changes in interest or exchange rates); (ii) changes in applicable Laws or changes in GAAP; (iii) acts, declarations or escalations of war, armed hostilities, sabotage, terrorism, earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; (iv) the negotiation, execution, announcement, consummation or pendency of this Agreement or the transactions contemplated hereby (including the impact thereon on the Company’s and the Company Subsidiaries’ relationships with customers, vendors, lenders or employees); (v) any changes in the credit rating of the Company, the market price or trading volume of shares of Company Common Stock or any failure by the Company to meet internal or published projections, forecasts or revenue or earnings predictions, it being understood that any underlying event causing such changes or failures in whole or in part may be taken into account in determining whether a Company Material Adverse Effect has occurred; (vi) any litigation by holders of Company Common Stock arising from allegations of a breach of fiduciary duty relating to this Agreement or the transactions contemplated hereby; (vii) any suspension of trading generally on the NYSE; or (viii) any action or inaction by the Company or Company Subsidiaries expressly required by this Agreement (other than pursuant to Section 5.1(a)), or action taken or not taken by the Company or the Company Subsidiaries upon the written request of Parent; provided that in each case of clauses (i), (ii), (iii) or (vii), such events, changes, conditions, occurrences or effects shall be taken into account to the extent they have a materially and disproportionately adverse impact on the Company and the Company Subsidiaries relative to other companies in the industry in which the Company and the Company Subsidiaries operate. With respect to references to Company Material Adverse Effect in the representations and warranties set forth in Section 3.4, the exceptions in clause (iv) above shall not apply.

“Company Convertible Notes” means the 1.75% Convertible Senior Notes due 2020 issued by Pandora Media, Inc. pursuant to the 2015 Company Notes Indenture and the 1.75% Convertible Senior Notes due 2023 issued by Pandora Media, Inc. pursuant to the 2018 Company Notes Indenture.

“Company Notes Indenture” means, collectively, the 2015 Company Notes Indenture and the 2018 Company Notes Indenture.

“Company Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Company.

“Company Stock Incentive Plans” means, collectively, (i) the Pandora Media, Inc. 2011 Equity Incentive Plan, as it may be amended from time to time, (ii) the Pandora Media, Inc. 2004 Stock Plan, as it may be amended from time to time, (iii) the TheSavageBeast.com, Inc. 2000 Stock Incentive Plan; (iv) the ESPP; and (v) any other compensatory equity-based plans or Contracts of the Company, including any option plans or Contracts assumed by the Company pursuant to a merger, acquisition or similar transaction.

“Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority of the combined voting power of the outstanding shares of Company Common Stock and the outstanding shares of Company Preferred Stock, voting together as a single class.

“Company Stockholders Meeting” means a meeting of the holders of Company Capital Stock for the purpose of seeking the Company Stockholder Approval (including any adjournments or postponements thereof).

“Company Subsidiary” means a Subsidiary of the Company.

“Company Superior Proposal” means any bona fide written Company Acquisition Proposal (except that references therein to “15%” shall be replaced by “50%”) made by any Person (other than Parent or any Parent Subsidiary) after the date hereof, which in the good faith judgment of the Company Board (after consultation with its outside legal counsel and financial advisors) is, if accepted, likely to be consummated and would result, if consummated on the terms proposed on a timely basis, in a transaction that is more favorable from a financial point of view to the stockholders of the Company than the transactions contemplated by this Agreement, after taking into account (a) the likelihood and timing of consummation (as compared to the transactions contemplated hereby), (b) such other matters that the Company Board considers relevant, including legal, financial (including the financing terms of any such Company Acquisition Proposal), regulatory and other aspects and risks of such Company Acquisition Proposal (including the conditions to closing, any requirement of a stockholder vote of the Person making the proposal, and any financing requirements of such Person) and the identity of the Person making such Company Acquisition Proposal and (c) any changes to the terms of this Agreement proposed by Parent.

“Competition Laws” means all laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreement” means the confidentiality agreement, dated January 25, 2016 between Parent, Liberty Media Corporation and the Company, as the same may be further amended, supplemented or otherwise modified by the Parties.

“Constituent Documents” means, with respect to any Person, the charter, the certificate or articles of incorporation or formation, bylaws, limited liability company or operating agreement or comparable organizational documents of such Person, as the same may be amended, supplemented or otherwise modified from time to time.

“Contract” means any note, bond, debenture, mortgage, indenture, deed of trust, license, lease, agreement or other contract, agreement, commitment, instrument or obligation, in each case, including all amendments, supplements or other modifications thereto.

“Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Credit Agreement” means the Credit Agreement, dated as of December 29, 2017 (as may be amended from time to time, including, without limitation, pursuant to Amendment Number One to Credit Agreement, dated as of February 6, 2018, as further amended by Amendment Number Two to Credit Agreement, dated as of September 21, 2018), by and among the Company, Pandora Media California, LLC, the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, and JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and Wells Fargo Bank, National Association as joint lead arrangers and joint book runners.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the related rules and regulations promulgated thereunder.

“Excluded Party” means any Person from whom the Company or any of its Representatives has received a written Company Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date, which written Company Acquisition Proposal the Company Board has determined in good faith prior to the start of the No-Shop Period Start Date (after consultation with its outside counsel and its financial advisor) is or would reasonably be expected to lead to a Company Superior Proposal; provided, however, that a Person shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Person) if (A) such Company Acquisition Proposal made by such Person prior to the start of the No-Shop Period Start Date is withdrawn (it being understood that any amendment, modification or replacement of such Company Acquisition Proposal shall not, in and of itself, be deemed a withdrawal of such Company Acquisition Proposal) or (B) such Company Acquisition Proposal, in the good faith determination of the Company Board (after consultation with its outside counsel and its financial advisor), no longer is or would reasonably be expected to lead to a Superior Proposal.

“Form S-4” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger (as amended or supplemented from time to time).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means, anywhere in the world, any supranational, national, federal, state, provincial, municipal, local or foreign government, governmental or quasi-governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, arbitral body or other tribunal.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” means (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term, or secured or unsecured, and whether evidenced by a note, bond, debenture or other security or similar instrument or otherwise, (ii) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations or other financial agreements or arrangements entered into for the purpose of limiting or managing interest rate risks, (iii) any capitalized lease obligations, (iv) any obligations for the deferred purchase price of property or services, and (v) guaranties, endorsements and assumptions in respect of any of the foregoing clauses (i) through (iv).

“Intellectual Property” means all worldwide intellectual and industrial property rights, including all (i) patents and inventions, (ii) trademarks, service marks, corporate names, trade names, domain names, social and mobile media identifiers, logos, trade dress, design rights, and other designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights, (iv) trade secrets, know-how, technology, methods, processes, algorithms and confidential information, (v) artists’ and performers’ rights, including rights of performance, publicity, attribution and integrity and (vi) all applications, registrations, renewals, continuations, continuations-in-part, divisionals, reissues, re-examinations, extensions and foreign counterparts of any of the foregoing.

“Investment Agreement” means the Investment Agreement, dated June 9, 2017, by and between the Company and Sirius XM Radio.

“IT Assets” means all software, systems, code, applications, websites, applications, networks and other information technology equipment, assets and infrastructure.

“Knowledge” means the actual knowledge of (a) with respect to the Company, the persons set forth in Section 8.16(a) of the Company Disclosure Letter after reasonable inquiry and (b) with respect to Parent, the persons set forth on Section 8.16(b) of the Parent Disclosure Letter after reasonable inquiry.

“Laws” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity.

“Lien” means any lien (statutory or otherwise), pledge, hypothecation, mortgage, lease, restriction, covenant, title defect, assignment, charge, encumbrance, adverse right, claim, option, right of first refusal, preemptive right or security interest of any kind or nature whatsoever.

“Materials of Environmental Concern” means any pollutant, contaminant, hazardous or toxic substance or waste, or terms of similar meaning defined or regulated as such under, and any other substance that could reasonably be expect to result in liability pursuant to, any Environmental Law, including any petroleum or petroleum-containing products, asbestos, asbestos containing materials, urea-formaldehyde insulation, radioactivity, polychlorinated biphenyls, and toxic molds.

“Merger Consideration Closing Value” means the product of (x) the Exchange Ratio and (y) the Parent Measurement Price.

“Nasdaq” means The Nasdaq Global Select Market.

“Non-U.S. Company Benefit Plan” means a Company Benefit Plan that is not subject exclusively to United States Law.

“NYSE” means The New York Stock Exchange.

“Order” means any order, writ, injunction, decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or the Company Subsidiaries, including the Registered IP.

“Parent Board” means the Board of Directors of Parent.

“Parent Common Stock” means Parent’s shares of common stock, par value $0.001 per share.

“Parent Material Adverse Effect” means any event, change, condition, occurrence or effect that, individually or in the aggregate with all other events, changes, conditions, occurrences or effects, (x) has had or would reasonably be expected to have a material adverse effect on the assets, business, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole or (y) that prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, Parent’s and Merger Sub’s ability to perform their obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis by the Outside Date, provided that in determining whether a Parent Material Adverse Effect has occurred pursuant to clause (x) above, there shall be excluded any effect resulting from: (i) changes in general economic or political conditions or financial, credit or securities markets in general (including changes in interest or exchange rates); (ii) changes in applicable Laws or changes in GAAP; (iii) acts of war, armed hostilities, sabotage, terrorism or natural disasters; (iv) the negotiation or announcement of this Agreement (including the impact thereon on Parent’s relationships with customers, vendors, lenders or employees); (v) any changes in the credit rating of Parent, the market price or trading volume of shares of Parent Common Stock or any failure by Parent to meet internal or published projections, forecasts or revenue or earnings predictions for any period, it being understood that any underlying event causing such changes or failures in whole or in part may be taken into account in determining whether a Parent Material Adverse Effect has occurred; (vi) any litigation by holders of Parent Common Stock arising from allegations of a breach of fiduciary duty relating to this Agreement or the transactions contemplated hereby, (vii) any suspension of trading generally on Nasdaq; or (viii) any action or inaction by Parent or Parent Subsidiaries expressly required by this Agreement (other than pursuant to Section 5.2(a)), or action taken or not taken by Parent or Parent Subsidiaries upon the written request of the Company; provided that in each case of clauses (i), (ii) or (iii) or (vii), such events, changes, conditions, occurrences or effects shall be taken into account to the extent they have a materially and disproportionately adverse impact on Parent and the Parent Subsidiaries relative to other companies in the industry in which Parent and the Parent Subsidiaries operate. With respect to references to Parent Material Adverse Effect in the representations and warranties set forth in Section 4.4, the exceptions in clause (iv) above shall not apply.

“Parent Measurement Price” means an amount equal to the average of the volume weighted average price per share, rounded to four decimal places (with amounts 0.00005 and above rounded up), of Parent Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) for the five consecutive trading day period that ends on the second complete trading day ending immediately prior to the Closing Date (for the avoidance of doubt, such second complete trading day shall be included in the five consecutive trading day period).

“Parent Preferred Stock” means preferred stock, par value $0.001 per share, of Parent.

“Parent SEC Financial Statements” means the consolidated financial statements of Parent included in the Parent SEC Documents (including, in each case, any notes or schedules thereto).

“Parent Stock Incentive Plans” means the Sirius XM Holdings Inc. 2015 Long-Term Stock Incentive Plan, the Sirius XM Radio Inc. 2009 Long-Term Stock Incentive Plan, the Sirius Satellite Radio 2007 Stock Incentive Plan, the Amended and Restated Sirius Satellite Radio 2003 Long-Term Stock Incentive Plan and the XM Satellite Radio Holdings Inc. 1998 Shares Award Plan, in each case as it may be amended from time to time.

“Parent Stock Issuance” means the issuance of shares of Parent Common Stock as part of the Merger Consideration.

“Parent Subsidiary” means a Subsidiary of Parent.

“Permit” means any governmental license, permit, certificate, approval or authorization.

“Permitted Lien” means (i) any Lien for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens, including statutory liens, in each case incurred in the ordinary course of business to secure claims which are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) statutory landlords’ Liens and Liens granted to landlords under any lease, (v) any purchase money security interests, equipment leases or similar financing arrangements, and (vi) Liens created under or in connection with the Credit Agreement.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof, and for the avoidance of doubt shall include any “group” (as set forth in Section 13(d)(3) of the Exchange Act) of Persons.

“Privacy Policy” means any Company policy or agreement relating to (i) privacy, (ii) Private Data or (ii) the security or integrity of any IT Assets.

“Private Data” means any personal, personally identifiable, financial, sensitive or regulated information (including credit or debt card information, bank account information or user names and passwords).

“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, or inquiry commenced, brought, conducted or heard by or before any Governmental Entity.

“Proxy Statement” means the Company’s proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders Meeting (together with any amendments or supplements thereto).

“Representatives” means, with respect to any Person, such Person’s officers, agents, employees, consultants, professional advisers (including attorneys, accountants and financial advisors) and debt financing sources.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the related rules and regulations promulgated thereunder.

“Specified Persons” means the Persons set forth on Section 8.16(c) of the Parent Disclosure Letter.

“Subsidiary” means, with respect to any Person, any other corporation, partnership, joint venture, limited liability company or any other entity (i) of which such first Person or a Subsidiary of such first Person is a general partner or managing member or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or Persons performing similar functions with respect to such entity is directly or indirectly owned or controlled by such first Person and/or one or more Subsidiaries thereof.

“Takeover Law” means any state “business combination,” “affiliated transaction,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Law.

“Taxes” means any and all federal, state, local, foreign or other taxes, charges, fees, levies, or other similar assessments (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including any income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, registration, property, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, customs, duties, occupation, premium or net worth, excise, withholding, ad valorem, value added, estimated or other tax of any kind.

“Tax Return” means any report, return, document, declaration or other information or filing that is filed or required to be filed with a Governmental Entity with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including, without limitation, information returns, declarations of estimated Taxes, amended returns or claims for refunds (and any attachments thereto).

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar “mass layoff” or “plant closing” Laws, or other Laws requiring advance notice of termination of employment and/or payments to affected employees.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be duly executed, all as of the date first written above.

SIRIUS XM HOLDINGS INC.
By:	/s/ Patrick L. Donnelly

Name:	Patrick L. Donnelly
Title:	Executive Vice President, General Counsel and Secretary

WHITE OAKS ACQUISITION CORP.
By:	/s/ Patrick L. Donnelly

Name:	Patrick L. Donnelly
Title:	Vice President and Secretary

PANDORA MEDIA, INC.
By:	/s/ Roger Lynch

Name:	Roger Lynch
Title:	President & Chief Executive Officer

ANNEX A

Form of Certificate of Incorporation of the Surviving Corporation

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
PANDORA MEDIA, INC.

FIRST: The name of the corporation (which is hereinafter referred to as the “Corporation”) is Pandora Media, Inc.

SECOND: The address of the registered office of the Corporation in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”), as from time to time amended.

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 1,000, all of which shares shall be Common Stock having a par value per share of $0.01.

FIFTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this certificate of incorporation, bylaws of the Corporation may be adopted, amended or repealed by a majority of the board of directors of the Corporation. Election of directors need not be by written ballot.

SIXTH:

(A) Limited Liability. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(B) Right to Indemnification.

1. Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this Article VI shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this Article VI shall be a contract right.

2. The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(C) Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(D) Nonexclusivity of Rights. The rights and authority conferred in this Article VI shall not be exclusive of any other right that any person may otherwise have or hereafter acquire.

(E) Preservation of Rights. Neither the amendment nor repeal of this Article VI, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

SEVENTH: The Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware Law, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article VII.

ANNEX B

Form of Bylaws of Surviving Corporation

PANDORA MEDIA, INC.

BYLAWS

ADOPTED [•], 2018

ARTICLE I

MEETINGS OF STOCKHOLDERS

Section 1. Place of Meeting and Notice. Meetings of the stockholders of the Corporation shall be held at such place either within or without the State of Delaware as the Board of Directors may determine.

Section 2. Annual and Special Meetings. Annual meetings of stockholders shall be held, at a date, time and place fixed by the Board of Directors and stated in the notice of meeting, to elect a Board of Directors and to transact such other business as may properly come before the meeting. Special meetings of the stockholders may be called by the President for any purpose and shall be called by the President or Secretary if directed by the Board of Directors.

Section 3. Notice. Except as otherwise provided by law, at least 10 and not more than 60 days before each meeting of stockholders, written notice of the time, date and place of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each stockholder.

Section 4. Quorum. At any meeting of stockholders, the holders of record, present in person or by proxy, of a majority of the Corporation’s issued and outstanding capital stock shall constitute a quorum for the transaction of business, except as otherwise provided by law. In the absence of a quorum, any officer entitled to preside at or to act as secretary of the meeting shall have power to adjourn the meeting from time to time until a quorum is present.

Section 5. Voting. Except as otherwise provided by law, all matters submitted to a meeting of stockholders shall be decided by affirmative vote of a majority of the Corporation’s issued and outstanding capital stock present in person or by proxy.

ARTICLE II

DIRECTORS

Section 1. Number, Election and Removal of Directors. The number of Directors that shall constitute the Board of Directors shall not be less than one or more than fifteen. The number of Directors shall be determined by the Board of Directors or the stockholders. The Directors shall be elected by the stockholders at their annual meeting. Vacancies and newly created directorships resulting from any increase in the number of Directors may be filled by a majority of the Directors then in office, although less than a quorum, or by the sole remaining Director or by the stockholders. A Director may be removed with or without cause by the stockholders.

Section 2. Meetings. Regular meetings of the Board of Directors shall be held at such times and places as may from time to time be fixed by the Board of Directors or as may be specified in a notice of meeting.

Section 3. Quorum. One-third of the total number of authorized Director seats shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board of Directors, the Directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until such a quorum is present. Except as otherwise provided by law, the Certificate of Incorporation of the Corporation or these Bylaws, the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors.

Section 4. Committees. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees, including, without limitation, an Executive Committee, to have and exercise such power and authority as the Board of Directors shall specify. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another Director to act as the absent or disqualified member.

ARTICLE III

OFFICERS

The officers of the Corporation shall consist of a President and a Secretary, and such other additional officers with such titles as the Board of Directors shall determine, all of which shall be chosen by and shall serve at the pleasure of the Board of Directors. Such officers shall have the usual powers and shall perform all the usual duties incident to their respective offices. All officers shall be subject to the supervision and direction of the Board of Directors. The authority, duties or responsibilities of any officer of the Corporation may be suspended by the President with or without cause. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors with or without cause.

ARTICLE IV

GENERAL PROVISIONS

Section 1. Notices. Whenever any statute, the Certificate of Incorporation or these Bylaws require notice to be given to any Director or stockholder, such notice may be given in writing by mail, addressed to such Director or stockholder at his address as it appears in the records of the Corporation, with postage thereon prepaid. Such notice shall be deemed to have been given when it is deposited in the United States mail. Notice to Directors may also be given by email.

Section 2. Certificates. The shares of the Corporation shall be uncertificated, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be certificated shares. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by duly authorized officers of the Corporation certifying the number of shares owned by such holder in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board of Directors.

***************************

Annex A1

Execution Version

JOINDER TO MERGER AGREEMENT

October 25, 2018

Reference is hereby made to that certain Agreement and Plan of Merger and Reorganization dated as of September 23, 2018 (the “Merger Agreement”), by and among Pandora Media, Inc., a Delaware corporation (the “Company”), Sirius XM Holdings Inc., a Delaware corporation (“Parent”), and White Oaks Acquisition Corp., a Delaware corporation (“Merger Sub”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Merger Agreement.

In order to induce the Company, Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the undersigned (each, a “Joining Party”), hereby:

(a) represents and warrants as follows:

(i) The undersigned is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.

(ii) The undersigned has all requisite power and authority to execute and deliver this Joinder to Merger Agreement (this “Joinder”), to perform its obligations under this Joinder and the Merger Agreement and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the undersigned of this Joinder and the consummation by the undersigned of the transactions contemplated by this Joinder and the Merger Agreement have been duly authorized by all necessary corporate action on the part of the undersigned. The undersigned has duly executed and delivered this Joinder and this Joinder constitutes the undersigned’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(iii) No consent, approval, clearance, permit or authorization of, or registration or filing with, or notice to, any Governmental Entity is required to be made or obtained by the undersigned in connection with the execution or delivery of this Joinder or the consummation of the transactions contemplated by this Joinder or the Merger Agreement, except for: (x) the filing of the Certificate of Holding Company Merger with the Secretary of State of the State of Delaware, (y) the filing of the Certificate of Sirius XM Merger with the Secretary of State of the State of Delaware and (z) the filings, consents, approvals and waiting periods referred to in Sections 3.4(a) and 4.4(a) of the Merger Agreement.

(iv) The execution, delivery and performance of this Joinder by the undersigned does not, and the consummation by the undersigned of the transactions contemplated hereby and by the Merger Agreement will not, (i) conflict with or violate any provision of the Constituent Documents of the undersigned, or (ii) assuming the filings, consents, approvals and waiting periods referred to in section (a)(iii) above are duly made, obtained or satisfied and the Company Stockholder Approval is obtained (A) violate any Law or Order, in either case, applicable to the undersigned or any of its properties or assets or (B) violate, conflict with, result in the loss of any benefit under, require a payment or incur a penalty under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of the undersigned under, any Contract to which the undersigned is a party, or by which the undersigned or any of its properties or assets may be bound or affected, except, in the case of the foregoing clause (ii), for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect to the undersigned.

A1-1

(b) acknowledges the receipt of a copy of the Merger Agreement and agrees, effective as of the date first written above, (i) to join and become a party to the Merger Agreement, (ii) to be bound by, observe and comply with the terms and conditions of the Merger Agreement, as the same may be amended from time to time, as a party thereto, and (x) with respect to Billboard Holding Company, Inc., “New Holding Company” thereunder, (y) with respect to Billboard Acquisition Sub, Inc., “Holdco Merger Sub” thereunder and (w) with respect to Sirius XM Radio Inc., “Sirius XM Radio” thereunder and (iii) that for all purposes under the Merger Agreement, each reference to the “New Holding Company” shall be deemed to mean Billboard Holding Company, Inc. and each reference to the “Holdco Merger Sub” shall be deemed to mean Billboard Acquisition Sub, Inc.

This Joinder shall be governed by, and construed in accordance with, the Law of the State of Delaware without regard to any conflicts of law principles that would require the application of any other Law. By the execution and delivery of this Joinder, each Joining Party hereby submits to the personal jurisdiction of any state or federal court within the State of Delaware in any suit, action or proceeding arising out of or relating to this Joinder. The provisions of Article VIII of the Merger Agreement shall apply mutatis mutandis to this Joinder.

A1-2

IN WITNESS WHEREOF, the Joining Party has executed this Joinder as of the date first written above.

JOINING PARTY:
BILLBOARD HOLDING COMPANY, INC.
By:	/s/ Karen Walker

Name:	Karen Walker
Title:	President

BILLBOARD ACQUISITION SUB, INC.
By:	/s/ Karen Walker

Name:	Karen Walker
Title:	President

SIRIUS XM RADIO INC.
By:	/s/ Patrick L. Donnelly

Name:	Patrick L. Donnelly
Title:	Executive Vice President, General Counsel and Secretary

Accepted and agreed:

PANDORA MEDIA, INC.
By:	/s/ Karen Walker

Name:	Karen Walker
Title:	Chief Accounting Officer

SIRIUS XM HOLDINGS INC.
By:	/s/ Patrick L. Donnelly

Name:	Patrick L. Donnelly
Title:	Executive Vice President, General Counsel and Secretary

WHITE OAKS ACQUISITION CORP.
By:	/s/ Patrick L. Donnelly

Name:	Patrick L. Donnelly
Title:	Vice President and Secretary

Annex B

Centerview Partners LLC
31 West 52nd Street
New York, NY 10019
September 23, 2018

The Board of Directors
Pandora Media, Inc.
2100 Franklin St.
Suite 700
Oakland, CA 94612

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Pandora Media, Inc., a Delaware corporation (the “Company”), of the Exchange Ratio (as defined below) provided for pursuant to the Agreement and Plan of Merger and Reorganization proposed to be entered into (the “Agreement”) by and among Sirius XM Holdings Inc., a Delaware corporation (“Parent”), White Oaks Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides that (a) the Company will form a Delaware corporation as a wholly owned subsidiary of the Company (“New Holding Company”), (b) New Holding Company will form a Delaware corporation as a wholly owned subsidiary of New Holding Company (“Holdco Merger Sub”), (c) Holdco Merger Sub will be merged with and into the Company (the “Holding Company Merger”), as a result of which the Company will become a wholly owned subsidiary of New Holding Company, (d) immediately after the effective time of the Holding Company Merger, the Company will convert into a Delaware limited liability company (the “Conversion”), (e) immediately after the effective time of the Conversion, Merger Sub will merge with and into New Holding Company (the “Merger”), as a result of which New Holding Company will become a wholly owned subsidiary of Parent, and (f) immediately after the effective time of the Merger, New Holding Company will merge with and into Sirius XM Radio, Inc., a wholly owned subsidiary of Parent, as a result of which the separate existence of New Holding Company will cease and Sirius XM Radio, Inc. will continue as the surviving corporation (collectively with the Merger, the Holding Company Merger and the other transactions contemplated by the Agreement, the “Transaction”). As a result of the Transaction, each issued and outstanding Share (other than any Shares owned by the Company (including Shares held as treasury stock or otherwise) (such shares, together with any Shares held by Parent or any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive 1.44 (the “Exchange Ratio”) shares of common stock, par value $0.001 per share (the “Parent Shares”), of Parent. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the earlier of (i) the consummation of the Transaction and (ii) the 13-month anniversary of the execution of the Agreement, and a substantial portion of which is payable contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019
PHONE: (212) 380-2650 FAX: (212) 380-2651 WWW.CENTERVIEWPARTNERS.COM

NEW YORK • LONDON • SAN FRANCISCO • PALO ALTO • LOS ANGELES

The Board of Directors
Pandora Media, Inc.
September 23, 2018

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have been engaged to provide financial advisory services to the Company from time to time, including in connection with Parent’s preferred equity investment in the Company, the Company’s sale of its Ticketfly business to Eventbrite and the Company’s ongoing review of strategic alternatives, and we have received compensation from the Company for such services. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received compensation from Parent. We may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated September 23, 2018 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K, as amended, of the Company for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 and Annual Reports on Form 10-K of Parent for the years ended December 31, 2017, December 31, 2016 and December 31, 2015; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; (iv) certain publicly available research analyst reports for the Company and Parent; (v) certain other communications from the Company and Parent to their respective stockholders; (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Company Forecasts”) (collectively, the “Company Internal Data”); (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Parent (collectively, the “Parent Internal Data”); (viii) certain publicly available research analysts’ estimates relating to Parent furnished to us by Parent for purposes of our analysis (the “Parent Public Forecasts”); and (ix) certain cost savings and operating synergies projected by the management of the Company to result from the Transaction furnished to us by the Company for purposes of our analysis (the “Synergies”). We have participated in discussions with members of the senior management and representatives of the Company and Parent regarding their assessment of the Company Internal Data (including, without limitation, the Company Forecasts), the Parent Internal Data, the Parent Public Forecasts and the Synergies, as appropriate, and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Company Internal Data (including, without limitation, the Company Forecasts) and the Synergies have been reasonably prepared on bases reflecting the best currently available

The Board of Directors
Pandora Media, Inc.
September 23, 2018

estimates and judgments of the management of the Company as to the matters covered thereby and that the Parent Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of Parent, and we have relied, at your direction, on the Company Internal Data (including, without limitation, the Company Forecasts), the Parent Internal Data, the Parent Public Forecasts and the Synergies for purposes of our analysis and this opinion. We express no view or opinion as to the Company Internal Data (including, without limitation, the Company Forecasts), the Parent Internal Data, the Parent Public Forecasts or the Synergies or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company or Parent. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company or Parent, or the ability of the Company or Parent to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Exchange Ratio provided for pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio provided for pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of Parent Shares actually will be when issued pursuant to the Transaction or the prices at which the Shares or Parent Shares will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any

The Board of Directors
Pandora Media, Inc.
September 23, 2018

stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors of the Company and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Exchange Ratio provided for pursuant to the Agreement is fair, from a financial point of view, to the holders of Shares other than Excluded Shares.

Very truly yours,

CENTERVIEW PARTNERS LLC

Annex C

LionTree Advisors LLC 660 Madison Avenue, 15th Floor New York, NY 10065

CONFIDENTIAL

September 23, 2018
The Board of Directors
Pandora Media, Inc.
2101 Webster Street, Suite 1650
Oakland, California 94612

Dear Members of the Board:

We understand that Pandora Media, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger and Reorganization, to be dated as of September 23, 2018 (the “Agreement”), by and among the Company, Sirius XM Holdings Inc. (the “Acquiror”) and White Oaks Acquisition Corp., a wholly owned subsidiary of the Acquiror (“Merger Sub”), pursuant to which (i) a newly formed corporation and wholly owned subsidiary of the Company will merge with and into the Company, as a result of which the Company will become a wholly owned subsidiary of a newly formed corporation (“New Holdco”), and each issued and outstanding share of common stock, par value $0.0001 per share, of the Company (the “Company Stock”) will be converted, subject to certain exceptions, into one validly issued, fully paid and non-assessable share of common stock of New Holdco (“New Holdco Stock”), and (ii) immediately thereafter, Merger Sub will merge with and into New Holdco, as a result of which New Holdco will become a wholly owned subsidiary of the Acquiror, and each issued and outstanding share of New Holdco Stock will be converted, subject to certain exceptions, into the right to receive 1.44 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of common stock, par value $0.001 per share, of the Acquiror (the “Acquiror Stock” and, such number of shares of Company Stock to be issued, the “Consideration”).

The transactions contemplated by the Agreement (collectively, the “Transaction”) and the terms and conditions thereof are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio pursuant to the Agreement to the public holders of Company Stock (other than the Acquiror and its respective affiliates (collectively, the “Excluded Parties”)) (without giving effect to any impact of the Transaction on any particular stockholder of the Company other than in its capacity as a holder of Company Stock).

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft, dated September 23, 2018, of the Agreement;
(ii)	reviewed certain publicly available business and financial information relating to the Company and the Acquiror;
(iii)

reviewed certain historical financial information and other data relating to the Company that were provided to us by the management of the Company, approved for our use by the Company, and not publicly available;

(iv)

reviewed certain internal financial forecasts, estimates, and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company, approved for our use by the Company, and not publicly available, including financial forecasts and estimates for the fiscal years ending December 31, 2018, through December 31, 2025, prepared by the management of the Company;

The Board of Directors
Pandora Media, Inc.
September 23, 2018

(v)

conducted discussions with members of the senior management of the Company concerning the business, operations, historical financial results, and financial prospects of the Company and the Transaction;

(vi)	conducted limited discussions with members of the senior management of the Acquiror concerning near term financial prospects of the Acquiror;
(vii)	reviewed current and historical market prices of the Company Stock and the Acquiror Stock;
(viii)	reviewed certain publicly available financial and stock market data with respect to certain other companies;
(ix)	reviewed and compared data regarding the premiums paid in certain other transactions;
(x)	reviewed certain financial performance data of the Company and compared that data with similar data for certain other companies; and
(xi)	conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to, discussed with, or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, or any of their respective subsidiaries, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, with your consent (and based on advice of management of the Company), that they have been reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and its subsidiaries and will be achieved at the times and in the amounts projected. We express no opinion with respect to such forecasts or estimates. We also have assumed, with your consent, that the Transaction will have the tax consequences contemplated by the Agreement. This opinion does not address any legal, regulatory, taxation, or accounting matters, as to which we understand that you have obtained such advice as you deemed necessary from qualified professionals, and we have assumed the accuracy and veracity of all assessments made by such advisors to the Company with respect to such matters. Our opinion is necessarily based on economic, monetary, market, and other conditions as in effect on, and the information available to us as of, the date hereof and our opinion speaks only as of the date hereof.

Our opinion does not address the Company’s underlying business decision to engage in the Transaction or any related transaction, the relative merits of the Transaction or any related transaction as compared to other business strategies or transactions that might be available to the Company, or whether the consideration to be received by the stockholders of the Company pursuant to the Agreement represents the best price obtainable. In connection with our engagement, we did not negotiate the Exchange Ratio or any other matter with the Acquiror or its representatives on your behalf and we were not requested to, and did not, solicit interest from other parties prior to the date hereof with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. We also express no view as to, and our opinion does not address, the solvency of the Company or any other entity under any state, federal, or other laws relating to bankruptcy, insolvency, or similar matters. This opinion addresses only the fairness, from a financial point of view, of the Exchange Ratio pursuant to the Agreement, as of the date hereof, to the holders of Company Stock (other than the Excluded Parties). We have not been asked to, nor do we, offer any opinion as to the terms, other than the Exchange Ratio to the extent expressly specified herein, of the Agreement or any related documents or the form of the Transaction or any related transaction (including any agreement or transaction between any Excluded Party and the

The Board of Directors
Pandora Media, Inc.
September 23, 2018

Company or between any Excluded Party and the Acquiror), including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company, the Acquiror, or any of their respective affiliates. We have not been asked to, nor do we, offer any opinion with respect to any allocation of the Consideration (or any portion thereof), or the fair market value of the Company, the Acquiror, the Company Stock, or the Acquiror Stock. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the Transaction, any Excluded Parties, or any class of such persons, whether relative to the Exchange Ratio or otherwise. This letter should not be construed as creating any fiduciary duty on the part of LionTree Advisors LLC (or any of its affiliates) to any party. We express no opinion as to what the value of the Acquiror Stock will be when issued pursuant to the Transaction or the prices at which the Acquiror Stock or Company Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that except as would not be in any way meaningful to our analysis: (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) the representations and warranties of the parties to the Agreement, and the related Transaction documents, are true and correct, (iii) the parties to the Agreement, and the related Transaction documents, will comply with and perform all covenants and agreements required to be complied with or performed by such parties under the Agreement and the related Transaction documents, and (iv) the Transaction will be consummated in accordance with the terms of the Agreement and related Transaction documents, without any waiver or amendment of any term or condition thereof. We have also assumed, with your consent, that all governmental, regulatory, or other third-party consents and approvals necessary for the consummation of the Transaction or otherwise contemplated by the Agreement will be obtained without any adverse effect on the Company, the Acquiror, or on the expected benefits of the Transaction in any way meaningful to our analysis.

This opinion is provided solely for the benefit of the Board of Directors of the Company (in its capacity as such) in connection with, and for the sole purpose of, its evaluation of the Transaction, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any other matter.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services, a portion of which is payable in connection with this opinion, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the past, we and our affiliates have provided investment banking services and capital markets services to affiliates of the Acquiror and their related entities or entities in which such affiliates have a significant direct or indirect interest, unrelated to the proposed Transaction, for which we and our affiliates received, and may receive, compensation, including having acted as (i) financial advisor to Charter Communications, Inc., Liberty Global plc, Lions Gate Entertainment Corp., Live Nation Entertainment, Inc. and Starz in connection with a number of merger and acquisition transactions or similar matters and (ii) co-manager in connection with certain debt offerings of such entities (including Charter Communications, Inc. and Live Nation Entertainment, Inc.). We and our affiliates may also seek to provide such services to the Company, the Acquiror, their respective affiliates and their related entities or entities in which they have a significant direct or indirect interest, and expect to receive fees for the rendering of these services. In addition, from time to time, John C. Malone, who has a significant indirect ownership interest in the Acquiror through affiliated entities, and Greg Maffei, who is Chairman of the Company and Chairman of the Acquiror, have invested in, or alongside with, investment vehicles established by one or more of our affiliates. One or more of our affiliates may establish investment vehicles in the future in which affiliates of the Acquiror may invest. In connection with the bankruptcy proceedings of iHeart Media, Inc. (“iHeart”), in which affiliates of the Acquiror have an interest, we and our affiliates have been engaged to act as a

The Board of Directors
Pandora Media, Inc.
September 23, 2018

special financial advisor to iHeart for which we and our affiliates may receive compensation. In the ordinary course of business, certain of our employees and affiliates may hold or trade, for their own accounts and the accounts of their investors, securities of the Company and the Acquiror and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of LionTree Advisors LLC.

This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party, nor shall any public reference to us be made, for any purpose whatsoever except with our prior written consent in each instance.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair, from a financial point of view, to the holders of Company Stock (other than the Excluded Parties).

Very truly yours,

LIONTREE ADVISORS LLC